Confidential Treatment requested by Diversey Holdings, Ltd.
Pursuant to 17 C.F.R. Section 200.83
As submitted confidentially to the Securities and Exchange Commission on November 12, 2020 pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Diversey Holdings, Ltd.
(Exact name of registrant as specified in its charter)
Cayman Islands (State or other jurisdiction of incorporation or organization)	2842 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)
1300 Altura Road, Suite 125
Fort Mill, South Carolina 29708
Telephone: (803) 746-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Philip Wieland
Chief Executive Officer
1300 Altura Road, Suite 125
Fort Mill, South Carolina 29708
Telephone: (803) 746-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Bradley C. Reed, P.C. Alexander M. Schwartz Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000	Thomas Holden Rachel D. Phillips Ropes & Gray LLP 3 Embarcadero Center San Francisco, CA 94111 (415) 315-6300
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Confidential Treatment requested by Diversey Holdings, Ltd.
Pursuant to 17 C.F.R. Section 200.83
Large accelerated filer ☐	Accelerated Filer ☐
Non-accelerated filer ☒	Smaller Reporting Company ☐
Emerging Growth Company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering(1)(2)	Amount of Registration Fee
Ordinary shares, par value $ per share	$	$

(1)
Includes the aggregate offering price of shares of ordinary shares subject to the underwriters’ option to purchase additional shares.

(2)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.
Confidential Treatment requested by Diversey Holdings, Ltd.
Pursuant to 17 C.F.R. Section 200.83
Subject to Completion
Preliminary Prospectus dated            , 2021.
            Ordinary Shares
Diversey Holdings, Ltd.
This is an initial public offering of ordinary shares of Diversey Holdings, Ltd.
Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per share will be between $      and $      . We have applied to list our ordinary shares on the                   under the symbol “           .”
See “Risk Factors” beginning on page  14 to read about factors you should consider before buying our ordinary shares.
Immediately after this offering, assuming an offering size as set forth above, funds controlled by our equity sponsor, Bain Capital L.P. will own approximately    % of our outstanding ordinary shares (or    % of our outstanding ordinary shares if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the             . See “Management — Corporate Governance — Controlled Company Status.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Diversey Holdings, Ltd	$	$

(1)
See “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than                ordinary shares, the underwriters have the option to purchase up to an additional                ordinary shares at the initial public offering price less the underwriting discount.
The underwriters expect to deliver the ordinary shares to purchasers on            , 2021.

Prospectus dated            , 2021

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). We take no responsibility for, and can provided no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.
No offer or invitation to subscribe for any securities may be made to the public in the Cayman Islands.

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Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Trademarks and Service Marks
This prospectus includes our trademarks and service marks which are protected under applicable intellectual property laws and are the property of Diversey Holdings, Ltd. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
Basis of Presentation
On September 6, 2017, Diamond (BC) B.V. (“Diamond”), our subsidiary and a private limited liability company incorporated under the laws of the Netherlands, acquired the Diversey Care division and the food hygiene and cleaning business of Sealed Air Corporation (the “Predecessor Diversey Business” or “Predecessor”), including certain assets and all of the capital stock of certain entities engaged in such businesses (the “2017 Acquisition”), pursuant to a purchase agreement entered into on March 25, 2017 between Sealed Air Corporation and Diamond. The purchase price for the 2017 Acquisition was funded by (i) an indirect equity contribution of $850.0 million into Diamond by certain investment funds advised by Bain Capital L.P. and its affiliates (“Bain Capital”), (ii) proceeds from borrowings under senior secured credit facilities, including a $900.0 million term loan facility and a €970.0 million term loan facility (together, the “Term Loan Facility”) and a $250.0 million revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Senior Secured Credit Facilities”) and (iii) proceeds from the issuance of €450.0 million aggregate principal amount of 5.625% senior notes due 2025 (the “Senior Notes”). The Senior Secured Credit Facilities and the Senior Notes are more fully described in “Description of Certain Indebtedness.”
Diversey Holdings, Ltd. (the “issuer”) was formed on November 3, 2020 for the purpose of completing the offering contemplated by this prospectus and related transactions in order to carry on the business of Constellation (BC) 2 S.a.r.l. (“Constellation”) and its subsidiaries. Prior to the consummation of this offering, the issuer will consummate certain reorganization transactions pursuant to which existing equity holders of Constellation, including Bain Capital, will contribute their interests in Constellation to the issuer in exchange for ordinary shares of the issuer (the “Reorganization Transactions”).
Unless the context requires otherwise, references in this prospectus to the “Company,” “we,” “us,” “our,” and “Diversey” (i) for periods through September 6, 2017, refer to the Predecessor Diversey Business, (ii) for periods from September 6, 2017 until prior to the Reorganization Transactions refer to Constellation and its subsidiaries, and (iii) after giving effect to the Reorganization Transactions, refer to the issuer and its consolidated subsidiaries. The financial results of Constellation and its subsidiaries will be consolidated in the financial statements of the issuer following this offering. We have not included the historical financial statements of the issuer in this prospectus because the issuer was formed after the periods covered by the financial statements included in this prospectus has engaged to date only in activities in contemplation of this offering and has had no operations or assets prior to the completion of the Reorganization Transactions. Following the completion of this offering, the issuer will be a holding company, and its principal asset will be equity of Constellation. Accordingly, following the completion of this offering, we intend to include the financial statements of the issuer in our periodic reports and other filings as required by applicable law and the rules and regulations of the SEC.

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Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our ordinary shares. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”
Company Overview
We are a leading global provider of high-performance hygiene, infection prevention, and cleaning solutions for the Institutional and Food & Beverage markets. In addition, we offer a wide range of value-added services, including food safety and application training and consulting, as well as auditing of hygiene and water management. Our Institutional business provides solutions serving end-users such as healthcare facilities, food service providers, retail and grocery outlets, educational institutions, hospitality establishments, and building service contractors. Our Food & Beverage business provides solutions serving manufacturers in the brewing, beverage, dairy, processed foods, pharma, and agricultural markets. Although our cleaning products represent only a small portion of our customers’ total cleaning costs, they are typically viewed as being non-discretionary because they can have a meaningful impact on the efficacy of food safety, operational excellence, and sustainability. The COVID-19 pandemic has further reinforced the essential nature of our solutions and increased hygiene, infection prevention, and cleaning standards across all markets.
Our fully integrated suite of solutions combine chemicals, dosing and dispensing equipment, cleaning machines, services and digital analysis across our two distinct businesses: Institutional and Food & Beverage. Our Institutional business, which represented approximately 75% of our net sales for the year ended December 31, 2019, develops and delivers integrated solutions comprised of infection prevention and personal care products, floor and building care chemicals, kitchen and mechanical warewash chemicals and machines, dosing and dispensing equipment, and floor care machines. Our Food & Beverage business, which represented approximately 25% of our net sales for the year ended December 31, 2019, develops and delivers solutions integrating chemicals, engineering and equipment, knowledge-based services, training, water treatment, and pharmaceutical and agricultural services.
We are highly diversified across products and services, end-markets and geographies. Our global operations have broad exposure and a significant presence throughout North America, Europe, the Middle East and Africa (“MEA”), Latin America (“LATAM”), and Asia Pacific (“APAC”). We have little reliance on any individual country. We serve more than 85,000 customers across in excess of 290,000 sites globally. Our extensive portfolio breadth reduces our exposure to any one solution, with no individual product or service representing more than 1% of net sales for the year ended December 31, 2019. We are further diversified across stable end-markets, including, among others, healthcare, food service, retail and grocery, processed food, dairy, brewing and beverages, with no individual end-market accounting for more than 14% of net sales for the year ended December 31, 2019. We believe this high degree of diversification with low customer concentration generates significant revenue stability, reflected by our strong performance during the COVID-19 pandemic.
We believe we are differentiated from our competitors by our global footprint and diverse customer base, integrated high-touch service and end-to-end solutions, customized chemical formulations, and our extensive suite of dosing and dispensing equipment and machines. We believe our products improve customers’ hygiene, infection prevention, and cleaning results as well as their operational efficiency, which has led to deep and long-standing customer relationships. Working in a highly fragmented industry, we have a balanced sales approach involving both direct selling capabilities and a distribution network that reaches thousands of end-use customers. Our investments in research and development help us meet our customers’ business needs, which we believe positions us as an innovator and strong collaborative partner to our customers.
For the year ended December 31, 2019, we generated net sales of $2,623.9 million, net loss of $109.0 million and Adjusted EBITDA of $339.8 million. See “Summary — Summary Condensed

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Consolidated and Combined Financial Data” for a definition of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.
The following charts set forth our net sales by vertical, geographic segment, end-market, and customer concentration category for the year ended December 31, 2019.
2019 Net Sales Breakdown
Institutional
Our Institutional business provides customers with high-performance hygiene, infection prevention, and cleaning solutions. Our primary offering includes hard surface disinfectants and personal care products, floor and building care chemicals, kitchen and mechanical warewash chemicals and machines, dosing and dispensing equipment, and floor care machines. We believe our solutions drive labor productivity, support infection prevention, and provide for food safety while also enhancing the customer experience. In addition to sales of chemicals, machines and equipment, we offer a range of engineering, consulting, and training services related to productivity improvement, water and energy management and risk management, supported by data provided through our digital solutions. Many of the products we offer in our institutional business are consumable in nature and require periodic replacement, generating recurring revenue. Furthermore, optimal application of our chemicals is managed through our proprietary dosing and dispensing equipment that are installed at our customers’ sites, which increase stickiness with our customers and provide stability to our revenue base.
We are a global leader in our Institutional business. We believe we held the #1 market position in the Europe, MEA, LATAM and APAC regions and the #2 market position in North America based on our net sales for the year ended December 31, 2019. Our global presence and scale enable us to consistently serve large global customers with added local insight and regional support to provide a tailored solution and an enhanced high-touch, value-added service offering. Our Institutional business is focused on serving six primary end markets globally: healthcare, food service, retail and grocery, education, hospitality, and building service contractors.
Our Institutional business accounted for $1,979.1 million, or approximately 75%, of our net sales for the year ended December 31, 2019. Our gross margin in the Institutional business for the year ended December 31, 2019 was 43.2%.
Food & Beverage
Our Food & Beverage business provides our customers with high-performance hygiene, infection prevention, and cleaning solutions in manufacturing operations aimed to enhance food safety, operational excellence, and sustainability. Our primary solutions include chemical products, engineering and equipment, knowledge-based services, training, and water treatment. Our Cleaning-In-Place (“CIP”) and open plant systems integrate cleaning chemicals, lubricants, floor care equipment and cleaning and dispensing tools within the food and beverage manufacturing industry. We also offer value-added knowledge-driven engineering and project design solutions and installations including automated equipment for dosing and distributing cleaning and sanitation solutions. Our hygiene and engineering solutions are designed to improve productivity and food safety as well as generate water and energy savings for our customers. To ensure proper implementation, we employ highly skilled technical application experts to help customers achieve production efficiencies through customized solutions. Although cleaning chemicals represent a small portion of our

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
customers’ total overall system costs, if improperly managed, they can have a high cost of failure due to their significant impact on both the efficacy of cleaning processes and operational costs. We believe our customized product offerings enhance customer retention through mutual investment in infrastructure and solutions.
We are also a global leader in our Food & Beverage business. We believe we held the #1 market position in the MEA region and the #2 position in Europe, APAC and LATAM regions based on our net sales for the year ended December 31, 2019. Our global scale enables us to consistently serve large multi-national customers with added local insights and regional support to ensure a tailored, high-quality solution across customer sites. Our Food & Beverage business is focused on serving six key sectors globally: brewing, beverage, dairy, processed foods, pharma, and agricultural markets.
Our Food & Beverage business accounted for $644.8 million, or approximately 25%, of our net sales for the year ended December 31, 2019. Our gross margin in the Food & Beverage product category for the year ended December 31, 2019 was 38.9%.
Industry Background
Based on Freedonia’s Global Fc Chemical report, Kline’s Janitorial and Housekeeping Cleaning Products: US Market Analysis and Opportunities 2017 report, and Maia Research’s Global Industrial and Institutional Cleaning Products Market Research 2015-2027 report, we estimate that the global market for traditional cleaning and hygiene products and related services generated annual industry-wide sales of approximately $32 billion for the year ended December 31, 2019, of which Institutional comprises approximately $26 billion and Food & Beverage comprises approximately $6 billion. These figures exclude sales and industry growth related to digital innovation/Internet of Clean® and cleaning machines for the hygiene and cleaning industry. Our industry has demonstrated stable growth trends over time due to its broad end-market exposure, recurring demand for consumable products and services, and upward secular demand driven by underlying end-market trends such as increased regulation and significantly heightened public awareness of health, hygiene and infection risk, all of which have been further accelerated by the COVID-19 pandemic.
We believe that we are one of the largest global providers of institutional and industrial cleaning, sanitation and hygiene products and related services globally in most of the regions in which we operate. Our industry is highly fragmented, and consists of several regional players which we believe have a more limited product offering than ours. Large, multi-national customers seek out our services given our scale, which is another competitive advantage, particularly relative to competitors with a regional focus.
Industry Growth Drivers
We believe that the Institutional and Food & Beverage businesses of the traditional cleaning and hygiene industry have demonstrated stable growth trends over time due to the growing importance of hygiene and cleanliness across our highly diversified end-markets and geographies. Governmental regulations for food safety and customer focus on infection prevention, hygiene and cleanliness, particularly as a result of the COVID-19 pandemic, have also increased significantly across the world. Climate change, water scarcity and environmental concerns have combined to create further demand for products, services and solutions designed to minimize waste and drive broader sustainability.
We believe that the principal end-markets in which we operate will continue to grow at attractive rates, supported by a number of key industry trends like the focus on infection prevention, high cost of absenteeism, increased hygiene standards, rising Healthcare Acquired Infections (“HAIs”) costs, stringent food safety laws, increasing population, high turnover in facilities management staff and increasing automation and digitization. Specifically, we see six broad trends driving these growth rates:
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Infection Prevention:   We expect the COVID-19 pandemic to drive a permanent increase in hygiene intensity across all markets. Additionally, the high incidences of HAIs continue to increase standards for infection prevention in the fast-growing healthcare sector.

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Food Safety:   Restaurants, food producers, and distributors are focused on combatting the rise and frequency of foodborne illnesses, particularly as the trend towards fast casual dining continues to grow.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
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Regulatory:   Changes in the regulatory environment continue to impact labeling and classification of chemicals.

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Sustainability:   Eco resource scarcity is increasingly a concern as the world becomes more populated and resource needs outpace resource supply. This driver is particularly relevant across all of our Institutional business end-markets, where regulation increasingly requires sustainable solutions. In addition, our customers are becoming increasingly aware of “green cleaning”, which uses cleaning methods and products with environmentally friendly ingredients, and procedures which are designed to preserve human health and environmental quality. Water, energy and conservation solutions are becoming more prevalent in our Food & Beverage business and warewash product category around the world.

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Digital Innovation:   The shift toward the use of network-connected, physical devices embedded with electronics, software, sensors and actuators that collect and exchange data represents a growth opportunity across cleaning and hygiene categories as end-markets are highly motivated to leverage technologies to reduce costs and increase efficiency.

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Population growth:   Increasing global population will drive sustainable growth in the need for food, beverage, agriculture, and health care needs over time, leading to positive secular dynamics for Food & Beverage, Food Retail, and Healthcare vertical markets.

We believe we are well positioned to navigate shifting industry trends. Beyond just selling products, we focus on the importance of delivering a comprehensive solution, high productivity, risk management and sustainability to our customers. We have become an important part of our customers’ value chain and continue to help them protect their brands and drive profitability.
Our Competitive Strengths
Global Leader in Large, Diverse, and Growing Market — We believe that we are one of the largest global providers of institutional and industrial hygiene, infection prevention, cleaning, and related services. We estimate the size of the market in which we operate to be approximately $32 billion, and that we hold a leading market position in each of the geographies that we serve. We believe our scale and strong market position around the world differentiate us from the numerous smaller local and regional competitors that make up a significant majority of the market, enabling us to provide end-to-end solutions for the diverse needs of our customers. Our scale and differentiated capabilities also allow us to invest significantly in R&D aimed at creating next generation products and services designed to meet the specific needs of our customers. We believe the industry trends of increased awareness of infection prevention, rising food safety standards, increased sustainability demands, strengthening regulatory standards, rising population, and increased demand for innovation in digital solutions will lead to positive secular growth rates in the vertical markets in which Diversey participates. In particular, we see rapidly increasing demand in the infection prevention sector, which spans the hard surface disinfectants and personal care categories. The outbreak of COVID-19 has catalyzed a fundamental change in infection prevention standards and altered the landscape for health and hygiene for years to come. According to the Global Disinfectant Sprays and Wipes Market 2019 – 2028 report by Triton market research, this sector represented an over $6 billion global market in 2019 and was expected to grow 6 – 8% per year from 2020 through 2028.
Proven Resilience and Growth through the COVID-19 Crisis — Despite the temporary, yet significant, disruption to many of our end markets created by the COVID-19 pandemic, our business has continued to perform very well. Our strong performance highlights the critical importance of our products and services to our customers, where our customers’ usage has often stayed the same or even increased despite weakness in some of their end-markets, as well as our disciplined cost management throughout this pandemic. The pandemic has driven significant growth in many of our key product categories, most importantly infection prevention, and we believe we can further build on that growth as the markets that have been most significantly impacted recover over time.
Asset-Light Business Model with Strong Cash Flow Generation — We have an attractive financial profile highlighted by our history of stable and diversified revenue streams and strong unlevered cash flow generation, which we define as Adjusted EBITDA plus net change in operating working capital minus capital

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expenditures. Our strong unlevered cash flow generation is attributable to attractive gross margins, a high degree of operational leverage across our selling, general and administrative expenses, and asset-light capital expenditures. For the 2019 fiscal year, we generated net loss of $109.0 million and converted approximately 67% of Adjusted EBITDA into unlevered cash flow. Our diversified business model, broad exposure to a variety of attractive and stable end-markets across the globe, and flexible cost structure have allowed us to perform very well during previous economic cycles. We believe that our business has the capability to support further growth with its existing infrastructure, which will allow us to continue to improve our margins and sustainably generate strong cash flow.
Multiple Paths to Drive Above-Market Growth — Beyond core growth in line with our end-markets, we are also expanding into higher growth areas. We have strengthened our presence in emerging markets as these markets experience rapid growth via a greater focus on hygiene, infection prevention and cleaning standards. In addition, our scale, diversification, and innovation capabilities enable us to serve Global Strategic Accounts (“GSAs”), which often have more complex requirements that our smaller competitors cannot meet. These accounts often grow more rapidly than their markets as they further consolidate and gain share, and thus are important to our growth strategy. We have leveraged our size and customized technological solutions to build strong and long-term relationships with these customers. Our ability to not only serve these customers as a supplier, but also as a business partner by helping them identify their needs and optimize their performance over time, helps embed Diversey into our customers’ operations. Approximately $600 million of our net sales during the year ended December 31, 2019 are attributable to repeat customers that are regional or global providers, and the retention rate for Global Strategic Account customers was approximately 104% (on the basis of 2018 to 2019 revenue change).
Operating Excellence Transformation Underway — Over the last two years, we have strengthened our ability to drive continued margin expansion through various embedded capabilities. Since the 2017 Acquisition, Diversey has focused on operational effectiveness in its supply chain, sourcing, and G&A functions as well as invested in commercial effectiveness initiatives like CRM, pricing, and revising our commercial go-to-market model. We have renewed our focus on delivering annual sourcing and supply chain efficiencies to more than offset inflation. We have adopted an Earnings Improvement Program (“EIP”) as part of our operating process and culture to continuously identify and capture SG&A and corporate cost savings. We implemented structural changes for tight management of discretionary spending. We have improved our technical service structure and implemented routing improvements across all regions. We believe we are early in the development of our margin potential as our continuous improvement culture continues to develop.
Attractive M&A Platform in a Fragmented Market — We are a scale company operating in markets where the majority of our competitors are small local and regional providers. Our ability to acquire and integrate other providers creates significant value for our company and our customers. When we acquire a business we are able to realize both revenue synergies by cross-selling additional products and cost synergies by consolidating sales efforts and integrating our supply base. In addition, our customers benefit as they are able to gain access to a wider set of products, services, and global capabilities, as well as realize the lower total cost of ownership that we can deliver.
Strong Leadership Team Driving Transformation and Next Phase of Journey — We are led by a senior management team with a proven track record and significant industry, manufacturing and marketing experience. Phil Wieland, our CEO, first joined Diversey as our CFO after working for Bain Capital. Mr. Wieland had previously served as the Group CFO and the UK CEO of Brakes Group and as the CFO at General Healthcare Group, the largest private hospital group in the UK. Before joining Diversey in 2019, our CFO, Todd Herndon, served as the CFO at Gardner Denver (now part of Ingersoll Rand) and as the CFO at Capital Safety (now part of 3M). Mr. Wieland and Mr. Herndon, together with the rest of the management team, are aligned on strategic priorities and execution. They have implemented numerous initiatives which are now set in place and have effectively positioned the company for continued growth into the future.
Our Business Strategy
Expand Infection Prevention — Infection prevention has been an attractive and growing market for years as government regulations, rising incidence of HAIs, and consumer focus have increased the

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importance of hygiene and cleanliness. The COVID-19 pandemic, and the risk of emerging pathogens, has driven what we believe is a permanent increase in hygiene intensity across the broader global economy. To meet this need, our Accelerated Hydrogen Peroxide® (“AHP®”) technology is a leader in the market for efficacy, safety, ease of use, and surface compatibility. We have strong global capabilities to meet product registration requirements, generate demand, secure and deliver supply, and provide after sales support. We believe our best-in-class products and global capabilities position us well to build deep and long-term partnerships with our customers as we help them address their critical infection prevention needs.
Accelerate Institutional by Completing Commercial Excellence Transformation and Investing in Attractive Growth Opportunities — We have begun a full reorganization of our sales team, with new leaders in key markets, prioritized growth areas to drive focus, better aligned sales and service teams, enhanced performance management and training, and an updated incentive program to better align goals and reward performance. This sales transformation will help strengthen our performance in our core developed markets as well as enable us to capture what we believe are significant opportunities in the fastest growing and most profitable customers, countries, and sectors. Among others, these include global strategic accounts, key emerging markets, healthcare, and North America food service. We believe our existing leadership position, which is evidenced by our product breadth, supply chain flexibility, service capabilities, and consistent innovation, combined with our new sales transformation efforts, position us well to win in these areas.
Expand Food & Beverage by Driving Sector Strongholds and Expanding Product Offering — Similar to our Institutional business, we believe we are well positioned to accelerate growth with our strongest Food & Beverage customers, countries, and sectors. We have invested in capabilities and partnerships to enable us to gain access to an enhanced range of products, technology, supply chain, and R&D capabilities that we can cross-sell into existing and new Food & Beverage customers through our expanded sales and service force.
Exceed Customer Expectations — We believe the strength of our brand is built on the foundation of our history of exceeding our customers’ expectations. We will continue to do this by focusing on providing them with excellent products and service quality, ensuring (and in many cases controlling) critical sources of product supply, and consistently delivering new innovations to help our customers better meet their needs.
Achieve Full Margin Potential — We have a comprehensive set of initiatives to improve performance of both cost and price as we seek to achieve our long-term margin improvement plan. Over the past few years we have renewed focus on controlling sourcing costs and have made capital investments in automation to drive supply chain efficiencies. In 2019 we instituted our Earnings Improvement Program which is an on-going, regularly updated, continuous improvement process to engage the entire organization in identifying and implementing cost savings initiatives. We have also instituted enhanced pricing processes to ensure we are appropriately pricing all of our products across the markets we serve. With these improved processes evolving positively, we are additionally shifting focus to implement ways we believe will structurally reset our G&A, indirect, and supply chain costs. These initiatives include transforming how functions operate and are resourced, adjusting spans of control, shifting repetitive and transactional work to low-cost-countries, and re-baselining our global footprint.
Invest for Growth — We have completed a number of acquisitions since the 2017 Acquisition, including our two most recent acquisitions: Intellectual property rights for AHP® (December 2019), a key infection prevention technology in the Institutional business and Wypetech (July 2020) through which we acquired a supplier of infection prevention wipes. Our capabilities to acquire and effectively integrate strategically important technologies and businesses has increased in the last several years. With a highly fragmented market, we continue to see a robust and highly executable pipeline of acquisition targets that we believe will allow us to further accelerate our growth, expand our capabilities and global footprint, and produce significant revenue and cost synergies. In addition, we will continue to make high-return capital investments in order to improve our market positioning, on-board new customers, and increase the efficiency and automation with which we run our business.
Build On Our High Performing Team — All of these strategies are underpinned by the strength of our high performing team at all levels of our Company. We have invested significantly in talent over the past several years, and we will continue to do so. We will drive this high performing team by focusing our culture on the following winning behaviors: inclusion, customer driven, always improving, bias for action, and

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
accountability for results. We seek to make Diversey a best-in-class leader in having a talented, highly engaged, and diverse global team that is aligned around, and achieves, its ambitious and industry-leading goals.
Risks Associated with Our Business
There are a number of risks related to our business, this offering and our ordinary shares that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:
•
the continuation of the COVID-19 pandemic may cause disruptions to our operations, customer demand, and our suppliers’ ability to support us;

•
uncertain global economic conditions which have had and could continue to have an adverse effect on our consolidated financial condition and results of operations;

•
the global nature of our operations exposes us to numerous risks that could materially adversely affect our consolidated financial condition and results of operations;

•
our substantial indebtedness, which requires a significant amount of cash to service out debt payment obligations, may limit our ability to plan for or respond to significant changes in our business;

•
an active trading market for our ordinary shares may not develop;

•
the trading price of our ordinary shares may be volatile; and

•
the other factors set forth under “Risk Factors.”

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our ordinary shares.
Our Sponsor
Bain Capital L.P. is one of the world’s leading private, multi-asset alternative investment firms with approximately $105 billion of assets under management. Bain Capital invests across asset classes including private equity, credit, public equity, and venture capital and real estate, and leverages its shared platform to capture cross-asset opportunities in its strategic areas of focus. Currently, Bain Capital has a team of over 500 investment professionals supporting its various asset classes. Headquartered in Boston, Bain Capital has offices in Chicago, Dublin, Guangzhou, Hong Kong, London, Luxembourg, Madrid, Melbourne, Mumbai, Munich, New York, Palo Alto, San Francisco, Seoul, Shanghai, Singapore, Sydney and Tokyo.
Since 1984, Bain Capital Private Equity has made nearly 350 investments in a variety of industries around the world. The firm has a long and successful history of investing in industrial businesses and has a dedicated group of investment professionals focused on the sector. Bain Capital Private Equity has helped to build and scale many leading companies, including American Trailer Works, APEX Tool Group, Autodistribution, Dealer Tire, Fedrigoni, Imperial Dade, Innocor, Italmatch Chemicals, MKM Building Supplies, MSX International, Nova Austral, Sensata, TI Fluid Systems, Trinseo, Veritiv, and Wittur in the U.S. and Europe.
General Corporate Information
Our formation as a stand-alone business dates back to September 6, 2017, when Diamond consummated the 2017 Acquisition.
The Company does not conduct any operations other than with respect to its direct and indirect ownership of its subsidiaries, and the business operations of Diversey are conducted primarily out of its indirect operating subsidiaries. The principal executive offices of the Diversey business are located at 1300 Altura Road, Suite 125, Fort Mill, South Carolina, 29708, and our telephone number at that address is (803) 746 2200. Our corporate website is diversey.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
THE OFFERING
Ordinary shares offered
       ordinary shares.
Option to purchase additional shares
       shares.
Ordinary shares to be outstanding after this offering
        shares (or         shares if the underwriters’ option to purchase additional shares is exercised in full).
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $       million, or approximately $       million if the underwriters’ option to purchase additional shares is exercised in full, assuming an initial public offering price of $       per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and enable access to the public equity markets for us and our shareholders. We expect to use approximately $       million of net proceeds of this offering (or $       million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings, including fees and expenses under our Senior Secured Credit Facilities. See “Use of Proceeds” for additional information.
Controlled company
After this offering, assuming an offering size as set forth in this section, affiliates of Bain Capital will own approximately     % of our ordinary shares (or     % of our ordinary shares if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the        . See “Management — Corporate Governance — Controlled Company Status.”
Risk factors
Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Proposed trading symbol
“          .”
The number of ordinary shares to be outstanding following this offering is based on          ordinary shares outstanding as of            , 2020, and excludes:
•
        ordinary shares issuable upon vesting and settlement of restricted shares, or performance-based shares, as of            , 2020; and

•
        ordinary shares reserved for future issuance under our 2021 Omnibus Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:
•
the consummation of the Reorganization Transactions;

•
the filing of our amended and restated articles of memorandum and association in connection with the closing of this offering;

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
•
no exercise of outstanding options, or issuance of shares of restricted stock units, or performance-based restricted stock units after           , 2021; and

•
no exercise by the underwriters of their option to purchase up to           additional ordinary shares.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
SUMMARY CONDENSED CONSOLIDATED AND COMBINED FINANCIAL DATA
The following tables present the summary condensed consolidated financial data of Diversey (the “Successor”) and the summary condensed combined financial data of the Predecessor Diversey Business. We have derived the summary historical condensed consolidated and combined financial data of Diversey as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019 and 2018, the Successor period of March 15, 2017 through December 31, 2017 and the Predecessor period of January 1 through September 5, 2017 from our audited condensed consolidated and combined financial statements for such years, which are included elsewhere in this prospectus. We have derived the summary historical condensed consolidated financial data of Diversey as of December 31, 2017 from our audited consolidated financial statements and related notes thereto that do not appear in this prospectus. Our historical results are not necessarily indicative of our results in any future period. You should read the following summary condensed financial data together with our consolidated annual and interim financial statements and the related notes included elsewhere in this prospectus and the “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.
Diversey Holdings, Ltd. was formed on November 3, 2020 in anticipation of this offering and has not, to date, conducted any activities other than those incident to its formation and the preparation of the prospectus and the registration statement of which this prospectus forms a part.
	Successor (consolidated)				Predecessor (combined)
	Years end December 31,			For the period March 15 – December 31	For the period January 1 – September 5
(in millions, except per share amounts)	2019		2018	2017	2017
Statements of Operations Data:
Net sales		$2,623.9	$2,688.1	$870.2	$1,681.3
Cost of sales		1,522.1	1570.6	518.2	959.0
Gross profit		1,101.8	1,117.5	352.0	722.3
Selling, general and administrative expenses		855.6	883.8	284.3	641.9
Transition and transformation costs		52.8	120.6	53.7	—
Management fee		7.5	7.5	2.4	—
Share-based compensation		3.0	—	—	12.3
Amortization of intangible assets		93.7	91.2	19.4	40.6
Impairment of goodwill		—	68.5	—	—
Restructuring costs		19.8	24.9	—	0.1
Merger and acquisition-related costs		0.3	7.3	38.0	—
Operating income (loss)		69.1	(86.3)	(45.8)	27.4
Interest expense		141.0	135.2	42.7	9.0
Gain on sale of business investment		(13.0)	—	—	—
Bridge commitment fees		—	—	7.5	—
Foreign currency loss related to Argentina subsidiaries		11.4	2.4	—	—
Loss on settlement of foreign currency contract		—	—	121.3	—
Other (income) expense, net		6.0	0.8	(2.7)	(0.9)
Income (loss) before income tax provision (benefit)		(76.3)	(224.7)	(214.6)	19.3
Income tax provision (benefit)		32.7	14.4	(61.6)	23.8
Net income (loss)		$(109.0)	$(239.1)	$(153.0)	$(4.5)
Basic and diluted loss per share(1)		$(1.15)	$(2.54)	$(1.63)
Basic and diluted weighted-average shares outstanding(1)		94.40	94.00	93.70
Basic and diluted pro forma loss per share(1)(2)	$

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
	Successor (consolidated)			Predecessor (combined)
	Years end December 31,		For the period March 15 – December 31	For the period January 1 – September 5
(in millions, except per share amounts)	2019	2018	2017	2017
Basic and diluted pro forma weighted-average shares outstanding(1)(2)
Balance Sheet Data (as of the end of period):
Working capital	$29.7	$42.3	$382.4	$
Cash and cash equivalents	128.3	73.4	287.0
Property and equipment, net	172.2	206.8	190.1
Total assets	4,213.5	4,190.0	4,567.6
Total liabilities	4,534.7	4,546.9	4,611.9
Total stockholder’s equity	(321.2)	(356.9)	(44.3)
Other Financial Data:
EBITDA(3)	$242.7	$145.4	$(131.4)	$116.9
Non-GAAP consolidated Adjusted EBITDA(1)	$339.8	$321.6	$113.8	$196.0
Dosing and dispensing equipment expenditures	$(93.4)	$(83.2)	$(24.5)	$(38.5)
Capital expenditures	$(29.0)	$(44.2)	$(4.1)	$(12.3)

(1)
See Note 24  — Earnings Per Share in the notes to our consolidated and combined financial statements included elsewhere in this prospectus for additional information with respect to our calculations of our actual basic and diluted loss per share.

(2)
Reflects the ordinary shares issued in this offering and the Reorganization Transactions.

(3)
We have presented EBITDA, which is defined as income (loss) before income tax provisions (benefit), interest expense, and depreciation and amortization, and Adjusted EBITDA, which is defined as EBITDA adjusted for the other items described below, each of which is considered a non-GAAP financial measure. Our EBITDA and Adjusted EBITDA measures are included in this prospectus as supplemental measures of our liquidity and performance and because we believe such measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Our EBITDA and Adjusted EBITDA measures are not measures of our liquidity or financial performance under GAAP and should not be considered as alternatives to net income (loss), income (loss) before income taxes provision (benefit) or any other performance measures derived in accordance with GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of our EBITDA and Adjusted EBITDA measures instead of net income (loss) has limitations as an analytical tool, including the failure to reflect changes in cash requirements, including cash requirements necessary to service principal or interest payments on our debt, pay our income taxes, invest in our maintenance and growth capital expenditures or in our working capital needs. Management compensates for these limitations by relying primarily on our GAAP results and by using our EBITDA and Adjusted EBITDA measures only supplementally. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The following table shows a reconciliation of U.S. GAAP (as defined herein) income (loss) before income tax provisions (benefit) to EBITDA and Adjusted EBITDA:
	Successor (consolidated)			Predecessor (combined)
	Years Ended December 31,		For the period March 15 – December 31,	For the period January 1 – September 5
(in millions)	2019	2018	2017	2017
Income (loss) before income tax provisions (benefit)	$(76.3)	$(224.7)	$(214.6)	$19.3
Interest expense	141.0	135.2	42.7	9.0
Interest income	(7.5)	(5.8)	(1.4)	(3.3)
Amortization expense of intangible assets acquired	93.7	91.2	19.4	40.6
Impairment of goodwill	—	68.5	—	—
Depreciation expense included in cost of sales	84.4	73.4	21.5	41.1
Depreciation expense included in selling, general and administrative expenses	7.4	7.6	1.0	10.2
EBITDA	$242.7	$145.4	$(131.4)	$116.9
Transition and transformation costs and non-recurring costs(1)	52.8	120.6	63.3	—
Restructuring costs(2)	19.8	24.9	—	0.1
Foreign currency loss related to Argentina subsidiaries(3)	11.4	3.4	—	—
Loss on foreign currency forward contract(4)	—	—	121.3	—
Adjustment of tax indemnification asset(5)	7.1	31.0	(3.9)	—
Merger and acquisition-related cost(6)	0.3	7.3	38.0	—
Acquisition accounting adjustments(7)	1.9	5.3	16.0	—
Bain Capital management fee(8)	7.5	7.5	2.4	—
Non-cash pension and other post-employment benefit plan(9)	(8.8)	(10.5)	(2.9)	(5.9)
Foreign currency loss (gain)(10)	10.8	(16.3)	0.8	0.1
Factoring fees(11)	3.4	0.6	—	—
Share-based incentive compensation	3.0	—	—	12.3
Charges related to sale of Diversey(12)	—	—	—	23.1
Bridge commitment fees(13)	—	—	7.5	—
Stand-alone adjustment(14)	—	—	—	40.3
Gain on sale of business and investments(15)	(13.0)	—	—	—
Non-cash items	—	—	1.8	4.2
Other items	0.9	2.4	0.9	4.9
Non-GAAP consolidated Adjusted EBITDA	$339.8	$321.6	$113.8	$196.0

(1)
In the period following the 2017 Acquisition, we incurred costs primarily consisting of professional and consulting services in such areas as information technology, controllership, tax, treasury, transformation services, human resources, procurement and supply chain in establishing ourselves as a standalone company and to position ourselves for future growth.

(2)
Includes costs related to restructuring programs including expenses mainly related to reduction in headcount.

(3)
Effective July 1, 2018, Argentina was deemed to have a highly inflationary economy and the functional

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
currency for our Argentina operations was changed from the Argentinian Peso to the United States dollar and remeasurement charges/credits are recorded in our consolidated and combined statements of operations rather than as a component of Cumulative Translation Adjustment on our consolidated balance sheets. As a result, we recorded a loss of $11.4 million on remeasurement of the Argentinian Peso into the U.S. dollar.
(4)
Represents a one-time loss of $121.3 million on the settlement of a foreign currency contract to hedge the variability of the U.S. dollar equivalent of the original borrowings under the Euro tranche of our Term Loan Facility and the Senior Notes.

(5)
In connection with the 2017 Acquisition, the purchase agreement governing the transaction includes indemnification provisions with respect to tax liabilities. The offset to this adjustment is included in income tax provision. Refer to Note 16 — Income Taxes in the notes to our consolidated and combined financial statements included elsewhere in this prospectus for additional information.

(6)
In connection with the 2017 Acquisition, the acquisition of Twister Holding AB (“Twister” or “Twister Acquisition”) in 2017 and the acquisition of Zenith Hygiene Group PLC (“Zenith” or “Zenith Acquisition”) in 2018, we incurred acquisition-related costs during the years ended December 31, 2019 and December 31, 2018. These costs consisted primarily of investment banking, legal and other professional advisory services costs.

(7)
In connection with the 2017 Acquisition, Twister Acquisition and Zenith Acquisition, we recorded fair value increases to our inventory. These amounts represent the amortization of this increase.

(8)
Represents the management fee paid to Bain Capital pursuant to a management agreement for management and financial advisory services and oversight provided to the Company and its subsidiaries. The management agreement will be terminated in connection with this offering.

(9)
Represents, the net impact of the expected return on plan assets, interest cost, and settlement cost components of net periodic defined benefit income related to our defined benefit pension plans. Refer to Note 14 — Retirement Savings Plans and Defined Benefit Pension Plans and Note 15 — Other Post-employment Benefits and Other Employee Benefits Plans in the notes to our consolidated and combined financial statements included elsewhere in this prospectus for additional information.

(10)
Represents the unrealized foreign exchange impact on our operations. The loss recorded in the periods were primarily due to the impact of the strengthening of the USD to the euro on our USD-denominated debt.

(11)
On November 15, 2018, Diversey entered into a Master Agreement with Factofrance, S.A. This amount represents the fees to sell certain trade receivables, without recourse, of seven Diversey companies. Refer to Note 6 to our consolidated and combined financial statements included elsewhere in this prospectus for additional information.

(12)
Represents costs incurred by Sealed Air related to the sale of the Predecessor Diversey Business in the 2017 Acquisition that were included in the operating results of the Predecessor Diversey Business.

(13)
Represents commitment fees that were expensed upon the termination of a commitment with respect to a bridge financing facility.

(14)
Represents the removal of certain sales and marketing expenses and selling, general and administrative expenses to reflect the Diversey Business’ operation as a standalone entity separate and apart from Sealed Air. These amounts reflect the historical overhead expenses allocated by Sealed Air to the Diversey Business which were identified by management through its analysis of the Diversey Business’ personnel and functional areas as the expenses that would not have been incurred by the Diversey Business had it been operated as a standalone entity.

(15)
Represents an adjustment to remove the non-cash gain on sale of the Company’s shares in the Virox joint venture. On December 17, 2019, Diversey acquired all the underlying intellectual property of Virox Holdings, Inc. and Virox International Holdings, Inc. As part of the transaction, Virox acquired Diversey’s equity shares held in the joint venture.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
This offering and an investment in our ordinary shares involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our ordinary shares. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our ordinary shares could decline and you could lose all or part of your investment in our ordinary shares.
Risks Related to Our Business
Our business may be adversely affected by the novel coronavirus (“COVID-19”) pandemic and we may face risks related to COVID-19 which could significantly disrupt our operations, customer demand, and our suppliers’ ability to support us, resulting in material adverse impacts to our business, financial condition, operating results, and cash flows.
We are closely monitoring the outbreak of respiratory illness caused by COVID-19. The virus has spread to many countries and has been declared by the World Health Organization to be a pandemic, resulting in action from governments that have significantly affected virtually all facets of global economies. Governments have implemented enhanced screenings, quarantine requirements, and travel restrictions in connection with the COVID-19 outbreak.
Shelter-in-place orders and other measures, including work-from-home and social distancing policies implemented to protect employees, may result in reduced workforce availability at product manufacturing sites, construction delays, and reduced capacity at some of our vendors and suppliers. Restrictions on our access to or operation of manufacturing facilities or on our support operations or workforce, or similar limitations for our vendors and suppliers, can impact our ability to meet customer demand and could have a material adverse effect on our financial condition and results of operations, particularly if prolonged. Similarly, current and future restrictions or disruptions of transportation, such as reduced availability of air transport, port closures, and increased border controls or closures, can also impact our ability to meet demand and could materially adversely affect us. Our customers have experienced, and may continue to experience, disruptions in their operations and supply chains, which can result in delayed, reduced, or canceled orders, or collection risks, and which may adversely affect our results of operations.
Our business may be more adversely impacted by the effects of COVID-19 in the future. We source materials from different parts of the world that have been affected by the virus which could have an adverse impact on our supply chain operations and ability to get materials needed to produce our products. Additionally, the disruption to global markets that has occurred due to the epidemic has adversely impacted the demand for our goods and services particularly in the hotel, restaurant and office cleaning sectors. It is possible that the current outbreak and continued spread of COVID-19 will cause an economic slowdown, and it is possible that it could cause a global recession. There is a significant degree of uncertainty and lack of visibility as to the extent and duration of any such slowdown or recession. Given the significant economic uncertainty and volatility created by the pandemic, it is difficult to predict the nature and extent of impacts on demand for our products. These expectations are subject to change without warning and investors are cautioned not to place undue reliance on them. The prolonged occurrence of COVID-19 could result in a significant downturn in the food service, hospitality, office cleaning and travel industries and a significant drop in demand for some of our products and services, which could materially adversely affect our business.
The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations, cancellation of physical participation in meetings, events and conferences, and social distancing measures), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, partners, vendors, and suppliers. Work-from-home and other measures introduce additional operational risks, including cybersecurity risks, and have affected the way we conduct our product development, validation, and qualification, customer support, and other activities, which could have an adverse effect on our operations. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and harm our ability to perform critical functions.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The extent of the impact of COVID-19 on our operational and financial performance will depend on future developments, including, but not limited to, the duration and spread of the outbreak, related travel advisories and restrictions and the timing and development of a vaccine, all of which are highly uncertain and cannot be predicted. Government shutdown orders may result in a closure of operations for an uncertain duration impacting our business results. Preventing the effects from and responding to any market disruptions from COVID-19, or any other public health threat related or otherwise, may further increase costs of our business and may have a material adverse effect on our business, financial condition, and results of operations.
While we have taken steps to minimize the potential for COVID-19 exposure in the workplace, the potential for a COVID-19 outbreak within our facilities occurring and significantly disrupting operations remains possible. Increased infection rates in geographic locations in which we operate have the potential to result in disruptions to our operations at an increased rate than we currently experience.
There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the effects could materially heighten many of our known risks described herein.
Uncertain global economic conditions have had and could continue to have an adverse effect on our consolidated financial condition and results of operations.
Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns have adversely impacted some of our end-users and customers, such as food processors, distributors, supermarket retailers, hotels, restaurants, retail establishments, business service contractors, e-commerce fulfillment firms, and other end-users that are particularly sensitive to business and consumer spending.
During economic downturns or recessions, there can be a heightened competition for sales and increased pressure to reduce selling prices as our customers may reduce their volume of purchases from us. If we lose significant sales volume or reduce selling prices significantly, then there could be a negative impact on our consolidated financial condition or results of operations, profitability and cash flows.
Reduced availability of credit may also adversely affect the ability of some of our customers and suppliers to obtain funds for operations and capital expenditures. This could negatively impact our ability to obtain necessary supplies as well as our sales of materials and equipment to affected customers. This could additionally result in reduced or delayed collections of outstanding accounts receivable.
The global nature of our operations exposes us to numerous risks that could materially adversely affect our consolidated financial condition and results of operations.
We operate in approximately 57 countries, and our products are distributed in those countries as well as approximately 25 countries in other parts of the world. A large portion of our manufacturing operations are located outside of the U.S. and a majority of our net sales are generated outside of the U.S. These operations, particularly in developing regions, are subject to various risks that may not be present or as significant for our U.S. operations. Economic uncertainty in some of the geographic regions in which we operate, including developing regions, could result in the disruption of commerce and negatively impact cash flows from our operations in those areas.
Risks inherent in our international operations include:
•
non-U.S. currency exchange controls and tax rates;

•
non-U.S. currency exchange rate fluctuations, including devaluations;

•
the potential for changes in regional and local economic conditions, including local inflationary pressures;

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
•
restrictive governmental actions such as those on transfer or repatriation of funds and trade protection matters, including anti-dumping duties, tariffs, embargoes and prohibitions or restrictions on acquisitions or joint ventures;

•
changes in laws and regulations, including the laws and policies of the U.S. affecting trade and foreign investment;

•
the difficulty of enforcing agreements and collecting receivables through certain non-U.S. legal systems;

•
variations in protection of intellectual property and other legal rights;

•
more expansive legal rights of workers outside the U.S., unions, collective bargaining agreements or works councils;

•
changes in labor conditions and difficulties in staffing and managing international operations;

•
import and export delays;

•
social plans and regulations that prohibit or increase the cost of certain restructuring actions;

•
the potential for nationalization of enterprises or facilities; and

•
unsettled political conditions and possible terrorist attacks against the countries in which we operate or other interests.

In addition, there are potential tax inefficiencies and tax costs in repatriating funds from the various jurisdictions in which we do business.
These and other factors may have a materially adverse effect on our international operations and. consequently, on our consolidated financial condition or results of operations.
Fluctuations between non-U.S. currencies and the U.S. dollar could materially impact our consolidated financial condition or results of operations.
A significant portion of our net sales during the year ended December 31, 2019 were generated outside the United States. We translate sales and other results denominated in non-U.S. currency into U.S. dollars for our consolidated combined financial statements included elsewhere in this prospectus. As a result, we are exposed to currency fluctuations both in receiving cash from our international operations and in translating our financial results back to U.S. dollars. During periods of a strengthening U.S. dollar, our reported international sales and net income could be reduced because non-U.S. currencies may translate into fewer U.S. dollars. We cannot predict the effects of exchange rate fluctuations on our future operating results. As exchange rates vary, our results of operations and profitability may be harmed. While we may use financial instruments to hedge certain non-U.S. currency exposures, this does not insulate us completely from non-U.S. currency effects and exposes us to counterparty credit risk for non-performance. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial effect resulting from non-U.S. currency variations. The gains or losses associated with hedging activities may harm our results of operations.
In all jurisdictions in which we operate, we are also subject to laws and regulations that govern non-U.S. investment. non-U.S. trade and currency exchange transactions. These laws and regulations may limit our ability to repatriate cash as dividends or otherwise to the U.S. and may limit our ability to convert non-U.S. currency cash flows into U.S. dollars.
We have recognized foreign currency exchange gains and losses related to the currency devaluations in Argentina in 2019 and 2018 as a result of the country being designated as highly inflationary under U.S. GAAP.
Political and economic instability and risk of government actions affecting our business and our customers or suppliers may adversely impact our business, results of operations and cash flows.
We are exposed to risks inherent in doing business in each of the countries or regions in which we, our customers, or suppliers operate, including: civil unrest, acts of terrorism, sabotage, epidemics, force majeure,

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
war or other armed conflict and related government actions, including sanctions/embargoes, the deprivation of contract rights, the inability to obtain or retain licenses required by us to operate our plants or import or export our goods or raw materials, the expropriation or nationalization of our assets, and restrictions on travel, payments or the movement of funds. As some of our customers operate in the hospitality industry that supports both domestic and international tourism, their business and indirectly ours, could be exposed to the negative consequences of travel pattern disruptions due to major terrorist threats. Also, if additional restrictions on trade with China and Russia were adopted by the U.S., the European Union or the United Nations, and were applicable to our products, we could lose sales and experience lower growth rates in the future.
Raw material pricing, availability and allocation by suppliers as well as energy-related costs may negatively impact our results of operations, including our profit margins and net sales.
We use petrochemical-based raw materials to manufacture many of our products and oil-based materials for our packaging. The prices for these raw materials are cyclical, and increases in market demand or fluctuations in the global trade for petrochemical-based raw materials and energy could increase our costs. In addition, the prices of many of the other key raw materials used in our businesses, such as caustic soda, solvents, waxes, phosphates, surfactants, polymers and resins, chelates and fragrances, are cyclical based on numerous supply and demand factors that are beyond our control. Furthermore, the usage of certain chemical components used in the manufacturing of our products, such as chemicals used in our surfactants, may be limited or restricted by government regulations, which could restrict our sourcing options. If we are unable to minimize the effects of increased raw material costs through sourcing, pricing or other actions, our business, consolidated financial condition or results of operations may be materially adversely affected. We also have some sole-source suppliers, and the lack of availability of supplies could have a materially adverse effect on our consolidated financial condition or results of operations.
Natural disasters such as hurricanes, as well as political instability and terrorist activities, may negatively impact the production or delivery capabilities of refineries and natural gas and petrochemical suppliers and suppliers of other raw materials in the future. These factors could lead to increased prices for our raw materials, curtailment of supplies and allocation of raw materials by our suppliers, which could reduce revenues and profit margins and harm relations with our customers, which could have a materially adverse effect on our consolidated financial condition or results of operations.
Unfavorable consumer responses to price increases could have a material adverse impact on our sales and earnings.
From time to time, and especially in periods of rising raw material costs, we increase the prices of our products. Significant price increases could impact our earnings depending on, among other factors, the pricing by competitors of similar products and the response by our customers to higher prices. Such price increases may result in lower volume of sales and a subsequent decrease in gross margin and adversely impact earnings.
If we do not develop new and innovative products or if such products are not accepted by customers in our markets or fail to meet sales or margin expectations, our results could be negatively affected.
Our products must be kept current to meet our customers’ needs, overcome competitive products and meet evolving regulatory requirements. To remain competitive, we therefore must develop new and innovative products on an ongoing basis, and we invest significantly in the research and development of new products. If we do not successfully develop innovative products, it may be difficult to differentiate our products from our competitors’ products and satisfy regulatory requirements, and our sales and results could suffer.
Our competitive advantage is due in part to our ability to develop and introduce new products in a timely manner at favorable margins. The development and introduction cycle of new products can be lengthy and involve high levels of investment. New products may not meet sales or margin expectations due to many factors, including our inability to (i) accurately predict demand, end-user preferences and evolving industry standards, (ii) resolve technical and technological challenges in a timely and cost-effective manner or (iii) achieve manufacturing efficiencies.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Cyber risk and the failure to maintain the integrity of our operational or security systems or infrastructure, or those of third parties with which we do business, could have a materially adverse effect on our business, consolidated financial condition and results of operations.
We rely to a large extent upon automation, software and infrastructure, both internally and with third-parties, to operate our business. The size and complexity of our information technology systems make them increasingly vulnerable to breakdown, malicious intrusion and random attack, which may pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber-attacks or security breaches of our networks or systems, could result in the loss of customers and business opportunities, legal liability, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, any of which could materially adversely affect our business, consolidated financial condition and results of operations. While we take reasonable measures to mitigate these risks, due to continually evolving threats, our systems, networks, products, solutions and services remain potentially vulnerable to advanced and persistent threats.
We also maintain and have access to sensitive, confidential or personal data or information in some of our businesses that is subject to privacy and security laws, regulations and customer controls of the U.S., the European Union and other non-U.S. jurisdictions. Despite our efforts to protect such sensitive, confidential or personal data or information, our facilities and systems and those of our customers and third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, programming and/or human errors that could lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could result in liabilities and penalties and could damage our reputation, cause us to incur substantial costs and adversely affect our business and our results of operations. Additionally, we could be subject to litigation and government enforcement actions as a result of any such failure.
Furthermore, data privacy is subject to frequently changing rules and regulations. Our failure to adhere to or successfully implement appropriate responses in this area could result in legal liability or impairment to our brands’ reputations.
The introduction of the Organization for Economic Co-operation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) may adversely affect our effective rate of tax in future periods.
Changes in tax laws, which have become more rapid in recent years, or tax rulings related thereto could affect our financial position and results of operations. For example, in light of continuing global fiscal challenges, various levels of government and international organizations such as the Organization for Economic Co-operation and Development (“OECD”) and the European Union are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. These tax reform efforts, such as the OECD-led Base Erosion and Profit Shifting project (“BEPS”), are designed to ensure that corporate entities are taxed on a larger percentage of their earnings. Although some countries have passed tax laws based on findings from the BEPS project, the final nature, timing and extent of any such tax reforms or other legislative or regulatory actions is unpredictable, and it is difficult to assess their overall effect. These tax reforms, or any other changes in tax laws, could increase our effective tax rate and adversely impact our financial results.
The consolidation of customers may adversely affect our business, consolidated financial condition or results of operations.
Customers in the food service, food and beverage processing, building care, lodging, industrial distribution and healthcare sectors have been consolidating in recent years, and we believe this trend may continue. Such consolidation could have an adverse impact on the pricing of our products and services and our ability to retain customers, which could in turn adversely affect our business, consolidated financial condition or results of operations.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
We experience competition in the markets for our products and services and in the geographic areas in which we operate.
Our products compete with similar products made by other manufacturers and with a number of other types of materials or products. We compete on the basis of performance characteristics of our products, service, price and innovations in technology. A number of competing U.S. and non-U.S. companies are well-established.
The market for our products is highly competitive. Our products face significant competition from global, national, regional and local companies within some or all of our product lines in each sector that we serve.
Our inability to maintain a competitive advantage could result in lower prices or lower sales volumes for our products. Additionally, we may not successfully implement our pricing actions. These factors may have an adverse impact on our consolidated financial condition or results of operations.
Instability and uncertainty in the credit and financial markets could adversely impact the availability of credit that we and our customers need to operate our or their businesses.
We depend upon the availability of credit to operate our business. Our customers and suppliers also require access to credit for their businesses. Instability and uncertainty in the credit and financial markets could adversely impact the availability of future financing and the terms on which it might be available to us, our customers and our suppliers. Inability to access credit markets, or a deterioration in the terms on which financing might be available to us or our customers, could have an adverse effect on our business, financial condition and results of operations.
New and stricter legislation and regulations may affect our business and consolidated financial condition and results of operations.
Our business requires compliance with many laws and regulations. Increased legislative and regulatory activity and burdens, and a more stringent manner in which they are applied, could significantly impact our business and the economy as a whole. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition and results of operations.
Furthermore, the regulatory environment in which we operate is still developing, and the potential exists for future legislation and regulations to be adopted. These developments may adversely affect the customers to whom, and the markets into which, we sell our products, increase our costs, require additional expenditures to ensure continued regulatory compliance and otherwise negatively affect our business, consolidated financial condition or results of operations, including in ways that cannot yet be foreseen.
Severe public health outbreaks not limited to COVID-19 may adversely impact our business.
Our business could be adversely affected by the effect of a future public health epidemic. The United States and other countries have experienced, and may experience in the future, public health outbreaks such as Zika virus, Avian Flu, SARS, H1N1 influenza, and most recently COVID-19. A prolonged occurrence of a contagious disease such as these could result in a significant downturn in the food service, hospitality and travel industries and also may result in health or other government authorities imposing restrictions on travel further impacting our end-markets. Any of these events could result in a significant drop in demand for some of our products and services and adversely affect our business.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Our annual effective income tax rate can change materially as a result of changes in our mix of U.S. and non-U.S. earnings and other factors, including changes in tax laws and changes made by regulatory authorities.
Our overall effective income tax rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on our overall effective income tax rate.
We are subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, consolidated financial condition or results of operations.
We are subject to taxation in, and to the tax laws and regulations of multiple jurisdictions as a result of the international scope of our operations and our corporate and financing structure. We are also subject to transfer pricing laws with respect to our intercompany transactions, including those relating to the flow of funds among our companies. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material adverse effect on our business, consolidated financial condition or results of our operations. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material adverse effect on our business, consolidated financial condition or results of operations.
A major loss of or disruption in our manufacturing and distribution operations or our information systems and telecommunication resources could adversely affect our business, consolidated financial condition or results of operations.
If we experienced a natural disaster, such as a hurricane, tornado, earthquake or other severe weather event, or a casualty loss from an event such as a fire or flood, at one of our larger strategic facilities or if such an event affected a key supplier, our supply chain or our information systems and telecommunication resources, then there could be a material adverse effect on our consolidated financial condition or results of operations. We are dependent on internal and third party information technology networks and systems, including the internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for fulfilling and invoicing customer orders, applying cash receipts, and placing purchase orders with suppliers, making cash disbursements, and conducting digital marketing activities, data processing and electronic communications among business locations.
We also depend on telecommunication systems for communications between company personnel, our customers and our suppliers. Future system disruptions, security breaches or shutdowns could significantly disrupt our operations or result in lost or misappropriated information and may have a materially adverse effect on our business, consolidated financial condition or results of operations.
Product liability claims or regulatory actions could adversely affect our financial results or harm our reputation or the value of our brands.
Claims for losses or injuries purportedly caused by some of our products arise in the ordinary course of our business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm our reputation in the marketplace or adversely impact the value of our brands or our ability to sell our products in certain jurisdictions. We could also be required to recall possibly defective products, or voluntarily do so which could result in adverse publicity and significant expenses. Although we maintain product liability insurance coverage, potential product liabilities claims could be excluded or exceed coverage limits under the terms of our insurance policies or could result in increased costs for such coverage.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
If we are unable to retain key employees and other personnel, our consolidated financial condition or results of operations may be adversely affected.
Our success depends largely on the efforts and abilities of our management team and other key personnel. Their experience and industry contacts significantly benefit us and we need their expertise to execute our business strategies. If any of our senior management or other key personnel cease to work for us and we are unable to successfully replace any departing senior management or key personnel, our business, consolidated financial condition or results of operations may be materially adversely affected.
As a result of the substantial workers council and labor union representation in certain jurisdictions in which we operate, we will need to consult or negotiate with employee representatives on operational matters concerning the organization or our labor force, salary inflation or other benefits and re-organizations, which may lead to reduced flexibility in managing our operations and labor force to respond to opportunities, market changes or cost challenges, and we may not be able to negotiate mutually acceptable new collective bargaining agreements, which could materially affect our business.
In Europe and Latin America, most of our employees are represented by either labor unions or workers councils and are covered by collective bargaining agreements that are generally renewable on an annual basis. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. A disruption in operations or higher ongoing labor costs could materially affect our business.
In addition, in certain jurisdictions we are required to consult with, and seek the consent or advice of these labor unions or workers councils for any changes to our activities or employee benefits. This requirement could have a significant impact on our flexibility in managing costs and responding to market changes. As is the case with any negotiation or consultation, we may not be able to negotiate mutually acceptable new collective bargaining agreements, which could result in delays, strained employee relations and after escalation, potential strikes or work stoppages by affected workers, each of which could materially affect our business.
We are subject to a variety of environmental and product registration laws that expose us to potential financial liability and increased operating costs.
Our operations are subject to a number of federal, state, local and non-U.S. environmental health and safety laws and regulations that govern, among other things, the manufacturing of our products, the discharge of pollutants into the air, soil and water and the use handling, transportation, storage and disposal of hazardous materials.
Many jurisdictions require us to have operating permits for our production and warehouse facilities and operations. Any failure to obtain, maintain or comply with the terms of these permits could result in fines or penalties, revocation or nonrenewal of our permits, or orders to cease certain operations, and may have a material adverse effect on our business, financial condition, results of operations and cash flows.
We generate, use and dispose of hazardous materials in our manufacturing processes. In the event our operations result in the release of hazardous materials into the environment, we may become responsible for the costs associated with the investigation and remediation of sites at which we have released pollutants, or sites where we have disposed or arranged for the disposal of hazardous wastes, even if we fully complied with environmental laws at the time of disposal. We have been, and may continue to be, responsible for the cost of remediation at some locations.
Many jurisdictions have laws and regulations that govern the registration, labeling and sale of some of our products. Throughout the world, such regulations continue to increase both in number and in stringency, resulting in, among others, extra charges for single use packaging in Europe, duplicative regulations as a result of Brexit, regulatory-driven and customer-driven ingredient bans requiring reformulation, ingredient disclosure requirements in the U.S., Asia and potentially Europe, and the incurrence of plastic levies under the European Union Multiannual Financial Framework 2021 – 2027 and Recovery Fund, all of which create a risk of increased costs and a need to modify our products.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
We cannot predict with reasonable certainty the future cost to us of environmental compliance, product registration, or environmental remediation. Environmental laws have become more stringent and complex overtime. Our environmental costs and operating expenses will be subject to evolving regulatory requirements and will depend on the scope and timing of the effectiveness of requirements in these various jurisdictions. As a result of such requirements, we may be subject to an increased regulatory burden, and we expect significant future environmental compliance obligations in our operations. Increased compliance costs, increasing risks and penalties associated with violations, or our inability to market some of our products in certain jurisdictions may have a materially adverse effect on our business, consolidated financial condition or results of operations.
Our insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could adversely impact our business.
Our business is subject to operating hazards and risks relating to handling, storing, transporting and the use of the products we sell. We maintain insurance policies in amounts and with coverage and deductibles that we believe are reasonable and prudent. Nevertheless, our insurance coverage may not be adequate to protect us from all liabilities and expenses that may arise from claims for personal injury, death or property damage arising in the ordinary course of business, and our current levels of insurance may not be maintained or available in the future at economical prices. If a significant liability claim is brought against us that is not adequately covered by insurance, we may have to pay the claim with our own funds, which could have a material adverse effect on our business, consolidated financial condition or results of operations.
We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.
We are subject to various anti-corruption laws that prohibit improper payments or offers of payments to non-U.S. governments and their officials for the purpose of obtaining or retaining business. We conduct business in countries and regions which are less developed and are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws, including the Foreign Corrupt Practices Act (the “FCPA”). We have implemented safeguards and policies to discourage these practices by our employees and agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions we may be subject to regulatory sanctions. Violations of the FCPA or other anti-corruption laws may result in severe criminal or civil sanctions and penalties, and we may be subject to other liabilities which could adversely effect on our business, consolidated financial condition and results of operations.
If we are not able to protect our trade secrets or maintain our trademarks, patents and other intellectual property, we may not be able to prevent competitors from developing similar products or from marketing their products in a manner that capitalizes on our trademarks, and this loss of a competitive advantage could decrease our profitability and liquidity.
Our ability to compete effectively with other companies depends, in part, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, this loss of a competitive advantage could result in decreased sales or increased operating costs, either of which could have a materially adverse effect on our business, consolidated financial condition or results of operations.
We rely on trade secrets to maintain our competitive position, including protecting the formulation and manufacturing techniques of many of our products. As such, we have not sought U.S. or international patent protection for some of our principal product formulas and manufacturing processes. Accordingly, while we seek to use our protected trade secrets to defend our continued right to sell products against those seeking to assert patents on innovation that is similar to or competitive with our trade secrets, we may not be able to prevent others from developing products that are similar to or competitive with our products.
We own, or have licenses to use a large number of patents and pending patent applications on our products, aspects thereof, methods of use and/or methods of manufacturing. There is a risk that our owned

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
and licensed patents may not provide meaningful protection and patents may never be issued for our pending patent applications.
We own, or have licenses to use the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our major products where our products are principally sold. Trademark and trade name protection is important to our business. Although most of our trademarks are registered in the countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of some non-U.S. countries may not protect our intellectual property rights to the same extent as the laws of the U.S. The costs required to protect our trademarks and trade names may be substantial.
We cannot be certain that we will be able to assert these intellectual property rights successfully in the future or that they will not be invalidated, circumvented or challenged. Other parties may infringe on or misappropriate our intellectual property rights and may thereby dilute the value of our intellectual property in the marketplace. Third parties, including competitors, may assert intellectual property infringement, misappropriation or invalidity claims against us that could be upheld. Intellectual property litigation, which could result in substantial costs to and a diversion of effort by us may be necessary to protect our intellectual property rights, including trade secrets, proprietary technology or for us to defend against claimed infringement or misappropriation of the rights of others and to determine the scope and validity of our or others’ intellectual property or proprietary rights. We may not prevail in any such litigation, and if we are unsuccessful, we may be subject to monetary liability and injunctive or equitable relief, which may prevent our use of others’ intellectual property or proprietary rights if we are not able to obtain necessary licenses on reasonable terms or at all. Any failure by us to protect our trademarks and other intellectual property rights may have a materially adverse effect on our business, consolidated financial condition or results of operations.
Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.
Many of our competitors have a substantial amount of intellectual property that we must continually strive to avoid infringing. Although it is our policy and intention not to infringe valid patents of which we are aware and we conduct patent clearance analyses to identify patents that our new products and services might infringe as well as make necessary product or process changes to avoid infringement, we cannot provide assurances that our processes and products and other activities do not and will not infringe issued patents (whether present or future) or other intellectual property rights belonging to others. We may also be subject to indemnity claims by our business partners arising out of claims of their alleged infringement of the patents, trademarks and other intellectual property rights of third parties in connection with their use of our products and services. If we were to discover that any of our processes, technologies or products infringe on the valid intellectual property rights of others, we might determine to obtain licenses from the owners of these rights or to modify our processes or technologies or re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or be able to modify our processes or technologies or re-engineer our products in a manner that is successful in avoiding infringement. Moreover, if we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products and could have an adverse effect on our financial condition and results of operations.
Our inability to consummate and effectively incorporate acquisitions into our business operations may adversely affect our results of operations.
We invest time and resources into carefully assessing opportunities for acquisitions, and we continue to evaluate potential acquisition opportunities to support, strengthen and grow our business, including potentially in the near term. Despite diligence and integration planning, acquisitions still present certain risks, including the time and economic costs of integrating an acquisition’s technology, control and financial systems, unforeseen liabilities, and the difficulties in bringing together different work cultures and personnel. Although we have completed many acquisitions, there can be no assurance that we will be able to locate suitable acquisition candidates, acquire possible acquisition candidates, acquire such candidates on

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
commercially reasonable terms, or integrate acquired businesses successfully in the future. Future acquisitions, including those we may consummate in the near term, may require us to incur additional debt and contingent liabilities, which may adversely affect our business, results of operations and consolidated financial condition. The process of integrating acquired businesses into our existing operations may result in operating, contractual and supply chain difficulties, such as the failure to retain customers or management personnel. Such difficulties may divert significant financial, operational and managerial resources from our existing operations, and make it more difficult to achieve our operating and strategic objectives.
Additionally, we may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions that are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations and financial condition.
We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.
We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and                 , will significantly increase the costs and the time that must be devoted to compliance matters. We expect that compliance with these laws, rules and regulations will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly, and these new obligations will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our subordinate voting shares, fines, sanctions and other regulatory action and potentially civil litigation.
Our management team has limited experience managing a public company.
Many members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.
Social unrest may materially and adversely impact our business.
In recent months, there has been increasing social unrest throughout the United States and Europe (including looting, protests, strikes and street demonstrations). We have over 85 offices, factories and warehouses located across the United States and Europe, and such social unrest could materially affect the ability of certain of these offices to operate. Prolonged disruptions because of such social unrest in the markets in which we operate could disrupt our relationships with customers, employees and referral sources located in affected areas and, in the case of our corporate office, our ability to provide administrative support services, including billing and collection services. Future civil insurrection, social unrest, protests, looting, strikes or

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
street demonstrations may adversely affect our reputation, business and consolidated financial condition, results of operations and cash flows.
Risks Related to our Indebtedness
Our substantial indebtedness makes us more sensitive to adverse economic conditions, may limit our ability to plan for or respond to significant changes in our business and requires a significant amount of cash to service our debt payment obligations that we may be unable to generate or obtain.
As of December 31, 2019, we had $2,522.5 million of total debt outstanding and up to $129.3 million of additional borrowing capacity under our revolving credit facility. Specifically our level of indebtedness could have important consequences on our business, including the following:
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making it more difficult for us to satisfy our obligations with respect to our indebtedness;

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requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

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limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

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increasing our vulnerability to general adverse economic and industry conditions;

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exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

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exposing us to volatility between the U.S. dollar and euro as a portion of our borrowings are euro- denominated;

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limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

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placing us at a disadvantage compared to other, less leveraged competitors; and

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increasing our cost of borrowing.

Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our debt or to dispose of assets to obtain funds for such purposes. We cannot guarantee that refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all or would be permitted by the terms of our debt instruments.
Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness.
We may be able to incur significant additional indebtedness in the future. Although the financing documents governing our indebtedness contain restrictions on the incurrence of additional indebtedness and liens, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial.
The financing documents governing our indebtedness permit us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as defined in the financing documents. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, financing documents governing our indebtedness do not restrict Bain Capital from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in the financing documents governing our indebtedness. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The terms of the financing documents governing our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.
The financing documents governing our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:
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incur additional indebtedness;

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pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

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prepay, redeem or repurchase certain indebtedness;

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sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

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incur liens;

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enter into transactions with affiliates;

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enter into agreements restricting the ability of our subsidiaries to pay dividends; and

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consolidate, merge or sell all or substantially all of our assets.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these covenants.
The restrictive covenants in the financing documents governing our indebtedness require us to maintain a specified financial ratio and our ability to meet that financial ratio can be affected by events beyond our control.
A breach of the covenants or restrictions under the financing documents governing our indebtedness could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:
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limited in how we conduct our business;

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unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•
unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.
Risks Related to Ownership of our Ordinary Shares
An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.
We have applied to list our ordinary shares on                 . Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.
The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:
•
variations in our revenues, earnings and cash flow;

•
announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•
announcements of new products, services and expansions by us or our competitors;

•
changes in financial estimates by securities analysts;

•
detrimental adverse publicity about us, our products or services or our industry;

•
additions or departures of key members of our management team or other personnel;

•
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•
potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.
The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.
The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.
Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                 ordinary shares outstanding immediately after this offering. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders, including Bain Capital, have agreed not to sell any ordinary shares for           months from the date of this prospectus without the prior written consent of                 and       , as representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any,

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.
We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.
You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.
Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.
We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. Holders.
Under the United States Internal Revenue Code of 1986, as amended (the “Code”), a non-U.S. corporation (such as ourselves) will be classified as a passive foreign investment company(a “PFIC”) for any taxable year if, for such year after the application of certain look-through rules with respect to subsidiaries, either
•
At least 75% of our gross income for the year is “passive income” (as described below); or

•
The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces “passive income” or which are held for the production of “passive income” is at least 50%.

“Passive income” generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ordinary shares in this offering, we do not expect to be a PFIC for our current taxable year. If it is determined that we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.
In addition, we may, directly or indirectly, hold equity interests in other PFICs. Whether we or any of our subsidiaries will be a PFIC in 2020 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because, among

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we (or any of our subsidiaries) will not be a PFIC in 2020 or any future taxable year.
If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Certain Material Income Tax Considerations — U.S. Federal Income Tax Considerations”) holds our ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our ordinary shares even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. There is no assurance that we will provide information that will enable investors to make a qualified electing fund election, also known as a “QEF Election,” that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.
For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. Holders if we were determined to be a PFIC, see “Certain Material Income Tax Considerations — Material U.S. Federal Income Tax Consideration — Passive Foreign Investment Company.”
The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.
We intend to adopt an amended and restated memorandum and articles of association immediately prior to the completion of this offering. Our proposed amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms having the effect of delaying or preventing a change in control of our company or making removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares underlying the ordinary shares may be materially and adversely affected.
Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.
Following the completion of this offering, affiliates of Bain Capital will beneficially own an aggregate of    % of our outstanding ordinary shares (or    % of our outstanding ordinary shares if the underwriters exercise in full their option to purchase additional shares). Bain Capital could have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where Bain Capital’s interests are aligned and they vote together, Bain Capital will also have the power to prevent or cause a change in control. Without the consent of some or all of these principal shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law differ from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more prescriptive and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”
We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares.
We will incur additional legal, accounting and other expenses as a public reporting company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the listing standards of                 , including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.
We are a “controlled company” and, as a result, we are exempt from obligations to comply with certain corporate governance requirements.
Upon the completion of this offering, Bain Capital will own approximately           million of our ordinary shares, or approximately    % of our outstanding ordinary shares (or    % of our outstanding ordinary shares if the underwriters exercise in full their option to purchase additional shares). Accordingly, we will be a “controlled company” for purposes of the           listing requirements. As such, we will be exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of independent directors, and that we have nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors.
In addition, our amended and restated memorandum and articles of association that will become effective upon or prior to the completion of this offering will contain a provision that provides Bain Capital the right to designate: (i) all of the nominees for election to our board of directors for so long as Bain Capital beneficially owns    % or more of the total number of ordinary shares then outstanding; (ii) a number of directors (rounded up to the nearest whole number) equal to    % of the total directors for so long as Bain Capital beneficially owns at least    % and less than    % of the total number of ordinary shares then outstanding; (iii) a number of directors (rounded up to the nearest whole number) equal to    % of the total directors for so long as Bain Capital beneficially owns at least    % and less than    % of the total number of ordinary shares then outstanding; (iv) two directors for so long as Bain Capital beneficially owns at least    % and less than    % of the total number of ordinary shares then outstanding; and (v) one director for so long as Bain Capital beneficially owns at least    % and less than    % of the total number of ordinary shares then outstanding. This provision will also provide that Bain Capital may assign such right to an affiliate of Bain Capital. Our amended and restated memorandum and articles of association will prohibit us from increasing or decreasing the size of our board of           directors without the prior written consent of Bain Capital for so long as it has nomination rights.
You will incur immediate dilution as a result of this offering.
If you purchase ordinary shares in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $      per share, representing the difference between the initial public offering price of $      per share and our pro forma net tangible book deficit per share as of                 of $      . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase ordinary shares granted to our employees, consultants and directors under our equity compensation plans. See “Dilution.”
The issuance of preferred shares could adversely affect holders of ordinary shares.
Our board of directors is authorized to issue preferred shares without any action on the part of holders of our ordinary shares. Our board of directors also has the power, without shareholder approval, to

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
set the terms of any such preferred shares that may be issued, including voting rights, dividend rights, preferences over our ordinary shares with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred shares in the future that have preference over our ordinary shares with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our ordinary shares, the rights of holders of our ordinary shares or the price of our ordinary shares could be adversely affected.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company and a portion our assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:
•
the continuation of the COVID-19 pandemic may cause disruptions to our operations, customer demand, and our suppliers’ ability to support us;

•
uncertain global economic conditions which have had and could continue to have an adverse effect on our consolidated financial condition and results of operations;

•
the global nature of our operations exposes us to numerous risks that could materially adversely affect our consolidated financial condition and results of operations;

•
fluctuations between non-U.S. currencies and the U.S. dollar could materially impact our consolidated financial condition or results of operations;

•
political and economic instability and risk of government actions affecting our business and our customers or suppliers may adversely impact our business, results of operations and cash flows;

•
raw material pricing, availability and allocation by suppliers as well as energy-related costs may negatively impact our results of operations, including our profit margins;

•
if we do not develop new and innovative products or if customers in our markets do not accept them, our results would be negatively affected;

•
cyber risks and the failure to maintain the integrity of our operational or security systems or infrastructure;

•
the introduction of the Organization for Economic Cooperation and Development’s Base Erosion and Profit Shifting may adversely affect our effective rate of tax in future periods;

•
the consolidation of customers may adversely affect our business, consolidated financial condition or results of operations;

•
we experience competition in the markets for our products and services and in the geographic areas in which we operate;

•
instability and uncertainty in the credit and financial markets could adversely impact the availability of credit that we and our customers need to operate our business;

•
new and stricter regulations may affect our business and consolidated condition and results of operations; and

•
the other risks described under “Risk Factors”.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors”.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $      million (or approximately $      million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to fund our operations and growth, create a public market for our ordinary shares and enable access to the public equity markets for us and our shareholders. We expect to use approximately $      million of net proceeds of this offering (or $      million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings, including fees and expenses under our Senior Secured Credit Facilities. See “Use of Proceeds” for additional information. and the remainder for general corporate purposes.
As of December 31, 2019, we had $1,944.5 million of indebtedness outstanding under our Term Loan Facility and $120.0 million outstanding under our Revolving Credit Facility. At December 31, 2019, the interest rate for the U.S. dollar term loan was 4.93%, the interest rate for the Euro term loan was 3.25% and the interest rate associated with the Revolving Credit Facility was 4.37%. See “Description of Certain Indebtedness.”
Each $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming that the assumed initial public offering price per share for the offering remains at $      , which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us under the terms of our Senior Secured Credit Facilities and the indenture governing our Senior Notes. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our board of directors may deem relevant.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table describes our cash and cash equivalents and capitalization as of September 30, 2020, as follows:
•
on an actual basis; and

•
on a pro forma basis, after giving effect to the sale of     ordinary shares in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds”, assuming an initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
As of September 30, 2020
	Actual	Pro Forma
(in millions)
Cash and cash equivalents	$	$
Total debt:
Senior Secured Credit Facilities:
Term Loan Facility
Revolving Credit Facility
Senior Notes
Short-term borrowings
Other
Unamortized deferred financing costs
Unamortized original issue discount
Total debt	$	$
Preferred Equity Certificates
Shareholders’ Equity:
Ordinary shares, $ par value per share, shares authorized and outstanding	$
Additional Paid-In Capital
Accumulated deficit
Accumulated other comprehensive loss
Total stockholders’ equity	$	$
A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma basis by approximately $      million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
Similarly, each 1,000,000 increase or decrease in the number of ordinary shares offered in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma basis by approximately $      million, based on an assumed initial public offering price of $      per share, which is the midpoint of the estimated offering

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and table are based on      ordinary shares outstanding as of September 30, 2020 and excludes:
•
      ordinary shares issuable upon the vesting and settlement of restricted shares and performance-based shares outstanding as of September 30, 2020; and

•
      ordinary shares reserved for future issuance under our 2021 Omnibus Incentive Equity Plan.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
DILUTION
If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares in this offering and the pro forma net tangible book value per share of our ordinary shares immediately after this offering.
As of September 30, 2020, we had a net tangible book value of $      million, or $      per ordinary share. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of our outstanding ordinary shares.
After giving effect to the sale of ordinary shares in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay indebtedness as set forth under “Use of Proceeds”, at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus, our pro forma net tangible book value as of September 30, 2020 would have been $      million, or $      per ordinary share. This represents an immediate increase in net tangible book value of $      per share to our existing shareholders and an immediate dilution in net tangible book value of $      per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:
Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2020	$
Increase in net tangible book value per share attributable to the investors in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution in net tangible book value per share to the investors in this offering		$
A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value per share after this offering by $      , and would increase or decrease the dilution per share to the investors in this offering by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of ordinary shares offered by us would increase or decrease our pro forma net tangible book value per share after this offering by $      and would increase or decrease dilution per share to investors in this offering by      , assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $      , and the dilution in pro forma net tangible book value per share to new investors in this offering would be $      .
The following table presents, on a pro forma basis as described above, as of September 30, 2020, the differences between our existing shareholders and the investors purchasing ordinary shares in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing shareholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price
	Number	Percentage	Amount	Percentage	Per Share
Existing Shareholders
New Investors
Total

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
A $1.00 increase or in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $      million and increase or decrease the percent of total consideration paid by new investors by    %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses payable by us.
Similarly, each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming that the assumed initial public offering price per share for the offering remains at $      , which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own    % and our new investors would own    % of the total number of ordinary shares outstanding after this offering.
In addition, to the extent we issue any additional stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.
Except as otherwise indicated, the above discussion and tables are based on      ordinary shares outstanding as of September 30, 2020 and excludes:
•
ordinary shares issuable upon vesting and settlement of restricted shares, or performance-based shares, as of        , 2020; and

•
ordinary shares reserved for future issuance under the 2021 Omnibus Incentive Equity Plan.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
SELECTED CONDENSED CONSOLIDATED AND COMBINED HISTORICAL FINANCIAL DATA
The following tables present the selected condensed consolidated financial data of Diversey and the selected condensed combined financial data of the Predecessor Diversey Business. We have derived the selected condensed consolidated and combined financial data of Diversey as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019 and 2018, and the Successor period of March 15, 2017 through December 31, 2017 and the Predecessor period of January 1 through September 5, 2017 from our audited condensed consolidated financial statements for such years, which are included elsewhere in this prospectus. We have derived the selected condensed consolidated and combined financial data as of December 31, 2017, 2016 and 2015 and for the fiscal years ended December 31, 2016 and 2015 from our audited combined financial statements of Diversey and the Predecessor Diversey Business and related notes thereto that do not appear in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.
Diversey Holdings, Ltd. was formed on November 3, 2020 in anticipation of this offering and has not, to date, conducted any activities other than those incident to its formation and the preparation of the prospectus and the registration statement of which this prospectus forms a part.
The information set forth below should be read together with the “Summary Condensed Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and the accompanying notes included elsewhere in this prospectus.
	Successor (consolidated)			Predecessor (combined)
	Fiscal Years ended December 31,		For the period March 15 – December 31	For the period January 1 – September 5	Fiscal Years ended December 31,
(in millions, except per share amounts)	2019	2018	2017	2017	2016	2015
Statements of Operations Data:
Net sales	$2,623.9	$2,688.1	$870.2	$1,681.3	$2,568.8	$2,620.7
Cost of sales	1,522.1	1,570.6	518.2	959.0	1,448.2	1,492.4
Gross profit	1,101.8	1,117.5	352.0	722.3	1,120.6	1,128.3
Selling, general and administrative	855.6	883.8	284.3	641.9	939.8	968.3
Transition and transformation costs	52.8	120.6	53.7	—	—	—
Management fee	7.5	7.5	2.4	—	—	—
Share-based compensation	3.0	—	—	12.3	—	—
Amortization of intangible assets	93.7	91.2	19.4	40.6	57.3	54.6
Impairment of goodwill	—	68.5	—	—	—	—
Restructuring costs	19.8	24.9	—	0.1	10.8	29.3
Merger and acquisition-related costs	0.3	7.3	38.0	—	—	—
Operating income (loss)	69.1	(86.3)	(45.8)	27.4	112.7	76.1
Interest expense	141.0	135.2	42.7	9.0	13.8	16.3
Loss on sale of business investment	(13.0)	—	—	—	—	—
Bridge commitment fees	—	—	7.5	—	—	—
Foreign currency loss related to Argentina subsidiaries	11.4	2.4	—	—	—	—
Foreign currency loss related to Venezuelan subsidiaries	—	—	—	—	1.7	5.9
Loss on settlement of foreign currency contract.	—	—	121.3	—	—	—

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
	Successor (consolidated)			Predecessor (combined)
	Fiscal Years ended December 31,		For the period March 15 – December 31	For the period January 1 – September 5	Fiscal Years ended December 31,
(in millions, except per share amounts)	2019	2018	2017	2017	2016	2015
Other (income) expense, net	6.0	0.8	(2.7)	(0.9)	(3.6)	1.8
Loss before income tax (benefit)	(76.3)	(224.7)	(214.6)	19.3	100.8	52.1
Income tax provision (benefit)	32.7	14.4	(61.6)	23.8	(7.4)	(33.1)
Net income (loss)	$(109.0)	$(239.1)	$(153.0)	$(4.5)	$108.2	$85.2
Basic and diluted loss per share(1)	$(1.15)	$(2.54)	$(1.63)
Basic and diluted weighted-average shares outstanding(1)	94.40	94.00	93.70

	Successor (consolidated)			Predecessor (combined)
	As of December 31,			As of December 31,
(in millions)	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data:
Property and equipment, net	$172.2	$206.8	$190.1	$171.3	$192.9
Total assets	4,213.5	4,190.0	4,567.6	3,146.6	3.330.7
Total liabilities	4,534.7	4,546.9	4,611.9	1,538.1	1,617.0
Total debt(2)	2,522.5	2,463.1	—	216.4	224.9
Total stockholder’s equity	(321.2)	(356.9)	(44.3)	1,608.5	1,713.7

(1)
See Note 24 — Earnings Per Share in the notes to our consolidated and combined financial statements included elsewhere in this prospectus for additional information with respect to our calculations of our actual basic and diluted net income (loss) per share.

(2)
Includes Senior Secured Credit Facilities, net, Senior Notes, Short-term borrowings, Other, Unamortized deferred financing costs and unamortized original issue discount. Refer to Note 10 to our consolidated and combined financial statements included elsewhere in this prospectus for additional information.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
This management discussion and analysis (“MD&A”) provides information we believe is useful in understanding our operating results, cash flows and financial condition. We provide quantitative and qualitative information about key drivers behind revenue and earnings performance, including the impact of foreign currency, acquisitions as well as changes in volume and pricing.
The MD&A should be read together with our Consolidated and Combined Financial Statements and the related Notes thereto, which are prepared in accordance with U.S. GAAP, and set forth beginning on page F-1 of this prospectus. The statements in this discussion and analysis regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.
On October 1, 2020, we changed how management evaluates the business and allocates resources, moving from a geography-based segment reporting structure, to a product market-based segment reporting structure. The change reflects how our Chief Operating Decision Maker manages the business and allocates resources. For purposes of segment presentation in our historical consolidated and combined financial statements, reportable segments are still presented on a geographic basis. We intend to update our financial statement presentation under ASC 280 — Segment Reporting, during the quarter ended December 31, 2020. For the purposes of this MD&A, we have followed the legacy geographic segment structure to align with our consolidated and combined financial statements.
Business and Reportable Segments
We are a leading global provider of high performance hygiene, infection prevention, and cleaning solutions for the Institutional and Food & Beverage markets. In addition, we offer a wide range of value added services, including food safety and application training and consulting, as well as auditing of hygiene and water management. Our Institutional business provides solutions serving end-users such as healthcare facilities, food service providers, retail and grocery outlets, educational institutions, hospitality establishments, and building service contractors. Our Food & Beverage business provides solutions serving manufacturers in the brewing, beverage, dairy, processed foods, pharma, and agricultural markets. Although our cleaning products represent only a small portion of our customers’ total cleaning costs, they are typically viewed as being non-discretionary because they can have a meaningful impact on the efficacy of food safety, operational excellence, and sustainability. The COVID-19 pandemic has further reinforced the essential nature of our solutions and increased hygiene, infection prevention, and cleaning standards across all markets.
We trace our history back for over a century and have predominantly operated within larger, diversified, product driven manufacturing companies including Molson, Unilever, SC Johnson & Son, and most recently, Sealed Air. In 2017, we partnered with investment vehicles affiliated with Bain Capital to become an independent business in connection with the 2017 Acquisition.
Our business activities and operations are organized into five geographic regions that represent our reportable segments:
•
North America — represents our operations located within the U.S. and Canada, primarily serving customers in the healthcare, retail and food service industries.

•
Latin America — represents our operations located in South America, Central America and Mexico, primarily serving customers in the retail, beverage, processed food and dairy industries.

•
Europe — represents our operations located in Europe, primarily serving customers in the food service, building service contractor, healthcare, hospitality and processed food industries.

•
Middle East & Africa — represents our operations located in the Middle East and Africa, primarily serving customers in the hospitality, beverage, processed food and food service industries.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
•
Asia Pacific — represents our operations located in Asia and Australia, primarily serving customers in the hospitality, food service, beverage and building service contractor industries.

The Company evaluates performance of the reportable segments based on the results of each segment. The performance metric used by the Company’s chief operating decision maker to evaluate performance of our reportable segments is Adjusted EBITDA. Corporate/Global reflects costs that support all segments but are not allocated or monitored by segment management, and include executive and administrative functions, finance and accounting, procurement, information technology, human resources, marketing and research and development.
Recent Trends and Events
Impact of COVID-19
On March 11, 2020, the World Health Organization declared the Coronavirus Disease 2019 (“COVID-19”) outbreak as a global pandemic. Additionally, many international heads of state, including the President of the United States, declared the COVID-19 outbreak to be a national emergency in their respective countries. In response to these declarations and the rapid spread of COVID-19 across many countries, including the United States, governmental agencies around the world (including federal, state and local governments in the United States) implemented varying degrees of restrictions on social and commercial activities to promote social distancing in an effort to slow the spread of the illness. These measures, as well as future measures, have had and will continue to create a significant adverse impact upon many sectors of the global economy. Additionally, the spread of the virus continues in many parts of the world, including the United States.
We continue to monitor the impact that COVID-19 has on all aspects of our business and geographies, including the impact on our employees, customers, suppliers, business partners and distribution channels. We continually assess the evolving situation and implement business continuity plans across all operations. See the section titled “Risk Factors” within this prospectus for additional risks related to the COVID-19 pandemic.
Employee Health and Safety and Business Continuity
The health and safety of our employees, suppliers and customers continue to be our top priority. Safety measures remain in place at each of our facilities such as: enhanced cleaning procedures, employee temperature checks, use of personal protective equipment for location-dependent workers, social distancing measures within operating sites, remote work arrangements for non-location dependent employees, visitor access restrictions and limitations on travel, particularly in regions with high transmission of COVID-19.
Remote work arrangements will remain in place for some of our non-location dependent employees as appropriate. In a remote working environment, we continue our efforts to mitigate information technology risks including failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks and security breaches of our networks or systems.
While we continue to practice enhanced employee safety and other precautionary measures during this pandemic, there are significant uncertainties regarding the future impact of COVID-19, which we cannot predict.
Supply Chain and Operations
Diversey’s global operations have continued to operate and serve the needs of our customers through the global pandemic. We have seen little to no facility closures due to government orders. While we have introduced social distancing, health monitoring and any necessary quarantining into our global operations, this work has been done with very limited impact to overall production capacity. We source materials from different parts of the world that have been affected by the virus which could have an adverse impact on our supply chain operations and ability to get materials needed to produce our products. We will continue to monitor these situations globally and respond accordingly as necessary.
The impact of COVID-19 has resulted in unanticipated expenses in fiscal 2020. These costs included:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
•
additional inbound freight costs due to sourcing changes (airfreight);

•
higher sales freight due to lower drop size, back orders and customer returns;

•
higher warehousing costs driven by higher storage costs due to inventory increase as well as higher handling costs driven by increase of temporary staff & overtime to meet increased demand and Less-than-truckload (“LTL”) shipments; and

•
higher manufacturing cost per unit driven by higher costs to produce COVID-19 products, lower productivity due to social distancing and higher employee absenteeism, protective equipment as well as manufacturing under-absorption in certain facilities related to fixed costs and lower production tonnage for non COVID-19 products.

We cannot predict the impact on our operations of future spread or worsening of the COVID-19 pandemic or future restrictions on commercial activities by governmental agencies to limit the spread of the virus. The health of our workforce, and our ability to meet staffing needs in our manufacturing facilities, distribution of our products and other critical functions are key to our operations. See the “Risk Factors” section of this prospectus for more information regarding risks related to COVID-19.
Markets We Serve
Early during the implementation of initial commercial and social restrictions, workers supporting the production of home cleaning, pest control, and other essential products necessary to clean, disinfect, sanitize, and ensure the cleanliness of residential homes, shelters, and commercial facilities, including their respective supply chains, were deemed “Essential Critical Infrastructure Workers” by the U.S. Department of Homeland Security and similarly by other international governmental agencies. These designations covered Diversey employees and allowed us to continue operations in order to serve our customers.
Late in the first quarter 2020 and early in the second quarter 2020, as the initial impact of COVID-19 intensified around the world, we experienced an increase in demand for infection prevention product ranges, specifically disinfectants, sanitizers and hand care. The increased demand for infection prevention solutions has continued through the third quarter of 2020. Conversely, the disruption to global markets that has occurred due to the epidemic has adversely impacted the demand for our goods and services particularly in the hotel, restaurant and office cleaning sectors. It is possible that the current outbreak and continued spread of COVID-19 will cause an economic slowdown, and it is possible that it could cause a global recession. There is a significant degree of uncertainty and lack of visibility as to the extent and duration of any such slowdown or recession. Given the significant economic uncertainty and volatility created by the pandemic, it is difficult to predict the nature and extent of impacts on demand for our products. These expectations are subject to change without warning and investors are cautioned not to place undue reliance on them. The prolonged occurrence of COVID-19 could result in a significant downturn in the food service, hospitality, office cleaning and travel industries and a significant drop in demand for some of our products and services, which could materially adversely affect our business.
Liquidity and Financial Position
In March 2020, we completed a sale-leaseback transaction, which provided $22.9 million in net proceeds. In April 2020, we entered into a receivables securitization agreement, which provided $50 million for sold receivables. In June 2020, we closed on a $150.0 million loan commitment (“New Tem Loan”) in connection with our Senior Secured Credit Facilities for net proceeds of $144.5 million. The proceeds from the New Term Loan were used to pay down $133.0 million of our Revolving Credit Facility, under which approximately $240.0 million of undrawn capacity remained available as of September 30, 2020. In July 2020, we acquired 100% of the stock and associated real estate of Wypetech, LLC for $34.1 million.
The Company does not have long-term debt maturing until September 2024. Our Senior Secured Credit Facilities contain customary affirmative and negative covenants for credit facilities of this type, including limitations on our indebtedness, liens, investments, restricted payments, mergers and acquisitions, dispositions of assets, transactions with affiliates, amendment of documents and sale-leaseback transactions, and a covenant specifying a maximum leverage ratio. We are currently compliant with all debt covenants and expect continued compliance with our debt covenants including the covenant leverage ratio over the next

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
12 months. The Revolving Credit Facility has a maturity date of September 6, 2022. Our Senior Notes also contain certain negative covenants. See “Description of Certain Indebtedness” and Note 10 — Debt and Credit Facilities to our Consolidated and Combined Financial Statements for further details.
Other Factors Affecting Our Operating Results
Our operating results have been, and will likely continue to be, affected by numerous factors, including the increasing worldwide demand for our products and services, increasing regulatory compliance costs, macroeconomic and political conditions, the introduction of new and upgraded products, recent acquisitions and foreign currency exchange rates. Each of these factors is briefly discussed below.
Increasing Demand for Our Products and Services
Governmental regulations for food safety, disease control and consumer focus on hygiene and cleanliness have both increased significantly across the world in recent years. Climate change, water scarcity and environmental concerns have combined to create further demand for products, services and solutions designed to minimize waste and support broader sustainability. In addition, many of our customers require tailored cleaning solutions that can assist in reducing labor, energy, water-use and the costs related to cleaning, sanitation and hygiene activities. We help our customers realize efficiencies throughout the operation of their facilities by developing customized solutions. We believe that our value-added customer service approach and proven commitment to providing cost-savings and sustainable solutions position us well to address these and other critical demand drivers in order to drive revenue growth.
Increasing Regulatory Compliance Costs
Although our industry has always been highly regulated, it is becoming more regulated with the introduction of, among other things, the Biocidal Product Regulation and the Globally Harmonized System of Classification and Labelling of Chemicals. Compliance costs associated with these new regulations have impacted our cost of doing business and we expect these regulations and other existing and new regulations to continue to affect our cost of doing business in the future.
Impact of Inflation and Currency Fluctuations
We have significant international operations with approximately 81% of our net sales for the year ended December 31, 2019 being generated from sales to customers located outside of the U.S. The percentage of our sales to international customers has generally increased in recent periods as we continue to penetrate new markets and geographies and diversify our current revenue base.
We present our consolidated financial statements in U.S. dollars. As a result, we must translate the assets, liabilities, revenues and expenses of all of our operations into U.S. dollars at applicable exchange rates. Consequently, increases or decreases in the value of the U.S. dollar may affect the value of these items with respect to our non-U.S. dollar businesses in our combined financial statements, even if their value has not changed in their local currency. For example, a stronger U.S. dollar will reduce the relative value of reported results of non-U.S. dollar operations, and, conversely, a weaker U.S. dollar will increase the relative value of the non-U.S. dollar operations. These translations could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and stockholders’ equity.
In addition, many of our operations buy materials and incur expenses in a currency other than their functional currency. As a result, our results of operations are impacted by currency exchange rate fluctuations because we are generally unable to match revenues received in foreign currencies with expenses incurred in the same currency. From time to time, as and when we determine it is appropriate and advisable to do so, we may seek to mitigate the effect of exchange rate fluctuations through the use of derivative financial instruments.
Argentina
Economic and political events in Argentina have continued to expose us to heightened levels of foreign currency exchange risk. Accordingly, Argentina has been designated a highly inflationary economy under

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
U.S. GAAP effective July 1, 2018, and the U.S. dollar replaced the peso as the functional currency for our subsidiaries in Argentina. Refer to “Impact of Inflation and Currency Fluctuations” within Note 3 — Summary of Significant Accounting Policies to our Consolidated and Combined Financial Statements for additional details, and “— Foreign currency loss related to Argentina subsidiaries”.
Presentation of Financial Information
Constellation is a holding company with no business operations or assets other than cash, the capital stock of its direct and indirect subsidiaries, including those comprising the Diversey Business, and intercompany loan receivables. Diamond (BC) B.V., a wholly owned subsidiary of Constellation is the Borrower under the Senior Secured Credit Facilities and the issuer of the Senior Notes.
Constellation’s global operations are conducted by its indirect wholly owned subsidiaries.
Financial information for Diversey Holdings, Ltd. has not been provided, as Diversey Holdings, Ltd. is a newly incorporated entity and has had no business transactions or other activities to date and no assets or liabilities during the periods presented in this MD&A.
Results of Operations
The following table was derived from our Consolidated Statements of Operations for the years ended December 31, 2019 and 2018, the Successor period from March 15, 2017 through December 31, 2017 and the Combined Statement of Operations for the Predecessor period from January 1, 2017 through September 5, 2017, included elsewhere in this prospectus.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
(in millions, except per share amounts)	Year Ended December 31, 2019	Year Ended December 31, 2018	Aggregated Year Ended December 31, 2017 (Non-GAAP)	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Net sales	$2,623.9	$2,688.1	$2,551.5	$870.2	$1,681.3
Cost of sales	1,522.1	1,570.6	1,477.2	518.2	959.0
Gross profit	1,101.8	1,117.5	1,074.3	352.0	722.3
Selling, general and administrative expenses	855.6	883.8	926.2	284.3	641.9
Transition and transformation costs	52.8	120.6	53.7	53.7	—
Management fee	7.5	7.5	2.4	2.4	—
Share-based compensation	3.0	—	12.3	—	12.3
Amortization of intangible assets	93.7	91.2	60.0	19.4	40.6
Impairment of goodwill	—	68.5	—	—	—
Restructuring costs	19.8	24.9	0.1	—	0.1
Merger and acquisition-related costs	0.3	7.3	38.0	38.0	—
Operating income (loss)	69.1	(86.3)	(18.4)	(45.8)	27.4
Interest expense	141.0	135.2	51.7	42.7	9.0
Gain on sale of business and investments	(13.0)	—	—	—	—
Bridge commitment fees	—	—	7.5	7.5	—
Foreign currency loss related to Argentina subsidiaries	11.4	2.4	—	—	—
Loss on settlement of foreign currency contract	—	—	121.3	121.3	—
Other (income) expense, net	6.0	0.8	(3.6)	(2.7)	(0.9)
Income (loss) before income tax provision (benefit)	(76.3)	(224.7)	(195.3)	(214.6)	19.3
Income tax provision (benefit)	32.7	14.4	(37.8)	(61.6)	23.8
Net loss	$(109.0)	$(239.1)	$(157.5)	$(153.0)	$(4.5)
Basic and diluted loss per share	$(1.15)	$(2.54)	—	$(1.63)	—
Basic and diluted weighted average shares outstanding	94.40	94.00	—	93.70	—
Aggregated Year Ended December 31, 2017
The aggregated results (referenced as “Non-GAAP Aggregated” or “Aggregated”) for the year ended December 31, 2017, which we refer to herein as results for the “Aggregated Year Ended December 31, 2017,” represent the sum of the reported amounts for the Predecessor period January 1, 2017 through September 5, 2017 and the Successor period from March 15, 2017 through December 31, 2017. This aggregation is not a U.S. GAAP measure and does not purport to be on a pro forma basis in accordance with Article 11 of Regulation S-X. The Non-GAAP Aggregated operating results is presented for supplemental purposes only, and may not reflect the actual results we would have achieved had the 2017 Acquisition occurred as of January 1, 2017. We believe the Aggregated results provide a meaningful comparison of revenues to the year ended December 31, 2018. Additional factors impacting the comparison of the Aggregated results for the year ended December 31, 2017 to the results for the year ended December 31, 2018 are as follows:
•
Cost of goods sold — The Successor period includes the amortization of the fair value increase to inventory related to the 2017 Acquisition and depreciation expense on increases in the fair value of property and equipment associated with the 2017 Acquisition.

•
Selling, general and administrative expenses — The Successor period reflects additional depreciation related to the increase in fair value of property and equipment associated with the 2017 Acquisition.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The Predecessor period reflects an allocation of corporate overhead expenses allocated to the Diversey Business by Sealed Air under its ownership.
Notwithstanding these factors, the earnings performance measure used by management to evaluate performance is Adjusted EBITDA (refer to the sections “Use of Non-GAAP Financial Measures” and “EBITDA and Adjusted EBITDA” found within this MD&A), which excludes the incremental depreciation and amortization affecting comparability of the Aggregated results for the year ended December 31, 2017 to the results for the year ended December 31, 2018. In addition, segment reported Adjusted EBITDA excludes corporate overhead and global costs. With the exception of global and corporate overhead expenses which are reported separately, we believe Adjusted EBITDA for each segment in the Aggregated Year Ended December 31, 2017 are comparable to results for the year ended December 31, 2018.
Net sales by Segment
In “Net sales by segment” and in certain of the discussions and tables that follow, we exclude the impact of foreign currency translation when presenting net sales information, which we define as “constant dollar” and we exclude acquisitions in the first year after closing and the impact of foreign currency translation when presenting net sales information, which we define as “organic.” Changes in net sales excluding the impact of foreign currency translation is a Non-GAAP financial measure. As a global business, it is important that we take into account the effects of foreign currency translation when we view our results and plan our strategies. Nonetheless, we cannot control changes in foreign currency exchange rates. Consequently, when our management looks at our financial results to measure the core performance of our business, we may exclude the impact of foreign currency translation by translating our current period results at prior period foreign currency exchange rates. We also may adjust for the impact of foreign currency translation when making incentive compensation determinations. As a result, our management believes that these presentations are useful internally and useful to investors in evaluating our performance. The following table represents net sales by segment:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Aggregated Year Ended December 31, 2017(1)	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
North America	$581.1	$576.1	$550.9	$175.2	$375.7
Latin America	203.3	226.1	257.2	90.3	166.9
Europe	1,189.4	1,225.3	1,106.5	384.2	722.3
Middle East & Africa	255.6	253.4	242.4	80.5	161.9
Asia Pacific	394.5	407.2	394.5	140.0	254.5
Total	$2,623.9	$2,688.1	$2,551.5	$870.2	$1,681.3

(1)
Refer to the section “— Aggregated Year Ended December 31, 2017” for additional information on the Aggregated operating results and comparability to the Year Ended December 31, 2018.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
2019 vs 2018
(in millions, except percentages)	North America		Latin America		Europe		Middle East & Africa		Asia Pacific		Total
2018 Net Sales	$576.1	21.4%	$226.1	8.4%	$1,225.3	45.6%	$253.4	9.4%	$407.2	15.1%	$2,688.1
Organic change (Non-GAAP)	7.5	1.3%	17.6	7.8%	0.4	0.0%	21.9	8.7%	(2.0)	(0.5)%	45.4	1.7%
Acquisition	0	0.0%	0	0.0%	25.5	2.1%	0	0.0%	0	0.0%	25.5	0.9%
Constant dollar change (Non-GAAP)	7.5	1.3%	17.6	7.8%	25.9	2.1%	21.9	8.7%	(2.0)	(0.5)%	70.9	2.6%
Foreign currency translation	(2.5)	(0.4)%	(40.4)	(17.9)%	(61.8)	(5.0)%	(19.7)	(7.8)%	(10.7)	(2.6)%	(135.1)	(5.0)%
Total change (U.S. GAAP)	5.0	0.9%	(22.8)	(10.1)%	(35.9)	(2.9)%	2.2	0.9%	(12.7)	(3.1)%	(64.2)	(2.4)%
2019 Net Sales	$581.1	22.1%	$203.3	7.7%	$1,189.4	45.3%	$255.6	9.7%	$394.5	15.0%	$2,623.9

North America
As reported, net sales increased $5.0 million, or 0.9%, in 2019 compared with 2018. Foreign currency had a negative effect of $2.5 million. On a constant dollar basis, 2019 net sales increased $7.5 million, or 1.3%, as compared with 2018. Growth was driven primarily by pricing actions and new customer wins in the food service market, partially offset by lower distributor sales volumes versus 2018.
Latin America
As reported, net sales decreased $22.8 million, or 10.1%, in 2019 compared with 2018. Foreign currency had a negative effect of $40.4 million. In constant dollars, net sales in 2019 increased $17.6 million, or 7.8%, compared to 2018. Growth was driven primarily by pricing actions to offset inflation and currency devaluation. Sales volumes were slightly lower versus 2018 due to the loss of two customers following the separation from Sealed Air, which more than offset new customer wins in the beverage and processed foods sector.
Europe
As reported, net sales in 2019 decreased $35.9 million, or 2.9%, as compared with 2018. Foreign currency had a negative effect of $61.8 million. On a constant dollar basis, net sales in 2019 increased $25.9 million, or 2.1%, compared to 2018, which primarily reflected the impact of the Zenith acquisition in April 2018. Organic growth was flat as compared to the prior year reflecting favorable pricing, offset by the impact of the expiration of a master licensing agreement under which revenue was recognized for the sale of certain products, which was replaced with a master services agreement under which we effectively received a commission for the sale of those products.
Middle East & Africa
As reported, 2019 net sales increased $2.2 million, or 0.9%, compared to 2018. Foreign currency had a negative effect of $19.7 million. In constant dollars, 2019 net sales increased $21.9 million, or 8.7%, as compared to 2018. Sales growth was primarily driven by pricing actions, especially in Turkey, to combat inflation and currency devaluation, as well as higher sales volumes across all countries in the region reflecting new customer wins.
Asia Pacific
As reported, net sales in 2019 decreased $12.7 million, or 3.1%, as compared with 2018. Foreign currency had a negative effect of $10.7 million. On a constant dollar basis, net sales in 2019 decreased $2.0 million, or 0.5%, as compared to 2018. The sales decline was primarily driven by lower sales in the food and beverage vertical, which was partially offset by favorable pricing actions.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
2018 vs 2017
(in millions, except percentages)	North America		Latin America		Europe		Middle East & Africa		Asia Pacific		Total
2017 Net Sales (Aggregated)(1)	$550.9	21.6%	$257.2	10.1%	$1,106.5	43.4%	$242.4	9.5%	$394.5	15.5%	$2,551.5
Organic change (Non-GAAP)	18.2	3.3%	7.2	2.8%	8.3	0.8%	37.1	15.3%	15.3	3.9%	86.1	3.4%
Acquisition	7.0	1.3%	0	0.0%	72.8	6.5%	0	0.0%	0	0.0%	79.8	3.1%
Constant dollar change (Non-GAAP)	25.2	4.6%	7.2	2.8%	81.1	7.3%	37.1	15.3%	15.3	3.9%	165.9	6.5%
Foreign currency translation	0	0.0%	(38.3)	(14.9)%	37.7	3.4%	(26.1)	(10.8)%	(2.6)	(0.7)%	(29.3)	(1.1)%
Total change (U.S. GAAP)	25.2	4.6%	(31.1)	(12.1)%	118.8	10.7%	11.0	4.5%	12.7	3.2%	136.6	5.4%
2018 Net Sales	$576.1	21.4%	$226.1	8.4%	$1,225.3	45.6%	$253.4	9.4%	$407.2	15.1%	$2,688.1

(1)
Refer to the section “— Aggregated Year Ended December 31, 2017” for additional information on the Aggregated operating results and comparability to the Year Ended December 31, 2018.

North America
As reported, net sales increased $25.2 million, or 4.6%, in 2018 compared with 2017, of which $7.0 million reflected the acquisition of Twister in the fourth quarter of 2017. Organic growth of $18.2 million or 3.3% was primarily driven by an increase in distributor sales in the fourth quarter, partially offset by a decline in revenue related to the expiration of a licensing contract in May 2018, which was not renewed.
Latin America
As reported, net sales decreased $31.1 million, or 12.1%, in 2018 compared with 2017. Foreign currency had a negative effect of $38.3 million. On a constant dollar basis, net sales in 2018 increased $7.2 million, or 2.8%, compared to 2017. Growth was driven primarily by pricing actions to offset inflation and currency devaluation. Sales volumes were slightly lower versus 2017 due to the expiration of a licensing agreement in May 2018, which was not renewed.
Europe
As reported, net sales in 2018 increased $118.8 million, or 10.7%, as compared with 2017. Foreign currency had a positive effect of $37.7 million. On a constant dollar basis, net sales in 2018 increased $81.1 million, or 7.3%, compared to 2017, which primarily reflected $72.8 million related to the Zenith Acquisition and Twister Acquisition. Organic growth was $8.3 million, or 0.8%, reflecting favorable pricing, partially offset by the impact of the expiration of a licensing contract which was not renewed.
Middle East & Africa
As reported, 2018 net sales increased $11.0 million, or 4.5%, compared to 2017. Foreign currency had a negative effect of $26.1 million. On a constant dollar basis, 2018 net sales increased $37.1 million, or 15.3%, as compared to 2017. Sales growth was primarily due an increase in sales volumes of floor care machines, and growth in the hospitality sector.
Asia Pacific
As reported, net sales in 2018 increased $12.7 million, or 3.2%, as compared with 2017. Foreign currency had a negative effect of $2.6 million. On a constant dollar basis, net sales in 2018 increased $15.3 million, or 3.9%, as compared to 2017. Sales growth reflected an increase in sales volumes in all countries in the region led by India, with the exception of China, and to a lesser extent favorable pricing actions.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Cost of sales and gross profit
Cost of sales is primarily comprised of direct materials and supplies consumed in the production of product, as well as labor and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished products. Also included are expenses associated with service organization, quality oversight and warranty costs. During the Predecessor periods, a portion of the employee benefit cost and corporate overhead allocated to the Diversey Business by Sealed Air has been recorded as cost of sales based on various reasonable allocation methodologies.
2019 vs 2018
Our gross profit was $1,101.8 million for the year ended December 31, 2019 and $1,117.5 million for the year ended December 31, 2018. Our gross margin was 42.0% for the year ended December 31, 2019 and 41.6% for the year ended December 31, 2018. The decrease in our gross profit was primarily due to an unfavorable $60.3 million foreign exchange impact and an increase of $11.9 million in depreciation of dosing and dispensing equipment associated with new customer wins, partially offset by $7.0 million of gross profit from the Zenith acquisition. Excluding these factors, gross profit increased $49.5 million primarily reflecting cost reduction initiatives and pricing actions.
2018 vs 2017
Our gross profit was $1,117.5 million for Successor year ended December 31, 2018 and $1,074.3 million for the aggregated year ended December 31, 2017. Our gross margin was 41.6% for the Successor year ended December 31, 2018 and 42.1% for the aggregated year ended December 31, 2017. Our gross profit was favorably impacted by higher sales volume and the Twister Acquisition and Zenith Acquisition, which contributed $27.0 million of the increase, partially offset by an unfavorable foreign exchange impact of $9.9 million, an unfavorable mix and price/cost spread and an additional $5.3 million charge to cost of sales as a result of the step up to fair value of our acquired inventory.
Selling, general and administrative expenses
Selling, general and administrative expenses comprise primarily of marketing, research and development and administrative costs. Administrative costs, among other things, include professional consulting expenditures, administrative salaries and wages, certain software and hardware costs and facilities costs. During the Predecessor periods, a portion of the employee benefit cost and corporate overhead allocated to us by Sealed Air has been recorded as selling, general and administrative expense based on various reasonable allocation methodologies.
2019 vs 2018
Selling, general and administrative expenses were $855.6 million for the year ended December 31, 2019 compared to $883.8 million for the year ended December 31, 2018. Excluding a favorable change in foreign currency of $37.2 million, and the acquisition of Zenith, which contributed $5.4 million, selling, general and administrative expenses increased $3.5 million primarily reflecting increases in executive and administrative costs required to operate the Company on a standalone basis, as well as increases in sales and marketing and technical support to support business development and new customer wins. These costs were largely offset by cost saving initiatives implemented by the Company during the current year.
2018 vs 2017
Selling, general and administrative expenses were $883.8 million for the year ended December 31, 2018 compared to $926.2 million for the aggregated year ended December 31, 2017. Selling, general and administrative expenses for the aggregated year ended December 31, 2017 included $88.4 million of corporate overhead expenses allocated to the Diversey Business by Sealed Air. Excluding a negative impact in foreign currency of $3.6 million, and the acquisition of Zenith, which contributed $19.2 million, selling, general and administrative expenses increased $23.2 million primarily reflecting increases in executive and administrative costs to establish the Company as standalone.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Transition and transformation costs
Transition and transformation costs were $52.8 million, $120.6 million, and $53.7 million for the year ended December 31, 2019, December 31, 2018, and Aggregated year ended December 31, 2017, respectively. These costs consist primarily of professional and consulting services in such areas as information technology, controllership, tax, treasury, transformation services, human resources, procurement and supply chain in preparation of becoming a standalone company.
Management fee
Pursuant to a management agreement with Bain Capital, we are obligated to pay Bain Capital an annual management fee of $7.5 million plus reasonable out-of-pocket expenses incurred in connection with services provided. Refer to Note 18 — Related Party Transactions in the Notes to our Consolidated and Combined Financial Statements for further discussion.
Amortization of intangible assets acquired
In connection with the accounting for the 2017 Acquisition, the Twister Acquisition and the Zenith Acquisition, the acquired assets, including separately identifiable intangible assets, and assumed liabilities were recorded as of the acquisition date at their respective fair values. Amortization of intangible assets acquired was $93.7 million, $91.2 million, and $60.0 million for the years ended December 31, 2019, December 31, 2018, and for the aggregated year ended December 31, 2017, respectively. Refer to Note 8 — Goodwill and Identifiable Intangible Assets for more detailed information on our intangible assets.
Impairment of Goodwill
We recorded goodwill impairment charges of $68.5 million for the year ended December 31, 2018 due primarily to significant currency devaluation and volatility as well as deterioration in economic conditions in Latin America and the Middle East, and to a lesser extent, currency devaluation and lower than expected performance in Europe and North America. Refer to Note 8 — Goodwill and Identifiable Intangible Assets for additional details on the impairment charge.
Restructuring costs
We recorded restructuring costs of $19.8 million, $24.9 million, and $0.1 million for the years ended December 31, 2019, December 31, 2018, and for the aggregated year ended December 31, 2017, respectively. These charges represent severance costs related to our initiatives to align our labor resources to our anticipated business needs. Refer to Note 21 — Restructuring Activities in the Notes to our Consolidated and Combined Financial Statements for further discussion.
Non-operating results
Our non-operating results for the year ended December 31, 2019, December 31, 2018, and December 31, 2017 respectively, were as follows:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Aggregated Year Ended December 31, 2017(1)	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Interest expense	$141.0	$135.2	$51.7	$42.7	$9.0
Gain on sale of business and investments	(13.0)	—	—	—	—
Bridge commitment fees	—	—	7.5	7.5	—
Foreign currency loss related to Argentina subsidiaries	11.4	2.4	—	—	—
Loss on settlement of foreign currency contract	—	—	121.3	121.3	—
Other (income) expense, net	6.0	0.8	(3.6)	(2.7)	(0.9)
	$145.4	$138.4	$176.9	$168.8	$8.1

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83

(1)
Refer to the section “— Aggregated Year Ended December 31, 2017” for additional information on the Aggregated operating results and comparability to the Year Ended December 31, 2018.

Interest Expense
During the year ended December 31, 2019, we incurred interest expense of $102.1 million, $29.9 million and $9.0 million related to the Senior Secured Credit Facilities, the Senior Notes and other debt, respectively.
During the year ended December 31, 2018, we incurred interest expense of $92.9 million, $34.6 million and $7.7 million related to the Senior Secured Credit Facilities, the Senior Notes and other debt, respectively. Interest expense incurred on our other debt is primarily from our Senior Secured Credit Facilities and Notes.
During the Successor period from March 15, 2017 through December 31, 2017, we incurred interest expense of $27.6 million, $12.4 million and $2.7 million related to the Senior Secured Credit Facilities, the Senior Notes and other debt, respectively.
Amortization of deferred financing costs and original issue discount totaling $10.5 million, $10.5 million, and $3.3 million for the years ended December 31, 2019, December 31, 2018, and for the Successor period from March 15, 2017 through December 31, 2017, respectively, are included in the interest expense disclosed above.
Gain on sale of business and investments
As discussed in Note 5 — Acquisitions in our Consolidated and Combined Financial Statements elsewhere in this prospectus, on December 17, 2019, we acquired all of the intellectual property (IP) of Virox Holdings, Inc. and Virox International Holdings, Inc., including patents, trademarks, copyrights, trade secrets, third party licenses, associated income, all technology, regulatory master registrations (EPA, Biocidal Products Regulations) and other rights and licenses required to operate the IP. The IP was valued at $37.4 million, comprised of a cash purchase agreement of $34.2 million and a non-exclusive license back to Virox of that IP for specific sectors (excluding healthcare), valued at $3.2 million. Additionally, Virox acquired our shares of Virox Holdings, Inc. and Virox International Holdings, Inc. for $27.1 million in cash, resulting in a gain of $13.0 million.
Foreign currency loss related to Argentina subsidiaries
On July 1, 2018, the economy of Argentina was designated as a highly inflationary economy under U.S. GAAP. Therefore, the U.S. dollar replaced the peso as the functional currency for our subsidiaries in Argentina. All peso-denominated monetary assets and liabilities are remeasured into U.S. dollars using the current exchange rate available to us, and any changes in the exchange rate are reflected in foreign currency exchange loss related to our Argentinian subsidiaries. As a result, we recorded a $11.4 million and $2.4 million foreign currency loss due to remeasurement for the year ended December 31, 2019 and December 31, 2018, respectively.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Other (income) expense, net
Our other (income) expense, net for the year ended December 31, 2019 and December 31, 2018 were as follows:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
Interest income	$(7.5)	$(5.8)
Unrealized foreign exchange loss	10.7	1.8
Realized foreign exchange loss (gain)	0.7	(16.7)
Non-cash pension and other post-employment benefit plan(1)	(8.8)	(10.5)
Adjustment of tax indemnification asset	7.1	31.0
Factoring fees	3.4	0.6
Other, net	0.4	0.4
Total other (income) expense, net	$6.0	$0.8

(1)
See Note 14 — Retirement Savings Plans and Defined Benefit Pension Plans and Note 15 — Other Post-employment Benefits and Other Employee Benefit Plans in the notes to our consolidated and combined financial statements included elsewhere in this prospectus for additional information.

We recorded $10.7 million of unrealized foreign exchange loss and $1.8 million of foreign exchange loss for the year ended December 31, 2019 and December 31, 2018. The foreign exchange loss was primarily due to the strengthening of the United States dollar versus the Euro which had an unfavorable impact upon our euro-denominated debt.
We recorded $0.7 million of realized foreign exchange loss and $16.7 million of realized foreign exchange gain for the year ended December 31, 2019 and December 31, 2018, respectively. The foreign exchange gain was primarily due to the balancing of cash pools within our European operations.
In accordance with the provisions contained in ASU 2017-07, we recorded net pension income of $8.8 million and $10.5 million for the year ended December 31, 2019 and December 31, 2018, respectively. We record net income when the expected return on plan assets exceeds the interest costs associated with these plans. See Note 14 — Retirement Savings Plans and Defined Benefit Pension Plans and Note 15 — Other Post-Employment Benefits and Other Employee Benefit Plans to our Consolidated and Combined Financial Statements for further details.
Our other (income) expense, net for the Successor period from March 15, 2017 through December 31, 2017 and the Predecessor period from January 1, 2017 through September 5, 2017 were as follows:
		Successor	Predecessor
(in millions)	Aggregated Year Ended December 31, 2017(1)	For the Period from March 15, 2017 through December 31, 2017	For the Period from January 1, 2017 through September 5, 2017
Interest income	$(4.5)	$(1.2)	$(3.3)
Net foreign exchange losses	8.7	2.4	6.3
Non-cash pension and other post-employment benefit plan(1)	(8.8)	(2.9)	(5.9)
Other, net	1.0	(1.0)	2.0
Total other (income) expense, net	$(3.6)	$(2.7)	$(0.9)

(1)
Refer to the section “— Aggregated Year Ended December 31, 2017” for additional information on the Aggregated operating results and comparability to the Year Ended December 31, 2018.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Income tax (benefit) provision
Our effective income tax rate for the year ended December 31, 2019 was (42.9)% and was based on an income tax expense of $32.7 million on loss before income tax of $76.3 million. The difference in the effective income tax rate over the statutory rate of 25% is primarily attributable to changes to tax laws (30.7)%, adjustments to deferred tax balances in foreign subsidiaries (15.2)%, the effect of book-tax differences that are permanent in nature (12.1)%, and tax audit settlements and changes to unrecognized tax benefits (10.7)%, offset by a decrease in the valuation allowance of 15.7%.
Our effective income tax rate for the year ended December 31, 2018 was (6.4)% and was based on income tax expense of $14.4 million on loss before income tax of $224.7 million. The difference in the effective income tax rate over the statutory rate of 25% is primarily attributable to tax audit settlements and changes to unrecognized tax benefits (7.6)%, adjustments to deferred tax balances (7.5)%, the tax effect of goodwill impairment (7.0)%, foreign earnings taxed at different rates (5.3)%, and the effect of book-tax differences that are permanent in nature (5.0)%, offset by changes in tax laws of 11.6%.
Our effective income tax rate for the Successor period from March 15, 2017 through December 31, 2017, was 28.7% based on an income tax benefit of $61.6 million on loss before income tax of $214.6 million. The difference in the effective income tax rate over the statutory rate of 25% is primarily attributable to the impact of the Tax Cuts & Jobs Act which was signed into law on December 22, 2017, which resulted in a change in the enacted statutory tax rate from 35% to 21%. The U.S. statutory tax rate change resulted in a revaluation of deferred tax balances (15.9% or $34.2 million) impacting the effective tax rate. The non-deductibility of a hedge loss in the Netherlands (14.3% or $30.6 million) also resulted in an impact to the effective tax rate.
For the Predecessor period January 1, 2017 through September 5, 2017, the income tax expense was $23.8 million on earnings before income tax of $19.3 million resulting in an effective tax rate of 123.2%. The excess of the effective income tax rate over the statutory rate is primarily attributable to an increase in valuation allowance on domestic losses and credits, partially offset by favorable earnings mix in jurisdictions with lower tax rates.
Adjusted EBITDA and Adjusted EBITDA by Segment
Adjusted EBITDA for each of the Company’s reportable segments is as follows:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Aggregated Year Ended December 31, 2017(1)	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
North America	$84.2	$77.4	$61.7	$21.7	$40.0
Latin America	35.7	40.8	48.3	18.3	30.0
Europe	224.9	224.2	219.9	81.6	138.3
Middle East & Africa	56.9	52.7	50.6	13.8	36.8
Asia Pacific	90.4	88.0	80.0	31.8	48.2
Corporate / Global	(152.3)	(161.5)	(150.7)	(53.4)	(97.3)
Total	$339.8	$321.6	$309.8	$113.8	$196.0

(1)
Refer to the section “— Aggregated Year Ended December 31, 2017” for additional information on the Aggregated operating results and comparability to the Year Ended December 31, 2018.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
2019 vs 2018
(in millions, except percentages)	North America		Latin America		Europe		Middle East & Africa		Asia Pacific		Corporate/Global		Total
2018 Adjusted EBITDA	$77.4	24.1%	$40.8	12.7%	$224.2	69.7%	$52.7	16.4%	$88.0	27.4%	$(161.5)	(50.2)%	$321.6
Adj EBITDA margin	13.4%		18.0%		18.3%		20.8%		21.6%		(6.0)%		12.0%
Organic change (Non- GAAP)	7.2	9.3%	2.2	5.5%	7.1	3.2%	8.7	16.5%	3.9	4.4%	10.3		39.4	12.3%
Acquisition	0	0.0%	0	0.0%	1.6	0.7%	0	0.0%	0	0.0%	0		1.6	0.5%
Constant dollar change (Non- GAAP)	7.2	9.3%	2.2	5.5%	8.7	3.9%	8.7	16.5%	3.9	4.4%	10.3		41.0	12.8%
Foreign currency translation	(0.4)	(0.5)%	(7.3)	(17.9)%	(8.0)	(3.6)%	(4.5)	(8.5)%	(1.5)	(1.7)%	(1.1)		(22.8)	(7.1)%
Total change (U.S. GAAP)	6.8	8.8%	(5.1)	(12.4)%	0.7	0.3%	4.2	8.0%	2.4	2.7%	9.2		18.2	5.7%
2019 Adjusted EBITDA	$84.2	24.8%	$35.7	10.5%	$224.9	66.2%	$56.9	16.7%	$90.4	26.6%	$(152.3)	(44.8)%	$339.8
Adj EBITDA margin	14.5%		17.6%		18.9%		22.3%		22.9%		(5.8)%		13.0%
North America
As reported, Adjusted EBITDA increased $6.8 million, or 8.8%, in 2019 as compared to 2018. Foreign currency had a slight negative effect of $0.4 million. On a constant dollar basis, 2019 Adjusted EBITDA increased $7.2 million, or 9.3%, as compared with 2018. Adjusted EBITDA margin grew from 13.4% in 2018 to 14.5% in 2019. Growth and margin expansion were driven primarily by the impact of pricing actions and supply chain cost savings, which more than offset an increase in sales support expenses necessary for the implementation of new customer wins from 2018.
Latin America
As reported, Adjusted EBITDA decreased $5.1 million, or 12.4%, in 2019 compared with 2018. Foreign currency had a negative effect of $7.3 million. On a constant dollar basis, Adjusted EBITDA grew $2.2 million, or 5.5%, when compared to 2018. Adjusted EBITDA margin fell from 18.0% in 2018 to 17.6% in 2019. Margin deterioration was primarily related to inflation, however cost control measures in sales and sales support costs more than offset contributing to the increase in constant dollar performance.
Europe
As reported, Adjusted EBITDA increased $0.7 million, or 0.3%, in 2019 as compared with 2018. Foreign currency had a negative effect of $8.0 million. On a constant dollar basis, Adjusted EBITDA in 2019 increased $8.7 million, or 3.9%, as compared to 2018. The acquisition of Zenith in April 2018 contributed $1.6 million of growth. Organic growth was up $7.1 million, or 3.2%, as compared to the prior year reflecting a combination of favorable pricing actions and cost saving initiatives, which drove Adjusted EBITDA margin growth to 18.9% in 2019, up from 18.3% in 2018.
Middle East & Africa
As reported, 2019 Adjusted EBITDA grew $4.2 million, or 8.0%, compared to 2018. Foreign currency had a negative effect of $4.5 million. In constant dollars, 2019 Adjusted EBITDA increased $8.7 million, or 16.5%, as compared to 2018, while Adjusted EBITDA margin grew from 20.8% in 2018 to 22.3% in 2019. Adjusted EBITDA growth and margin expansion were driven by pricing actions and a favorable sales mix, which more than offset inflation in sales and administrative expenses in Turkey.
Asia Pacific
As reported, Adjusted EBITDA in 2019 increased $2.4 million, or 2.7%, as compared with 2018. Foreign currency had a negative effect of $1.5 million. On a constant dollar basis, Adjusted 2019 EBITDA

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
grew $3.9 million, or 4.4%, as compared to 2018. Adjusted EBITDA margins grew to 22.9% in 2019, up from 21.6% in 2018. Growth and margin expansion were driven by favorable pricing actions and the impact of cost control initiatives within selling and administrative expenses.
Corporate/Global
Corporate and global costs fell from $161.5 million in 2018 to $152.3 million in 2019 on a reported basis. Foreign exchange rates negatively impacted global costs by $1.1 million. The reduction of corporate and global costs of $10.3 million on a constant currency basis was primarily driven by cost reduction initiatives which more than offset inflation.
2018 vs 2017
(in millions, except percentages)	North America		Latin America		Europe		Middle East & Africa		Asia Pacific		Corporate/Global		Total
2017 Adjusted EBITDA	$61.7	19.9%	$48.3	15.6%	$219.9	71.0%	$50.6	16.3%	$80.0	25.8%	$(150.7)	(48.6)%	$309.8	12.1%
Adj EBITDA margin	11.2%		18.8%		19.9%		20.9%		20.3%		(5.9)%		12.1%
Organic change (Non-GAAP)	13.4	21.7%	(1.5)	(3.1)%	(7.9)	(3.6)%	7.2	14.2%	9.2	11.5%	(10.1)	6.7%	10.3	3.3%
Acquisition	2.3	3.7%	0	0.0%	5.7	2.6%	0	0.0%	0	0.0%	0	0.0%	8.0	2.6%
Constant dollar change (Non- GAAP)	15.7	25.4%	(1.5)	(3.1)%	(2.2)	(1.0)%	7.2	14.2%	9.2	11.5%	(10.1)	6.7%	18.3	5.9%
Foreign currency translation	0	0.0%	(6.0)	(12.4)%	6.5	3.0%	(5.1)	(10.1)%	(1.2)	(1.5)%	(0.7)	0.5%	(6.5)	(2.1)%
Total change (U.S. GAAP)	15.7	25.4%	(7.5)	(15.5)%	4.3	2.0%	2.1	4.1%	8.0	10.0%	(10.8)	7.2%	11.8	3.8%
2018 Adjusted EBITDA	$77.4	24.1%	$40.8	12.7%	$224.2	69.7%	$52.7	16.4%	$88.0	27.4%	$(161.5)	(50.2)%	$321.6
Adj EBITDA margin	13.4%		18.0%		18.3%		20.8%		21.6%		(6.0)%		12.0%

(1)
Refer to the section “— Aggregated Year Ended December 31, 2017” for additional information on the Aggregated operating results and comparability to the Year Ended December 31, 2018.

North America
As reported, Adjusted EBITDA increased $15.7 million, or 25.4%, in 2018 as compared to 2017. Adjusted EBITDA margin grew from 11.2% in 2017 to 13.4% in 2018. Growth and margin expansion were driven primarily by the impact of pricing actions and supply chain cost savings, which more than offset an increase in sales support expenses necessary for the implementation of new customer wins from 2018.
Latin America
As reported, Adjusted EBITDA decreased $7.5 million, or 15.5%, in 2018 compared with 2017. Foreign currency had a negative effect of $6.0 million. On a constant dollar basis, Adjusted EBITDA declined $1.5 million, or 3.1%, when compared to 2017. Adjusted EBITDA margin fell from 18.8% in 2017 to 18.0% in 2018. The decline in performance and margin deterioration was primarily driven by inflation related to currency devaluation.
Europe
As reported, Adjusted EBITDA increased $4.3 million, or 2.0%, in 2018 as compared with 2017. Foreign currency had a positive effect of $6.5 million. The acquisitions of Zenith and Twister contributed $5.7 million to Adjusted EBITDA in 2018. On an organic basis, Adjusted EBITDA declined $7.9 million, or

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
3.6%, in 2018 as compared to 2017 and Adjusted EBITDA margin fell from 19.9% in 2017 to 18.3% in 2018 primarily reflecting the impact of the license agreement expiration and an unfavorable product mix.
Middle East & Africa
As reported, 2018 Adjusted EBITDA grew $2.1 million, or 4.1%, compared to 2017. Foreign currency had a negative effect of $5.1 million. On a constant dollar basis, 2018 Adjusted EBITDA increased $7.2 million, or 14.2%, as compared to 2017, while Adjusted EBITDA margin dropped slightly from 20.9% in 2017 to 20.8% in 2018. Adjusted EBITDA growth was driven by an increase in sales volumes, which was partially offset by inflation in selling and administrative expenses, which had a slightly negative impact on Adjusted EBITA margin.
Asia Pacific
As reported, Adjusted EBITDA in 2018 increased $8.0 million, or 10.0%, as compared with 2017. Foreign currency had a negative effect of $1.2 million. On a constant dollar basis, Adjusted 2018 EBITDA grew $9.2 million, or 11.5%, as compared to 2017. Adjusted EBITDA margins grew from 20.3% in 2017 to 21.6% in 2018. Growth and margin expansion were driven by volume growth and the impact of cost control initiatives within selling and administrative expenses.
Corporate/Global
Corporate and global costs increased from $150.7 million in 2017 to $161.5 million in 2018 on a reported basis. Foreign exchange rates had an unfavorable impact of $0.7 million. The predecessor results in the 2017 period were based on a “carve-out” basis of accounting and reflected an allocation of expenses from Sealed Air to the Diversey business under its ownership and were not representative of costs necessary to operate the company on a stand-alone basis. The costs in 2018 thus primarily represent investment in those functions needed to support a stand-alone business.
Reconciliation of Net (Loss) Income to Adjusted EBITDA
EBITDA consists of net income (loss) before income tax provisions (benefits), interest expense, depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted to (i) eliminate certain non-operating income or expense items, (ii) eliminate the impact of certain non-cash and other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance and (iii) eliminate certain unusual and non-recurring items impacting results in a particular period, as described in the table and footnotes below. We believe Adjusted EBITDA gives investors meaningful information to help them understand our operating results and to analyze our financial and business trends on a period-to-period basis.
EBITDA and Adjusted EBITDA are not calculated or presented in accordance with U.S. GAAP and other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. In calculating these financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. For additional information regarding EBITDA and Adjusted EBITDA and our use and presentation of those measures and the related risks, see “Use of Non-GAAP Financial Measures.”

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The following table reconciles net income (loss) before income tax provisions (benefit) to EBITDA and Adjusted EBITDA for the periods presented:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Aggregated Year Ended December 31, 2017(a)	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Income (loss) before income tax provisions (benefit)	$(76.3)	$(224.7)	$(195.3)	$(214.6)	$19.3
Interest expense	141.0	135.2	51.7	42.7	9.0
Interest income	(7.5)	(5.8)	(4.7)	(1.4)	(3.3)
Amortization expense of intangible assets acquired	93.7	91.2	60.0	19.4	40.6
Impairment of goodwill	—	68.5	—	—	—
Depreciation expense included in cost of sales	84.4	73.4	62.6	21.5	41.1
Depreciation expense included in selling, general and administrative expenses	7.4	7.6	11.2	1.0	10.2
EBITDA	242.7	145.4	(14.5)	(131.4)	116.9
Transition and transformation costs and non-recurring costs(1)	52.8	120.6	63.3	63.3	—
Restructuring costs(2)	19.8	24.9	0.1	—	0.1
Foreign currency loss related to Argentina subsidiaries(3)	11.4	3.4	—	—	—
Loss on foreign currency forward contract(4)	—	—	121.3	121.3	—
Adjustment of tax indemnification asset(5)	7.1	31.0	(3.9)	(3.9)	—
Merger and acquisition-related cost(6)	0.3	7.3	38.0	38.0	—
Acquisition accounting adjustments(7)	1.9	5.3	16.0	16.0	—
Bain Capital management fee(8)	7.5	7.5	2.4	2.4	—
Non-cash pension and other post-employment benefit plan(9)	(8.8)	(10.5)	(8.8)	(2.9)	(5.9)
Foreign currency loss (gain)(10)	10.8	(16.3)	0.9	0.8	0.1
Factoring fees(11)	3.4	0.6	—	—	—
Share-based incentive compensation	3.0	—	12.3	—	12.3
Charges related to sale of Diversey(12)	—	—	23.1	—	23.1
Bridge commitment fees(13)	—	—	7.5	7.5	—
Stand-alone adjustment(14)	—	—	40.3	—	40.3
Gain on sale of business and investments(15)	(13.0)	—	—	—	—
Non-cash items	—		6.0	1.8	4.2
Other items	0.9	2.4	5.8	0.9	4.9
Non-GAAP consolidated Adjusted EBITDA	$339.8	$321.6	$309.8	$113.8	$196.0

(a)
Refer to the section “— Aggregated Year Ended December 31, 2017” for additional information on the Aggregated operating results and comparability to the Year Ended December 31, 2018

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
(1)
In the period following the 2017 Acquisition, we incurred costs primarily consisting of professional and consulting services in such areas as information technology, controllership, tax, treasury, transformation services, human resources, procurement and supply chain in establishing ourselves as a standalone company and to position ourselves for future growth.

(2)
Includes costs related to restructuring programs including expenses mainly related to reduction in headcount.

(3)
Effective July 1, 2018, Argentina was deemed to have a highly inflationary economy and the functional currency for our Argentina operations was changed from the Argentinian Peso to the U.S. dollar and remeasurement charges/credits are recorded in our consolidated and combined statements of operations rather than as a component of Cumulative Translation Adjustment on our consolidated balance sheets. As a result, we recorded a loss of $11.4 million on remeasurement of the Argentinian Peso into the U.S. dollar.

(4)
Represents a one-time loss of $121.3 million on the settlement of a foreign currency contract to hedge the variability of the U.S. dollar equivalent of the original borrowings under the Euro tranche of our Term Loan Facility and the Senior Notes.

(5)
In connection with the 2017 Acquisition, the purchase agreement governing the transaction includes indemnification provisions with respect to tax liabilities. The offset to this adjustment is included in income tax provision. Refer to Note 16 — Income Taxes in the notes to our consolidated and combined financial statements included elsewhere in this prospectus for additional information.

(6)
In connection with the 2017 Acquisition, Twister Acquisition and Zenith Acquisition, we incurred acquisition-related costs during the years ended December 31, 2019 and December 31, 2018. These costs consisted primarily of investment banking, legal and other professional advisory services costs.

(7)
In connection with the 2017 Acquisition, Twister Acquisition and Zenith Acquisition, we recorded fair value increases to our inventory. These amounts represent the amortization of this increase.

(8)
Represents the management fee paid to Bain Capital pursuant to a management agreement for management and financial advisory services and oversight provided to the Company and its subsidiaries. The management agreement will be terminated in connection with this offering.

(9)
Represents the net impact of the expected return on plan assets, interest cost, and settlement cost components of net periodic defined benefit income related to our defined benefit pension plans. Refer to Note 14 — Retirement Savings Plans and Defined Benefit Pension Plans and Note 15 —  Other Post-employment Benefits and Other Employee Benefits Plans in the notes to our consolidated and combined financial statements included elsewhere in this prospectus for additional information.

(10)
Represents the unrealized foreign exchange impact on our operations. The loss recorded in the periods were primarily due to the impact of the strengthening of the USD to the euro on our USD-denominated debt.

(11)
On November 15, 2018, Diversey entered into a Master Agreement with Factofrance, S.A. This amount represents the fees to sell certain trade receivables, without recourse, of seven Diversey companies. Refer to Note 6 to our consolidated and combined financial statements included elsewhere in this prospectus for additional information.

(12)
Represents costs incurred by Sealed Air related to the sale of the Predecessor Diversey Business in the 2017 Acquisition that were included in the operating results of the Predecessor Diversey Business.

(13)
Represents commitment fees that were expensed upon the termination of a commitment with respect to a bridge financing facility.

(14)
Represents the removal of certain sales and marketing expenses and selling, general and administrative expenses to reflect the Diversey Business’ operation as a standalone entity separate and apart from Sealed Air. These amounts reflect the historical overhead expenses allocated by Sealed Air to the Diversey Business which were identified by management through its analysis of the Diversey Business’ personnel and functional areas as the expenses that would not have been incurred by the Diversey Business had it been operated as a standalone entity.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
(15)
Represents an adjustment to remove the non-cash gain on sale of the Company’s shares in the Virox joint venture. On December 17, 2019, Diversey acquired all the underlying intellectual property of Virox Holdings, Inc. and Virox International Holdings, Inc. As part of the transaction, Virox acquired Diversey’s equity shares held in the joint venture.

Non-GAAP Financial Measures
We present financial information that conforms to U.S. GAAP. We also present financial information that does not conform to U.S. GAAP, as our management believes it is useful to investors. In addition, Non-GAAP measures are used by management to review and analyze our operating performance and, along with other data, as internal measures for setting annual budgets and forecasts, assessing financial performance, providing guidance and comparing our financial performance with our peers.
Non-GAAP financial measures also provide management with additional means to understand and evaluate the core operating results and trends in our ongoing business by eliminating certain expenses and/or gains (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and peers more difficult, obscure trends in ongoing operations or reduce management’s ability to make useful forecasts. Non-GAAP measures do not purport to represent any similarly titled U.S. GAAP information and is not an indicator of our performance under U.S. GAAP. Investors are cautioned against placing undue reliance on these Non-GAAP measures. Further, investors are urged to review and consider carefully the adjustments made by management to the most directly comparable U.S. GAAP financial measure to arrive at these Non-GAAP financial measures, described below.
Our Non-GAAP financial measures may also be considered in calculations of our performance measures set by our Board of Directors for purposes of determining incentive compensation. The Non-GAAP financial metrics exclude items that we consider to be certain specified items (“Special Items”), such as restructuring charges, transition and transformation costs, certain transaction and other charges related to acquisitions and divestitures, gains and losses related to acquisitions and divestitures, and certain other items. We evaluate unusual or Special Items on an individual basis. Our evaluation of whether to exclude an unusual or Special Item for purposes of determining our Non-GAAP financial measures considers both the quantitative and qualitative aspects of the item, including among other things (i) its nature, (ii) whether or not it relates to our ongoing business operations, and (iii) whether or not we expect it to occur as part of our normal business on a regular basis.
Our calculation of these Non-GAAP measures may not be comparable to similarly titled measures of other companies due to potential differences between companies in the method of calculation. As a result, the use of these Non-GAAP measures has limitations and should not be considered superior to, in isolation from, or as a substitute for, related U.S. GAAP measures.
EBITDA and Adjusted EBITDA
We believe that the financial statements and other financial information included in this MD&A have been prepared in a manner that complies, in all material respects, with U.S. GAAP, and are consistent with current practices with the exception of the presentation of certain non-GAAP financial measures, including EBITDA (as defined herein) and Adjusted EBITDA (as defined herein).
EBITDA and Adjusted EBITDA as presented in this MD&A are supplemental measures that are not required by, or presented in accordance with, U.S. GAAP. EBITDA and Adjusted EBITDA are not measures of our financial performance under U.S. GAAP and should not be considered as an alternative to revenues, net income (loss), income (loss) before income tax provision or any other performance measures derived in accordance with U.S. GAAP, nor should they be considered as alternatives to cash flows from operating activities as a measure of liquidity in accordance with U.S. GAAP. In addition, our method of calculating EBITDA and Adjusted EBITDA may vary from the methods used by other companies.
Our management considers EBITDA and Adjusted EBITDA to be key indicators of our financial performance. Additionally, we believe EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
that investors, analysts and rating agencies consider EBITDA and Adjusted EBITDA useful means of measuring our ability to meet our debt service obligations and evaluating our financial performance, and management uses these measures for one or more of these purposes. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. EBITDA and Adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. The use of EBITDA and Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:
•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•
EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Adjusted EBITDA includes adjustments that represent a cash expense or that represent a non-cash charge that may relate to a future cash expense, and some of these expenses are of a type that we expect to incur in the future, although we cannot predict the amount of any such future charge.
Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a replacement for net income or as a measure of discretionary cash available to us to service our indebtedness or invest in our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only for supplemental purposes.
For the definition of and additional information about our EBITDA and Adjusted EBITDA, a description of how EBITDA and Adjusted EBITDA are calculated and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable U.S. GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Reconciliation of Net (Loss) Income to Adjusted EBITDA”.
Liquidity and Capital Resources
Our primary sources of cash are the collection of trade receivables generated from the sales of our products and services to our customers and amounts available under our Revolving Credit Facility, factoring and accounts receivable securitization programs. Our primary uses of cash are payments for operating expenses, investments in working capital, capital expenditures, interest, taxes, debt obligations, restructuring expenses and other long-term liabilities. Our principal source of liquidity in excess of cash from operating activities has been through our Revolving Credit Facility. As of December 31, 2019, we had cash and cash equivalents of $128.3 million and unused borrowing capacity of $129.3 million under our Revolving Credit Facility. Based on our forecasts, we believe that cash flow from operations, available cash on hand and available borrowing capacity under our Revolving Credit Facility will be adequate to service our debt, meet our liquidity needs and fund necessary capital expenditures for the next twelve months.
In March 2020, we completed a sale-leaseback transaction, which provided $22.9 million in net proceeds. In April 2020, entered into a receivables securitization agreement, which provided $50 million for sold receivables. In addition, in June 2020 we closed on a $150.0 million loan commitment (“New Tem Loan”) in connection with our Senior Secured Credit Facilities for net proceeds of $144.5 million. The proceeds from the New Term Loan were used to pay down $133.0 million of our Revolving Credit Facility, under which

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
approximately $240.0 million of undrawn capacity remained available as of September 30, 2020. In July 2020, we acquired 100% of the stock and associated real estate of Wypetech, LLC for $34.1 million.
Historical Cash Flows
Note that the table and discussion that follows include restricted cash as part of net cash in accordance with the provisions of ASU 2016-18, Statement of Cash Flows — Restricted Cash. We include restricted cash from our factoring arrangements as described in Note 6 — Financial Statement Details, in the Notes to our Consolidated and Combined Financial Statements, and compensating balance deposits as disclosed in Note 13 — Fair Value Measurements and Other Financial Instruments, in the Notes to our Consolidated and Combined Financial Statements, as part of our cash and cash equivalents and restricted cash for purposes of preparing our Consolidated Statements of Cash Flows. Accordingly, the table below was restated for the year ended December 31, 2019.
The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities for the year ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Aggregated Year Ended December 31, 2017	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Net cash (used in) provided by operating activities	$21.8	$2.4	$54.5	$79.5	$(25.0)
Net cash used in investing activities	$(44.6)	$(227.1)	$(3,172.8)	$(3,123.5)	$(49.3)
Net cash provided by financing activities	$73.9	$12.2	$3,438.5	$3,353.6	$84.9
Net cash provided by operating activities
Net cash provided by operating activities was $21.8 million for the year ended December 31, 2019. This was primarily attributable to:
•
Earnings before interest, taxes, depreciation and amortization and other non-cash items of $258.4 million for the twelve months ended December 31, 2019;

•
Cash paid for taxes of $43.4 million;

•
Interest payments associated with our debt of $126.6 million for the year ended December 31, 2019; and

•
Changes in working capital, reflecting a use of cash of 62.8 million, which was primarily attributable to an increase in receivables of $83.0 million, which was partially offset by decreases in inventory of $12.7 million (resulting from a decrease in production during the fourth quarter).

Net cash provided by operating activities was $2.4 million for the year ended December 31, 2018. This was primarily attributable to:
•
Earnings before interest, taxes, depreciation and goodwill impairment of $145.4 million for the twelve months ended December 31, 2018;

•
Cash paid for taxes of $55.7 million;

•
Interest payments associated with our debt was $111.1 million for the year ended December 31, 2018; and

•
Changes in working capital, reflecting a use of cash of $17.1 million, which was primarily attributable to an increase in inventories of $21.3 million (reflecting a build of inventories in anticipation of higher demand) and a use of cash from other assets and liabilities of $27.4 million (primarily reflecting an increase of lease receivables and payment of rebates), which was partially offset by increases in accounts payable of $29.9 million (resulting from the timing of payments associated with our vendors).

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Net cash provided by operating activities was $79.5 million for the Successor period of March 15, 2017 through December 31, 2017. This was primarily attributable to:
•
Net loss, before deducting depreciation and amortization, losses on the settlement of foreign exchange forward contracts, bridge commitment fees and other non-cash items, used cash of $37.7 million. This use of cash includes $38.0 million of merger and acquisition-related costs and $53.7 million of transition and transformation costs related to the transition from Sealed Air to being a stand-alone business;

•
Changes in working capital, reflecting an increase of cash of $118.8 million, which was primarily attributable to increases in accounts payable of $88.1 million (resulting from the timing of payments associated with our vendors);

•
Cash paid for taxes of $15.5 million; and

•
Interest payments associated with our debt was $17.9 million for the year ended December 31, 2017.

Net cash used in investing activities
Net cash used in investing activities for the year ended December 31, 2019 was $44.6 million. This was primarily due to $93.4 million of cash used in dosing and dispensing equipment, reflecting new customer acquisitions in North America, and capital expenditures of $29.0 million. In addition, the acquisition of AHP® intellectual property from Virox of $33.4 million partly offset by cash received from beneficial interests on sold receivables of $80.8 million, and the proceeds on sale of investment in Virox of $27.1 million resulted in cash used of $6.3 million. Refer to Note 5 — Acquisitions in the Notes to our Consolidated and Combined Financial Statements for additional information regarding the Virox transaction.
Net cash used in investing activities for the year ended December 31, 2018 was $227.1 million. This was primarily due to cash used in dosing and dispensing equipment of $83.2 million, capital expenditures of $44.2 million and the acquisition of Zenith LLC of $131.6 million. These were partially offset by the final purchase price settlement of $19.4 million related to the 2017 Acquisition and cash received from beneficial interests on sold receivables of $12.5 million. Refer to Note 5 — Acquisitions in the Notes to our Consolidated and Combined Financial Statements for additional information regarding the Zenith Acquisition and the 2017 Acquisition.
Net cash used in investing activities for the year ended December 31, 2017 was $3,123.5 million. This was primarily due to the 2017 Acquisition of $2,973.6 million, the settlement of foreign currency forward contracts of $121.3 million, and $24.5 million of cash used in dosing and dispensing equipment. Refer to Note 5 — Acquisitions in the Notes to our Consolidated and Combined Financial Statements for additional information regarding the 2017 Acquisition.
Net cash provided by financing activities
Net cash provided by financing activities was $73.9 million for the year ended December 31, 2019. Net cash provided consisted primarily of $111.0 million of net proceeds from the revolving credit facility borrowings offset by $32.0 million of payments on our long-term and short-term borrowings, $1.3 million in equity redemptions, and $3.8 million in contingent consideration payments.
Net cash provided by financing activities was $12.2 million for the year ended December 31, 2018. Net cash provided consisted of $16.7 million of equity contributions, $9.0 million of net proceeds from the revolving credit facility of net proceeds and $7.5 million from short-term borrowings. This increase in cash was offset by $20.5 million of payments on long-term borrowings.
Net cash provided by financing activities was $3,353.6 million for the Successor period from March 15, 2017 through December 31, 2017. Net cash provided primarily consisted of $2,047.5 million of proceeds from the senior secured credit facilities, $534.8 million of proceeds from the issuance of notes, $738.1 million of proceeds from the issuance of non-convertible loans, and equity contributions of $113.3 million. This increase in cash was partially offset by $72.6 million of payments of deferred financing costs and $7.5 million of payments of bridge financing commitment fees.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Debt Capitalization
As of December 31, 2019 and December 31, 2018, we had $128.3 million and $73.4 million of cash and cash equivalents, respectively. The following table details our debt outstanding as of December 31, 2019, and December 31, 2018, respectively:
(in millions)	December 31, 2019	December 31, 2018
Senior Secured Credit Facilities:
US Dollar Term Loan	$882.0	$891.0
Euro Term Loan	1,062.5	1,097.5
Revolving Credit Facility	120.0	9.0
Senior Notes	503.0	514.3
Short-term borrowings	0.6	7.0
Other	2.4	2.1
Unamortized deferred financing costs	(44.6)	(53.7)
Unamortized original issue discount	(3.4)	(4.1)
Total debt	2,522.5	2,463.1
Less: Current portion of long-term debt	(11.2)	(11.8)
Short-term borrowings	(0.6)	(7.0)
Long-term debt	$2,510.7	$2,444.3
On November 15, 2018, Diversey entered into a Master Agreement with Factofrance, S.A. (“Factofrance”) to sell certain trade receivables, without recourse, of seven Diversey companies located in the U.K., Spain, France, Netherlands, Poland, Germany and Italy under individually executed receivable purchase agreements Factofrance charges a 0.10% factoring fee and a 0.05% debtor credit default commission on the face value of receivables sold and paid. In addition, Factofrance charges a financing fee, as defined, based on Factofrance advances made on remaining uncollected receivables. Factofrance also charges a quarterly commitment fee of 0.10% of the maximum total funding amount which is $167.7 million December 31, 2019. We are required to maintain a restricted cash collateral account pursuant to the Master Agreement in order to secure the full and punctual payment, performance and discharge of all payments due to Factofrance.
Our Senior Secured Credit Facilities consist of a $900.0 million senior secured US dollar denominated term loan, a €970.0 million senior secured Euro denominated term and a $250.0 million revolving credit facility. The term loans mature on September 6, 2024. The revolving credit facility matures on September 6, 2022. At December 31, 2019, the interest rate for the US dollar term loan term loan was 4.93%, the interest rate for the euro term loan was 3.25%. and the interest rate associated with the revolving credit facility was 4.37%. See “Description of Certain Indebtedness — Senior Secured Credit Facilities” for a summary of these term loans and revolving credit facility. At December 31, 2019, we were in compliance with all covenants under the agreements governing the Senior Secured Credit Facilities.
On August 8, 2017, Diamond (BC) B.V. issued €450.0 million aggregate principal amount of 5.625% Senior Notes due 2025. The Senior Notes have a maturity date of August 15, 2025 and interest is payable semi-annually in arrears on February 15 and August 15 of each year. See “Description of Certain Indebtedness — 5.625% Senior Notes Due 2025” for a summary of the Senior Notes. At December 31, 2019, we were in compliance with all covenants under the indenture governing the Senior Notes.
Preferred Equity Certificates
Constellation (BC) 2 S.à r.l., was financed in part by preferred equity certificates (“PECs”), which are commonly used in private equity transactions in Luxembourg for tax planning purposes. PECs are a part of the capital structure and though classified as a debt instrument because they do not have equity rights, they are a capital contribution from the investor and are subordinate to the Senior Secured Credit Facilities and other creditors.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The following table details our PECs outstanding as of December 31, 2019, and December 31, 2018, respectively.
Nature	Maturity date	Interest Rate	Carrying Value December 31, 2018	Borrowing/ (Reimbursement / Conversion to equity)	Carrying Value December 31, 2019	Interest Expense
Series 1 PECs	9/1/2047	See below	$602.2	$(3.8)	$588.4	$—
Series 2 PECs	9/1/2047	See below	$104.9	$(104.9)	$—	$4.9
Series 3 PECs	5/15/2048	See below	$0.4	$(0.4)	$—	$—
Total			$707.5	$(109.1)	$588.4	$4.9
The Series 1 PECs are legal obligations to securityholders, having a par value (and face amount) of EUR 1.00 each. The Series 1 PECs are yield-free and have a term of 30 years from the date of issuance, but can be redeemed earlier. Mandatory retirement or optional redemption of the Series 1 PECs are at a price equal to par value.
The Series 2 PECs are legal obligations to securityholders, and have a term of 30 years from the date of issue but can be retired earlier pursuant to the terms set out in the terms and conditions. The yield on the Series 2 PECs issued is an amount equal to interest accrued under the Series 2 PECs issued by Constellation (BC) S.à r.l. to the Company less the margin divided by the number of Series 2 PECs outstanding. The yield is accrued daily on the basis of a 360-day year. The interest rate applied during 2019 was 4.6985%.
The Series 3 PECs are legal obligations to securityholders, and have a term of 30 years from the date of issue but can be retired earlier pursuant to the terms set out in the terms and conditions. The yield on each Series 3 PECs issued is an amount pro rata equal to the yield accrued per Series PECs 2 issued by the Company during the respective Accrual Period.
At December 31, 2018 accrued interest related to the Series 2 and Series 3 PECs was $6.7 million. On December 31, 2019, the Shareholders of the Company redeemed all of the remaining Series 2 PECs and Series 3 PECs and contributed it to the capital and share premium account of the Company. The total amount of contribution including accrued interest amounted to $114.3 million.
Critical Accounting Policies and Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the applicable reporting period. Actual results could differ from these estimates. These estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could differ from these estimates.
Net Sales
Our revenue earning activities primarily involve manufacturing and selling products. Revenue from contracts with customers is recognized using a five-step model consisting of the following: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the Company satisfies a performance obligation. Performance obligations are satisfied when the Company transfers control of a good or service to a customer, which can occur over time or at a point in time. The amount of revenue recognized is based on the consideration to which the Company expects to be entitled in exchange for those goods or services, including the expected value of variable consideration. The customer’s ability and intent to pay the transaction price is assessed in determining whether a contract exists with the customer. If collectability of substantially all of the consideration in a contract is not probable, consideration received is not recognized as revenue unless the consideration is nonrefundable and the Company no longer has an obligation to transfer additional goods or services to the customer or collectability becomes probable.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASU 2014-09”) and issued subsequent amendments to the initial guidance, collectively, Topic 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, ASU 2014-09 expands and enhances disclosure requirements which require disclosing sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This includes both qualitative and quantitative information. The amendments in ASU 2014-09 are now effective. We adopted the modified retrospective method on January 1, 2018, the impact of which was immaterial and is discussed further in Note 4 — Revenue Recognition in the Notes to our Consolidated and Combined Financial Statements.
For the Company, the determination of whether an arrangement meets the definition of a contract under ASC 606 depends on whether it creates enforceable rights and obligations. While enforceability is a matter of law, we believe that enforceable rights and obligations in a contract must be substantive in order for the contract to be in scope of ASC 606. The penalty for noncompliance must be significant relative to the minimum obligation. Fixed or minimum purchase obligations were the most common examples of substantive enforceable rights present in our contracts. We determined that the contract term is the period of enforceability outlined by the terms of the contract. This means that in many cases, the term stated in the contract is different than the period of enforceability.
Business Combinations
We account for business combinations under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is recorded as goodwill. A variety of estimates and judgments impact the fair value determination of assets acquired and liabilities assumed.
The determination of the fair value of assets acquired and liabilities assumed involves assessments of factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, external advisors are consulted to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., multiple excess earnings, relief from royalty and cost methods).
The results of operations for businesses acquired are included in the consolidated financial statements from the acquisition date.
Financial Instruments
We may use financial instruments, such as cross-currency swaps, interest rate swaps, caps and collars, U.S. treasury lock agreements and foreign currency exchange forward contracts and options relating to our borrowing and trade activities. We may use these financial instruments from time to time to manage our exposure to fluctuations in interest rates and foreign currency exchange rates. We do not purchase, hold or sell derivative financial instruments for trading purposes. We face credit risk if the counterparties to these transactions are unable to perform their obligations. Our policy is to have counterparties to these contracts that are rated at least BBB− by S&P and Baa3 by Moody’s.
We report derivative instruments at fair value and establish criteria for designation and effectiveness of transactions entered into for hedging purposes. Before entering into any derivative transaction, we identify our specific financial risk, the appropriate hedging instrument to use to reduce this risk, and the correlation between the financial risk and the hedging instrument. We use forecasts and historical data as the basis for determining the anticipated values of the transactions to be hedged. We do not enter into derivative transactions that do not have a high correlation between the transaction risks and the hedging instruments.
We account for derivative instruments as hedges of the related underlying risks if we designate these derivative instruments as hedges and the derivative instruments are effective as hedges of recognized assets

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
or liabilities, forecasted transactions, unrecognized firm commitments or forecasted intercompany transactions. We record gains and losses on derivatives qualifying as cash flow hedges in other comprehensive income, to the extent that hedges are effective and until the underlying transactions are recognized on the Consolidated Statements of Operations, at which time we recognize the gains and losses on the Consolidated Statements of Operations.
Generally, our practice is to terminate derivative transactions if the underlying asset or liability matures or terminates or if we determine the underlying forecasted transaction is no longer probable of occurring. Any deferred gains or losses associated with the derivative instrument are recognized on the Consolidated Statements of Operations over the period in which the income or expense on the underlying hedged transaction is recognized.
Impairment of Long-Lived Assets
We perform an impairment review for definite-lived intangible assets, such as customer relationships, contracts, intellectual property, and for other long-lived assets, such as property and equipment, whenever impairment indicators are present. We calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss of the excess of book value over the fair value. In addition, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.
For indefinite-lived intangible assets, such as trade names, each year and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss for the excess of book value over the fair value, if any. In addition, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.
Goodwill
Goodwill is reviewed for possible impairment at least annually on a reporting unit level during the fourth quarter of each year, using a measurement date of October 1st. A review of goodwill may be initiated before or after conducting the annual analysis if events or changes in circumstances indicate the carrying value of goodwill may exceed its fair value.
We are permitted to conduct a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test for our annual goodwill impairment test. If qualitative factors indicate that it was more likely than not that the fair value of the reporting units is less than its carrying amount, we would have to test goodwill for impairment at the reporting unit level using a quantitative approach.
The quantitative goodwill impairment test involves comparing the fair value of each of our reporting units with goodwill to its carrying value, including the goodwill allocated to the reporting unit. If the fair value of the reporting unit exceeds its carrying value, there is no indication of impairment and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment loss is recognized in an amount of the excess, limited to the amount of goodwill allocated to the reporting unit.
Income taxes
The provision for income taxes was determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the period. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Estimates and judgments are required in the calculation of tax liabilities and in the determination of the recoverability of our deferred tax assets. In assessing the need for a valuation allowance, we estimate future taxable earnings, with consideration for the feasibility of ongoing planning strategies and the realizability of tax benefit carry forwards and past operating results, to determine which deferred tax assets are more likely than not to be realized in the future. Changes to tax laws, statutory tax rates and future taxable earnings can have an impact on valuation allowances related to deferred tax assets. In the event that actual results differ from these estimates in future periods, we may need to adjust the valuation allowance, which could have a material impact on our consolidated financial position and results of operations.
In calculating our worldwide provision for income taxes, we also evaluate our tax positions for years where the statutes of limitations have not expired. Based on this review, we may establish reserves for additional taxes and interest that could be assessed upon examination by relevant tax authorities. We adjust these reserves to take into account changing facts and circumstances, including the results of tax audits and changes in tax law. If the payment of additional taxes and interest ultimately proves unnecessary or less than the amount of the reserve, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine the reserves are no longer necessary. If an estimate of tax reserves proves to be less than the ultimate assessment, a further charge to income tax provision would result. These adjustments to reserves and related expenses could materially affect our consolidated financial position and results of operations. The Purchase Agreement includes indemnification provisions with respect to tax liabilities, including reserves for unrecognized tax benefits as of the Closing Date of the 2017 Acquisition. As such, adjustments to reserves for unrecognized tax benefits as of the Closing Date of the 2017 Acquisition are offset by the same amount as a component of other non-current assets.
We recognize the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. Tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement. We evaluate such likelihood based on relevant facts and tax law.
Self-Insurance
We accrue for outstanding reported claims and claims that have been incurred but not reported based upon management’s estimates of the aggregate liability for retained losses using historical experience, insurance companies’ assumptions regarding economic conditions, the frequency and severity of claims and claim development patterns and settlement practices. These estimates and assumptions are monitored and evaluated on a periodic basis by management and are adjusted when warranted by changing circumstances. Although management believes it has the ability to adequately project and record estimated claim payments, actual results could differ significantly from the recorded liabilities.
During the Predecessor periods, the obligations for specified claims and losses related to property, casualty, workers’ compensation and employee benefit claims have been allocated to us from Sealed Air based on headcount.
Pension and Other Post-Employment Benefits
In connection with the 2017 Acquisition, we assumed certain defined benefit plan and other long-term employee benefit obligations and acquired certain related plan assets for current employees of our subsidiaries. In addition, we implemented replacement retiree health care reimbursement plan for certain U.S. employees.
The defined benefit obligations for certain current employees of non-U.S. subsidiaries assumed by us were carved out of the defined benefit pension plans retained by Sealed Air. We have created a new defined benefit pension plans for all affected participants. The Purchase Agreement required Sealed Air to transfer assets from Sealed Air’s defined benefit pension plans to our defined benefit pension plans. As we assumed the defined benefit obligations of only current employees of these non-U.S. subsidiaries, the assumption of the defined benefit obligations are accounted for as though the employees were participants in a multi-employer plan.
The projected benefit obligation and the net periodic benefit cost are based on third-party actuarial assumptions and estimates that are reviewed and approved by management on a plan-by-plan basis each

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
fiscal year. The principal assumptions concern the discount rate used to measure future obligations, the expected future rate of return on plan assets and the expected rate of future compensation increases. We revise these assumptions based on an annual evaluation of long-term trends and market conditions that may have an impact on the cost of providing retirement benefits.
In determining the discount rate, we utilize market conditions and other data sources management considers reasonable based upon the profile of the remaining service life of eligible employees. The expected long-term rate of return on plan assets is determined by taking into consideration the weighted-average expected return on our asset allocation, asset return data, historical return data, and the economic environment. We believe these considerations provide the basis for reasonable assumptions of the expected long-term rate of return on plan assets. The rate of compensation increase is based on our long-term plans for such increases. The measurement date used to determine benefit obligations and plan assets is December 31, 2019.
In general, material changes to the principal assumptions could have a material impact on the costs and liabilities recognized in our consolidated financial statements.
Fair Value Measurements of Financial Instruments
In determining the fair value of financial instruments, we utilize various techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty credit risk in our assessment of fair value. We determine fair value for our financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•
Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities to the reporting entity at the measurement date.

•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Our fair value measurements in our financial instruments are subjective and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect our estimates.
Recent Accounting Pronouncements
Refer to the sub-section, “New Accounting Guidance,” within Note 3 — Summary of Significant Accounting Policies in the Notes to our Consolidated and Combined Financial Statements for further discussions.
Quantitative and Qualitative Disclosures about Market Risk
Our business and financial results are affected by fluctuations in world financial markets, including interest rates and currency exchange rates.
Interest rate risk
We are exposed to market risk associated with changes in interest rates. Following the consummation of the 2017 Acquisition, we are subject to interest rate risk associated with our Senior Secured Credit Facilities. In August 2019, the Company entered in a series of interest rate swaps with a notional amount of $720 million. The primary purpose of our cash flow hedging activities is to manage the potential adverse fluctuations in interest rates by reducing our exposure to variability in cash flows on a portion of the Company’s floating-rate debt. We will continue to evaluate various hedging strategies that we may put in

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
place in the future with respect to interest rate risk. While changes in interest rates do not affect the fair value of our variable-interest rate debt, they do affect future earnings and cash flows.
We have €450.0 million of fixed rate debt as a result of the issuance of the Senior Notes. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows.
A hypothetical 25 bps increase in interest rates during any of the periods presented would have increased our interest expense by approximately $0.8 million.
Foreign exchange rates risk
We conduct operations in many countries around the world. Our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk when we enter into either a purchase or sale transaction using a currency other than our functional currency, which is the U.S. dollar. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars for inclusion in our combined financial statements. Exchange rates between these currencies and U.S. dollars have fluctuated significantly over the last few years and may do so in the future. A substantial portion of our revenue and costs are denominated in or effectively fluctuate with U.S. dollars, and we also have significant revenue and costs in Euros, Canadian dollars, British pounds and other currencies.
Approximately 81% of our net sales for the year ended December 31, 2019 were associated with operations in jurisdictions that have a currency other than the U.S. dollar.
Commodities
We use various commodity raw materials such as caustic soda, surfactants, plastic resins, other chemicals and energy products such as electric power and natural gas in conjunction with our manufacturing processes. Generally, we acquire these components at market prices in the region in which they will be used and do not use financial instruments to hedge commodity prices. Moreover, we seek to maintain appropriate levels of commodity raw material inventories thus minimizing the expense and risks of carrying excess inventories. We do not typically purchase substantial quantities in advance of production requirements. As a result, we are exposed to market risks related to changes in commodity prices of these components.
Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2019:
	Obligations Due In:
(in millions)	Total	2020	2021 – 2022	2023 – 2024	Thereafter
Contractual Obligations
Debt, including current portion(1):
USD Term Loan	$882.0	$9.0	$18.0	$855.0	$—
Euro Term Loan	1,062.5	10.8	21.7	1,030.0	—
Senior Notes	503.0	—	—	—	503.0
Revolver	120.0	—	120.0	—	—
Preferred Equity Certificates	588.4	—	—	—	588.4
Short-term borrowings	0.6	0.6	—	—	—
Interest payments(1)	543.8	112.2	209.8	193.9	27.9
Finance lease obligations(3)	5.9	2.0	2.6	1.3	—
Operating leases obligations(3)	100.2	34.8	42.7	12.2	10.5
Purchase obligations(2)	151.3	65.0	53.6	32.7	—
	$3,957.7	$234.4	$468.4	$2,125.1	$1,129.8

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83

(1)
Assumes that the Senior Secured Credit Facilities and Senior Notes are repaid upon maturity. Future interest payments include commitment fees on the unused portion of the Revolving Credit Facility, and reflect the interest payments on our USD Term Loan, Euro Term Loan and Senior Notes. Future interest payments assume December 31, 2019 interest rates will prevail throughout all periods. Actual interest payments and any repayment amounts may change.

(2)
Other principal contractual obligations include agreements to purchase an estimated amount of goods, including raw materials, or services, including energy, in the normal course of business. These obligations are enforceable and legally binding and specify all significant terms, including fixed or minimum quantities to be purchased, minimum or variable price provisions and the approximate timing of the purchase. The amounts included in the table above represent estimates of the minimum amounts we are obligated to pay, or reasonably likely to pay under these agreements. We may purchase additional goods or services above the minimum requirements of these obligations and, as a result use additional cash.

(3)
Includes imputed interest payments.

We entered into a consulting services agreement (the “Management Agreement”) with Bain Capital in connection with the Transactions. Pursuant to this agreement, subject to certain conditions, we are required to pay Bain Capital an annual management fee of $7.5 million per year. The Management Agreement will terminate in connection with this offering.
Off Balance Sheet Arrangements
We have reviewed our off-balance sheet arrangements and have determined that none of those arrangements has a material current effect or is reasonably likely to have a material future effect on our consolidated financial statements, liquidity, capital expenditures or capital resources.
Guarantees and Indemnification Obligations
We are party to many contracts containing guarantees and indemnification obligations. These contracts primarily consist of:
•
product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products will conform to specifications. We generally do not establish a liability for product warranty based on a percentage of sales or other formula. We accrue a product warrant liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and annual expense related to product warranties are immaterial to our Consolidated Balance Sheets or Statement of Operations; and

•
licenses of intellectual property by us to third parties in which we have agreed to indemnify the licensee against third party infringement claims.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
BUSINESS
Company Overview
We are a leading global provider of high-performance hygiene, infection prevention, and cleaning solutions for the Institutional and Food & Beverage markets. In addition, we offer a wide range of value-added services, including food safety and application training and consulting, as well as auditing of hygiene and water management. Our Institutional business provides solutions serving end-users such as healthcare facilities, food service providers, retail and grocery outlets, educational institutions, hospitality establishments, and building service contractors. Our Food & Beverage business provides solutions serving manufacturers in the brewing, beverage, dairy, processed foods, pharma, and agricultural markets. Although our cleaning products represent only a small portion of our customers’ total cleaning costs, they are typically viewed as being non-discretionary because they can have a meaningful impact on the efficacy of food safety, operational excellence, and sustainability. The COVID-19 pandemic has further reinforced the essential nature of our solutions and increased hygiene, infection prevention, and cleaning standards across all markets.
Our fully integrated suite of solutions combine chemicals, dosing and dispensing equipment, cleaning machines, services and digital analysis across our two distinct businesses: Institutional and Food & Beverage. Our Institutional business, which represented approximately 75% of our net sales for the year ended December 31, 2019, develops and delivers integrated solutions comprised of infection prevention and personal care products, floor and building care chemicals, kitchen and mechanical warewash chemicals and machines, dosing and dispensing equipment, and floor care machines. Our Food & Beverage business, which represented approximately 25% of our net sales for the year ended December 31, 2019, develops and delivers solutions integrating chemicals, engineering and equipment, knowledge-based services, training, water treatment, and pharmaceutical and agricultural services.
We are highly diversified across products and services, end-markets and geographies. Our global operations have broad exposure and a significant presence throughout North America, Europe, MEA, LATAM and APAC. We have little reliance on any individual country. We serve more than 85,000 customers across in excess of 290,000 sites globally. Our extensive portfolio breadth reduces our exposure to any one solution, with no individual product or service representing more than 1% of total sales for the year ended December 31, 2019. We are further diversified across stable end-markets, including, among others, healthcare, food service, retail and grocery, processed food, dairy, brewing and beverages, with no individual end-market accounting for more than 14% of total sales for the year ended December 31, 2019. We believe this high degree of diversification with low customer concentration generates significant revenue stability, reflected by our strong performance during the COVID-19 pandemic.
We believe we are differentiated from our competitors by our global footprint and diverse customer base, integrated high-touch service and end-to-end solutions, customized chemical formulations, and our extensive suite of dosing and dispensing equipment and machines. We believe our products improve customers’ hygiene, infection prevention, and cleaning results as well as their operational efficiency, which has led to deep and long-standing customer relationships. Working in a highly fragmented industry, we have a balanced sales approach involving both direct selling capabilities and a distribution network that reaches thousands of end-use customers. Our investments in research and development help us meet our customers’ business needs, which we believe positions us as an innovator and strong collaborative partner to our customers.
For the year ended December 31, 2019, we generated net sales of $2,623.9 million, net loss of $109.0 million and Adjusted EBITDA of $339.8 million. See “Summary — Summary Historical and Condensed Consolidated and Combined Financial Data” for a definition of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.
The following charts set forth our net sales by vertical, geographic segment, end-market, and customer concentration category for the year ended December 31, 2019.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
2019 Net Sales Breakdown
Institutional
Our Institutional business provides customers with high-performance hygiene, infection prevention, and cleaning solutions. Our primary offering includes hard surface disinfectants and personal care products, floor and building care chemicals, kitchen and mechanical warewash chemicals and machines, dosing and dispensing equipment, and floor care machines. We believe our solutions drive labor productivity, support infection prevention, and provide for food safety while also enhancing the customer experience. In addition to sales of chemicals, machines and equipment, we offer a range of engineering, consulting, and training services related to productivity improvement, water and energy management and risk management, supported by data provided through our digital solutions. Many of the products we offer in our Institutional business are consumable in nature and require periodic replacement, generating recurring revenue. Furthermore, optimal application of our chemicals is managed through our proprietary dosing and dispensing equipment that are installed at our customers’ sites, which increase stickiness with our customers and provide stability to our revenue base.
We are a global leader in our Institutional business. We believe we held the #1 market position in the Europe, MEA, LATAM and APAC regions and the #2 market position in North America based on our net sales for the year ended December 31, 2019. Our global presence and scale enable us to consistently serve large global customers with added local insight and regional support to provide a tailored solution and an enhanced high-touch, value-added service offering. Our Institutional business is focused on serving six primary end markets globally: healthcare, food service, retail and grocery, education, hospitality, and building service contractors.
Our Institutional business accounted for $1,979.1 million, or approximately 75%, of our net sales for the year ended December 31, 2019. Our gross margin in the Institutional business for the year ended December 31, 2019 was 43.2%.
Food & Beverage
Our Food & Beverage business provides our customers with high-performance hygiene, infection prevention, and cleaning solutions in manufacturing operations aimed to enhance food safety, operational excellence, and sustainability. Our primary solutions include chemical products, engineering and equipment, knowledge-based services, training, and water treatment. Our CIP and open plant systems integrate cleaning chemicals, lubricants, floor care equipment and cleaning and dispensing tools within the food and beverage manufacturing industry. We also offer value-added knowledge-driven engineering and project design solutions and installations including automated equipment for dosing and distributing cleaning and sanitation solutions. Our hygiene and engineering solutions are designed to improve productivity and food safety as well as generate water and energy savings for our customers. To ensure proper implementation, we employ highly skilled technical application experts to help customers achieve production efficiencies through customized solutions. Although cleaning chemicals represent a small portion of our customers’ total overall system costs, if improperly managed, they can have a high cost of failure due to their significant impact on both the efficacy of cleaning processes and operational costs. We believe our customized product offerings enhance customer retention through mutual investment in infrastructure and solutions.
We are also a global leader in our Food & Beverage business. We believe we held the #1 market position in the MEA region and the #2 position in Europe, APAC and LATAM regions based on our net

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
sales for the year ended December 31, 2019. Our global scale enables us to consistently serve large multi-national customers with added local insights and regional support to ensure a tailored, high-quality solution across customer sites. Our Food & Beverage business is focused on serving six key sectors globally: brewing, beverage, dairy, processed foods, pharma, and agricultural markets.
Our Food & Beverage business accounted for $644.8 million, or approximately 25%, of our net sales for the year ended December 31, 2019. Our gross margin in the Food & Beverage product category for the year ended December 31, 2019 was 38.9%.
Manufacturing and Sourcing
We manufacture a diverse portfolio of finished goods utilizing a combination of internal manufacturing facilities and strategic contract manufacturing. Our internal manufacturing global footprint consists of five factories in North America, six factories in Europe, two factories in MEA, three factories in LATAM and two factories in APAC, which provide a strong base of owned and leased production facilities in established geographies and key emerging markets.
Our manufacturing strategy, which combines both internal and external manufacturing, enables a flexible and geographically effective supply chain network for our solutions. Contract manufacturing complements our internal manufacturing capabilities and supports our existing offerings as well as innovations and new product launches, while also allowing us to pursue an asset-light business model. We contract with approximately 25 large strategic contract manufacturers which we believe efficiently augment our global supply chain network with additional geographic coverage and production capabilities. In developed markets, we use these strategic contract manufacturers to leverage variable capacity or for unique production capabilities. In emerging markets, contract manufacturers provide strategic capacity where we do not yet have critical mass. Where contract manufacturing is used, the production processes mirror those of our internal manufacturing plants to ensure quality control. In total, we also use approximately 350 third-party manufacturers for sourcing highly unique or specialty products included in our product portfolio.
Our primary raw material inputs include caustic soda, solvents, waxes, phosphates, surfactants, polymers and resins, chelates, fragrances and wipes substrate material. We also source packaging components, equipment and accessories. Our packaging purchases include bag-in-the-box containers, bottles, corrugated boxes, drums, pails, totes, aerosol cans, caps, triggers and valves. Our equipment and accessories purchases include dilution control equipment, warewashing and laundry equipment, floor care machines, air care dispensers, floor care applicators, mops, microfiber, buckets, carts and other items used in facility maintenance.
We have long-term relationships with an extensive network of suppliers. Supplier contracts are typically multiyear, with set pricing and renewal features built in and flexibility to adjust prices on the basis of underlying fluctuations in raw material costs. The majority of our critical raw material inputs are common to the industry and produced in all regions by multiple large, global suppliers, ensuring attractive input prices. We believe most components related to raw materials, equipment and accessories are readily available from multiple sources and to the extent possible, we offset higher costs of materials through pricing increases.
Sales and Marketing
We reach customers through a combination of direct sales channels (which represented approximately 80% of our net sales for the year ended December 31, 2019, including “ship-through” sales, which involve a distributor-facilitated fulfillment where the customer relationship is managed by Diversey) and distribution channels (which represented 20% of sales for the year ended December 31, 2019). We employ a balanced marketing strategy with a strong, global direct sales force as well as a broad network of third-party distributors in key locations, whereas many of our competitors sell solely or primarily through third-party distributors. We believe that this hybrid sales approach differentiates us, as our direct-sales capability is highly valued by many of our customers given the increasing importance of hygiene, while our use of third-party distributors helps us optimize operations in a cost-effective manner.
Our manufacturing network is supported by a global customer facing team of approximately 5,900 employees including sales, marketing and technical service representatives along with approximately 400

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customer service representatives. Our direct sales force manages relationships with our large global and regional customers while our third-party distributor partners enable us to reach end-users which would not be as efficient for us to serve on a direct basis. We have invested in extensive training for our direct sales force and the management of our distributor network, and we support our sales force with a deep bench of technical service representatives.
Our global strategic accounts help differentiate us from many of our competitors and are a source of significant profitability and growth through our “acquire, retain, and grow strategy”. Global strategic accounts help us build long-term contractual relationships; set standards of hygiene, infection prevention and cleaning; facilitate adoption of industry best practices; and provide a platform for local growth. In our Institutional business we have approximately 60 global strategic accounts (which represented approximately 20% of our net sales for the year ended December 31, 2019) and a robust pipeline of strategic accounts with projects under implementation and opportunities to win substantial incremental sales. Sales growth among our top 50 customers (based on 2019 net sales, including sales through distributors) during 2019 outpaced sales growth across the entire company over the same period.
Customers
Our Institutional and Food & Beverage businesses serve customers across a wide variety of stable and growing end-markets. Approximately 84% of our customer relationships exceed 10 years in length. We have minimal customer concentration and high customer diversity as our largest customer accounted for less than 2% of our net sales for the year ended December 31, 2019, while our top 10 and 50 customers represented 13% and 27% of our net sales over the same period, respectively. Our highly fragmented customer base adds to the stability of our revenue streams as activity across different customer groups is very diverse and independent of activity among other customer verticals.
Our end-users span a wide range of business verticals, including, among other, healthcare, food service, retail and grocery, educational institutions, food and beverage, building service contractors, cash and carry establishments, government institutions, industrial plants, and on-premises laundry.
The following charts set forth, for each of our lines of business, the vertical end-markets served as a percentage of net sales for the year ended December 31, 2019.
End-Markets Served
Our customers value both the products we sell as well as our application expertise, deep industry process knowledge, and project engineering capabilities. These capabilities maximize product and operational efficiency for our customers, resulting in sticky relationships. Additionally, we provide customized solutions for customers which are integrated into their sites, encouraging mutual investment in infrastructure and increasing customer loyalty and retention.
Research and Development
We maintain significant R&D capabilities to ensure we continue to remain an innovator and technological leader. We develop new products, applications, services, and processes while providing

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technical assistance to improve our customers’ operations. We are increasingly leveraging our digital capabilities in R&D, which we believe further differentiates us from our competitors. Our value proposition is rooted in the integration of our proprietary technologies with our customers’ manufacturing and service delivery value chain. We have R&D and application support facilities in locations around the globe, including in North America, South America, Europe and Asia, to facilitate hands-on interaction with our customers.
Our R&D engineering personnel source innovation through both internal creation and development as well as through identifying and integrating third-party resources and technologies. We maintain a robust pipeline of new product development projects, which are in various stages of discovery and development.
R&D expenses were $41.2 million for the year ended December 31, 2019.
Industry Background
Based on Freedonia’s Global Fc Chemical report, Kline’s Janitorial and Housekeeping Cleaning Products: US Market Analysis and Opportunities 2017 report, and Maia Research’s Global Industrial and Institutional Cleaning Products Market Research 2015 – 2027 report, we estimate that the global market for traditional cleaning and hygiene products and related services generated annual industry-wide sales of approximately $32 billion for the year ended December 31, 2019, of which Institutional comprises approximately $26 billion and Food & Beverage comprises approximately $6 billion. These figures exclude sales and industry growth related to digital innovation/Internet of Clean® and cleaning machines for the hygiene and cleaning industry. Our industry has demonstrated stable growth trends over time due to its broad end-market exposure, recurring demand for consumable products and services, and upward secular demand driven by underlying end-market trends such as increased regulation and significantly heightened public awareness of health, hygiene and infection risk, all of which have been further accelerated by the COVID-19 pandemic.
We believe that we are one of the largest global providers of institutional and industrial cleaning, sanitation and hygiene products and related services globally in most of the regions in which we operate. Our industry is highly fragmented, and consists of several regional players which we believe have a more limited product offering than ours. Large, multi-national customers seek out our services given our scale, which is another competitive advantage, particularly relative to competitors with a regional focus.
Industry Growth Drivers
We believe that the Institutional and Food & Beverage businesses of the traditional cleaning and hygiene industry have demonstrated stable growth trends over time due to the growing importance of hygiene and cleanliness across our highly diversified end-markets and geographies. Governmental regulations for food safety and customer focus on infection prevention, hygiene and cleanliness, particularly as a result of the COVID-19 pandemic, have also increased significantly across the world. Climate change, water scarcity and environmental concerns have combined to create further demand for products, services and solutions designed to minimize waste and drive broader sustainability.
We believe that the principal end-markets in which we operate will continue to grow at attractive rates, supported by a number of key industry trends like the focus on infection prevention, high cost of absenteeism, increased hygiene standards, rising HAI costs, stringent food safety laws, increasing population, high turnover in facilities management staff and increasing automation and digitization. Specifically, we see six broad trends driving these growth rates:
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Infection Prevention:   We expect the COVID-19 pandemic to drive a permanent increase in hygiene intensity across all markets. Additionally, the high incidences of HAIs continue to increase standards for infection prevention in the fast-growing healthcare sector.

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Food Safety:   Restaurants, food producers, and distributors are focused on combatting the rise and frequency of foodborne illnesses, particularly as the trend towards fast casual dining continues to grow.

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Regulatory:   Changes in the regulatory environment continue to impact labeling and classification of chemicals.

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Sustainability:   Eco resource scarcity is increasingly a concern as the world becomes more populated and resource needs outpace resource supply. This driver is particularly relevant across all of our Institutional business end-markets, where regulation increasingly requires sustainable solutions. In addition, our customers are becoming increasingly aware of “green cleaning”, which uses cleaning methods and products with environmentally friendly ingredients, and procedures which are designed to preserve human health and environmental quality. Water, energy and conservation solutions are becoming more prevalent in our Food & Beverage business and warewash product category around the world.

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Digital Innovation:   The shift toward the use of network-connected, physical devices embedded with electronics, software, sensors and actuators that collect and exchange data represents a growth opportunity across cleaning and hygiene categories as end-markets are highly motivated to leverage technologies to reduce costs and increase efficiency.

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Population growth:   Increasing global population will drive sustainable growth in the need for food, beverage, agriculture, and health care needs over time, leading to positive secular dynamics for Food & Beverage, Food Retail, and Healthcare vertical markets.

We believe we are well positioned to navigate shifting industry trends. Beyond just selling products, we focus on the importance of delivering a comprehensive solution, high productivity, risk management and sustainability to our customers. We have become an important part of our customers’ value chain and continue to help them protect their brands and drive profitability.
Our Competitive Strengths
Global Leader in Large, Diverse, and Growing Market — We believe that we are one of the largest global providers of institutional and industrial hygiene, infection prevention, cleaning, and related services. We estimate the size of the market in which we operate to be approximately $32 billion, and that we hold a leading market position in each of the geographies that we serve. We believe our scale and strong market position around the world differentiate us from the numerous smaller local and regional competitors that make up a significant majority of the market, enabling us to provide end-to-end solutions for the diverse needs of our customers. Our scale and differentiated capabilities also allow us to invest significantly in R&D aimed at creating next generation products and services designed to meet the specific needs of our customers. We believe the industry trends of increased awareness of infection prevention, rising food safety standards, increased sustainability demands, strengthening regulatory standards, rising population, and increased demand for innovation in digital solutions will lead to positive secular growth rates in the vertical markets in which Diversey participates. In particular, we see rapidly increasing demand in the infection prevention sector, which spans the hard surface disinfectants and personal care categories. The outbreak of COVID-19 has catalyzed a fundamental change in infection prevention standards and altered the landscape for health and hygiene for years to come. According to the Global Disinfectant Sprays and Wipes Market 2019 – 2028 report by Triton market research, this sector represented an over $6 billion global market in 2019 and was expected to grow 6 – 8% per year from 2020 through 2028.
Proven Resilience and Growth through the COVID-19 Crisis — Despite the temporary, yet significant, disruption to many of our end markets created by the COVID-19 pandemic, our business has continued to perform very well. Our strong performance highlights the critical importance of our products and services to our customers, where our customers’ usage has often stayed the same or even increased despite weakness in some of their end-markets, as well as our disciplined cost management throughout this pandemic. The pandemic has driven significant growth in many of our key product categories, most importantly infection prevention, and we believe we can further build on that growth as the markets that have been most significantly impacted recover over time.
Asset-Light Business Model with Strong Cash Flow Generation — We have an attractive financial profile highlighted by our history of stable and diversified revenue streams and strong unlevered cash flow generation, which we define as Adjusted EBITDA plus net change in operating working capital minus capital expenditures. Our strong unlevered cash flow generation is attributable to attractive gross margins, a high degree of operational leverage across our selling, general and administrative expenses, and asset-light capital expenditures. For the 2019 fiscal year, we generated net loss of $109.0 million and converted approximately

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67% of Adjusted EBITDA into unlevered cash flow. Our diversified business model, broad exposure to a variety of attractive and stable end-markets across the globe, and flexible cost structure have allowed us to perform very well during previous economic cycles. We believe that our business has the capability to support further growth with its existing infrastructure, which will allow us to continue to improve our margins and sustainably generate strong cash flow.
Multiple Paths to Drive Above-Market Growth — Beyond core growth in line with our end-markets, we are also expanding into higher growth areas. We have strengthened our presence in emerging markets as these markets experience rapid growth via a greater focus on hygiene, infection prevention and cleaning standards. In addition, our scale, diversification, and innovation capabilities enable us to serve GSAs, which often have more complex requirements that our smaller competitors cannot meet. These accounts often grow more rapidly than their markets as they further consolidate and gain share, and thus are important to our growth strategy. We have leveraged our size and customized technological solutions to build strong and long-term relationships with these customers. Our ability to not only serve these customers as a supplier, but also as a business partner by helping them identify their needs and optimize their performance over time, helps embed Diversey into our customers’ operations. Approximately $600 million of our net sales during the year ended December 31, 2019 are attributable to repeat customers that are regional or global providers, and the retention rate for Global Strategic Account customers was approximately 104% (on the basis of 2018 to 2019 revenue change).
Operating Excellence Transformation Underway — Over the last two years, we have strengthened our ability to drive continued margin expansion through various embedded capabilities. Since the 2017 Acquisition, Diversey has focused on operational effectiveness in its supply chain, sourcing, and G&A functions as well as invested in commercial effectiveness initiatives like CRM, pricing, and revising our commercial go-to-market model. We have renewed our focus on delivering annual sourcing and supply chain efficiencies to more than offset inflation. We have adopted an EIP as part of our operating process and culture to continuously identify and capture SG&A and corporate cost savings. We implemented structural changes for tight management of discretionary spending. We have improved our technical service structure and implemented routing improvements across all regions. We believe we are early in the development of our margin potential as our continuous improvement culture continues to develop.
Attractive M&A Platform in a Fragmented Market — We are a scale company operating in markets where the majority of our competitors are small local and regional providers. Our ability to acquire and integrate other providers creates significant value for our company and our customers. When we acquire a business we are able to realize both revenue synergies by cross-selling additional products and cost synergies by consolidating sales efforts and integrating our supply base. In addition, our customers benefit as they are able to gain access to a wider set of products, services, and global capabilities, as well as realize the lower total cost of ownership that we can deliver.
Strong Leadership Team Driving Transformation and Next Phase of Journey — We are led by a senior management team with a proven track record and significant industry, manufacturing and marketing experience. Phil Wieland, our CEO, first joined Diversey as our CFO after working for Bain Capital. Mr. Wieland had previously served as the Group CFO and the UK CEO of Brakes Group and as the CFO at General Healthcare Group, the largest private hospital group in the UK. Before joining Diversey in 2019, our CFO, Todd Herndon, served as the CFO at Gardner Denver (now part of Ingersoll Rand) and as the CFO at Capital Safety (now part of 3M). Mr. Wieland and Mr. Herndon, together with the rest of the management team, are aligned on strategic priorities and execution. They have implemented numerous initiatives which are now set in place and have effectively positioned the company for continued growth into the future.
Our Business Strategy
Expand Infection Prevention — Infection prevention has been an attractive and growing market for years as government regulations, rising incidence of HAIs, and consumer focus have increased the importance of hygiene and cleanliness. The COVID-19 pandemic, and the risk of emerging pathogens, has driven what we believe is a permanent increase in hygiene intensity across the broader global economy. To meet this need, our AHP® technology is a leader in the market for efficacy, safety, ease of use, and surface compatibility. We have strong global capabilities to meet product registration requirements, generate demand,

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secure and deliver supply, and provide after sales support. We believe our best-in-class products and global capabilities position us well to build deep and long-term partnerships with our customers as we help them address their critical infection prevention needs.
Accelerate Institutional by Completing Commercial Excellence Transformation and Investing in Attractive Growth Opportunities — We have begun a full reorganization of our sales team, with new leaders in key markets, prioritized growth areas to drive focus, better aligned sales and service teams, enhanced performance management and training, and an updated incentive program to better align goals and reward performance. This sales transformation will help strengthen our performance in our core developed markets as well as enable us to capture what we believe are significant opportunities in the fastest growing and most profitable customers, countries, and sectors. Among others, these include global strategic accounts, key emerging markets, healthcare, and North America food service. We believe our existing leadership position, which is evidenced by our product breadth, supply chain flexibility, service capabilities, and consistent innovation, combined with our new sales transformation efforts, position us well to win in these areas.
Expand Food & Beverage by Driving Sector Strongholds and Expanding Product Offering — Similar to our Institutional business, we believe we are well positioned to accelerate growth with our strongest Food & Beverage customers, countries, and sectors. We have invested in capabilities and partnerships to enable us to gain access to an enhanced range of products, technology, supply chain, and R&D capabilities that we can cross-sell into existing and new Food & Beverage customers through our expanded sales and service force.
Exceed Customer Expectations — We believe the strength of our brand is built on the foundation of our history of exceeding our customers’ expectations. We will continue to do this by focusing on providing them with excellent products and service quality, ensuring (and in many cases controlling) critical sources of product supply, and consistently delivering new innovations to help our customers better meet their needs.
Achieve Full Margin Potential — We have a comprehensive set of initiatives to improve performance of both cost and price as we seek to achieve our long-term margin improvement plan. Over the past few years we have renewed focus on controlling sourcing costs and have made capital investments in automation to drive supply chain efficiencies. In 2019 we instituted our Earnings Improvement Program which is an on-going, regularly updated, continuous improvement process to engage the entire organization in identifying and implementing cost savings initiatives. We have also instituted enhanced pricing processes to ensure we are appropriately pricing all of our products across the markets we serve. With these improved processes evolving positively, we are additionally shifting focus to implement ways we believe will structurally reset our G&A, indirect, and supply chain costs. These initiatives include transforming how functions operate and are resourced, adjusting spans of control, shifting repetitive and transactional work to low-cost-countries, and re-baselining our global footprint.
Invest for Growth — We have completed a number of acquisitions since the 2017 Acquisition, including our two most recent acquisitions: Intellectual property rights for AHP® (December 2019), a key infection prevention technology in the Institutional business and Wypetech (July 2020) through which we acquired a supplier of infection prevention wipes. Our capabilities to acquire and effectively integrate strategically important technologies and businesses has increased in the last several years. With a highly fragmented market, we continue to see a robust and highly executable pipeline of acquisition targets that we believe will allow us to further accelerate our growth, expand our capabilities and global footprint, and produce significant revenue and cost synergies. In addition, we will continue to make high-return capital investments in order to improve our market positioning, on-board new customers, and increase the efficiency and automation with which we run our business.
Build On Our High Performing Team — All of these strategies are underpinned by the strength of our high performing team at all levels of our Company. We have invested significantly in talent over the past several years, and we will continue to do so. We will drive this high performing team by focusing our culture on the following winning behaviors: inclusion, customer driven, always improving, bias for action, and accountability for results. We seek to make Diversey a best-in-class leader in having a talented, highly engaged, and diverse global team that is aligned around, and achieves, its ambitious and industry-leading goals.

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Our Products and Services
Institutional Business
Infection Prevention and Personal Care — We manufacture, market, sell and provide services for infection prevention and personal care products. Our products are designed to enhance the safety and well-being of our customers’ employees and visitors by reducing the risk of infection at our customers’ facilities. Our products are offered in many different formats, including wipes, ready to use chemicals, and concentrates and they are dispensed through portable dosing systems, canisters, spray bottles, large-format totes, automated wall-mounted dilution systems, among others. Many of our products rely on Diversey-owned propriety technology including our patented AHP® formulation, our IntelliCare® dispensers and our MoonBeam™3 UV disinfection technology.
Floor and Building Care Chemicals — We source, manufacture, market, sell and provide services for Floor and Building Care Chemicals. Our chemicals are offered in many different formats and tailored towards all segments and sizes of customers. Formats include ready-to-use chemicals as well as concentrates that are dispensed through portable and automated wall-mounted dosing and dilution control systems.
Our floor care products combine chemicals, tools, machines, and services to deliver cleaner, safer floors while lowering operational costs to maintain the floor. Key products include floor strippers, cleaners, maintainers, finishes, sealers, carpet care, concrete and stone care, and wood care. Many of our chemical formulas rely on Diversey-owned propriety polymer technology including our floor finish Signature® and use our patented Diamond floor polishing technology Twister™.
Our building care products are designed to enhance our customers’ experience by increasing productivity, safety and optimizing the total cost of ownership by reducing the usage of chemicals, water and labor at their sites. Key products include restroom cleaners, glass cleaners, general purpose cleaners, and air care. Many of our products rely on Diversey-owned propriety closed-loop chemical dispensing technologies including our patented The J-Fill® QuattroSelect® wall mounted system and our J-Flex™ / RTD® portable dilution technologies. In addition, many customers apply these chemicals and concentrates with Diversey-sourced and owned cleaning tools including our proprietary TASKI® Jonmaster workstations and trolleys, as well as other microfiber floor and surface tools and consumables.
Dosing and Dispensing — We manufacture, market, sell and provide technical services for dosing and dispensing equipment for a wide variety of applications in all of our core businesses. Applications include dilution and dosing platforms for Infection Prevention, Building Care, Kitchen Care, Mechanical Warewash, Food & Beverage and Fabric Care, among others. Our product offering is designed to protect our customer’s brands, enhance the safety and sustainability profile of our chemicals while also optimizing productivity and operational costs for our customers. Many of our products rely on Diversey-owned propriety closed-loop chemical dispensing technologies including our proprietary Divermite® wall mounted systems, patented SmartDose® portable dosing system, as well as the Diversey owned SafePackTM technology.
Floor Care Machines — We manufacture, market, sell and provide services for floor care machines under the TASKI® brand. Products cover all indoor cleaning needs and are designed to enhance our customer’s experience in efficacy, efficiency and productivity in a large variety of floor cleaning tasks. Our product offering is tailored for all sizes of hard and soft floor types and consists of floor scrubber driers, wet and dry vacuums, single discs, sprayers, steam cleaners and carpet machines.
The TASKI® machines rely on many Diversey-owned patented and proprietary features and technologies including our Intelligent squeegee design, our IntelliFlowTM speed dependent solution dosing, and the IntelliTrail® fleet management system, amongst others.
Kitchen and Mechanical Warewash Chemicals and Machines — We manufacture, source, market, sell and provide services for kitchen and mechanical warewash solutions. Our products are designed to optimize our customer’s resource utilization and chemical efficiency as well as protect their brand in compliance with hygiene, safety and sustainability standards. Our products include a full range of ready-to-use and concentrated chemistry, available in many different sizes and packaging formats as well as dosing and dispensing systems that are either portable or wall mounted for spray, bucket and sink applications. Our products cover a complete range of applications and methods in kitchen cleaning and mechanical warewash

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for all sizes of customer sites. Many of our products rely on Diversey-owned patented chemistry formulas such as Suma® Dime or Suma Glass Protect, proprietary dosing and dispensing systems like Divermite® and DiverFlow®, as well as our proprietary connected dishwashing monitoring system IntelliDish®.
Fabric Care — We manufacture, source, market, sell and provide services for fabric care. Our solutions and application expertise are designed to enhance guest experience, extend linen lifetime, improve hygiene, reduce operational costs and promote sustainability. Our product offering consists of a full range of fabric care chemistry to support both on-premise and commercial laundry operations and is available in different packaging formats, including ready-to-use and concentrated solutions and correlating wall mounted dosing and dispensing systems. Many of our products rely on Diversey-owned patented chemistry formulas like Clax® Advance and Xcellence, for low and high temperature washing, as well as our proprietary IntelliLinnen® dispensing system which includes remote monitoring.
Food & Beverage Business
Chemicals — We manufacture, source, market, sell and provide services for Food & Beverage chemicals. Our Food & Beverage solutions are designed to maximize the hygiene and efficiency of our customer’s production processes while minimizing their impact on the natural resources they consume. Our products consist of a full range of chemistry, equipment and expertise to enhance Food & Beverage manufacturing operations. Key solutions include cleaning in place systems, bottle care, conveyor lubrication, membrane cleaning, open plant cleaning, fogging systems, and farm hygiene. Many of our products rely on Diversey-owned propriety chemistry formulas and dosing and dispensing equipment including CIP systems designed to efficiently clean and disinfect our customers’ enclosed processing equipment as well as Divo® BottleCare which increases the lifespan of our customers’ equipment and reduces their total glass consumption, among others.
Engineering and Equipment Solutions — We market, sell and provide engineering services for our Food & Beverage customers. Our solutions include complete hygiene centers for cold aseptic filling, automated external filler and conveyor cleaning, and centralized and de-centralized foam stations that help reduce overall cleaning times. We are able to respond quickly and efficiently to all of our customers’ engineering needs, offering full project management for the design and installation of hygiene and sanitation systems.
Knowledge-Based Services — We market, sell and provide knowledge-based services (KBS) to the Food & Beverage industry. Our KBS offering provides a holistic approach to constantly measure, monitor and improve operational efficiency and food safety throughout our customers’ operations, and it addresses key industry challenges related to productivity, water and energy usage, yield management, and food safety, among others. The common goal of our knowledge-based services is to continually improve food safety and operational efficiency in Food & Beverage processing. The solutions offered are Diversey-owned, including Aquacheck, which is a site-tailored approach to water management, as well as the Diversey patented CIPTEC technology which enables the efficiency of CIP to be determined and the hygiene verification of production lines to be completed.
Training — We market, sell and provide training for the Food & Beverage industry. The Diversey Hygiene Academy is designed to provide e-learning for Food & Beverage manufacturing professionals. A wide range of proprietary courses are available in multiple languages and have been accredited by the Continuous Professional Development Certification Service.
Water Treatment — We manufacture, market, sell and provide technical services for water treatment within Food & Beverage production facilities. Our products are designed to enhance effectiveness, efficiency and reduce cost by combining Diversey chemicals and equipment with water treatment capabilities and provide a holistic approach to process water and production hygiene management in the Food & Beverage industry. Our products cover a wide range of Diversey-owned chemical and equipment solutions for asset, process and product protection, utility usage, water hygiene and regulatory compliance across heating and cooling systems, specialized Food & Beverage processes, and wastewater treatment.
Pharmaceutical & Agriculture — We manufacture, market, sell and provide services for the Pharmaceutical and Agricultural markets. We partner with our customers to ensure safe, sustainable and efficient pharmaceutical and agricultural production, clarity on the cleaning and disinfection procedures

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needed, and provide the necessary products. Our product offering consists of a full range of chemistry, equipment and expertise. Many of our products rely on Diversey-owned proprietary chemistry formulas and patented dosing and dispensing equipment including Deosan® Dairy Farming Hygiene Solutions for smart and sustainable dairy farming as well as our ClearKlens® technology which delivers a broad range of solutions from sterilizing disinfectants to CIP wash down systems.
Consulting Services — We market, sell and provide consulting services for both the Institutional and Food & Beverage markets. Our consulting solutions are designed to create reliable and effective guidelines for food safety, infection prevention as well as health and hygiene. We assist our clients in developing practical and credible risk-based systems to ensure the safety of their guests, employees, and customers. Our services cover the full range of risk management, including the design of the management system, implementation and training, as well as on-going monitoring and auditing.
Our History
We trace our history back for over a century and have predominantly operated within larger, diversified, product-driven manufacturing companies including Molson, Unilever, SC Johnson & Son, and most recently, Sealed Air. In 2017, we partnered with investment vehicles affiliated with Bain Capital to become an independent business.
Sustainability and Social Responsibility
Sustainability is a core part of our business and a key driver allowing us to deliver value to customers while improving efficiency and reducing waste. We maintain a keen focus on sustainability through providing solutions that prevent waste, conserve water, save energy, and protect health. Our customers in our Institutional and Food & Beverage businesses rely on cleaning product technologies, equipment innovations, and services that help lower their environmental footprint.
In 2018, we reaffirmed the importance of sustainability with the launch of a new plan called “Facilitators for Life”, which is aimed at creating a healthier and safer world for everyone. Our sustainability strategy will help ensure that we address key environmental, social, and financial opportunities. The “Facilitators for Life” strategy consists of twelve goals that we hope to achieved by 2025 focused around three key areas:
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Improve the Environment — water conservation, energy efficiency, greenhouse gas reductions, and waste prevention in all of our facilities around the world;

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Protect and Care for People — eliminate workplace injuries, engage suppliers, ensure our employees are trained on the company’s Code of Conduct, and improve lives through programs like Soap For Hope™ and Linens For Life™; and

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Innovate Sustainable Solutions — targets that include a sustainability scorecard for all new products and technologies and a reduction of our packaging footprint.

Facilitators for Life not only engages all of our employees, but also stimulates collaboration with suppliers and customers to improve environmental stewardship and ensure social responsibility. Our biggest opportunity for environmental improvement is developing solutions that help our customers. For instance, greenhouse gas emissions directly attributed to our operations are only 1/10th of the emissions associated with the use of our products. Thus, we remain relentlessly focused on more efficient cleaning products that will lower the environmental footprint while also being more cost effective for customers.
Our internal sustainability programs have continually improved our operations, leading to cost reductions and lower environmental footprints. In addition, our award winning social responsibility programs create shared value for our customers and communities in need. For example, we partner with our hospitality customers to recycle used soap bars pursuant to our Soap For Hope™ program. By collaborating with hotels, Soap For Hope™ creates more than 12 million bars of soap annually and has improved millions of lives. Instead of ending up in a landfill the soap gets re-purposed to improve hygiene in parts of the world with limited access to clean water.

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Manufacturing
We manufacture a diverse portfolio of finished goods utilizing a combination of both internal manufacturing sites and strategic contract manufacturing. We maintain a global manufacturing network, operating 17 facilities on a global basis and one equipment plant, which provides a strong base of owned asset production in established geographies and key emerging markets. Our manufacturing network is supported by a global customer facing team of approximately 6,000 employees, including sales, marketing and technical service representatives along with approximately 400 customer service representatives.
Properties and Facilities
Our corporate headquarters are located at 1300 Altura Road, Suite 125. Fort Mill South Carolina, 29708 in a leased office of approximately 126,971 square feet. We and our operating companies own and lease a variety of facilities and properties, principally in Europe. The following chart identifies the number of owned and leased facilities and properties as well as aggregate approximate square footage by type, other than the corporate headquarters listed above, used by us as of October 21, 2020. We believe that these facilities and properties are generally in good operating condition and are adequate to meet anticipated business requirements.
Type of Facility or Property	Owned	Leased	Approximate Square Footage
Manufacturing	13	10	1,649,971
Office	5	99	1,301,168
Warehouse	1	38	1,148,269
Land	5	2	258,190
Storage	—	43	95,987
Service Center	1	16	85,167
Laboratory	1	4	70,250
Other	—	11	10,399
Total			4,619,401
Raw Materials and Suppliers
Our products are manufactured internally or sourced externally from suppliers or contractors enabling a flexible and geographically effective supply chain network for chemical finished goods and equipment.
Our primary raw material inputs include caustic soda, solvents, waxes, phosphates, surfactants, polymers and resins, chelates and fragrances, all of which are generally available from multiple suppliers. We also source components related to equipment and accessories from multiple suppliers. Where contract manufacturing is used, the production processes mirror those of our internal plants to ensure quality control, and the raw materials purchased from our supplier contracts are used.
We generally operate on a yearly contracting cycle, using competitive RFP processes, e-auctions and open market events to select suppliers. Supply agreements are for the major part requirement-based, linked to demand in the annual operating plan, with no or minimal contingent liability, extending beyond 1-2 year standard agreement length.
Competition
Competition in our market sectors and geographies are both fragmented and intense. Our Institutional and Food & Beverage businesses face a wide spectrum of competitors across each product category. Competition is both global and regional in scope and includes numerous small, local competitors with limited product portfolios and geographic reach. We compete globally on premium product offerings and application expertise, innovative product and dispensing equipment offerings, value-added solution delivery, and strong customer service and support. We differentiate our offerings from competitors by being the leading expert in all aspects of the cleaning process as well as our in-depth understanding of the environments

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in which they are used. This allows us to tailor our offerings for each segment we serve. Our customers trust the expertise we bring and our goal is to become the preferred partner to our customers, by providing innovative, industry-leading products to protect their brands, make their facilities safer and healthier for both cleaning and maintenance staff as well as building occupants. We believe our integrated solutions approach, which includes the supply of machines, tools, chemicals, dosing & dispensing, processes and training to customers to drive productivity improvements, reduce total cost of ownership, reduce risk of food safety events and improve infection control to reduce healthcare acquired infections, is a unique competitive strength. Additionally, efficacy, the quality, ease of use and environmental profile of our products are at the core of what we do and have helped support long-standing, profitable relationships with many top customers.
Intellectual Property
We strategically manage our portfolio of patents, trade secrets, copyrights, trademarks and other intellectual property. Specifically, we rely upon trade secrets to protect the formulation of many of our chemical products, as well as our manufacturing processes. We own or have licenses under patents and trademarks which are used in connection with our business. Some of these patents or licenses cover significant product formulations and processes used to manufacture our products. As of September 30, 2020, we held 273 U.S. patents and 1,036 foreign patents, as well as 47 U.S. and 159 foreign pending patent applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.
The trademarks of major products in each business are registered in key jurisdictions or licensed from third parties. Certain intellectual property is also protected by confidentiality agreements or other agreements with suppliers, employees and other third parties. In part, our success can be attributed to the existence and continued protection of these trademarks, patents, trade secrets and licenses.
We believe that the Diversey trademark and a select number of major sub-brands are important to our business. We own the Diversey and sub-brand trademarks as used in our business. While the Diversey mark and certain other assets in our intellectual property portfolio are important, we do not believe that our overall business is materially dependent on any individual trade name, trademark or patent.
Employees
As of September 30, 2020, we had approximately 8,600 employees worldwide, including full-time and part-time employees. Approximately 1,000 of these employees were in the U.S., and approximately 7,600 employees were outside the U.S. In various countries, certain of our employees are unionized and, where local law requires, participate in works councils. Our customer facing team is approximately 5,700 employees and includes sales, marketing, technical service and customer service representatives. We believe that our employee relations are satisfactory.
Environmental Matters, Health and Safety and Governmental Regulations
As a manufacturer, we are subject to many laws, rules, standards and regulations in the countries, jurisdictions and localities in which we operate. These cover: the safe procurement, processing, storage and use of chemical raw materials and parts for tools, equipment and packaging; the potential release of materials into the environment; standards for the treatment, storage and disposal of hazardous wastes; or otherwise relate to the protection of the environment. We review environmental, health and safety laws and regulations pertaining to our operations and believe that compliance with current environmental and workplace health and safety laws and regulations has not had a material effect on our capital expenditures or consolidated financial condition.
In some jurisdictions in which our products are sold or used, laws and regulations have been adopted or proposed that seek to regulate, among other things, minimum levels of recycled or reprocessed material and, more generally, the design for reuse of packaging materials. We maintain programs designed to comply with these laws and regulations and to closely monitor their evolution.
Various federal, state, local and foreign laws and regulations regulate our products and often require us to obtain pre-market approval of our products and comply with specified requirements. In the U.S., we must

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register our sanitizing and disinfecting products with the U.S. Environmental Protection Agency and products intended for controlling microbial growth on humans, animals and processed foods with the U.S. Food and Drug Administration. Such products are regulated in a similar way on European Union level with the European Chemical Agency or by member state competent authorities. Similar requirements exist in other countries such as China, Russia and South Korea. To date, the cost of complying with such product registration requirements has not had a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.
Legal Proceedings
We are party to routine legal proceedings that arise in the ordinary course of our businesses. We believe that none of the claims and complaints of which we are currently aware will, individually or in the aggregate, materially affect our businesses, financial position, or future operating results, although no assurance can be given with respect to the ultimate outcome of any such claims or with respect to the occurrence of any future claims.

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MANAGEMENT
Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who will serve as our executive officers and directors upon the completion of this offering.
Name	Age	Title
Philip Wieland	47	Chief Executive Officer and Director
Todd Herndon	54	Chief Financial Officer
Gaetano Redaelli	58	Chief Strategic Development Officer
Michael Del Priore	58	Chief Information Officer
Rudolf Verheul	58	Global President, Food & Beverage
Ken Hanau	55	Director
Eric Foss	62	Director
Michel Plantevin	64	Director
Philip Wieland joined us as Chief Executive Officer in July 2020. Prior to joining the Company, Mr. Wieland served as an operating partner at Bain Capital Private Equity from January 2017 to June 2020, during which time he also served in leadership roles on secondment at Wittur and Zellis. Previously, Mr. Wieland served as the UK Chief Executive Officer of Brakes Group from January 2015 to December 2016 and Group Chief Financial Officer at Brakes Group from October 2011 to April 2016. Prior to that, Mr. Weiland held numerous executive roles within the foodservice and healthcare industries since 1999, including Group Chief Financial Officer of General Healthcare Group and in senior finance positions at BSkyB. Mr. Wieland is a qualified chartered accountant and earned a First Class degree in Mathematics from the University of Leeds in the United Kingdom. Mr. Weiland’s experience as Chief Executive Officer, and in executive roles at Brakes Group and across the foodservice and healthcare, generally, make him a valuable member of our board.
Todd Herndon joined Diversey as Chief Financial Officer in November 2019. Previously, Mr. Herndon served as Chief Financial Officer for Gardner Denver (now Ingersoll Rand) from November 2015 to February 2019. Prior to that he served three years as Chief Financial Officer for Capital Safety (now a part of 3M), and spent 23 years with SC Johnson, Johnson Wax, Johnson Diversey, and Diversey in various financial and general management roles. He holds a bachelor’s degree from Indiana University and an MBA from Marquette University.
Gaetano Redaelli has served as Chief Strategic Development Officer and Interim President of the Greater China region since September 2020. Since joining the Company in 1988, Mr. Redealli has held a variety of roles in regional and global sales, marketing, corporate account management, strategic planning, and performance management, primarily in the food and beverage market. Prior to his current role, Mr. Redaelli served as the President of the European division and as Global President of the Professional division. Earlier in his career, Mr. Redaelli led global marketing, strategic planning and business operations as the Global Vice President of Food & Beverage from January 2015 to August 2017, and served as managing director for our businesses in Italy and UK & Ireland. Mr. Redaelli holds a Master degree in Marketing from Cranfield University and a doctorate in Food Science from Università degli Studi di Milano.
Michael Del Priore joined us as Chief Information Officer in October 2017, where he leads the Company’s global Information Technology (“IT”) function in executing the IT roadmap. Prior to joining the Company, Mr. Del Priore served as Chief Information Officer of Catalent Pharma Solutions from November 2012 to October 2017. Mr. Del Priore holds a Bachelor of Science degree in Business Administration with a concentration in Management Information Systems from the University at Albany SUNY, and a Master of Business Administration in Corporate Finance from Pace University.
Rudolf Verheul has served as the global President of our Food & Beverage division since October 2018, where he leads the Company’s food and beverage market sectors in North America, Europe, the Middle East, and Africa. Since joining the Company in 1986, Mr. Verheul has held a variety of professional and food & beverage roles in research, development, innovation, portfolio management and marketing. Previously, Mr. Verheul served as our global Vice President of Food & Beverage and Vice President of Food and

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Beverage, Europe. Mr. Verheul holds a Master’s degree in Physical and Colloid Chemistry from the University of Utrecht and in Chemical Technology from the University of Amsterdam.
Ken Hanau, Director. Mr. Hanau has served as a Managing Director of Bain Capital Private Equity since December 2015. Prior to that, Mr. Hanau served as the Managing Partner of 3i’s private equity business in North America. Mr. Hanau possesses over 25 years of experience investing in the industrial sector. Mr. Hanau holds a Master of Business Administration from Harvard Business School and a bachelor’s degree from Amherst College. Mr. Hanau is a valuable member of our board because of his extensive experience in the private equity industry analyzing, investing in and serving on the boards of directors of companies, as well as his perspective as a representative of our largest shareholder.
Eric Foss, Director. Eric Foss has served as Chairman of the board of directors of Aramark Corporation, a Fortune 200 company, since February 2015, and served as its President and Chief Executive Officer from May 2012 until his retirement in August 2019. Previously, Mr. Foss served as the Chief Executive Officer of Pepsi Beverages Company and the Chairman and Chief Executive Officer of Pepsi Bottling Group. Mr. Foss also currently serves on the board of directors of Cigna Corp. He holds a Bachelor of Science degree in Marketing from Ball State University. Mr. Foss is a valuable member of our Board because of his extensive experience in the food, beverage and service industries and his executive roles in such industries.
Michel Plantevin, Director. Mr. Plantevin has served as a Managing Director of Bain Capital Private Equity since April 2003. Previously, Mr. Plantevin served as a Managing Director of Goldman Sachs International in London, initially in the Investment Banking division, then in the Merchant Banking division (PIA). Prior to Goldman Sachs, he was a consultant with Bain & Company in London and later headed the Bain & Company Paris Office as a Managing Director. Mr. Plantevin holds a Master of Business Administration from Harvard Business School and a Master of Science degree in Engineering from the Ecole Supérieure d’ Electricité (Supélec) in France. Mr. Plantevin is a valuable member of our board because of his extensive experience in the private equity and investment banking industry analyzing, investing in and serving on the boards of directors of companies, as well as his perspective as a representative of our largest shareholder.
Family Relationships
There are no family relationships between any of our executive officers or directors.
Corporate Governance
Board Composition and Director Independence
The listing standards of                 require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. As described in the sub-section entitled “Board Committees”, we believe we meet these requirements.
We anticipate that, prior to our completion of this offering, the board of directors will determine that                 ,           and                 meet the                 requirements to be independent directors. In making this determination, our board of directors considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including beneficial ownership of our ordinary shares.
Controlled Company Status
After completion of this offering, Bain Capital will continue to control a majority of our outstanding ordinary shares. As a result, we will be a “controlled company”. Under                 rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain           corporate governance requirements, including the requirements that, within one year of the date of the listing of our ordinary shares:

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•
we have a board that is composed of a majority of “independent directors”, as defined under the rules of such exchange;

•
we have a compensation, nominating and governance committee that is composed entirely of independent directors; and

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our board of directors. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the                 corporate governance requirements.
Board Committees
Our board of directors has an Audit Committee and a Compensation Committee and Nominating and Governance Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.
Board Member	Audit Committee	Compensation, Nominating and Governance Committee

Audit Committee
Following this offering, our Audit Committee will remain composed of            ,            and       with                 serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and                 , which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our board of directors will determine that           meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of                 . We anticipate that, prior to our completion of this offering, our board of directors will determine that                 is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of                 . The Audit Committee’s responsibilities upon completion of this offering will include:
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appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

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pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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review our policies on risk assessment and risk management;

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reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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reviewing the adequacy of our internal control over financial reporting;

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establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

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reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•
reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation, Nominating and Governance Committee
Following this offering, our Compensation, Nominating and Governance Committee will remain composed of                 ,           and                 , with                 serving as chair of the committee. We believe that           ,           and                 are independent under                 independence standards. The Compensation, Nominating and Governance Committee’s responsibilities upon completion of this offering will include:
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annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

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evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

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reviewing and approving the compensation of our other executive officers;

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appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

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conducting the independence assessment outlined in                 rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

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annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of                 ;

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reviewing and establishing our overall management compensation, philosophy and policy;

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overseeing and administering our compensation and similar plans;

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reviewing and making recommendations to our board of directors with respect to director compensation;

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reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

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developing and recommending to our board of directors criteria for board and committee membership;

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developing and recommending to our board of directors best practices and corporate governance principles;

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developing and recommending to our board of directors a set of corporate governance guidelines; and

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reviewing and recommending to our board of directors the functions, duties and compositions of the committees of our board of directors.

Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation, Nominating and Governance Committee.

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Code of Conduct
We have adopted a code of conduct for all employees, directors and officers, including our chief executive officer, chief financial officer and chief accounting officer. Upon the completion of this offering, our code of conduct and ethics will be available on our website at www.diversey.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein

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EXECUTIVE COMPENSATION
Introduction
Throughout this section, we describe the material elements of compensation awarded to, earned by or paid to each of our named executive officers (or “NEOs”). We also describe the Company’s philosophy behind, and objectives for, executive compensation, as well as the manner in which the Company awards, and our NEOs earn, such compensation. This section is intended to supplement the data presented in the Summary Compensation Table and other compensation tables that follow. Except as otherwise indicated, the information in this section relates to the compensation of our NEOs, and the philosophies and objectives underlying our executive compensation policies, in respect of our fiscal year ended December 31, 2019 (“Fiscal 2019”).
The issuer is a holding company formed in connection with this offering, and prior to its formation, our business has been managed under the direction of the Board of Directors (the “Topco Board”) of the issuer's subsidiary, Constellation (BC) S.à r.l (“Topco”), and the executive officers of our operating subsidiaries, primarily, Diversey Limited, Diversey Europe Operations B.V. and Diversey, Inc. In contemplation of the completion of this offering, all of our executive officers identified as such in the section entitled “Management” were appointed to serve in the same capacities with the issuer as those in which they had served with our operating subsidiaries. However, none of such executive officers will become employees of the issuer. All of such executive officers will remain employees of the relevant operating subsidiaries in light of all such executive officers being residents of the relevant jurisdictions in which such operating subsidiaries are located.
The following table lists our NEOs for Fiscal 2019. Our group of NEOs consists of each of the individuals who served as our Chief Executive Officer or Chief Financial Officer at any time during Fiscal 2019 and our three other most highly compensated executive officers who were serving as executive officers as of the last day of Fiscal 2019, December 31, 2019.
Name	Principal Position
Mark S. Burgess(1)	Chief Executive Officer
Todd Herndon(2)	Chief Financial Officer
Philip Wieland(3)	Interim Chief Financial Officer
Michael Del Priore	Chief Information Officer
Somer Gundogdu(4)	President, MEA and Corporate Accounts
Mark Copeland(5)	Chief Innovation and Marketing Officer
Carlos Sagasta(6)	Former Chief Financial Officer

(1)
Mr. Burgess served as our Chief Executive Officer for all of Fiscal 2019. Following the end of Fiscal 2019, on January 9, 2020, Mr. Burgess resigned from his employment with the Company and ceased to serve as our Chief Executive Officer. Mr. Burgess continues to serve on the Topco Board.

(2)
On November 18, 2019, Mr. Herndon commenced his employment with us as our Chief Financial Officer, the position in which he continues to serve as of the date of submission hereof.

(3)
Mr. Wieland served as our Interim Chief Financial Officer during Fiscal 2019, from July 8, 2019 to November 18, 2019. On January 9, 2020, Mr. Wieland became our interim Chief Executive Officer, the position in which he served until his appointment as our Chief Executive Officer on July 14, 2020.

(4)
Mr. Gundogdu served as President, MEA and Corporate Accounts for all of Fiscal 2019. Following the end of Fiscal 2019, on September 7, 2020, Mr. Gundogdu transitioned to the role of President, Emerging Markets.

(5)
Mr. Copeland served as our Chief Innovation and Marketing Officer for all of Fiscal 2019. Following the end of Fiscal 2019, on August 28, 2020, Mr. Copeland separated from employment with the Company, at which time he ceased to serve as our Chief Innovation and Marketing Officer.

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(6)
Mr. Sagasta served as our Chief Financial Officer in Fiscal 2019, from January 1, 2019 to July 8, 2019, at which time he separated from employment with the Company and ceased to serve as our Chief Financial Officer.

Our Compensation Philosophy and Objectives
Our philosophy is to align our executive compensation with the interests of our shareholders by ensuring our compensation decisions align with financial objectives that have a significant impact on long-term shareholder value. An important goal of our executive compensation program is to help ensure that we hire, engage and retain talented and experienced executives who are motivated to achieve or exceed our short-term and long-term corporate goals and feel true ownership for our success year over year. Our executive compensation program is designed to reinforce a strong pay-for-performance orientation and to serve the following purposes:
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to reward our NEOs for sustained financial and operating performance and strong leadership;

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to align our NEOs’ interests with the interests of our shareholders; and

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to encourage our successful NEOs to remain with us for the long term.

Prior to the offering, the key component of our executive compensation program was in the form of incentive equity that promoted indirect ownership in the business, aligned the interests of management with those of our primary shareholder, Bain Capital, and ensured a focus on long-term success. Each of our NEOs holds equity interests granted under our MEP (as defined and described below).
We seek to ensure that each NEO’s base salary and target annual incentive rates are competitive with market, while maintaining an emphasis on variable pay, in order to appropriately retain and reward our NEOs for their commitment to us and for their achievements on our behalf. We believe that both the design of our executive compensation program and our compensation practices support our compensation philosophy. In preparation for the consummation of this offering, we have engaged an independent compensation consultant, Mercer, to work with us to evaluate our compensation philosophy and determine whether any adjustments are appropriate in order to take into account our status as a publicly traded company, and thereafter, our Compensation Committee will make such changes as it deems appropriate.
How Elements of Our Executive Compensation Program are Related to Each Other
The various components of our executive compensation program are related but distinct and are designed to emphasize “pay for performance,” with a significant portion of total compensation reflecting a risk aspect tied to achieving our long-term and short-term financial and strategic goals. Our compensation philosophy is designed to foster entrepreneurship at all levels of the organization and is focused on employee value and retention by making long-term, equity-based incentive opportunities a substantial component of our executive compensation. The appropriate level for each compensation component is based in part, but not exclusively, on internal equity and consistency, experience and responsibilities, as well as other relevant considerations, such as rewarding extraordinary performance and leadership qualities. Historically, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation; rather, we have focused on structuring overall compensation packages that serve the goals described above.
Fiscal 2019 Compensation Program
Process for Determining Compensation and Compensation Strategy
Historically, our sponsor, Bain Capital, together with select members of the Topco Board, and in consultation with our Chief Executive Officer and our Chief Human Resources Officer (but not, for the avoidance of doubt, with respect to their own compensation packages, for which Bain Capital and such select Topco Board members had sole responsibility), determined the compensation packages for our NEOs, including their base salaries, target annual incentive rates, actual annual incentive payouts and long-term equity-based incentives, based on the individual’s role within the Company, duties and responsibilities and

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experience and performance and delivery of results. We have not, however, specifically benchmarked the compensation of our NEOs to the compensation of executives in similar positions at companies within a defined peer group — rather, we have considered general market compensation data as part of our compensation setting process. During Fiscal 2019, we did not engage a compensation consultant in connection with the determination of, or recommendations for the compensation to be provided to, our NEOs.
As noted above, in making determinations with respect to the compensation of our executive officers, Bain Capital and the participating members of the Topco Board consider input from our Chief Executive Officer and our Chief Human Resources Officer, who provide insight on specific decisions and recommendations related to the compensation of executive officers other than themselves. We believe that the input of the Chief Executive Officer and Chief Human Resources Officer with respect to the assessment of individual performance and retention is a key component of the process.
Process for Determining Compensation and Compensation Strategy After Completion of the Offering
In connection with this offering, we are establishing a Compensation Committee that will be responsible for making all determinations with respect to our executive compensation programs and the compensation of our NEOs. Neither our Chief Executive Officer nor our Chief Human Resources Officer will be a member of the Compensation Committee or otherwise directly responsible for the Compensation Committee’s decisions, but each will continue to be involved with compensation decisions after the completion of this offering by providing insight and recommendations to the Compensation Committee regarding compensation for the other NEOs.
The Compensation Committee will have the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and we expect that the Compensation Committee will work with our newly retained independent compensation consultant, Mercer, to evaluate the compensation of our Chief Executive Officer, our other senior executives, including our NEOs, and our non-management directors, as well as to develop and implement our compensation philosophy and programs as a public company.
Elements of Executive Compensation for Fiscal 2019
We used three primary elements of compensation for our NEOs in Fiscal 2019: base salary, annual cash incentive awards and long-term equity compensation. Annual cash incentive awards and long-term equity compensation represent the performance-based elements of our compensation program. The performance goals tied to our annual cash incentive awards are flexible in application and may be tailored to meet our specific objectives. The amount of a specific NEO’s annual cash incentive award for a performance period is intended to reflect that NEO’s relative contribution to the Company in achieving or exceeding our annual goals, and the amount of an NEO’s long-term incentive compensation is intended to reflect the NEO’s expected contribution to the Company in achieving our long-term goals of driving an increase in our overall equity value for our stockholders.
Base Salary
We pay each of our NEOs a base salary based on the experience, skills, knowledge and responsibilities required of such individual. We believe base salaries are an important element in our overall compensation program, as base salaries provide a fixed element of compensation that reflects each NEO’s job responsibilities and value to us. Base salaries for our NEOs are determined by Bain Capital and select members of the Topco Board, as described above.

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The following table sets forth each NEO’s annual base salary rate for Fiscal 2019:
Name	Annual Base Salary Rate ($)
Mark S. Burgess
Todd Herndon
Philip Wieland(1)
Michael Del Priore
Somer Gundogdu
Mark Copeland
Carlos Sagasta

(1)
Mr. Wieland received base compensation from Bain Capital for his service as our Interim Chief Financial Officer, as follows:           .

Annual Cash Incentive Awards
We designed the annual incentive program for Fiscal 2019 (the “2019 AIP”) in a manner intended to incentivize our senior executives, including our NEOs, and our other eligible employees to achieve our top business, financial and other goals. We reevaluate the terms of our annual incentive program each year to ensure that we are always incentivizing our current objectives, which may change from year to year to reflect our primary areas of accountability and drive the right focus. Through our 2019 AIP, we sought to provide a form of short-term cash compensation that is at risk and subject in all respects to achievement of the designated performance goals.
Each participating NEO’s 2019 AIP target opportunity was expressed as a percentage of the NEO’s base salary and is set forth in the table below. Mr. Wieland was not eligible for an award under the 2019 AIP and, as such, is not listed; however, Mr. Wieland is participating in our annual incentive program for our fiscal year ending December 31, 2020. Based on performance achievement, the participating NEOs could earn between 0% and 200% of their respective 2019 AIP target opportunities.
Name	2019 AIP Target (% of Base Salary)
Mark S. Burgess
Todd Herndon
Michael Del Priore
Somer Gundogdu
Mark Copeland
Carlos Sagasta
The performance metrics and weightings that applied to our NEOs (other than Mr. Gundogdu) under the 2019 AIP are set forth in the table below and represent the performance metrics and weightings that apply under the global version of the 2019 AIP. The “Global Cash Flow” metric tracks the total revenue generated by our business and emphasizes the need for continuous improvement in cash management. The “Global Contribution Margin” metric tracks the selling price of our products (less the cost of goods sold), as well as the expenses related to developing, selling and distributing our products, and ensures a focus on developing truly profitable selling opportunities.
(in millions, except percentages)		Goal Achievement Relative to Target			Funding Leverage (i.e., % Payout of Target)
Metric	Weighting	Threshold	Target	Maximum	Threshold	Target	Maximum
Global Cash Flow	30%	$(100.0)	$(80.0)	$(20.0)	0%	100%	200%
Global Contribution Margin	70%	93%	100%	110%	0%	100%	200%
		$518.5	$557.5	$613.3

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Mr. Gundogdu participated in a regional version of the 2019 AIP (with his region being MEA), which also includes a “Regional Operating Income” metric that tracks a region’s gross profit (sales revenue less cost of goods sold), less local and regional operating expenses, and ensures that each region focuses on its unique contribution to our overall profitability. The performance metrics and weightings under the regional 2019 AIP were as follows: Global Cash Flow — 30%, Global Contribution Margin — 35% and Regional Operating Income — 35%.
For Fiscal 2019, based on the foregoing, we paid annual cash incentive awards to each of our NEOs actively participating in the 2019 AIP as of the end of Fiscal 2019, as follows:
Name	2019 AIP Payout ($)
Mark S. Burgess	(1)
Michael Del Priore	(2)
Somer Gundogdu	(3)
Mark Copeland	(2)
Carlos Sagasta	—(4)

(1)
Pursuant to his employment agreement (which is described in greater detail below), for Fiscal 2019, Mr. Burgess was entitled to a payout equal to the greater of (i) 100% of his 2019 AIP target opportunity and (ii) the amount of the 2019 AIP payout to which he would be entitled based on actual performance for Fiscal 2019. In accordance with his employment agreement, we paid Mr. Burgess 100% of his 2019 AIP target opportunity.

(2)
Messrs. Del Priore and Copeland received payouts in accordance with the performance achieved under the global 2019 AIP.

(3)
Mr. Gundogdu received a payout in accordance with the performance achieved under the regional 2019 AIP for MEA.

(4)
Mr. Sagasta did not receive a 2019 AIP payout in light of his separation prior to the end of Fiscal 2019.

Long-Term Equity Compensation
Under our equity-based management incentive plan (our “MEP”), certain employees, directors and officers of the group (collectively, “MEP Participants”) received indirect interests (“MEP Shares”) in Topco, in the form of shares of Constellation (BC) Poolco S.C.A. (“Poolco”), an entity incorporated for the purpose of pooling the MEP Participants’ interests in Topco. The MEP is governed by the terms of a securityholders’ agreement entered into by and among Topco, Poolco, Constellation (BC) 2 S.à r.l and the MEP Participants. The MEP Shares allow the MEP Participants to share in distributions made by Topco, subject to meeting certain financial hurdles tied to Bain Capital’s initial investment in Topco and to time vesting (generally a four- or five-year period following the grant date). The specific entitlements allocated to each MEP Participant were determined in light of such MEP Participant’s position and level of responsibilities within the group and our owners’ overall management equity compensation philosophy.
Retirement Benefits
We believe that providing retirement and welfare benefits as part of the total compensation package is necessary to ensure that we attract and retain a committed workforce.
For our U.S. employees, including certain of our NEOs, we maintain a 401(k) Plan, which is a tax-qualified retirement savings plan. The Company makes matching contributions of 100% on the first 6% of an employee’s eligible pay contributions (up to the annual compensation limits); matching contributions are 100% vested once made. At the end of each calendar year, the Company also may make a discretionary profit-sharing contribution for such calendar year, which typically is subject to vesting based on the employee’s length of continuous employment.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
For employees outside of the U.S., we provide retirement benefits that are customary for, or required to be provided within, the relevant jurisdiction. Accordingly, certain of our foreign subsidiaries contribute to defined benefit pension plans, and our NEOs based outside of the U.S. participate therein.
We do not maintain any non-qualified deferred compensation plans.
Other Compensation
In addition to base salary, performance-based compensation and retirement benefits, we provide our U.S. employees with the following benefits, and our NEOs based in the U.S. are eligible for such benefits on the same basis as applies to our other eligible employees:
•
medical, dental and vision insurance;

•
health savings and flexible spending accounts;

•
paid time off, including vacation, personal holidays and sick days;

•
life insurance and supplemental life insurance; and

•
short-term and long-term disability insurance.

For employees outside of the U.S., we provide benefits that are customary for the relevant jurisdiction, and our NEOs, to the extent based abroad, are eligible for such benefits on the same basis as applies to our other eligible employees.
We offer limited perquisites and tax equalization benefits that are for business-related purposes or offered in connection with our NEOs serving on an international assignment. We also have provided relocation-related assistance to our NEOs as part of their onboarding with us.
Employment Agreements and Separation Agreements
During Fiscal 2019, we were party to employment agreements with each of Messrs. Burgess and Herndon, the key terms of which are described below. As noted above, Mr. Burgess is no longer employed by the Company, and he entered into a separation agreement in connection with his separation from employment with the Company. This separation agreement is described in the “Departing Officers” section below and supersedes his employment agreement (except with respect to his post-separation cooperation and restrictive covenant obligations, which survived his separation and remain in effect).
Each NEO’s employment agreement provides for an initial five-year employment term (which commenced on December 17, 2018 for Mr. Burgess and on November 18, 2019 for Mr. Herndon), with automatic one-year extensions thereafter, unless either party provides notice of non-renewal at least 60 days prior to expiration of the term, and generally describes the NEO’s health, welfare and other employee benefits. Each NEO’s employment agreement also referenced his MEP award (each of which is described and discussed below) and, in the case of Mr. Burgess, provided for anti-dilution protection and a “make-whole bonus” with regard to such MEP award, neither of which will be provided in light of his separation from us, among other factors.
Finally, each employment agreement provides for certain commuting and relocation benefits. Mr. Burgess’s employment agreement sets forth his entitlement to a monthly stipend in the amount of $10,300, to be paid each month during the period between his commencement of employment (i.e., December 17, 2018) and September, 1, 2019, after which date he was no longer entitled to such monthly stipend and was required to relocate his primary residence to the Charlotte, North Carolina metropolitan area. Additionally, until September 1, 2019, Mr. Burgess was entitled to Company reimbursement or payment for, on an after tax basis, his reasonable travel expenses incurred in traveling to and from his residence (limited to one round trip per week), provided that such expenses were incurred in accordance with, and reimbursable under, the Company’s travel policy then in effect. Mr. Burgess did not relocate his primary residence to Charlotte, North Carolina, and accordingly, we did not provide him with any relocation benefits in connection therewith. Mr. Herndon’s employment agreement provides that he may maintain his primary residence in the Milwaukee, Wisconsin area and is not required to relocate to the Charlotte, North Carolina metropolitan area, but if he chooses to relocate notwithstanding, he will be entitled to participate in the

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Company’s relocation program. Until May 18, 2020, Mr. Herndon was entitled to Company reimbursement for, on a fully tax grossed-up basis, his reasonable travel expenses incurred in traveling to and from his residence (limited to one round trip per week), provided that such expenses were incurred in accordance with, and reimbursable under, the Company’s travel policy then in effect.
The following is a summary of the other material terms of each employment agreement:
Executive	Base Salary	Annual Incentive(1)	Severance(2)	Restrictive Covenants(3)
Mark Burgess Chief Executive Officer	$900,000	Target: 125%(4) Maximum: 200% of Target
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An amount equal to (i) two times (ii) the sum of his (A) base salary and (B) target annual incentive opportunity, payable in ratable installments over the 24-month post-termination period

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A pro-rata annual bonus for the fiscal year of termination, determined based on actual performance results, but with any non-objective performance criteria deemed achieved at target

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18 months of Company-subsidized COBRA coverage (terminable earlier if he obtains other employment that offers group health benefits)

				Yes
Todd Herndon(5) Chief Financial Officer	$600,000	Target: 80% Maximum: 200% of Target
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An amount equal to the sum of his (i) base salary and (ii) target annual incentive opportunity, payable in ratable installments over the 12-month post-termination period

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12 months of Company-subsidized COBRA coverage (terminable earlier if he obtains other employment that offers group health benefits)

				Yes

Each employment agreement includes a “best-net” cutback provision that provides that, in the event any payments and/or benefits provided under the employment agreement or any other arrangement with us or our affiliates constitutes “parachute payments” within the meaning of Code Section 280G, then such payments and/or benefits will either be (i) provided to the NEO in full or (ii) reduced to the extent necessary to avoid the excise tax imposed by Code Section 4999, whichever results in the NEO receiving a greater amount on an after-tax basis.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
(1)
Annual incentive target opportunity is expressed as a percentage of the NEO’s base salary.

(2)
Severance is due upon an NEO’s termination by the Company without “cause” (including due to the Company’s non-renewal of the employment term) or by the NEO for “good reason” (each as defined in his employment agreement and summarized below). Mr. Herndon is also entitled to such severance if he resigns due to a “transition-related resignation” (as defined and described in note (5) to this table below) before November 18, 2020.

Each NEO’s severance entitlement is subject to his execution and non-revocation of a release of claims and continued compliance with his restrictive covenants (as described in note (3) to this table below). In addition to the amounts set forth above, each NEO would also be entitled to his accrued benefits and reimbursement of any unreimbursed business expenses.
“Cause” generally means any of following with respect to the NEO, subject to a five (or 15, in the case of Mr. Burgess) business day cure opportunity in the case of clauses (iv) through (vii): (i) gross negligence or willful misconduct in the performance of his duties; (ii) indictment for, conviction of or plea of guilty or no contest to (A) any felony or (B) any crime involving moral turpitude; (iii) commission of any willful act or omission involving theft or fraud with respect to us or our customers, suppliers or vendors; (iv) reporting to work intoxicated or under the influence or illegal drugs, or other willful conduct causing us public disgrace; (v) repeated failure to perform duties after written notice from our board; (vi) willful breach of fiduciary duty; or (vii) material breach of the employment agreement.
“Good reason” generally means any of the following occurring without the NEO’s written consent: (i) reduction in base salary; (ii) reduction in target annual incentive opportunity; (iii) a material and adverse change in title, authority, duties, reporting or responsibilities; (iv) involuntary relocation of more than 50 miles; (v) material breach of a material provision of the employment agreement; or (vi) the failure of a successor to assume in writing (or by operation of law) the employment agreement upon consummation of a merger, sale or similar transaction. In order to resign for “good reason,” the NEO must provide written notice to the Company of the circumstances within 30 days (90 days in the case of Mr. Burgess) of their first occurrence, at which time the Company will have 30 days to cure the circumstances. If the Company fails to cure within such 30-day period, the NEO must resign within 30 days after the end of the cure period or waive his right to resign for “good reason” on the basis of such circumstances.
(3)
Each NEO’s employment agreement provides for the following restrictive covenants: (i) perpetual confidentiality, (ii) assignment of inventions and (iii) non-competition and non-solicitation during employment and for 24 months (in the case of Mr. Burgess) or 12 months (in the case of Mr. Herndon) following termination of employment.

(4)
As noted above, for Fiscal 2019, Mr. Burgess was entitled to a payout equal to the greater of (i) 100% of his 2019 AIP target opportunity and (ii) the amount of the 2019 AIP payout to which he would be entitled based on actual performance for Fiscal 2019.

(5)
Pursuant to his employment agreement, Mr. Herndon invested a total of $1,500,000 to purchase securities of Topco. Mr. Herndon’s employment agreement provides that, if a new Chief Executive Officer is appointed to replace Mr. Burgess, and Mr. Herndon resigns following such appointment, but in all events prior to November 18, 2020, on the basis of such replacement Chief Executive Officer not being acceptable to him (a “transition-related resignation”), the Company (or one of its affiliates) is required to repurchase his co-investment securities at a purchase price equal to the purchase price that Mr. Herndon paid to acquire the same. Mr. Herndon must provide notice of his election to trigger such put right within 30 days after his resignation. Mr. Burgess’ successor, Mr. Wieland, was appointed on July 14, 2020, and we do not expect that Mr. Herndon will resign on the basis of such appointment. For the avoidance of doubt, neither Mr. Herndon’s resignation due to the appointment of any subsequent Chief Executive Officer, nor Mr. Herndon’s resignation without “good reason” on or after November 18, 2020, will entitle Mr. Herndon to the foregoing put right nor to any of the severance benefits described above.

We were party to an offer letter with our former Chief Financial Officer, Carlos Sagasta. In connection with his separation from employment with the Company, Mr. Sagasta entered into a Severance and General Release of Claims Agreement, which is described in the “Departing Officers” section below.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Departing Officers
The following is a summary of the material terms of the separation agreements entered into with each of Messrs. Burgess and Sagasta.
Mark Burgess
Pursuant to his separation agreement, Mr. Burgess ceased to serve as our Chief Executive Officer on January 9, 2020. If he had continued employment beyond January 9, 2020 in order to aid us with our transition between Chief Executive Officers, he would have been paid at the rate of $225,000 per month (pro-rated for any partial months of service) until his last day of employment. Mr. Burgess was not entitled to any severance (including, without limitation, any Company-subsidized COBRA coverage) upon his resignation, but his separation agreement entitled him to two special bonus payments in consideration of his performance of the transition services and continued compliance with his restrictive covenant obligations, as follows: (i) $60,000, to be paid promptly following his execution of the separation agreement, and (ii) $285,000, to be paid promptly following his execution and non-revocation of a general release of claims. The separation agreement further provides that, in consideration for his continued service on the Topco Board following his separation, the Company will pay him $12,500 per quarter (pro-rated for any partial quarters of service), and he will receive equity compensation for his service, in the form of an award of MEP Shares (which award is in addition to his initial MEP award received in connection with his employment as our Chief Executive Officer). Also pursuant to the separation agreement, in light of his continued relationship with us, Mr. Burgess agreed to invest $350,000 in securities of Topco. The separation agreement fully replaced and superseded Mr. Burgess’ employment agreement, with the exception that all of the post-separation cooperation and restrictive covenant obligations survived in accordance with their terms.
Carlos Sagasta
Pursuant to his separation agreement, Mr. Sagasta ceased to serve as our Chief Financial Officer on July 8, 2019. In accordance with his offer letter, Mr. Sagasta received a cash severance payment, which was payable in substantially equal semi-monthly installments over the 12-month post-separation period and has since been paid in full. Mr. Sagasta’s entitlement to the foregoing severance was subject to his timely execution and non-revocation of the release of claims contained in the separation agreement and his compliance with his restrictive covenant obligations.
Accounting Considerations
We consider the accounting impact reflected in our financial statements when establishing the amounts and forms of executive compensation. The forms of compensation that we select are intended to be cost-efficient.
Tax Considerations; Deductibility of Compensation; No Gross-Ups
Code Section 162(m)
We focus on long-term stockholder value when determining all elements of compensation. As a result, tax deductibility is not our only consideration in awarding compensation. Code Section 162(m) (or Section 162(m)) generally limits the tax deductibility of compensation paid by public companies to covered employees, such that a public company generally can take a tax deduction for up to $1 million worth of compensation paid to any given covered employee in any calendar year. Although our Compensation Committee will be mindful of the benefits of tax deductibility when determining executive compensation, our Compensation Committee may approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for our executive officers and will retain flexibility to design compensation programs that are in the long-term interests of the Company and our stockholders, with deductibility of compensation being one of a variety of considerations taken into account.
Code Section 280G
With respect to certain payments made or benefits provided to executives in connection with a change in control of a corporation that constitute “parachute payments” (as defined in Code Section 280G), Code

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Section 280G disallows a tax deduction for the payor with respect to, and Code Section 4999 imposes a 20% excise tax on the individual receiving, any such “parachute payments” that constitute “excess parachute payments” (as defined in Code Section 280G). Generally, such payments and benefits are in the nature of compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments and accelerated vesting and payouts in respect of awards under long-term incentive plans, including equity-based compensation. None of our NEOs is entitled to any gross-up with respect to any excise taxes that may be imposed under Code Section 4999, and, as noted above, the employment agreements for Messrs. Burgess and Herndon provided for a “best-net” cutback.
Compensation Risk Assessment
Once a publicly traded company, we will be subject to SEC rules regarding risk assessment. Those rules require a publicly traded company to determine whether any of its existing incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on the Company. We do not believe that any of our incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on the Company.
Compensation Tables
Summary Compensation Table
The table below sets forth the annual compensation awarded to or earned by our NEOs for Fiscal 2019:
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mark S. Burgess	2019					—
Chief Executive Officer
Todd Herndon	2019					—
Chief Financial Officer
Philip Wieland	2019					—
Interim Chief Financial Officer
Michael Del Priore	2019					—
Chief Information Officer
Somer Gundogdu	2019
President, MEA and Corporate Accounts
Mark Copeland	2019					—
Chief Innovation and Marketing Officer
Carlos Sagasta	2019					—
Former Chief Financial Officer

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Grant of Plan-Based Awards
The following table summarizes the 2019 AIP awards, as well as the MEP Shares, granted to our NEOs during Fiscal 2019. All numbers have been rounded to the nearest whole dollar or unit.
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Equity Awards: Number of Shares of Stock or Units (#)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mark S. Burgess
Todd Herndon
Philip Wieland
Michael Del Priore
Somer Gundogdu
Mark Copeland
Carlos Sagasta
Outstanding Equity Awards at Fiscal Year End
The following table provides information on the current equity award holdings by our NEOs. None of our NEOs holds stock options. This table sets forth the MEP Shares granted by Poolco to our NEOs. The vesting dates for each MEP Share award are shown in the accompanying footnotes. Mr. Wieland did not hold any MEP Shares during Fiscal 2019.
Equity Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mark S. Burgess
Todd Herndon
Michael Del Priore
Somer Gundogdu
Mark Copeland
Carlos Sagasta

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Equity Awards Vested
The following table provides information, on an aggregate basis, about equity awards that vested during Fiscal 2019 for each of our NEOs. None of Mr. Herndon’s MEP Shares vested during Fiscal 2019, and Mr. Wieland did not hold any MEP Shares during Fiscal 2019.
Equity Awards
Name	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)
Mark S. Burgess
Michael Del Priore
Somer Gundogdu
Mark Copeland
Carlos Sagasta
Pension Benefits
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Somer Gundogdu
Potential Payments Upon Termination or a Change in Control
The employment agreements with each of Messrs. Burgess and Herndon provide for severance in the event of a termination without “cause” or for “good reason”. Mr. Herndon also has “transition-related resignation” rights before November 18, 2020.
We do not provide for special change in control benefits to our NEOs. Our only change in control arrangement, which applies to all other holders of MEP Shares, is accelerated vesting of the time-vesting MEP Shares. During Fiscal 2019, Mr. Wieland was not employed by us and was not party to an agreement that provided for potential payments upon a termination or a change in control.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The following table sets forth the expected benefits to be received by each NEO in each of the noted termination scenarios. This table assumes a termination date of December 31, 2019, except where otherwise noted.
Name	Cash ($)	Equity ($)
Mark S. Burgess
Involuntary termination (i.e., termination without “cause” or for “good reason”)
Change in control
Involuntary termination after change in control
Actual Termination on January 9, 2020
Todd Herndon
Involuntary termination
Change in control
Involuntary termination after change in control
Somer Gundogdu
Involuntary termination
Change in control
Involuntary termination after change in control
Mark Copeland
Involuntary termination
Change in control
Involuntary termination after change in control
Carlos Sagasta
Actual termination on July 8, 2019
Director Compensation
With respect to Fiscal 2019, none of our non-employee directors received any compensation for services as a director on our board of directors, which was only formed during our fiscal year ending December 31, 2020, or was party to any contract with us.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL SHAREHOLDERS
The following table sets forth information about the beneficial ownership of our ordinary shares as of                 , 2020 and as adjusted to reflect the sale of the ordinary shares in this offering, for
•
each person or group known to us who beneficially owns more than 5% of our ordinary shares immediately prior to this offering;

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each of our directors and executive officers; and

•
all of our directors and executive officers as a group.

Each shareholder’s percentage ownership before the offering is based on ordinary shares outstanding as of                 , 2020. Each shareholder’s percentage ownership after the offering is based on ordinary shares outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to                 additional ordinary shares.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Ordinary shares subject to options or restricted stock units that are currently exercisable or exercisable within 60 days of                 , 2020 are deemed to be outstanding and beneficially owned by the person holding the options or restricted stock units. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.
Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 1300 Altura Road, Suite 125, Fort Mill, South Carolina, 29708. Beneficial ownership representing less than 1% is denoted with an asterisk (*).
	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
				Percentage	Percentage
5% Shareholders:					%
Bain Capital(1)
Directors and Named Executive Officers:
Philip Wieland
Todd Herndon
Gaetano Redaeli
Michael Del Priore
Rudolf Verheul
Ken Hanau
Eric Foss
Michel Plantevin
Directors and executive officers as a group (9 individuals)

(1)
Represents          ordinary shares held by          (the “Bain Capital Entity”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of the Bain Capital Entity. As a result, BCI may be deemed to share voting and dispositive power with respect to the shares held by the Bain Capital Entity. The Bain Capital Entity has an address c/o Bain Capital Private Equity, L.P., 200 Clarendon Street, Boston, Massachusetts 02116.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies for Approval of Related Party Transactions
Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:
•
the related person’s relationship to us and interest in the transaction;

•
the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

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the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

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the benefits to us of the proposed transaction;

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if applicable, the availability of other sources of comparable products or services; and

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an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement with Bain Capital (the “Registration Rights Agreement”). Bain Capital will be entitled to request that we register Bain Capital’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations”. Bain Capital will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Bain Capital’s expenses in connection with Bain Capital’s exercise of these rights. The registration rights described in this paragraph will apply to (i) ordinary shares held by Bain Capital and its affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the ordinary shares described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, or registrable securities. These registration rights are also for the benefit of any subsequent holder of registrable securities; provided that any particular securities will cease to be registrable securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of registrable securities, any registrable securities held by a person other than Bain Capital and its affiliates will cease to be registrable securities if they can be sold without limitation under Rule 144 of the Securities Act.
Management Agreement
Certain affiliates of the Company are party to a Management Agreement with Bain Capital (the “Manager”), pursuant to which the Manager provides us with general business consulting services; financial, managerial and operational advice; advisory and consulting services with respect to selection of advisors; advice in different fields; and financial and strategic planning and analysis.
Pursuant to the Management Agreement, the Manager is entitled to receive an aggregate annual fee equal to $7.5 million, plus reimbursement for out of pocket expenses incurred by the Manager or its affiliates in connection with the provision of services pursuant to the Management Agreement. The fee is payable on a quarterly basis in advance. The fee is further subject to adjustment in connection with further acquisitions.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The Management Agreement provides that the Manager is entitled to receive fees in connection with certain subsequent financing, acquisition, disposition and change of control transactions of 1% of the gross transaction value of any such transaction. In addition, the Management Agreement provides that, upon our initial public offering, the Manager will be entitled to receive a one-time payment equal to five times the applicable annual management fee. The Management Agreement also provides customary exculpation and indemnification provisions in favor of the Manager and its affiliates in connection with the services they provide to us.
The Management Agreement will terminate upon the closing of this offering.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CERTAIN INDEBTEDNESS
The following descriptions of our indebtedness are qualified in their entirety by reference to their respective governing documents which are filed as exhibits to the registration statement of which this prospectus is a part.
Senior Secured Credit Facilities
On September 6, 2017, Diamond (BC) B.V., as borrower (“Borrower”), and BCPE Diamond Netherlands TopCo B.V., (“Holdings”), entered into that certain Credit Agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent, collateral agent, letter of credit issuer and a lender, and the lending institutions from time to time party thereto (as amended, the “Credit Agreement”), providing for (i) a term loan facility (the “Term Loan Facility”) consisting of both a $900.0 million U.S. dollar-denominated tranche and a €970.0 million euro-denominated tranche (or $1,143.2 million using an exchange rate of €1.00=$1.18, based on a foreign currency forward contract to which we are a party that fixes the euro-to-dollar exchange rate at 1.18) of term loans (“Original Term Loans”) and (ii) a $250.0 million revolving credit facility (the “Revolving Credit Facility”, together with the Term Loan Facility, the “Senior Secured Credit Facilities”). On June 23, 2020, Borrower entered into that certain Joinder Agreement and Amendment No. 1 with Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender (the “First Amendment”), providing for a new $150.0 million tranche of term loans under the Term Loan Facility, which is treated as a separate class of term loans (“New Term Loans”). The net proceeds from the Senior Secured Credit Facilities were used to finance a portion of the 2017 Acquisition.
The Term Loan Facility matures on September 6, 2024 and amortizes in equal quarterly installments in an aggregate annual amount equal to 1.0% of its original principal amount, subject to reduction in connection with debt repayments and debt buybacks.
The Revolving Credit Facility has a maturity date of September 6, 2022 and provides for borrowings in U.S. dollars, Canadian dollars, Euros, British Pounds Sterling, Japanese Yen and Australian dollars, and other currencies to be mutually agreed.
As of December 31, 2019, we had $1,944.5 million of indebtedness outstanding under the Senior Secured Credit Facilities and $129.3 million of availability under the Revolving Credit Facility.
Guarantors and Security
The obligations under the Senior Secured Credit Facilities and, at our option, certain of our obligations under hedging arrangements and cash management arrangements, are guaranteed on a joint and several basis by Holdings and certain of our material wholly-owned restricted subsidiaries organized in the United States and certain other material jurisdictions, in each case to the extent permitted by applicable laws or regulations, and subject to certain other exceptions.
The obligations under Senior Secured Credit Facilities are secured by lien on substantially all of the assets of the Borrower and each of the subsidiary guarantors and a perfected pledge by Holdings of all of the Borrower’s capital stock.
Interest Rate and Fees
The Original Term Loans under the Term Loan Facility bear interest, at our option, at (1) the Adjusted LIBOR rate (as defined below) plus 3.00%, or EURIBOR, if applicable, plus 3.25% or (2) ABR (as defined below) plus 2.00%, in each case subject to a 25 basis point reduction upon achievement of a total net leverage ratio less than or equal to 4.75 to 1.00. The New Term Loans bear interest, at our option at (1) LIBOR, if applicable, plus 5.00% or (2) ABR plus 4.00%.
Borrowings under the Revolving Credit Facility bear interest, at our option, at (1) the Adjusted LIBOR rate plus 2.50% or (2) ABR plus 1.50%, in each case subject to a 12.5 basis point reduction upon achievement of a consolidated first lien net leverage ratio greater than 3.75 to 1.00 but less than or equal to 4.25 to 1.00 and a 25 basis point reduction upon achievement of a consolidated first lien net leverage ratio less than or equal to 3.75 to 1.00.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
•
“ABR” means the higher of (i) the U.S. prime rate published in the Wall Street Journal from time to time, (ii) the federal funds effective rate, plus 1/2 of 1% and (iii) Adjusted LIBOR plus 1.00%;

•
“Adjusted LIBOR” means the greater of (i) the London interbank offered rate, adjusted for statutory reserve requirements and (ii) 0.00%; and

•
“EURIBOR” means the higher of (i) the rate per annum equal to the Banking Federation of the European Union EURIBO rate and (ii) 0.0%.

In addition, we are required to pay certain recurring fees with respect to the Senior Secured Credit Facilities, including fees on the aggregate principal amount of revolving commitments under the Revolving Credit Facility in effect on such day regardless of usage in the amount of 0.50% per annum (subject to stepdowns in certain cases) and to pay letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing banks.
Prepayments
We are required to prepay the Term Loan Facility with 100% of the net cash proceeds of certain issuances of indebtedness and 100% of the net cash proceeds of certain non-ordinary course asset sales and casualty and condemnation events, subject to certain exceptions.
Voluntary prepayments of the Term Loan Facility may be made at any time, subject to minimum prepayment amounts and customary notice periods, without premium or penalty, other than customary “breakage” costs, if applicable.
Amounts under the Revolving Credit Facility may be borrowed, repaid and re-borrowed to fund our working capital needs. No amounts under the Term Loan Facility, once repaid, may be re-borrowed.
Covenants and Events of Default
The Senior Secured Credit Facilities subject us to a number of covenants that restrict, subject to certain exceptions, the Borrower’s ability and the ability of its restricted subsidiaries, and solely with respect to (11) below, Holdings’ ability, to, among others: (1) incur additional indebtedness; (2) create liens; (3) effect mergers, liquidations, dissolutions and other fundamental changes; (4) sell and otherwise dispose of assets; (5) pay dividends and effect stock repurchases or redemptions of equity interests; (6) make acquisitions and investments; (7) make negative pledge clauses or place restrictions on our subsidiaries’ ability make distributions and other payments to us; (8) make voluntary prepayments, redemptions and repurchase of material payment subordinated debt; (9) amend certain terms in documents governing our indebtedness, including our subordinated debt; (10) engage in transactions with affiliates; and (11) maintain passive holding company status.
The Term Loan Facility is not subject to a financial covenant. The Revolving Credit Facility contains a springing financial covenant requiring compliance with a maximum ratio of consolidated first lien net indebtedness to consolidated EBITDA of 7.50 to 1.00. The financial covenant tested on the last day of any fiscal quarter only if the aggregate principal amount of borrowings under the Revolving Credit Facility and outstanding letters of credit (excluding issued and undrawn letters of credit) as of the last day of any such fiscal quarter exceeds 35% of the total amount of commitments under the Revolving Credit Facility on such date.
The Senior Secured Credit Facilities also contain customary affirmative covenants and events of default for facilities of this type, including relating to a change of control. If an event of default occurs, the lenders under the Senior Secured Credit Facilities will be entitled to take various actions, including the acceleration of amounts due under the Senior Secured Credit Facilities.
As of September 30, 2020, the Borrower and Holdings were in compliance with all covenants under the Credit Agreement.
5.625% Senior Notes Due 2025
The Borrower issued €450,000,000 aggregate principal amount of 5.625% Senior Notes due 2025 (the “Senior Notes”) under an indenture, dated as of August 8, 2017, among itself, the guarantors party thereto

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
and Wilmington Trust, National Association, as trustee. The Senior Notes mature on August 15, 2025, and interest is payable semi-annually in arrears on February 15 and August 15 of each year. The net proceeds from the sale of the Senior Notes were used to finance a portion of the 2017 Acquisition.
Guarantees
The Senior Notes are fully and unconditionally guaranteed (the “Note Guarantees”), jointly and severally, on a senior unsecured basis by Holdings and the Borrower’s existing and subsequently acquired or organized direct or indirect material wholly-owned restricted subsidiaries that guarantee indebtedness under the Senior Secured Credit Facilities, subject to certain exceptions (collectively with Holdings, the “Note Guarantors”).
The Senior Notes are general senior unsecured obligations of the Borrower and the Note Guarantees are general senior unsecured obligations of each Note Guarantor, and the Senior Notes and Notes Guarantees rank equally in right of payment with all of the Borrower’s and each Note Guarantor’s existing and future senior indebtedness, respectively.
The Senior Notes and the Note Guarantees rank senior in right of payment to all of the Borrower’s and each Note Guarantor’s existing and future indebtedness and other obligations that expressly provide for their subordination to the Senior Notes or the Note Guarantees. The Senior Notes and the Note Guarantees are effectively subordinated to all of the Borrower’s and each Note Guarantor’s existing and future secured indebtedness, including obligations under our Senior Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness. The Senior Notes and the Note Guarantees are also structurally subordinated to all existing and future indebtedness, claims of holders of preferred stock and other liabilities of any of our existing and future subsidiaries that do not guarantee the Senior Notes.
Optional Redemption and Change of Control Offers
The Borrower may on one or more occasions redeem the Senior Notes in whole or in part, at its option, during any 12-month period beginning on August 15 of each year starting August 15, 2020, at a redemption price equal to (1) 102.813% of the principal amount if such redemption occurs during the period from August 15, 2020 to August 14, 2021, (2) 101.406% of the principal amount if such redemption occurs during the period from August 15, 2021 to August 14, 2022 and (3) 100.000% of the principal amount if such redemption occurs on or after August 15, 2022, in each case, plus accrued and unpaid interest, if any, to, but excluding, the applicable date of redemption.
Upon the occurrence of certain events constituting a change of control, the Borrower is required to make an offer to repurchase all of the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.
Covenants
The indenture governing the Senior Notes contain covenants that limit the ability of the Borrower and its restricted subsidiaries, to, among others: (1) incur additional indebtedness or issue certain preferred shares; (2) incur certain liens; (3) make certain distributions, dividends, investments and other restricted payments; (4) engage in certain transactions with affiliates; (5) enter into agreements that restrict the ability of subsidiaries to make dividends or other payments to the Borrower; and (6) merge or consolidate or sell, transfer, lease or otherwise dispose of all or substantially all of our assets.
As of September 30, 2020, the Borrower and Holdings were in compliance with all covenants under the Indenture.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF SHARE CAPITAL
In connection with this offering, we will amend and restate our memorandum and articles of association. Copies of the forms of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus forms a part. Material provisions of our memorandum and articles of association and relevant sections of Cayman Islands law are summarized below. The following summary is qualified in its entirety by the provisions of our memorandum and articles of association.
General
As of      , we had authorized capital stock (or share capital) of $      , comprised of      ordinary shares, each with a par value of $      . As of           ,           ordinary shares were issued and outstanding. Diversey Holdings, Ltd. was incorporated in the Cayman Islands on November 3, 2020 with registered number 367679. Our affairs are governed by our memorandum and articles of association and the Companies Law and the common law of the Cayman Islands.
As of the completion of this offering, our authorized share capital will consist of           , divided into           ordinary shares, each with a par value of $      , and           preferred shares, each with a par value of $      .
Ordinary Shares
Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.
There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares.
Preferred Shares
Pursuant to our articles of association to be in effect upon the completion of this offering, our board of directors will be authorized, without any action by our shareholders, to designate and issue preferred shares in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our ordinary shares. It is not possible to state the actual effect of the issuance of any shares of preferred shares upon the rights of holders of our ordinary shares until the board of directors determines the specific rights of the holders of such preferred shares. However, the effects might include, among other things:
•
impairing dividend rights of our ordinary shares;

•
diluting the voting power of our ordinary shares;

•
impairing the liquidation rights of our ordinary shares; and

•
delaying or preventing a change of control of us without further action by our shareholders.

Upon the completion of this offering, no shares of our preferred shares will be outstanding, and we have no present plan to issue any of our preferred shares following this offering.
Limitations on the Right to Own or Vote Shares
As a Cayman Islands company, we may not hold our own shares as a shareholder, save for shares that are redeemed or repurchased by us or surrendered by a shareholder and held as treasury shares. We may not

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
exercise any voting or other rights in respect of treasury shares nor may any dividend be declared or paid or other distribution be made in respect of treasury shares. However, bonus shares may be issued in respect of treasury shares although they will, in turn, be treated as treasury shares.
Limitations on Transfer of Shares
Our articles of association give our directors, at their discretion, the right to decline to register any transfers of shares that are not fully paid-up shares.
Disclosure of Shareholder Ownership
There are no provisions in our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed by any shareholder.
Changes in Share Capital
We may, from time to time, by ordinary resolution passed by a majority of the votes cast by shareholders present at a shareholder meeting entitled to vote on such resolution, or passed by a unanimous written consent of shareholders entitled to vote for so long as we are a controlled company, increase our share capital by such sum, to be allocated among shares of such par value, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by a majority of the votes cast by shareholders present at such meeting and entitled to vote on such resolution, or passed by a unanimous written consent of shareholders entitled to vote for so long as we are a controlled company:
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consolidate our share capital into shares of larger par value than our existing shares;

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sub-divide our share capital into shares of smaller par value;

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divide our shares into multiple classes; and

•
cancel any shares which, at the date of the passing of the resolution, have not been issued and diminish the amount of the shares so cancelled.

We may by special resolution passed by at least two-thirds of the votes cast by shareholders present at a shareholder meeting and entitled to vote on such resolution, or passed by a unanimous written consent of shareholders entitled to vote for so long as we are a controlled company, reduce our share capital to the extent not representing shares in issue or following court application and consent, reduce our share capital in relation to shares in issue or any capital redemption reserve fund maintained in accordance with the Cayman Island Companies Law.
Business Opportunities
Our articles of association, to the maximum extent permitted from time to time by Cayman Islands law, renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered to such person in his or her capacity as a director.
Our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, none of the Bain Capital or any of its affiliates, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from (1) engaging in similar lines of business in which we or our affiliates are presently engaged or propose to engage or (2) otherwise competing with us or our affiliates, and each of our non-employee directors (including those designated by the Bain Capital) may (a) acquire, hold and dispose of our ordinary shares for his or her own account or for the account of others and exercise all of the rights of one of our shareholders, to the same extent and in the same manner as if he or she were not our director and (b) in his or her personal capacity, or in his or her capacity as a director, officer, trustee, shareholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage in business activities that are similar to ours or compete with

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
us, that involve a business opportunity that we could seize and develop. In addition, our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, in the event that the Bain Capital or any non-employee director acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Our articles of association provide that, our articles of association may only be amended at a shareholder meeting at which the Bain Capital is present or, in respect to a shareholder written resolution, to which the Bain Capital have consented.
Material Differences in Corporate Law
The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.
	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation	Memorandum of Association
	Bylaws	Articles of Association
Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.
As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to the their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:
•
a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

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a duty not to personally profit from opportunities that arise from the office of director;

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a duty of trusteeship of the company’s assets;

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a duty to avoid conflicts of interest; and

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a duty to exercise powers for the purpose for which such powers were conferred.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
	Delaware	Cayman Islands
A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, Cayman Islands law permits the duty to avoid conflicts of interest to be modified by a company’s articles of association.
Limitations on Personal Liability of Directors
Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.
Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.
The Companies Law of the Cayman Islands has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own actual fraud, dishonesty or willful default.
Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own actual fraud, willful deceit, or dishonesty.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
	Delaware	Cayman Islands
Interested Directors	Under Delaware law, subject to provisions in the certificate of incorporation, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest to the board of directors.
Voting Requirements
The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.
In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up the company.
The Companies Law of the Cayman Islands requires that a special resolution be passed by a super majority of two-thirds or such higher percentage as set forth in the articles of association, of

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
	Delaware	Cayman Islands
shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders.
Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	The Companies Law of the Cayman Islands defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Our articles of association provide that with respect to the election of directors, an ordinary resolution shall be passed by a majority of the votes cast by such members as being entitled to vote in person or by proxy.
Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that only shareholders that hold more than 15% of our outstanding ordinary shares (unless the Exchange Act and proxy rules provide otherwise) and comply with our advance notice provisions may nominate directors. These provisions will not apply to nominations by Bain Capital pursuant to the terms of our articles of association. Our articles of association also provide that shareholders may only remove directors for cause and with a special resolution of two-thirds. While the Bain Capital holds 5% of our issued and outstanding shares, our articles of association may only be amended by special

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
	Delaware	Cayman Islands
resolution at any shareholders meeting at which the Bain Capital is present. Our articles of association may also be amended by a unanimous shareholder written resolution. Under our articles of association, vacancies on the board are generally filled by the vote of a majority of the directors elected or then in office.
Mergers and Similar Arrangements
Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.
Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands Companies Law provides for mergers and consolidations where two or more companies are being formed into a single entity. The legislation makes a distinction between a “consolidation” and a “merger”. In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.
Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.
Under Cayman Islands Companies Laws, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.
Shareholder approval is not required where a parent company registered in the Cayman Islands

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Delaware	Cayman Islands
seeks to merge with one or more of its subsidiaries registered in the Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.
Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Delaware	Cayman Islands

is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
Secured creditors must consent to the merger although application can be made to the Grand Court of the Cayman Islands to proceed if such secured creditor does not grant its consent to the merger. Where a foreign company wishes to merge with a Cayman company, consent or approval to the transfer of any security interest granted by the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Delaware	Cayman Islands
which shall be prima facie evidence of compliance with all requirements of the Companies Law in respect of the merger or consolidation. The surviving entity remains active while the other company or companies are automatically dissolved. Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure.
Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a “scheme of arrangement”. This option is not used with any frequency because a business transaction can be achieved through other means, such as a share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. In the event that a business transaction is sought pursuant to a scheme of arrangement it would require the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose.
The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction ought not be approved, the Court can be expected to approve the

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
	Delaware	Cayman Islands

arrangement if it satisfies itself that:
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the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

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the shareholders and creditors (as applicable) have been fairly represented at the meeting in question; and

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the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a “fraud on the minority” (a legal concept, different than “fraud” in the sense of dishonesty).

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law	The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
	Delaware	Cayman Islands
	for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	law. Class actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is not aware of a significant number of such reported actions having been brought in Cayman Islands courts. Derivative actions have been brought in the Cayman Islands courts and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us and a claim against (for example) our officers and directors usually may not be brought by a shareholder. However, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a “fraud on the minority” or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.
Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the	Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
	Delaware	Cayman Islands
	corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	company’s articles of association.
Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association.
Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.
The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.
Our articles of association authorize such written consents while we are a “controlled company”, but we believe that the unanimity requirement will make this option impractical after the consummation of this offering. Written consents are not authorized if we are not a “controlled company”.

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.
The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.
Our articles of association allow shareholders holding a majority of our shares to call extraordinary general meetings.

Registration Rights
For information on registration rights, please see “Certain Relationships and Related Party Transactions-Registration Rights Agreement.”
Certain Effects of Authorized but Unissued Shares
Upon completion of this offering, we will have           ordinary shares remaining authorized but unissued. Authorized but unissued ordinary shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Transfer Agent and Registrar
The transfer agent and registrar for our ordinary shares is           . Its address is                 .
Listing
We have applied to list our ordinary shares on the                 under the symbol “           .”

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Before this offering, there has been no public market for our ordinary shares. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our ordinary shares in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise capital through sales of our equity securities.
Upon the closing of this offering, based on the number of ordinary shares outstanding as of           , 2020, we will have           outstanding ordinary shares, after giving effect to the issuance of ordinary shares in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.
Of the           shares that will be outstanding immediately after the closing of this offering, we expect that the                 shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.
The remaining                 shares of our ordinary shares outstanding after this offering will be “restricted securities”, as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.
Lock-up Agreements
We, each of our directors and executive officers and other securityholders owning substantially all of our ordinary shares and options to acquire ordinary shares, have agreed that, without the prior written consent of                 on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any ordinary shares or any securities convertible into or exchangeable or exercisable for ordinary shares for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting”.
Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the ordinary shares that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Registration Rights Agreement
Pursuant to the Registration Rights Agreement, we intend to grant Bain Capital the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our ordinary shares held by Bain Capital (or certain transferees) and to provide piggyback registration rights to Bain Capital and certain executives, subject to the certain limitations and priorities on registration detailed therein, on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement”. These shares will represent    % of our outstanding ordinary shares after this offering, or    % if the underwriters exercise their option to purchase additional shares in full.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Rule 144
In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our ordinary shares outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our ordinary shares on           during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.
Equity Incentive Plans
Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the ordinary shares issued or issuable under our MEP and other awards issuable pursuant to our 2021 Omnibus Incentive Equity Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
CERTAIN MATERIAL TAX CONSIDERATIONS
U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing of our ordinary shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares. This discussion applies only to a U.S. Holder that purchases our ordinary shares in connection with this offering and holds such ordinary shares as “capital assets” within the meaning of Section 1221 of the Code, and this discussion applies only to such ordinary shares. This discussion is general in nature and it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
certain financial institutions and insurance companies;

•
regulated investment companies, real estate investment trusts, real estate mortgage investment conduits;

•
certain former citizens or residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to ordinary shares;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities or investors in such entities;

•
non-U.S. persons or entities;

•
tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•
any persons directly or indirectly acquiring ordinary shares in connection with the performance of services;

•
persons who are subject to Section 451(b) of the Code;

•
individuals subject to the alternative minimum tax provisions of the Code;

•
persons who hold our ordinary shares on behalf other persons as nominees;

•
persons that own or are deemed to own ten percent or more of our ordinary shares (by vote or value);

•
S corporations; or

•
persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity (or other arrangement) that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner thereof will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
from those discussed below. We have not sought, and do not expect to seek, any ruling from the U.S. Internal Revenue Service (the “Service”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service or a court would agree with our statements and conclusions or that a court would not sustain any challenge by the Service in the event of litigation.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and who is:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if either (1) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person” (as defined in Section 7701(a)(30) of the Code, a “U.S. person”).

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF U.S. NON-INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, IN LIGHT OF THEIR PARTICULAR SITUATION.
Taxation of Distributions
As discussed above under “Dividend Policy”, we do not expect to make distributions on our ordinary shares in the near future. In the event that we do make distributions of cash or other property, subject to the rules under “— Passive Foreign Investment Company Rules” described below, distributions paid on our ordinary shares will generally be treated as “dividends” to the extent paid out of our current or accumulated earnings and profits (each as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. If and for so long as our ordinary shares are listed on an established securities market in the United States, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are not treated as a PFIC with respect to the U.S. Holder and were not treated as a PFIC with respect to the U.S. Holder in the preceding taxable year, and if certain other requirements are met. Therefore, subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of any non-U.S. income taxes. Subject to the rules under “— Passive Foreign Investment Company Rules” described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to the rules under “— Passive Foreign Investment Company Rules” described below, dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in a functional currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, non-U.S. income taxes withheld from dividends on our ordinary shares may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of any non-U.S. taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct non-U.S. taxes, including any non-U.S. income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale, Exchange or Other Taxable Disposition of Ordinary Shares
Subject to the rules under “— Passive Foreign Investment Company Rules” described below, gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.
Passive Foreign Investment Company Rules
Under the Code, we may be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ordinary shares in this offering, we do not expect to be a PFIC for our current taxable year. In addition, we may, directly or indirectly, hold equity interests in other PFICs (or “Lower-tier PFICs”). Whether we or any of our subsidiaries will be a PFIC in 2020 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC in 2020 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares.
Under certain attribution rules, assuming we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of any Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.
Generally, if we were a PFIC for any taxable year during which a U.S. Holder held or is deemed to have held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of such ordinary shares, or an indirect disposition of shares of a Lower-tier PFIC, would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder with respect to its ordinary shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.
A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are “marketable.” Ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares, as applicable, in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). A mark-to-market election generally cannot be made for equity interests in any Lower-tier PFIC unless shares of such Lower-tier PFIC are themselves “marketable”. As a result, if a U.S. Holder makes a mark-to-market election with respect to our ordinary shares, the U.S. Holder would nevertheless be subject to the PFIC rules described above with respect to its indirect interest in any Lower-tier PFIC unless the U.S. Holder makes a QEF Election with respect to such Lower-tier PFIC, as discussed below. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.
In addition, in order to avoid the application of the foregoing rules, a U.S. person that owns stock in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC, and each PFIC in which the PFIC holds equity interests, if the PFIC provides the information necessary for such election to be made. In order to make such an election, a U.S. person would be required to make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the U.S. person’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the U.S. person. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. If a U.S. person makes a QEF Election with respect to a PFIC, the U.S. person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. There is no assurance that we will provide information necessary for U.S. Holders to make QEF Elections. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the ordinary shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ordinary shares in an amount equal to the difference between the amount realized and its adjusted tax basis in our ordinary shares. U.S. Holders should note that if they make QEF Elections with respect to us and Lower-tier PFICs, if any, they may be required to pay U.S. federal income tax with respect to their ordinary shares for any taxable year significantly in excess of any cash distributions, if any, received on the ordinary shares, as applicable, for such taxable year. If we determine that any of our subsidiaries is a Lower-tier PFIC for any taxable year, there is no assurance that we will provide information necessary for U.S. Holders to make a QEF Election with respect to such Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.
In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury Department may require on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.
U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, as applicable, the consequences to them of an investment in a PFIC (and any Lower-tier PFICs), any elections available with respect to the ordinary shares and the Service information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Service.
Information Reporting With Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding whether or not they are obligated to report information relating to their ownership and disposition of ordinary shares.
U.K. Tax Considerations
The summary below is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It relates only to certain limited aspects of the U.K. tax consequences of holding or disposing of ordinary shares and is based on current U.K. tax law and what is understood to be HMRC’s current published practice as at the date of this document (which are both subject to change at any time, possibly with retrospective effect). The rates and allowances for 2020/2021 stated in the U.K. tax section below reflect the current law.
The summary below does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular, the comments below are intended to apply only to holders of ordinary shares: (i) who are resident (and, in the case of individuals, domiciled) in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident holders is expressly referred to); (ii) to whom split-year treatment does not apply; (iii) who are and will be the absolute beneficial owners of their ordinary shares and any dividends paid in respect of them; (iv) who hold, and will hold, their ordinary shares as investments (otherwise than through an individual savings account or a pension arrangement) and not as securities to be realized in the course of a trade; (v) who hold less than 5% of the ordinary shares; and (vi) to whom the U.K. tax rules concerning carried interest do not apply in relation to their holding or disposal of ordinary shares. The comments below may not apply to certain holders, such as (but not limited to) persons who are connected with us, dealers in securities, broker dealers, financial institutions, insurance companies, charities, collective investment schemes, pension schemes, holders who are exempt from U.K. taxation or holders who are or were officers or employees of the Company (or of any related company) and have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment (whether current, historic or prospective). Such holders may be subject to special rules.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
The material set out in the paragraphs below does not constitute tax advice and these paragraphs do not describe all of the circumstances in which holders of ordinary shares in the Company may benefit from an exemption or relief from U.K. taxation. Holders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the U.K. should consult an appropriate professional adviser. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.
POTENTIAL INVESTORS SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.
The Company
The Company is centrally managed and controlled in the U.K. and therefore resident in the U.K. for tax purposes. Accordingly, the Company is subject to U.K. taxation on our income and gains, except where an exemption applies. Dividend income will generally be exempt from U.K. corporation tax on income if certain conditions are met.
Shareholders — Taxation of Dividends
Withholding tax
Dividend payments in respect of our ordinary shares may be made without withholding or deduction for or on account of U.K. tax.
Income tax
Individual holders within the charge to U.K. income tax
When the Company pays a dividend to a holder of ordinary shares who is an individual resident (for tax purposes) and domiciled in the U.K., the amount of income tax payable on the receipt, if any, will depend on the individual’s own personal tax position. “Dividend income” for these purposes includes U.K. and non U.K. source dividends and certain other distributions in respect of shares.
No U.K. income tax on dividend income received from the Company should be payable by an individual holder of ordinary shares who is resident in the U.K. for tax purposes if the amount of dividend income received, when aggregated with the holder’s other dividend income in the year of assessment, does not exceed the nil rate amount. The nil rate amount is £2,000 for the 2020/2021 tax year. Dividend income in excess of the nil rate amount is taxed at the following rates for 2020 – 2021:
(a)
7.5%, to the extent that the dividend income falls within the basic rate band of income tax;

(b)
32.5%, to the extent that the dividend income falls within the higher rate band of income tax; and

(c)
38.1%, to the extent that the dividend income falls within the additional rate band of income tax.

For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividend income which is within the nil rate amount counts towards an individual’s basic or higher rate limits, and so will be taken into account in determining whether the threshold for higher rate or additional rate income tax is exceeded.
Other individual holders
Individual holders who are not resident (for tax purposes) or domiciled in the U.K. and who hold their ordinary shares as an investment and not in connection with any trade carried on by them (whether solely or in partnership) would not generally be subject to U.K. tax on dividends received from the Company.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Corporation tax
Corporate holders within the charge to U.K. corporation tax
Holders of ordinary shares within the charge to corporation tax that are “small companies” (for the purposes of U.K. taxation of dividends) are not generally expected to be subject to tax on dividends from the Company provided certain conditions are met (including an anti-avoidance condition). Other corporate holders within the charge to U.K. corporation tax (which are not a “small company” for the purposes of U.K. taxation of dividends) should not be subject to tax on dividends from the Company so long as the dividends fall within an exempt class and certain conditions are met. In general, (i) dividends paid on non-redeemable “ordinary shares” (that is, non-redeemable shares that do not carry any present or future preferential rights to dividends or to assets of the Company on its winding up); and (ii) dividends paid to a U.K. resident corporate shareholder holding less than 10% of the issued share capital of the class in respect of which the dividend is paid, should fall within an exempt class and so accordingly we would generally expect dividends the Company pays not to be subject to U.K. corporation tax. However, it should be noted that the exemptions are subject to anti-avoidance rules. Corporate holders will need to ensure that they satisfy the requirements of any exempt class and that no anti-avoidance rules apply before treating any dividend as exempt, and seek appropriate professional advice where necessary.
If the conditions for exemption are not satisfied, or such holder elects, within two years of the end of the accounting period in which the dividend is received, for an otherwise exempt dividend to be taxable, U.K. corporation tax (at a rate of 19% for the 2020/2021 tax year) will be chargeable on the amount of any dividends received from the Company.
Other corporate holders
Corporate holders of ordinary shares which are not resident in and have no permanent establishment in the U.K. for tax purposes and which hold their ordinary shares as an investment and not in connection with any trade carried on by them would not generally be subject to U.K. tax on dividends received from the Company.
Shareholders — Taxation of disposals
Individual holders resident in the U.K.
A disposal (or deemed disposal) of ordinary shares by an individual holder who is (at any time in the relevant U.K. tax year) resident in the U.K. for tax purposes, may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. capital gains tax, depending on his or her individual circumstances. Subject to any available exemption, allowance or relief, gains arising on a disposal or deemed disposal of ordinary shares by an individual resident in the U.K. for tax purposes will be taxed at a rate of 10%, except to the extent that the gain, when it is added to such individual’s other taxable income and gains in the relevant year, exceeds the upper limit of the income tax basic rate band (£37,500 for the 2020/2021 tax year), in which case it will be taxed at the rate of 20%. The capital gains tax annual exempt amount (£12,300 for individuals in the 2020/2021 tax year) may be available to individual holders resident in the U.K. for tax purposes to offset against chargeable gains realised on the disposal of their ordinary shares, to the extent that the exemption has not already been utilised.
An individual holder of ordinary shares who ceases to be resident in the U.K. for a period of less than five years and who disposes of his or her ordinary shares during that period of temporary non-residence may be liable for U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the U.K. (subject to any available exemption, allowance or relief). Special rules apply to individual holders who are subject to tax on a “split year” basis, who should seek specific professional advice if they are in any doubt about their position.
Other individual holders
An individual holder who is not resident or domiciled in the U.K. for tax purposes should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
branch or agency in the U.K. to which the ordinary shares are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary shares.
Corporate holders resident in the U.K.
A disposal (or deemed disposal) of ordinary shares by a corporate holder resident in the U.K. for tax purposes may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemption, allowance or relief. The main rate of U.K. corporation tax for the 2020/2021 tax year is 19%.
Other corporate holders
A corporate holder of ordinary shares that is not resident in the United Kingdom will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its ordinary shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable. In these circumstances, a disposal of ordinary shares by such holder may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. corporation tax.
Stamp duty and SDRT
The following statements are intended as a general guide to the current U.K. stamp duty and SDRT position, and apply regardless of whether or not a holder of ordinary shares is resident or domiciled in the U.K. It should be noted that certain categories of persons, including market makers, brokers, dealers, and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances.
No U.K. stamp duty or stamp duty reserve tax will be payable on the issue of ordinary shares.
U.K. stamp duty will in principle be payable on any instrument of transfer of our ordinary shares that is executed in the U.K. or that relates to any property situated, or to any matter or thing done or to be done, in the U.K. An exemption from stamp duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transaction in respect of which the aggregate amount or value of the consideration exceeds £1,000. Shareholders should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a U.K. court. An instrument of transfer need not be stamped in order for the Cayman Islands register of ordinary shares to be updated, and the register is conclusive proof of legal ownership.
Provided that the ordinary shares are not registered in any register maintained in the U.K. by or on behalf of us and are not paired with any shares issued by a U.K. incorporated company, any agreement to transfer our ordinary shares will not be subject to U.K. stamp duty reserve tax.
We currently do not intend that any register of our ordinary shares will be maintained in the U.K. and the above summary (which is intended as a general guide only) assumes that our ordinary shares will not be registered on any register in the U.K. by us or on our behalf.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Cayman Islands Tax Considerations
The following summary contains a description of certain Cayman Islands tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.
If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under the laws of your country of citizenship, residence or domicile.
The following is a discussion of certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended to be tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of ordinary shares or on an instrument of transfer in respect of an ordinary share.
The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and can expect to receive an undertaking from the Financial Secretary of the Cayman Islands in the following form:
The Tax Concessions Law
(2018 Revision)
Undertaking as to Tax Concessions
In accordance with Section 6 of the Tax Concessions Law (2018 Revision) the Financial Secretary undertakes with Diversey Holdings, Ltd.:
(a)   that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us the Company or our operations; and
(b)   in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)   on or in respect of the shares, debentures or other obligations of the Company; or
(ii)   by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (20181 Revision).
These concessions shall be for a period of           years from           .

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom           are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares

Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representative. Sales of ordinary shares made outside of the United States may be made by affiliates of the underwriters.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           ordinary shares.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $      .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed    % of the total number of ordinary shares offered by them.
We have applied to have our ordinary shares approved for listing on                 under the trading symbol “           ”.
We and all directors and officers and holders of substantially all of our outstanding ordinary shares and securities convertible into our ordinary shares have agreed that, without the prior written consent of

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
           on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares beneficially owned by the locked-up party or any securities convertible into or exercisable or exchangeable for ordinary shares,

•
file any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares,

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of           on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.
The restrictions described in the immediately preceding paragraph to do not apply to:
•
the sale of shares to the underwriters; or

•
the issuance by the Company of ordinary shares upon the exercise of an option or a warrant, in connection with the vesting or settlement of a restricted stock unit award or the conversion of a security outstanding on the date of this prospectus and described in this prospectus;

•
transactions by any person other than us relating to ordinary shares or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the ordinary shares or other securities acquired in such open market transactions; or

•
the filing of a registration statement on Form S-8 to register ordinary shares issuable pursuant to any employee benefit plans, qualified stock option plans or other employee compensation plans described in this prospectus.

           , in its sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), none of our ordinary shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to our ordinary shares been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of our ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of our ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any of our ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The ordinary shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of ordinary shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of sale of the ordinary shares, offer, transfer, assign or otherwise alienate those ordinary shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ordinary shares. The ordinary shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.
Cayman Islands
No offer or invitation to subscribe for shares may be made to the public in the Cayman Islands.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Bain Capital. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Bain Capital and some of its affiliates in connection with various legal matters. The validity of the ordinary shares offered hereby and other legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by Maples and Calder, Cayman Islands. Certain legal matters will be passed upon for the underwriters by Ropes & Gray LLP, San Francisco, California.
EXPERTS
The financial statements audited by Ernst & Young LLP as of and for the years ended December 31, 2017, 2018 and 2019 have been included in this prospectus in reliance on the authority of their report as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our ordinary shares being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our ordinary shares in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.
We also maintain a website at www.diversey.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Financial Statements of Diversey and subsidiaries as of December 31, 2019, 2018 and for the fiscal years ended December 31, 2019 and 2018 and for the successor period March 15, 2017 through December 31, 2017 and the predecessor period January 1 through September 5, 2017.
Report of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets	F-3
Consolidated (Successor) and Combined (Predecessor) Statements of Operations	F-4
Consolidated (Successor) and Combined (Predecessor) Statements of Comprehensive Loss	F-5
Total Invested Equity (Predecessor) and Consolidated Statements of Stockholders’ Equity (Predecessor)	F-6
Consolidated (Successor) and Combined (Predecessor) Statements of Cash Flows	F-7
Notes to audited consolidated financial statements	F-9

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Constellation (BC) 2 S.à r.l
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Constellation (BC) 2 S.à r.l. and subsidiaries (the Company and Successor) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years ended December 31, 2019 and 2018 and the period March 15, 2017 to December 31, 2017 (Successor) and the related combined statements of operations, comprehensive income, changes in invested equity and cash flows for the period January 1, 2017 to September 5, 2017 (Predecessor), and the related notes (collectively referred to as the consolidated and combined financial statements). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years ended December 31, 2019 and 2018, the period March 15, 2017 to December 31, 2017 (Successor), and the period January 1, 2017 to September 5, 2017 (Predecessor), in conformity with U.S. generally accepted accounting principles.
Adoption of ASU No. 2014-09 and ASU No. 2016-02
As discussed in Note 3 to the consolidated and combined financial statements, the Company changed its method of accounting for revenue recognition in 2018 due to the adoption of ASU 2014-09, Revenue from Contracts with Customers, and all subsequent amendments to the ASU (collectively, ASC 606) and the Company changed its method of accounting for leases in 2019 due to the adoption of ASU 2016-02, Leases (Topic 842).
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2017.
Charlotte, North Carolina
November 12, 2020

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
Consolidated Balance Sheets
($ in millions except per share amounts)	December 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$128.3	$73.4
Trade receivables, net of allowance for doubtful accounts of $21.5 in 2019 and $19.6 in 2018	426.3	432.6
Income tax receivables	17.7	21.8
Other receivables	88.3	78.2
Inventories	209.0	237.3
Prepaid expenses and other current assets (Note 6)	53.7	50.4
Total current assets	923.3	893.7
Property and equipment, net (Note 7)	172.2	206.8
Goodwill (Note 8)	416.9	417.3
Intangible assets, net (Note 8)	2,262.9	2,324.6
Deferred taxes (Note 16)	54.4	64.0
Other non-current assets (Note 6)	383.8	283.6
Total assets	$4,213.5	$4,190.0
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (Note 10)	$0.6	$7.0
Current portion of long-term debt (Note 10)	11.2	11.8
Accounts payable	419.6	427.5
Accrued restructuring costs (Note 21)	13.4	9.5
Other current liabilities (Note 6)	448.8	395.6
Total current liabilities	893.6	851.4
Long-term debt, less current portion (Note 10)	2,510.7	2,444.3
Preferred equity certificates (Note 11)	588.4	707.5
Deferred taxes (Note 16)	221.0	262.8
Other non-current liabilities (Note 6)	321.0	280.9
Total liabilities	4,534.7	4,546.9
Commitments & Contingencies (Note 17)
Stockholders’ Equity:
Common stock, $0.01 par value per share, 195,800,697 shares and 94,097,070 shares authorized and outstanding in 2019 and 2018, respectively	2.2	1.1
Additional paid-in capital	242.2	128.9
Accumulated deficit	(501.1)	(392.1)
Accumulated other comprehensive loss (Note 19)	(64.5)	(94.8)
Total stockholders’ equity	(321.2)	(356.9)
Total liabilities and stockholders’ equity	$4,213.5	$4,190.0

The accompanying notes are an integral part of the consolidated and combined financial statements.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
Consolidated (Successor) and Combined (Predecessor) Statements of Operations
(in millions except per share amounts)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Net sales	$2,623.9	$2,688.1	$870.2	$1,681.3
Cost of sales	1,522.1	1,570.6	518.2	959.0
Gross profit	1,101.8	1,117.5	352.0	722.3
Selling, general and administrative expenses	855.6	883.8	284.3	641.9
Transition and transformation costs	52.8	120.6	53.7	—
Management fee (Note 18)	7.5	7.5	2.4	—
Share-based compensation (Note 20)	3.0	—	—	12.3
Amortization of intangible assets	93.7	91.2	19.4	40.6
Impairment of goodwill (Note 8)	—	68.5	—	—
Restructuring costs (Note 21)	19.8	24.9	—	0.1
Merger and acquisition-related costs	0.3	7.3	38.0	—
Operating income (loss)	69.1	(86.3)	(45.8)	27.4
Interest expense	141.0	135.2	42.7	9.0
Gain on sale of business and investments (Note 5)	(13.0)	—	—	—
Bridge commitment fees (Note 10)	—	—	7.5	—
Foreign currency loss related to Argentina subsidiaries	11.4	2.4	—	—
Loss on settlement of foreign currency contract (Note 12)	—	—	121.3	—
Other (income) expense, net (Note 6)	6.0	0.8	(2.7)	(0.9)
Income (loss) before income tax provision (benefit)	(76.3)	(224.7)	(214.6)	19.3
Income tax provision (benefit)	32.7	14.4	(61.6)	23.8
Net loss	$(109.0)	$(239.1)	$(153.0)	$(4.5)
Basic and diluted loss per share (Note 24)	$(1.15)	$(2.54)	$(1.63)	—
Basic and diluted weighted average shares outstanding (Note 24)	94.40	94.00	93.70	—
The accompanying notes are an integral part of the consolidated and combined financial statements.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
Consolidated (Successor) and Combined (Predecessor) Statements of Comprehensive Loss
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Net loss	$(109.0)	$(239.1)	$(153.0)	$(4.5)
Other comprehensive (loss) income:
Recognition of defined pension plans and post-employment benefits, net of taxes of $(1.7), $2.6, $0.0 and $8.2	(2.7)	(11.1)	0.2	14.3
Net investment hedging activities, net of taxes of $2.0	—	—	—	(59.0)
Cash flow hedging activities, net of taxes of $(2.0), $0.3, $0.0 and $0.6	3.2	0.9	(0.3)	(0.1)
Foreign currency translation adjustments	30.1	(79.8)	(4.5)	72.6
Other comprehensive income (loss)	30.6	(90.0)	(4.6)	27.8
Comprehensive (loss) income	$(78.4)	$(329.1)	$(157.6)	$23.3
The accompanying notes are an integral part of the consolidated and combined financial statements.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
Total Invested Equity (Predecessor) and Consolidated Statements of Stockholders’ Equity (Successor)
Predecessor Period
(in millions)	Sealed Air Investment in Diversey Business	Accumulated Other Comprehensive Income	Total Invested Equity
Balance as of January 1, 2017	$774.7	$833.8	$1,608.5
Recognition of defined benefit pension plans and post-employment benefits	—	14.3	14.3
Foreign currency translation adjustments	—	72.6	72.6
Net investment hedging activities	—	(59.1)	(59.1)
Net loss	(4.5)	—	(4.5)
Shared-based incentive compensation	12.3	—	12.3
Net transfers from Sealed Air	177.3	—	177.3
Balance as of September 5, 2017	$959.8	$861.6	$1,821.4

Successor Period and Years Ended December 31, 2018 and December 31, 2019
(in millions)	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
Balance at March 15, 2017	$—	$—	$—	$—	$—
Equity contributions	1.1	112.2	—	—	113.3
Recognition of defined benefit pension plans and post-employment benefits	—	—	—	0.2	0.2
Unrealized losses on derivative instruments	—	—	—	(0.3)	(0.3)
Foreign currency translation adjustments	—	—	—	(4.5)	(4.5)
Net loss	—	—	(153.0)	—	(153.0)
Balance as of December 31, 2017	$1.1	$112.2	$(153.0)	$(4.6)	$(44.3)
Equity contributions	—	16.7	—	—	16.7
Recognition of defined benefit pension plans and post-employment benefits	—	—	—	(11.1)	(11.1)
Unrealized losses on derivative instruments	—	—	—	0.9	0.9
Foreign currency translation adjustments	—	—	—	(80.0)	(80.0)
Net loss	—	—	(239.1)	—	(239.1)
Balance as of December 31, 2018	$1.1	$128.9	$(392.1)	$(94.8)	$(356.9)
Conversion of debenture loans to equity	1.1	113.2	—	—	114.3
Equity redemption	—	(1.3)	—		(1.3)
Share-based compensation	—	1.4	—	—	1.4
Recognition of defined benefit pension plans and post-employment benefits	—	—	—	(2.7)	(2.7)
Unrealized losses on derivative instruments	—	—	—	3.2	3.2
Foreign currency translation adjustments	—	—	—	29.8	29.8
Net loss	—	—	(109.0)	—	(109.0)
Balance as of December 31, 2019	$2.2	$242.2	$(501.1)	$(64.5)	$(321.2)
The accompanying notes are an integral part of the consolidated and combined financial statements.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
Consolidated (Successor) and Combined (Predecessor) Statements of Cash Flows
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Operating activities:
Net loss	$(109.0)	$(239.1)	$(153.0)	$(4.5)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	185.5	172.1	41.9	91.9
Impairment of goodwill	—	68.5	—	—
Amortization of deferred financing costs and original issue discount	10.5	10.5	3.3	—
Amortization of fair value step up of acquired inventory	1.9	5.3	16.0	—
Gain on cash flow hedges	(0.7)	—	—	—
Bridge financing commitment fees	—	—	7.5	—
Loss on settlement of foreign currency forward contract	—	—	121.3	—
Deferred taxes	(29.6)	(25.3)	(80.5)	(12.1)
Unrealized foreign exchange gain (loss)	10.7	1.8	2.4	—
Share-based compensation	3.0	—	—	12.3
Impact of highly inflationary economy – Argentina	11.4	3.4	—	—
Provision for bad debts	4.9	6.4	0.4	2.3
Provision for slow moving inventory	4.1	5.6	1.8
Profit sharing expense	—	—	—	3.0
Gain on sale of investment in Virox	(13.0)	—	—	—
Other non-cash, net	—	5.1	(0.5)	—
Interest expense on preferred equity certificates	4.9	5.2	1.7	—
Changes in operating assets and liabilities:
Trade receivables, net	(83.0)	1.0	(14.3)	(18.4)
Inventories, net	12.7	(21.3)	11.0	(20.1)
Accounts payable	—	29.9	88.1	24.5
Income taxes, net	(0.7)	0.7	5.3	—
Other assets and liabilities, net	8.2	(27.4)	27.1	(103.9)
Cash provided by (used in) operating activities	21.8	2.4	79.5	(25.0)
Investing activities:
Business acquired in purchase transactions	—	(131.6)	(2,973.6)	(3.5)
Acquisition of AHP intellectual property from Virox, net	(6.3)	—	—	—
Diversey acquisition final purchase price settlement	—	19.4	—	—
Proceeds from sale of property and equipment and other assets	3.3	—	—	—
Settlement of foreign currency forward contracts	—	—	(121.3)	2.4
Dosing and dispensing equipment, net	(93.4)	(83.2)	(24.5)	(38.5)
Capital expenditures	(29.0)	(44.2)	(4.1)	(12.3)
Collection of deferred factored receivables	80.8	12.5	—	—
Other investing activities	—	—	—	2.6
Cash used in investing activities	(44.6)	(227.1)	(3,123.5)	(49.3)

The accompanying notes are an integral part of the consolidated and combined financial statements.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
Consolidated (Successor) and Combined (Predecessor) Statements of Cash Flows
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Financing activities:
Issuance of preferred equity certificates	—	3.1	738.1	—
Payments on preferred equity certificates	(4.5)	—	—	—
Contingent consideration payments	(3.8)	(3.6)	—	—
(Payments)/proceeds from short-term borrowings	(6.2)	7.5	—	—
Proceeds from revolving credit facility	352.5	171.0	—	—
Payments on revolving credit facility	(241.5)	(162.0)	—	—
Proceeds from long-term borrowings	—	—	15.8	—
Payments on long-term borrowings	(21.3)	(20.5)	(15.8)	(106.8)
Proceeds from Senior Secured Credit Facilities (net of original issue discount)	—	—	2,047.5	—
Issuance of Notes	—	—	534.8	—
Payment of Deferred Financing Costs	—	—	(72.6)	—
Payment of Bridge Financing Commitment Fees	—	—	(7.5)	—
Change in cash used as collateral on borrowing arrangements	—	—	—	27.5
Net change in Sealed Air investment	—	—	—	146.8
Other financing activities	—	—	—	17.4
Equity contributions	—	16.7	113.3	—
Equity redemptions	(1.3)	—	—	—
Cash provided by financing activities	73.9	12.2	3,353.6	84.9
Effect of exchange rate changes on cash and cash equivalents	0.7	(6.7)	0.1	4.4
Increase (decrease) in cash and cash equivalents	51.8	(219.2)	309.7	15.0
Cash and cash equivalents at beginning of period(a)	90.5	309.7	—	131.4
Cash and cash equivalents at end of period(a)	$142.3	$90.5	$309.7	$146.4
Supplemental Cash Flow Information:
Interest payments	$126.6	$111.1	$17.9	$9.4
Income tax payments	$43.4	$55.7	$15.5	$21.0
Restructuring payments	$16.1	$16.8	$6.3	$21.3
Capital expenditure purchased but unpaid at year-end	$—	$3.9	$—	$—
Conversion of PECs to equity	$114.3	$—	$—	$—
Beneficial interest obtained in exchange for factored receivables	$86.6	$17.5	$—	$—
Restricted cash (which includes compensating balance deposits) is recorded in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets. The information in the prior period has been restated to conform to current year presentation.
(a)
Restricted cash was $14.0 million, $17.1 million and $22.7 million as of December 31, 2019, December 31. 2018 and December 31, 2017, respectively.

The accompanying notes are an integral part of the consolidated and combined financial statements.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
NOTE 1 — GENERAL AND DESCRIPTION OF THE BUSINESS
Constellation (BC) 2 S.à r.l. (hereafter the “Company”, “we,” “us,” and “our”) was incorporated June 30, 2017 and is organized under the laws of Luxembourg under the direction of Bain Capital Private Equity, LP (“Bain”) as a Société à Responsabilité Limitée for an unlimited period. Diamond (BC) B.V., an indirect wholly-owned subsidiary of the Company, was formed on March 15, 2017 for the purpose of consummating the acquisition of the Diversey Care division and the food hygiene and cleaning business of Sealed Air Corporation (“Sealed Air”) (together the “Diversey Business”), a business formerly owned by Sealed Air, including certain assets and all the capital stock of certain entities engaged in the Diversey Business (the “Diversey Acquisition”). In March 2017, we entered into a purchase agreement (the “Purchase Agreement”) with Sealed Air pursuant to which, among other things, we would acquire the Diversey Business. The Diversey Acquisition closed on September 6, 2017 (the “Acquisition Date”). Prior to the Diversey Acquisition, we generated no revenue and incurred no expenses other than (1) interest expense on the Notes as discussed below, (2) merger and acquisition costs and debt financing costs in anticipation of the Diversey Acquisition and (3) transition-related costs in preparation for becoming a standalone company.
We are a holding company with no business operations or assets other than non-convertible debt, intercompany payables, and direct and indirect ownership in capital stock of subsidiaries engaged in the Diversey Business. Our global operations are conducted by indirect wholly-owned subsidiaries.
The purchase price for the Diversey Acquisition was funded by (i) an indirect equity contribution of $850.0 million into the Company by affiliates of Bain, (ii) proceeds from borrowings under senior secured credit facilities (the “Senior Secured Credit Facilities”) including a $900.0 million USD term loan facility and a €970.0 million Euro term loan facility and (iii) proceeds from the issuance of €450.0 million aggregate principal amount of senior notes (the “Notes”). The Senior Secured Credit Facilities and the Notes are more fully described in Note 10.
We are a leading global provider of high performance hygiene, infection prevention, and cleaning solutions for the Institutional and Food & Beverage markets. In addition, we offer a wide range of value added services, including food safety and application training and consulting, as well as auditing of hygiene and water management. Our Institutional business provides solutions serving end-users such as healthcare facilities, food service providers, retail and grocery outlets, educational institutions, hospitality establishments, and building service contractors. Our Food & Beverage business provides solutions serving manufacturers in the brewing, beverage, dairy, processed foods, pharma, and agricultural markets. Although our cleaning products represent only a small portion of our customers’ total cleaning costs, they are typically viewed as being non discretionary because they can have a meaningful impact on the efficacy of food safety, operational excellence, and sustainability. The COVID-19 pandemic has further reinforced the essential nature of our solutions and increased hygiene, infection prevention, and cleaning standards across all markets.
The product range of Diversey®-branded solutions includes fully integrated lines of products and dispensing systems for hard surface cleaning, disinfecting and sanitizing, hand washing, deodorizing, mechanical and manual ware washing, hard surface and carpeted floor cleaning systems, cleaning tools and utensils, fabric care for professional laundry applications comprising detergents, stain removers, bleaches and a broad range of dispensing equipment for process control and management information systems. Floor care machines are commercialized under the well-established Taski® brand.
We are globally operated with manufacturing facilities, sales centers, administrative offices and warehouses located throughout the world, and we have a global team of approximately 8,800 employees.
NOTE 2 — BASIS OF PRESENTATION OF THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Successor Period
The accompanying Consolidated Balance Sheets of the Company as of December 31, 2019 and December 31, 2018, and related Consolidated (Successor) and Combined (Predecessor) Statements of

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Operations, Comprehensive (Loss), Stockholders’ Equity and Cash Flows for the fiscal years ended December 31, 2019 and December 31, 2018 and for the period from March 15, 2017 through December 31, 2017 are labeled as “Successor.” The Successor consolidated financial statements for the period from March 15, 2017 through December 31, 2017 were prepared reflecting preliminary acquisition accounting and other transaction adjustments resulting from the Diversey Acquisition. The consolidated financial statements for the Successor include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.
Predecessor Period
The Combined Statements of Operations, Comprehensive Income, Invested Equity and Cash Flows for the period from January 1, 2017 through September 5, 2017 do not include adjustments or transactions attributable to the Diversey Acquisition, and are labeled as “Predecessor.” As a result of the application of acquisition accounting as of the closing date of the Diversey Acquisition, the financial statements after the Successor periods and the Predecessor periods are presented on a different basis and are, therefore, not comparable and as such, the results and amounts have been segregated in the respective financial statements.
Prior to the Diversey Acquisition, the Diversey Business existed and functioned as part of the consolidated businesses of Sealed Air and its subsidiaries. The combined financial statements of the Diversey Business were derived from the consolidated financial statements of Sealed Air and its accounting records. These combined financial statements reflect the Diversey Business’ financial position, results of operations, cash flows and changes in invested equity in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated.
These combined financial statements include certain expenses which have been allocated to the Diversey Business from Sealed Air. The allocation of these expenses is based on direct usage when identifiable, or relative percentage of net sales or headcount when direct usage is not identifiable. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses the Company would have incurred as a separate, carve-out company, or of the costs the Company will incur in the future. Following the Diversey Acquisition, Sealed Air continues to provide certain of these services on a transitional and temporary basis for a fee. The amount of fees incurred for the year ended December 31, 2019 and December 31, 2018 and the Successor period March 15, 2017 through December 31, 2017 were approximately $4.5, $24.3 million and $14.8 million, respectively. The total amount of these allocations from Sealed Air was approximately $88.4 million for the Predecessor period January 1, 2017 through September 5, 2017.
Sealed Air maintained a number of share-based compensation programs at a corporate level. Certain of the Diversey Business’ employees participated in those programs, and as such, the Diversey Business was charged a portion of the expenses associated with these programs. See Note 20 for further description of these share-based compensation programs.
The Diversey Business is the sponsor of several defined benefit retirement plans. In addition, Sealed Air sponsored a number of defined benefit retirement plans in which both the Diversey Business and Sealed Air employees participated (“Comingled Plans”). Cost associated with employees of the Diversey Business who participated in those plans is reflected in the predecessor period as an allocated expense. See Note 14 for further description of these defined benefit retirement plans.
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Our consolidated and combined financial statements, which include our subsidiaries and the financial statements of the Diversey Business have been prepared in accordance with U.S. GAAP. All material intercompany accounts and transactions have been eliminated in consolidation. In the opinion of

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
management, all adjustments considered necessary for a fair presentation of the financial statements have been included. The accompanying notes are an integral part of the consolidated and combined financial statements.
Use of Estimates
The preparation of the consolidated and combined financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the closing date of the Diversey Acquisition and at the date of the financial statements, disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods. These estimates include, among other items, assessing the collectability of receivables, the use and recoverability of inventory, the estimation of the fair value of financial instruments, assumptions used in the calculation of income taxes, useful lives and recoverability of tangible assets and goodwill and other intangible assets, assumptions used in our defined benefit pension plans and other post-employment benefit plans, estimates related to self-insurance such as the aggregate liability for uninsured claims using historical experience, insurance and actuarial estimates and estimated trends in claim values, fair value measurement of assets, costs for incentive compensation and accruals for commitments and contingencies. Management reviews these estimates and assumptions periodically and reflects the effects of any revisions in the consolidated and combined financial statements in the period management determines any revisions to be necessary. Actual results could differ materially from these estimates.
Business Combinations
Business combinations are accounted for under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is recorded as goodwill. Fair value determination is subject to a significant degree of estimates.
The determination of the fair value of assets acquired and liabilities assumed involves assessments of factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, external advisors are consulted to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., multiple excess earnings and relief from royalty methods) which is considered to be a Level 3 fair value. Refer to Note 13 for further discussions related to this topic.
The results of operations for businesses acquired are included in the financial statements from the acquisition date.
Principles of Consolidation and Combination
Successor Period
The consolidated financial statements of the Successor include the accounts of the Company. All intercompany accounts and transactions are eliminated in the preparation of the consolidated financial statements.
Predecessor Period
The combined financial statements for the Predecessor include the combined assets, liabilities, revenues and expenses of the Diversey Business. All intercompany accounts and transactions are eliminated in the preparation of the consolidated and combined financial statements.

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Foreign Currency Translation
Our reporting currency is the U.S. dollar. In most cases, non-U.S. based subsidiaries use their local currency as the functional currency for their respective business operations. Assets and liabilities of these operations are translated into U.S. dollars at the end of period exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Resulting cumulative translation adjustments are recorded in “Currency Translation Adjustments” in the Consolidated and Combined Statements of Comprehensive Loss.
Gains and losses from transactions denominated in foreign currencies other than the functional currency of the respective entity are included in the Consolidated and Combined Statements of Operations in Other (income) expense, net.
Impact of Inflation and Currency Fluctuations
Argentina
Economic and political events in Argentina have continued to expose us to heightened levels of foreign currency exchange risk. Accordingly, Argentina has been designated a highly inflationary economy under U.S. GAAP effective July 1, 2018, and the U.S. dollar replaced the peso as the functional currency for our subsidiaries in Argentina. All peso-denominated monetary assets and liabilities are remeasured into U.S. dollars using the current exchange rate available to us, and any changes in the exchange rate are reflected in foreign currency exchange gain (loss) related to our Argentinian subsidiaries on the Consolidated and Combined Statement of Operations. As a result of this designation, we recorded a $11.4 million and $2.4 million remeasurement loss for the years ended December 31, 2019 and December 31, 2018, respectively.
Financial Instruments
We may from time to time use financial instruments, such as cross-currency swaps, interest rate swaps, caps and collars, U.S. Treasury lock agreements and foreign currency exchange forward contracts and options relating to borrowing and trade activities. We may also use these financial instruments from time to time to manage exposure to fluctuations in interest rates and foreign currency exchange rates. We do not purchase, hold or sell derivative financial instruments for trading purposes. We face credit risk if the counterparties to these transactions are unable to perform their obligations. Our policy is to have counterparties to these contracts that are rated at least BBB- by Standard & Poor’s and Baa3 by Moody’s.
Derivative instruments are reported at fair value and establish criteria for designation and the effectiveness of transactions entered into for hedging purposes. Before entering into any derivative transaction, we identify the specific financial risk, the appropriate hedging instrument to use to reduce this risk, and the correlation between the financial risk and the hedging instrument. We use forecasts and historical data as the basis for determining the anticipated values of the transactions to be hedged. We do not enter into derivative transactions that do not have a high correlation with the underlying financial risk trying to be reduced. We regularly review hedge positions and the correlation between the transaction risks and the hedging instruments.
Derivative instruments are accounted for as hedges of the related underlying risks if we designate these derivative instruments as hedges and the derivative instruments are effective as hedges of recognized assets or liabilities, forecasted transactions, unrecognized firm commitments or forecasted intercompany transactions.
We record gains and losses on derivatives qualifying as cash flow hedges in other comprehensive income (loss) to the extent that hedges are effective and until the underlying transactions are recognized as gains or losses in the Consolidated and Combined Statements of Operations.
Generally, our practice is to terminate derivative transactions if the underlying asset or liability matures, is sold or terminated, or if it is determined that the underlying forecasted transactions are no

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
longer probable of occurring. Any deferred gains or losses associated with derivative instruments are recognized in the Consolidated and Combined Statements of Operations over the period in which the income or expense on the underlying hedged transaction was recognized. See Note 12 for further discussion.
Preferred Equity Certificates
Constellation (BC) 2 S.à r.l., was financed in part by preferred equity certificates (PECs), which are commonly used in private equity transactions in Luxembourg for tax planning purposes. PECs are a part of the capital structure and though classified as a debt instrument because they do not have equity rights, they are a capital contribution from the investor and are subordinate to the Senior Secured Credit Facilities and other creditors. See Note 11 for further details on the preferred equity certificates.
Revenue Recognition
On January 1, 2018, we adopted Accounting Standards Codification Topic 606 (ASC 606), Revenue from Contracts with Customers, which provides guidance on how revenue with customers should be recognized. For additional information on our adoption of this accounting standard, see Note 4 for further discussion.
Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing service. Revenue from products and sold equipment is recognized when obligations under the terms of a contract with the customer are satisfied, which generally occurs with the transfer of products or delivery of the equipment. Revenue from service and leased equipment is recognized when the services are provided, or the customer receives the benefit from the leased equipment, which is over time. Service revenue is recognized over time utilizing an input method and aligns with when the services are provided. Typically, revenue is recognized over time using costs incurred to date, which corresponds with the transfer of control. Revenue for leased equipment for the year ended December 31, 2018 was accounted for under ASC Topic 840 Leases. Revenue for the year ended December 31, 2019 was accounted for under ASC Topic 842 Leases.
Our sales policies do not provide for general rights of return. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. We also record estimated reserves for product returns and credits at the time of sale and anticipated uncollectible accounts.
Shipping and Handling Costs
Costs incurred for the transfer and delivery of goods to customers are recorded as a component of cost of sales.
Advertising Expenses
Advertising expenses are expensed as incurred. Advertising expenses were $3.4 million and $4.3 million for the year ended December 31, 2019 and December 31, 2018 as well as $1.3 million and $2.1 million for the Successor period of March 15, 2017 through December 31, 2017 and the Predecessor period of January 1, 2017 through September 5, 2017, respectively. Costs incurred are recorded as a component of Selling, general and administrative expenses within the Consolidated and Combined Statements of Operations.
Research and Development
Research and development costs are expensed as incurred. Research and development costs were $41.2 million and $43.0 million for the years ended December 31, 2019 and December 31, 2018, respectively.
Research and development costs were $16.1 million for the Successor for the period March 15, 2017 through December 31, 2017 and $33.4 million for the Predecessor period January 1, 2017 through September 5, 2017.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Share-Based Compensation — Successor Period
During 2018, the Company implemented a Management Equity Incentive Plan (“MEIP”) and Cash Long-term Incentive Plan (“LTIP”), whereby grants were made pursuant to each plan to certain employees. We recognize expenses related to the fair value of these equity awards in accordance with ASC 718, Compensation-Stock Compensation. See Note 20 for further discussion.
Earnings (Loss) per Share
Basic and Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Vested share-based payment awards that contain non-forfeitable rights to dividends are treated as participating securities and therefore included in computing earnings per common share using the “two-class method.” The two-class method is an earnings allocation formula that calculates basic and diluted net earnings per common share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. Vested share-based payment awards issued under our MEIP are considered participating securities since the holders of these securities are entitled to receive distributions as and when paid by the issuer based upon a waterfall as described in the security holders agreement.
The application of the two class method for the years ended December 31, 2019 and 2018 would have resulted in net losses being allocated to the participating securities. As the MEIP security holders do not participate in losses, there was no allocation of net loss in those periods. As such, 5,915,319 and 5,501,652 shares of MEIP awards were excluded from the computation of weighted average shares outstanding equivalents of the Diluted earnings (loss) per share for the years ended December 31, 2019 and 2018, respectively because their effect would have been anti-dilutive.
In the Predecessor Period, there was no capital structure for the combined business, which was prepared on a carve out basis. Accordingly, the Company has not presented historical earnings per share for the Predecessor Period. Refer to Note 2 for further discussion.
See Note 24 for detailed information about the Company’s earnings per share calculations.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.
We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are intended to be indefinitely reinvested. Where we do not intend to indefinitely reinvest earnings of foreign subsidiaries, we provide for income taxes and foreign withholding taxes, where applicable, on undistributed earnings.
We recognize the benefit of an income tax position only if it is “more likely than not” that the tax position will be sustained. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized. Additionally, we recognize interest and penalties accrued related to unrecognized tax benefits as a component of provision (benefit) for taxes on income.
Predecessor period Income Taxes
The Diversey Business’ taxable income was historically included in the U.S. federal and certain state income tax returns of Sealed Air. In the accompanying combined financial statements, the provision for income taxes for the Diversey Business is computed following the separate return method. On a consolidated

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
basis, Sealed Air had significant tax attributes such as foreign tax credit carryovers and net operating loss carryovers in various jurisdictions around the world. Because the Diversey Business was a part of the same Sealed Air legal entities that generated many of these tax attributes, Sealed Air allocated certain of these attributes to the Diversey Business. The Diversey Business has recorded a tax benefit for these attributes in its separate return tax provision.
The Diversey Business did not maintain taxes payable to and from Sealed Air and we are deemed to settle the annual current tax balances immediately with the legal entities liable for the taxes in the respective jurisdictions. These settlements are reflected as changes in net parent investment. The Consolidated and Combined Statements of Cash Flows reflect cash paid for income taxes including the Diversey Business’ cash taxes paid to tax authorities as well as tax payments which are deemed settled with Sealed Air as the tax payer during these time periods.
Deferred tax assets and liabilities were recognized with respect to the expected future tax consequences of events that have been recorded in the combined financial statements. If it was more likely than not that all or a portion of deferred tax assets would not be realized, a valuation allowance was provided against such deferred tax assets. The assessment of realization of deferred tax assets was performed based on the weight of the positive and negative evidence available to indicate whether the asset was recoverable, including tax planning strategies that are prudent and feasible.
Tax benefits from an uncertain tax position were recognized only if it is more likely than not that the tax position would be sustained upon examination by the taxing authorities based on the technical merits of the position. Tax benefits recognized in the financial statements from such a position were measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Diversey Business evaluates such likelihood based on relevant facts and tax law. See Note 16 for further discussion.
Cash and Cash Equivalents
We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Our policy is to invest cash in excess of short-term operating and debt service requirements in cash equivalents. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of the instruments. Our policy is to transact with counterparties that are rated at least A- by Standard & Poor’s and A3 by Moody’s. Some of our operations are located in countries that are rated below A- or A3. In this case, we try to minimize our risk by holding cash and cash equivalents at financial institutions with which we have existing global relationships whenever possible, diversifying counterparty exposures and minimizing the amount held by each counterparty and within the country in total.
Restricted Cash and Compensating Balances
Restricted cash (which includes compensating balance deposits) is recorded in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets.
Trade Receivables, Net
In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria. Trade receivables, which are included on the Consolidated Balance Sheets, are net of allowances for doubtful accounts. We maintain trade receivable allowances for estimated losses resulting from the likelihood of failure of our customers to make required payments. An additional allowance may be required if the financial condition of our customers deteriorate. We charge-off trade receivables after all standard collection procedures have been applied without success.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Inventories
Inventories are stated at the lower of cost or net realizable value, as determined by the first-in, first-out method. Costs related to inventories include raw materials, direct labor and manufacturing overhead which are included in cost of sales on the Consolidated Balance Sheets. See Note 6 for further discussion.
Property and Equipment, Net
Property and equipment acquired in the Diversey Acquisition were recorded at fair value as of the acquisition date and are depreciated over their estimated remaining useful lives using the straight-line method.
We state property and equipment at cost, including the fair value of any asset retirement obligations upon initial recognition of the liability, except for the fair value of acquired property and equipment that have been impaired, for which we reduce the carrying amount to the estimated fair value at the impairment date. We capitalize significant improvements and charge repairs and maintenance costs that do not extend the lives of the assets to expense as incurred. We depreciate the cost of property and equipment over their estimated useful lives using the straight-line method over the estimated useful lives of the assets:
Asset Type	Useful Life
Building and building equipment	20 – 40 years
Machinery and equipment	5 – 10 years
Other property and equipment	2 – 10 years
We remove the cost and accumulated depreciation of assets sold or otherwise disposed of from the accounts and recognize any resulting gain or loss upon the disposition of the assets. See Note 7 for further discussion.
Free on Loan Equipment
We have sales arrangements in which certain equipment, an inventory item, is provided to customers for “free on loan” or at “no charge” on the condition that the customer purchases a minimum amount of related consumables for use with the equipment. Providing equipment to customers in this manner is part of a sales strategy that ensures the long-term and continued use by the end customer of our consumable products (e.g. chemical cleaning solutions). This practice is common in the markets we serve. Under these sales arrangements, we assign all revenue to the delivery of consumables and the equipment is depreciated over the equipment’s useful life or the life of the customer program, whichever is shorter. The equipment is classified as part of other non-current assets on our Consolidated Balance Sheets. See Note 9 for further discussion.
Asset Retirement Obligations
We record asset retirement obligations at fair value at the time the liability is incurred if a reasonable estimate of fair value can be made. Accretion expense is recognized as an operating expense using the credit-adjusted risk-free interest rate in effect when the liability was recognized. The associated asset retirement obligations are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining useful life of the asset. The useful lives of property and equipment are discussed previously in the Property and equipment, net section.
Goodwill and Identifiable Intangible Assets
Goodwill represents the excess of purchase price over the fair values of underlying net assets acquired in an acquisition. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis in the fourth quarter, using a measurement date of October 1st. However, these tests are performed more

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
frequently if events or changes in circumstances indicate that the asset may be impaired. The fair value methodology is based on prices of similar assets or other valuation methodologies including discounted cash flow techniques.
When testing goodwill and indefinite-lived intangible assets for impairment, we first have an option to assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that an impairment exists. Such qualitative factors may include the following: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant entity-specific events. In the event the qualitative assessment indicates that an impairment is more likely than not, we would be required to perform a quantitative impairment test, otherwise no further analysis is required.
For indefinite-lived intangible assets, such as trade names, each year and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss for the excess of book value over the fair value, if any. In addition, in all cases of an impairment review we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate. See Note 8 for further discussion.
Long-Lived Assets
Impairment and Disposal of Long-Lived Assets
For definite-lived intangible assets, such as customer relationships, contracts, intellectual property, and for other long-lived assets, such as property and equipment, whenever impairment indicators are present, we perform a review for impairment. We calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over the fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.
Definite-lived intangible assets, such as trade names and customer relationships are amortized over their estimated economic lives, generally for periods ranging from 20 to 30 years. The reasonableness of the useful lives of these assets is regularly evaluated. Once these assets are fully amortized, they are removed from the balance sheet. We evaluate these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.
Investment in Unconsolidated Subsidiary
Through all of the year ended December 31, 2018 and through the majority of the year ended December 31, 2019, we held a 19.38% investment in Virox Technologies, Inc., (“Virox”) a manufacturer of accelerated hydrogen peroxide-based products for infection prevention (“AHP”). Diversey and Virox were parties to inter-entity transactions. These included a royalty agreement, a supply agreement and a distribution agreement. The Company was also a member of the board of directors with 20% voting rights. As a result, management had determined that the Company has significant influence over Virox and therefore accounted for the investment under the equity method of accounting.
On December 17, 2019, Diversey acquired all Intellectual Property (IP) of Virox Holdings, Inc. and Virox International Holdings, Inc., including patents, trademarks, copyrights, trade secrets, third party licenses, all technology, regulatory master registrations (EPA, Biocidal Products Regulations) and other rights and licenses required to operate the IP. The IP was valued at $37.4 million (cash purchase agreement of $34.2 million and a non-exclusive license back to Virox of that IP for specific sectors (excluding healthcare), valued at $3.2 million).
See Note 5 and Note 18 for further discussions.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Commitment and Contingencies — Litigation
On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made. We expense legal costs, including those legal costs expected to be incurred in connection with a loss contingency, as incurred.
Self-Insurance
We accrue for outstanding reported claims and claims that have been incurred but not reported based upon management’s estimates of the aggregate liability for retained losses using historical experience, insurance company estimates and the estimated trends in claim values. Our estimates include management’s and independent insurance companies’ assumptions regarding economic conditions, the frequency and severity of claims and claim development patterns and settlement practices. These estimates and assumptions are monitored and evaluated on a periodic basis by management and are adjusted when warranted by changing circumstances. Although management believes it has the ability to adequately project and record estimated claim payments, actual results could differ significantly from the recorded liabilities.
Pensions and Other Postemployment Benefits
In connection with the Diversey Acquisition, we assumed certain defined benefit plans and other long-term employee benefit obligations and acquired certain related plan assets for current employees of our subsidiaries. In addition to the defined benefit obligations assumed in connection with the Diversey Acquisition, we implemented a replacement retiree health care reimbursement plan for certain U.S. employees.
Defined benefit plans specify an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation. The net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior periods. These benefits are then discounted to determine the present value of the obligations and are then adjusted for the impact of any unamortized prior service costs. As required by ASC 805 Business Combinations, all unamortized prior service costs and actuarial gains (losses) existing at the closing date of the Diversey Acquisition were eliminated in the determination of the fair value of the pension funded status at acquisition. The net obligation is then determined with reference to the fair value of the plan assets, if any. The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the obligations. The calculations are performed by qualified actuaries using the projected unit credit method.
We currently expect our contributions to these plans to be approximately $7.8 million in 2020. Refer to Note 14 for additional information related to these plans.
Successor period
The implementation of the replacement retiree health care reimbursement plan for certain U.S. employees was considered the initiation of a new plan. The accumulated benefit obligation was calculated by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior periods. These benefits were then discounted to determine the present value of the obligations. The discount rate used was the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the obligations. In

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
accordance with ASC 715 -Compensation — Retirement Benefits, the amount of the accumulated benefit obligation on the initiation date was accounted for as prior service cost and was deferred as a component of accumulated other comprehensive income (loss) and amortized over the period benefited.
Predecessor period
For a number of our international employees, we maintained defined benefit pension plans. We made certain assumptions, as required, regarding the valuation of projected benefit obligations and the performance of plan assets for our defined benefit pension plans.
Assumptions made by our third party actuaries were reviewed and approved by the Company. The principal assumptions concerned the discount rate used to measure future obligations, the expected future rate of return on plan assets, the expected rate of future compensation increases and various other actuarial assumptions. The measurement date used to determine benefit obligations and plan assets was December 31 for all material plans (November 30 for non-material plans).
New Accounting Guidance
We consider the applicability and impact of all Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB). ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated and combined financial statements.
Recently Adopted Pronouncements
Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), (“ASU 2014-09”) and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016, December 2016, and May 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, and ASU 2017-10, respectively, (ASU 2014-09, ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2017-05, ASU 2016-20, and ASU 2017-10 collectively, Topic 606). Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, ASU 2014-09 expands and enhances disclosure requirements which require disclosing sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This includes both qualitative and quantitative information. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”). The amendments in ASU 2015-14 delay the effective date of ASU 2014-09 by one year to annual reporting periods beginning after December 15, 2018 and allow early adoption as of the original public entity effective date. The amendments in ASU 2016-08, ASU 2016-10 and ASU 2016-12 are effective in conjunction with ASU 2015-14.
The guidance permits two methods of adoption: full retrospective in which the standard is applied to all of the periods presented or modified retrospective where an entity will have to recognize the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings. We adopted the modified retrospective method on January 1, 2018, the impact of which was immaterial and is discussed further in Note 4.
Income Statement — Reporting Comprehensive Income
In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Income (“ASU 2018-02”). ASU 2018-02 permits entities to reclassify tax effects stranded in accumulated other comprehensive income as a result of the Tax Act to retained earnings. Entities that elect to reclassify these amounts must reclassify stranded tax effects related to the change in federal tax rate for all items accounted for in accumulated other comprehensive income. These entities can also elect to reclassify other stranded tax effects that relate to the Tax Act but do not directly relate to the change in the federal rate. Tax effects that are stranded in accumulated other comprehensive income for other reasons may not be reclassified. Entities also are required to make new disclosures, regardless of whether they elect to reclassify stranded amounts. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted for periods for which financial statements have not yet been issued or made available for issuance, including in the period the Tax Act was enacted. We adopted ASU 2018-02 on January 1, 2019. The adoption of this ASU did not have a material impact on our consolidated and combined financial statements.
Statement of Cash Flows — Restricted Cash
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that entities include restricted cash and restricted cash equivalents with cash and cash equivalents in the beginning-of-period and end-of-period total amounts shown on the Statement of Cash Flows. The amendments in ASU 2016-18 are effective for fiscal years beginning after December 15, 2018, including interim reporting periods within those fiscal years. Early adoption, including adoption in interim periods, is permitted for all entities. Retrospective transition method is to be applied to each period presented. We adopted ASU 2016-18 on January 1, 2019. The adoption of this ASU is reflected in our Consolidated and Combined Statements of Cash Flows.
Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) — Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 provides guidance on eight specific cash flow issues in regard to how cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in ASU 2016-15 are effective for fiscal years beginning after December 15, 2018, including interim periods within those years, with early adoption permitted. We adopted ASU 2016-15 on January 1, 2019. The adoption of this ASU which had an impact related to the classification of the Company’s contingent consideration payments and cash received from the collection of deferred factored receivables is reflected in our Consolidated and Combined Statements of Cash Flows.
Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 812) (“ASU 2017-12”). This ASU makes certain targeted improvements to the application of the hedge accounting guidance in current U.S. GAAP with the objective of improving the financial reporting for hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. The amendments in ASU 2016-01 and 2018-16 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any period after the issuance of ASU 2017-12. All transition requirements and elections should be applied to hedging relationships existing on the date of adoption. The effect should be reflected as of the beginning of the fiscal year of adoption. We adopted ASU 2017-12 on January 1, 2019. The adoption of this ASU did not have a material impact on our consolidated and combined financial statements.
Leases
In February 2016, the FASB issued ASU 2016-02,Leases (“Topic 842”), (“ASU 2016-02”) and issued subsequent amendments to the initial guidance in January 2018, July 2018, December 2018, and March 2019 (ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20, and ASU 2019-01 collectively, Topic 842). The

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The updated guidance requires a modified retrospective adoption.
Effective January 1, 2019, we adopted ASU 2016-02, which amended authoritative guidance on leases and is codified in ASC 842. The amended guidance requires lessees to recognize most leases on their balance sheets as right-of-use assets along with corresponding lease liabilities. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. The new standard also requires increased disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The FASB’s authoritative guidance provides companies with the option to apply this ASU to new and existing leases within the scope of the guidance as of the beginning of the period of adoption. We elected this transition method of applying the new lease standard and have recognized right-of-use assets, lease liabilities, and any cumulative-effect adjustments to the opening balance of retained earnings as of January 1, 2019. Prior period amounts were not adjusted and will continue to be reported under the accounting standards in effect for those periods.
The adoption of the new standard did have a material impact to our consolidated balance sheet. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of $106.8 million and $106.8 million, respectively. The adoption of the new standard did not have a material impact on the consolidated and combined statement of comprehensive income or the consolidated and combined statement of cash flows.
The cumulative effect of the changes made to our Consolidated Balance Sheet as of January 1, 2019 for the adoption of ASC 842 was as follows:
(in millions)	Balance at December 31, 2018	Adjustments Due to ASC 842	Balance at January 1, 2019
Assets
Finance lease asset	$—	$2.5	$2.5
Operating lease asset	$—	$106.5	$106.5
Property, plant and equipment, net	$206.8	$(2.2)	$204.6
Liabilities
Finance lease liabilities, current	$—	$1.2	$1.2
Operating lease liabilities, current	$—	$35.0	$35.0
Current portion of long-term debt	$18.5	$(1.2)	$17.3
Finance lease liabilities, non-current	$—	$1.2	$1.2
Operating lease liabilities, non-current	$—	$72.7	$72.7
Long-term debt	$2,444.3	$(1.0)	$2,443.3
Other non-current liabilities	$280.9	$(1.1)	$279.8
Upon adoption of the new standard on January 1, 2019, we elected the package of practical expedients provided under the guidance. The practical expedient package applies to leases commenced prior to adoption of the new standard and permits companies not to reassess whether existing or expired contracts are or contain a lease, the lease classification, and any initial direct costs for any existing leases.
We have elected to not separate the lease and non-lease components within the lessee contract. Non-lease components are typically present only in our real estate lease portfolio (buildings, land, and storage), and comprised an insignificant portion of the total expense; therefore, the Company is electing the practical

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
expedient to not separate lease and non-lease components. Consequently, all fixed payments associated with the lease are included in the right-of-use asset and the lease liability. These costs often relate to the payments for a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs in addition to a base rent. Any variable payments related to the lease will be recorded as lease expense when and as incurred. The separation and allocation of lease and non-lease components was not elected for historical accounting.
Additionally, we did not elect the practical expedient under ASU No. 2018-01, which allows an entity to not re-assess whether any existing land easements are or contain leases. See Note 9 for further discussion.
Credit Losses — Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments(“ASU 2016-13”) and issued subsequent amendments to the initial guidance in November 2018, April 2019 and November 2019 (ASU 2018-19, ASU 2019-04 and ASU 2019-11, collectively Topic 326). ASU 2016-13 requires entities to measure all expected credit losses for most financial assets held at the reporting date based on an expected loss model, which includes historical experience, current conditions, and reasonable and supportable forecasts. Entities will now use forward-looking information to better form their credit loss estimates. This ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. ASU 2016-13 is effective for annual periods beginning after December 15, 2020, including interim periods within those fiscal periods. Entities may adopt earlier as of the fiscal year beginning after December 15, 2018, including interim periods within those fiscal years.
The Company adopted ASC 326 on January 1, 2020, and has applied the new standard modified retrospectively. Therefore, it will recognize cumulative-effect adjustments to the opening balance of its retained earnings beginning January 1, 2020. The overall expected impact on transition to ASC 326 is a decrease between $7.5 million and $11.5 million in net assets, consisting of reductions in Trade receivables, net and reductions in Other non-current assets.
Recently Issued Accounting Standards
We consider the applicability and impact of all Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB). ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated and combined financial statements.
Income Taxes, Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, Income Taxes, Simplifying the Accounting for Income Taxes (“Topic 740”). The Accounting Standards Update (ASU) eliminates certain exceptions to the guidance in Accounting Standards Codification (ASC or Codification) 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance also clarifies that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements, but they could elect to do so. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are currently in the process of evaluating this standard update.

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40) — Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40) — Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. Costs to develop or obtain internal-use software that cannot be capitalized under Subtopic 350-40, such as training costs and certain data conversion costs, cannot be capitalized for a hosting arrangement that is a service contract. The amendments in this ASU also require the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. We are currently in the process of evaluating this standard update.
Compensation — Retirement Benefits — Defined Benefit Plans — General (Subtopic 715-20) — Disclosure framework — Changes to the Disclosure Requirements for Defined Benefit Plans
In August 2018, the FASB issued ASU 2018-14, Compensation — Retirement Benefits — Defined Benefit Plans — General (Subtopic 715-20): Disclosure framework — Changes to the Disclosure Requirements for Defined Benefit Plans (“ASU 2018-14”). ASU 2018-14 modifies the disclosure requirements for employers that sponsor defined benefit pension or other post-employment plans by removing and adding certain disclosure requirements under Subtopic 715-20.
ASU 2018-14 is effective for fiscal years ending after December 15, 2020, for public business entities and for fiscal years ending after December 15, 2021, for all other entities. Early adoption is permitted for all entities. The amendments should be applied on a retrospective basis for all periods presented. We are currently in the process of evaluating this new standard update.
Fair Value Measurement — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the FASB issues ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”).The amendments in ASU 2018-13 included removals, modifications and additions of certain disclosure requirements under Topic 820. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. We are currently in the process of evaluating this new standard update.
Compensation — Stock Compensation — Improvements to Nonemployee Share-Based Payment Accounting
In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) and issued subsequent amendments to the initial guidance in November 2019 (ASU 2019-08, collectively, Topic 718). This ASU simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. ASU 2018-07 supersedes the guidance in ASC 505-50 -Equity-Based Payments to Nonemployees, and expands the scope of ASC 718 to include share-based payments granted to nonemployees exchange for goods or services used or consumed in an entity’s own operations and to employees and nonemployees of an equity method investee for goods or services used or consumed in the investee’s operations.
The amendments are effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 718. These amendments did not impact our consolidated and combined financial statements.

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
NOTE 4 — REVENUE RECOGNITION
Effective January 1, 2018, we adopted Accounting Standards Codification Topic 606, Revenue from Contract with Customers and the related amendments (“ASC 606”) Under ASC 606, we recognize revenue from contracts with customers using the following five-step model: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) we satisfy a performance obligation. Performance obligations are satisfied upon transfers of control of a good or service to a customer. We recognize revenue based on the expected amount of consideration to be received for the provided goods or services, taking into account the expected value of variable consideration.
Description of Revenue Generating Activities
The Company provides high-performance cleaning, sanitation and hygiene products for the food safety and service, food and beverage plant operations, healthcare, floor care, housekeeping and room care, laundry and hand care markets. In addition, the Company offers a wide range of value-added solutions, including food safety and application training and consulting, as well as auditing of hygiene and water management. Many of our products are sold through distributors who then sell the product to end users.
Identify Contract with Customer
For an agreement to qualify as a contract under ASC 606, the agreement must create substantive enforceable rights and obligations. Indicators of enforceability for our contracts include, but are not limited to, minimum purchase or spend obligations coupled with early termination penalties for the customer.
In the event a contract does not have a minimum purchase obligation nor contain any of the provisions to establish enforceable rights and obligations, part of the contract may still be enforceable when a purchase order is issued and the purchase order relates to a section of the agreement. Most of the Company’s contracts do not contain minimum purchase obligations or early termination penalties for the customer.
Performance Obligations
A performance obligation must include a promise to deliver goods or services whereby the good or service must be distinct in the contract. For Diversey, the most common examples of distinct performance obligations are consumables, training, equipment sales, installation, and maintenance. Dosing and dispensing equipment provided to customers (“free on loan”) are typically identified as separate lease components within the scope of Topic 840. The other goods or services promised in the contract are not identified as performance obligations when they are not separate, distinct, or material.
Transaction Price and Variable Consideration
Our contracts contain fixed and variable components. Diversey’s variable considerations include, but are not limited to, rebates, prebates, discounts, and returns. The amount of variable consideration is estimated at contract inception by using the most likely amount method pending on the nature of the variable consideration. Such variable consideration is re-evaluated each reporting period, and accruals are booked based on the re-evaluated estimates and variable consideration recognized to date.
Charges for rebates and other allowances are recognized as a deduction from revenue on an accrual basis in the period in which the associated revenue is recorded. When we estimate our rebate accruals, we consider customer-specific contractual commitments including stated rebate rates and history of actual rebates paid. Our rebate accruals are reviewed at each reporting period and adjusted to reflect data available at that time. We adjust the accruals to reflect any differences between estimated and actual amounts. These adjustments impact the amount of net sales recognized by us in the period of adjustment. Charges for rebates and other allowances were 26.2%, 25.4% and 26.6% of gross sales for the periods ended December 31, 2019, December 31, 2018, and the Successor period March 15, 2017 to December 31, 2017 respectively.

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Allocation of Transaction Price
Diversey allocates the transaction price to performance obligations in proportion to their standalone selling prices. Diversey obtains the transaction price of performance obligations by using the selling prices for performance obligations with observable prices sold on a standalone basis. When observable prices are not readily available, Diversey estimates the standalone selling prices by using the expected cost plus a margin approach.
Satisfaction of Performance Obligations
The timing of revenue recognition depends on the nature of each performance obligation. In general, the time between when a performance obligation is satisfied and when billing and payment occur is closely aligned, with the exception of revenue for services, which is satisfied over the life of the contract. The sale of goods is recorded at a point in time when the customer obtains control of the asset. Transfer of control is indicated when Diversey has a present right to payment for the goods, the customer has legal title to the asset, Diversey has transferred physical possession of the goods to the customer, the customer has the significant risks and rewards of ownership of the goods, and the customer has accepted the goods. Revenue for services, such as maintenance or training, that are performed over the life of a contract are recognized based on the activity Diversey expects to undertake to fulfill the performance obligation.
Disaggregated Revenue
Diversey adopted the new revenue recognition standard by performing an analysis of all contracts and revenue streams by region. For the year ended December 31, 2019 and December 31, 2018 revenues from contracts with customers summarized by region were as follows:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
Europe	$1,186.9	$1,227.8
North America	574.8	564.3
Asia Pacific	371.6	381.4
Middle East and Africa	255.6	253.3
Latin America	203.0	225.9
Topic 606 Revenue	2,591.9	2,652.7
Non-Topic 606 Revenue (Leasing: Sales-type and Operating)	32.0	35.4
Total	$2,623.9	$2,688.1
Contract Balances
Timing differences occur when billing precedes or succeeds the satisfaction of the corresponding performance obligation. If the timing differences between billing and services recognized over time is significant, Diversey records a liability (unearned revenue) and does not recognize revenue until the performance obligation is satisfied. There were no material timing differences that led to contract liabilities as of December 31, 2019 and December 31, 2018.
Assets recognized for the costs to obtain a contract
In certain instances, we incur incremental direct costs of a transaction, such as prebates, equipment provided free on loan, or other related expenses in the contract negotiation phase. Because these costs are likely incurred to transition to a new relationship or to entice a customer into a long-term relationship, these costs are considered costs to obtain a contract under ASC 606, and accordingly, are deferred and amortized

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
over the period in which revenue is recognized, provided that unamortized deferred costs are considered recoverable. These amounts are recorded within other non-current assets on the Company’s Consolidated Balance Sheets.
NOTE 5 — ACQUISITIONS
Virox IP Acquisition
On December 17, 2019, Diversey acquired all Intellectual Property (IP) of Virox Holdings, Inc. and Virox International Holdings, Inc., including patents, trademarks, copyrights, trade secrets, third party licenses, associated income, all technology, regulatory master registrations (EPA, Biocidal Products Regulations) and other rights and licenses required to operate the IP. The IP is valued at $37.4 million (cash purchase agreement of $34.2 million and a non-exclusive license back to Virox of that IP for specific sectors (excluding healthcare), valued at $3.2 million).
As part of the transaction, Virox also acquired Diversey’s shares held in Virox Holdings, Inc., and Virox International Holdings Inc, by way of a cash purchase agreement of $27.1 million. The investment in the joint venture was initially recognized at fair value as part of the Diversey Acquisition. The difference of $13.0 million between the investments fair value of $27.1 million and its carrying amount of $14.1 million was recorded in our Consolidated and Combined Statement of Operations as part of Other (income) expense, net. As a result of the total transaction, we paid a net cash amount of $6.3 million.
Zenith Acquisition
On April 16, 2018, we acquired 100% of the voting interests of Zenith Hygiene Group PLC (“Zenith”) for $133.6 million (the “Zenith Acquisition”). Based in Hertfordshire, England, Zenith manufactures and distributes a wide, high-quality range of cleaning and hygiene products serving customers in the healthcare, food service, hospitality, leisure and facilities management, pharmaceutical and food and beverage processing industries. This acquisition further expanded the Company’s footprint in Western Europe and the results of operations for this business are reported within the Europe business segment. The Zenith Acquisition was accounted for as a business combination in accordance with ASC 805 — Business Combinations, using the acquisition method of accounting.
The determination of fair values of acquired intangible assets and property and equipment, involves a variety of assumptions, including estimates associated with remaining useful lives. The identifiable intangible assets are comprised of $18.9 million of definite-lived trade names, $48.6 million of customer relationships and $6.9 million of non-compete agreements.
The final determination of goodwill in the amount of $47.8 million was recognized for the Zenith Acquisition as the excess of consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets, including an assembled workforce, which cannot be individually identified and separately recognized. The recorded goodwill is not deductible for tax purposes.
The following table summarizes the finalized fair values of the net assets acquired as of the April 16, 2018 acquisition date:

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)
Cash and cash equivalents	$2.1
Trade receivables	17.4
Other receivables	0.7
Inventories	9.3
Prepaid expenses and other current assets	1.1
Property and equipment	7.3
Identifiable intangible assets	74.4
Other non-current assets	10.6
Accounts payable	(17.7)
Other current liabilities	(4.2)
Deferred income taxes, net	(14.4)
Other non-current liabilities	(0.8)
Net assets acquired before goodwill on acquisition	85.8
Goodwill on acquisition	47.8
Net assets acquired	$133.6
The Zenith acquisition contributed total revenue of $67.8 million and net loss of $7.4 million for the year ended December 31, 2018.
The inclusion of Zenith in our consolidated and combined financial statements is not deemed material with respect to the requirement to provide pro forma results of operations in ASC 805. As such, pro forma information is not presented.
Twister Acquisition of Twister Holding AB
On December 19, 2017, we acquired 100% of the equity of Twister Holding AB (“Twister”) for cash consideration of $51.2 million, which includes the repayment of third party debt at closing. Twister is the owner of Twister™, a patented system for daily cleaning and polishing of hard floors, including cement, using floor pads infused with billions of microscopic diamonds which clean and polish the floor mechanically using no chemicals. We believe that this acquisition will allow us to achieve our goal of being a global leader in providing floor owners with effective, innovative and sustainable solutions for cleaning and maintenance. The results of operations for this business are reported in our North America and Europe segments depending on the origin of revenue.The recorded goodwill is not deductible for tax purposes.
The following table summarizes the final fair values of the net assets acquired as of the December 19, 2017 acquisition date:

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)
Cash and cash equivalents	$0.6
Trade receivables	2.2
Inventories	3.0
Prepaid expenses and other current assets	0.3
Property, plant and equipment	0.2
Identifiable intangible assets	28.9
Accounts payable	(0.8)
Other current liabilities	(0.8)
Deferred taxes on income	(6.8)
Net assets acquired before goodwill on acquisition	26.8
Goodwill on acquisition	24.4
Net assets acquired	$51.2
The inclusion of Twister Holding AB in our consolidated and combined financial statements is not deemed material with respect to the requirement to provide pro forma results of operations in ASC 805. As such, pro forma information is not presented.
Daylight Medical, Inc.
On April 1, 2017, we acquired the UVC disinfection portfolio of Daylight Medical, Inc., a manufacturer of innovative medical devices, as part of its North America segment. The fair value of the consideration transferred was approximately $25.2 million which included $3.5 million of cash paid at closing as well as a fair value considerations of $21.7 million. The fair value consideration consisted of $14.4 million of consideration which is not contingent on any future events and which will be paid in the future and $7.3 million for liability-classified contingent consideration.
The inclusion of Daylight Medical Inc. in our consolidated and combined financial statements is not deemed material with respect to the requirement to provide pro forma results of operations in ASC 805. As such, pro forma information is not presented.
Diversey Acquisition
On March 25, 2017, the Company entered into the Purchase Agreement with Sealed Air pursuant to which the Company would acquire the Diversey Business from Sealed Air for a contractual purchase price of $3,200.0 million subject to adjustments to the purchase price for working capital and debt like items. The acquisition closed on September 6, 2017 for a preliminary purchase price of $3,026.5 million. The Company and Sealed Air completed the final determination of the purchase price of $3,034.8 million during the second quarter of 2018.
The Diversey Acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, using the acquisition method of accounting. The determination of fair values of acquired intangible assets and property, plant and equipment, involves a variety of assumptions, including estimates associated with remaining useful lives.
The following table summarizes the final fair values of the net assets acquired as of the September 6, 2017 acquisition date:

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)
Cash and cash equivalents	$131.2
Trade receivables	481.0
Other receivables	63.6
Inventories	264.4
Prepaid expenses and other current assets	42.7
Property and equipment	189.1
Identifiable intangible assets	2,415.4
Other non-current assets	247.5
Accounts payable	(315.6)
Other current liabilities	(329.5)
Long-term debt, including current portion	(3.4)
Deferred income taxes, net	(279.0)
Other non-current liabilities	(307.2)
Net assets acquired before goodwill on acquisition	2,600.2
Goodwill on acquisition	434.6
Net assets acquired	$3,034.8
The finalization of the valuations and other analysis resulted in the refinement of assumptions that impact not only the recognized values assigned to assets acquired and liabilities assumed, but also amortization, depreciation and income tax expense. The finalization resulted in certain measurement period adjustments in 2018.
The determination of fair values of acquired assets and liabilities assumed involves a variety of assumptions and judgments. The fair values of our intangible assets were determined using the Income Approach which measures the value of an intangible asset based on the present value of its future economic benefits. This approach converts future economic benefits to a single current amount by discounting the future benefits at a rate of return sufficient to satisfy the risks and rewards associated with ownership of similar assets. This measurement reflects current market expectations regarding its future economic benefits. The Income Approach is a non-recurring Level Three fair value assessment.
The determination of the deferred income taxes for the differences between the recorded amounts of assets acquired and liabilities assumed and their respective tax bases, including acquired net operating loss and credit carryforwards, involves a significant amount of analysis and judgment. In addition, changes to the recorded amounts of assets acquired and liabilities assumed will result in changes to the amount of deferred income taxes recorded.
The final determination of goodwill in the amount of $434.6 million was recognized for the Diversey Acquisition as the excess of consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets, including an assembled workforce, acquired for purposes of creating a standalone entity, which cannot be individually identified and separately recognized. The recorded goodwill is not deductible for tax purposes.
In connection with the Diversey acquisition, the Company incurred $3.6 million and $38.0 million of merger and acquisition-related costs for the year ended December 31, 2018 and the Successor period from March 15, 2017 to December 31, 2017, respectively. These costs are included as part of merger and acquisition-related costs on the Successor Consolidated Statements of Operations.
The Purchase Agreement also includes indemnification provisions with respect to certain tax liabilities. The Purchase Agreement generally provided that Sealed Air retained income tax liabilities accrued as of the

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Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
date of the Acquisition related to reserves for unrecognized tax benefits. At the date of acquisition, we recorded an indemnity receivable from Sealed Air of $64.7 million related to these indemnified matters, and it was recorded as a component of Other non-current assets. See Note 16 for details regarding information regarding the indemnification asset and related unrecognized tax benefit. .
NOTE 6 — FINANCIAL STATEMENT DETAILS
Inventories, net
As of December 31, 2019 and 2018, our net inventory balances were:
(in millions)	December 31, 2019	December 31, 2018
Raw materials	$36.3	$43.3
Work in process	3.5	2.4
Finished goods	169.2	191.6
	$209.0	$237.3
At the time of the Diversey acquisition, the fair value of acquired inventories was determined in accordance with ASC 805, Business Combinations.
Factoring of Trade Receivables
On November 15, 2018, Diversey entered into a Master Agreement with Factofrance, S.A. (“Factofrance”) to sell certain trade receivables, without recourse, of eight Diversey companies located in the U.K., Spain, France, Netherlands, Poland, Germany, Italy and Portugal under individually executed Receivable Purchase Agreements (“RPAs”). Factofrance charges a 0.10% factoring fee and a 0.05% Debtor Credit Default commission on the face value of receivables sold and paid. In addition, Factofrance charges a financing fee, as defined, based on Factofrance advances made on remaining uncollected receivables. Factofrance also charges a quarterly commitment fee of 0.10% of the Maximum Total Funding Amount which is €150 million ($167.7 million U.S. dollars at December 31, 2019).
We accounted for transfers of receivables pursuant to the RPAs as a sale and removed them from our consolidated balance sheets. We maintained a “beneficial interest,” or a right to collect cash, in the sold receivables in which we do not immediately collect cash. Cash receipts from the beneficial interests on sold receivables (which are cash receipts on the underlying trade receivables that have already been sold in these agreements) are classified as investing activities and presented as cash receipts on sold receivables on our consolidated statements of cash flows.
The Diversey companies are required to maintain a restricted cash collateral account pursuant to the Master Agreement in order to secure the full and punctual payment, performance and discharge of all payments due to Factofrance. From the program inception through the beginning of September 2019, the amount of such cash collateral was 7.5 million euros, being five percent of the Maximum Total Funding Amount. In September 2019, the amount of cash collateral was decreased to a total of 4.4 million euros ($4.9 million U.S. dollars at December 31, 2019). The Diversey companies are also required to service the receivables sold without fee.
For the years ended December 31, 2019 and 2018, the Company sold $553.4 million and $53.5 million of receivables to Factofrance and received advances from Factofrance of $459.9 million and $32.7 million. The difference of $93.5 million and $20.8 million is recognized as a receivable due from Factofrance, net of fees and reserves, in Trade receivables in the Consolidated Balance Sheet. For the years ended December 31, 2019 and 2018, we collected from our customers and remitted to Factofrance $463.6 million and $3.4 million, respectively.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
The Funded Status, which is defined as the balance of outstanding receivables purchased, less holdbacks and reserves, as of December 31, 2019 and December 31, 2018 was $35.9 million and $29.9 million, respectively.
Prepaid Expenses and Other Current Assets
As of December 31, 2019 and 2018, the components of prepaid expenses and other current assets were as follows:
(in millions)	December 31, 2019	December 31, 2018
Prepaid expenses	$37.8	$36.1
Restricted cash and compensating balance deposits	8.8	8.9
Other current assets	7.1	5.4
	$53.7	$50.4
Other Non-current Assets
As of December 31, 2019 and 2018, the components of other non-current assets were:
(in millions)	December 31, 2019	December 31, 2018
Dosing and dispensing equipment	$181.2	$161.2
Tax indemnification asset	27.6	34.8
Lease receivables	40.5	39.8
Deferred financing fees – Revolver	2.1	3.3
Investment in equity investee (Virox) (Note 5)	—	12.6
Restricted cash	5.2	8.2
Finance lease right-of-use assets, net	5.5	—
Operating lease right-of-use assets, net	89.1	—
Other non-current assets	32.6	23.7
	$383.8	$283.6
Depreciation expense for our dosing and dispensing equipment for the year ended was December 31, 2019 and December 31, 2018 was $71.3 million and $59.4 million, respectively.
Depreciation expense for our dosing and dispensing equipment for the Successor period from March 15, 2017 through December 31, 2017 was $18.1 million, and for the Predecessor period from January 1, 2017 through September 5, 2017 was $30.7 million.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Other Current and Non-current Liabilities
As of December 31, 2019 and 2018, the components of other current liabilities were:
(in millions)	December 31, 2019	December 31, 2018
Accrued salaries, wages and related costs	$109.6	$100.1
Accrued customer volume rebates	148.9	112.7
Contingent consideration	3.5	—
Value added, general and sales tax payable	41.5	47.9
Accrued interest payable	30.1	31.0
Income taxes payable	19.4	25.4
Operating lease liabilities	31.9	—
Other accrued liabilities	63.9	78.5
	$448.8	$395.6
As of December 31, 2019 and 2018, the components of other non-current liabilities were:
(in millions)	December 31, 2019	December 31, 2018
Defined benefit pension plan liability (Note 14)	$167.6	$185.9
Other post-employment benefit plan liability (Note 15)	1.8	1.6
Unrecognized tax benefits (Note 16)	58.0	48.8
Contingent consideration (Note 13)	9.0	21.9
Asset retirement obligations	5.6	5.9
Operating lease liabilities	59.0	—
Other non-current liabilities	20.0	16.8
	$321.0	$280.9
Other (Income) Expense, Net
The following table provides details of our other (income) expense, net for the years ended December 31, 2019 and 2018:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
Interest income	$(7.5)	$(5.8)
Unrealized foreign exchange loss	10.7	1.8
Realized foreign exchange loss (gain)	0.7	(16.7)
Non-cash pension and other post-employment benefit plan (Note 14 & Note 15)	(8.8)	(10.5)
Adjustment of tax indemnification asset(a)	7.1	31.0
Factoring fees	3.4	0.6
Other, net	0.4	0.4
Total other (income) expense, net	$6.0	$0.8

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(a)
The tax indemnification adjustment reflects a release of the Company’s tax indemnification asset. The release was due to the lapse of statute of limitations for unrecognized tax benefits. See Note 16 for further discussion.

The following table provides details of our other (income) expense, net for the as well as for the Successor period from March 15, 2017 through December 31, 2017 and the Predecessor period from January 1, 2017 through September 5, 2017, respectively:
	Successor	Predecessor
(in millions)	For the Period from March 15, 2017 through December 31, 2017	For the Period from January 1, 2017 through September 5, 2017
Interest income	$(1.2)	$(3.3)
Net foreign exchange losses	2.4	6.3
Non-cash pension and other post-employment benefit plan(a) (Note 14 & Note 15)	(2.9)	(5.9)
Other, net	(1.0)	2.0
Total other (income) expense, net	$(2.7)	$(0.9)

(a)
Comprised of the expected return on plan assets, net of the interest and amortization of prior service cost components of the Company’s net periodic benefit costs of the Company’s defined benefit and post-employment benefit plans. See Notes 14 and 15 for further discussion.

NOTE 7 — PROPERTY AND EQUIPMENT, NET
As of December 31, 2019 and 2018, our property and equipment and accumulated depreciation balances were as follows:
(in millions)	December 31, 2019	December 31, 2018
Land and improvements	$41.6	$42.8
Buildings	47.2	48.3
Machinery and equipment	74.0	68.9
Other property and equipment	30.4	20.9
Construction-in-progress	15.1	50.2
Property and equipment, gross	208.3	231.1
Less: Accumulated depreciation	(36.1)	(24.3)
Property and equipment, net	$172.2	$206.8
Depreciation expense was $20.5 million and $21.6 million for the year ended December 31, 2019 and December 31, 2018, respectively. Depreciation expense was $4.4 million for the Successor period from March 15, 2017 through December 31, 2017 and $20.6 million for the Predecessor period from January 1, 2017 through September 5, 2017.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
NOTE 8 — GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS
Goodwill:
The following table represents a rollforward of our goodwill balances by reportable segments:
(in millions)	North America	Latin America	Europe	Middle East & Africa	Asia Pacific	Total
Gross Value at December 31, 2017	$74.9	$19.5	$201.2	$45.2	$93.8	$434.6
Accumulated impairment	—	—	—	—	—	—
Carrying Value at December 31, 2017	74.9	19.5	201.2	45.2	93.8	434.6
Acquisition	—	—	47.8	—	—	47.8
Purchase Price and Tax Adjustment	4.6	3.4	9.0	5.7	19.1	41.8
Foreign Currency Adjustment	(51.6)	33.9	(129.3)	64.4	44.2	(38.4)
Gross Value at December 31, 2018	27.9	56.8	128.7	115.3	157.1	485.8
Accumulated impairment	(2.5)	(25.5)	(18.4)	(22.1)	—	(68.5)
Carrying Value at December 31, 2018	$25.4	$31.3	$110.3	$93.2	$157.1	$417.3
Foreign Currency Adjustment	(1.5)	(1.7)	(0.1)	2.1	(0.1)	(1.3)
Gross Value at December 31, 2019	26.4	55.1	128.6	117.4	157.0	484.5
Accumulated impairment	(2.6)	(24.9)	(17.6)	(22.5)	—	(67.6)
Carrying Value at December 31, 2019	$23.8	$30.2	$111	$94.9	$157	$416.9
ASC 350-20-35-1 requires that goodwill shall be tested at least annually for impairment at a level of reporting referred to as a reporting unit. We have elected to conduct such test in accordance with the provisions of ASC 350-20-35-3 on October 1 annually. Our testing methodology utilized the discounted cash flow model in which future projected cash flows are discounted at an appropriate discount rate to obtain the estimated fair value of our reporting units. We recorded goodwill impairment charges of $68.5 million for the year ended December 31, 2018 due primarily to significant currency devaluation and volatility as well as deterioration in economic conditions in Latin America and the Middle East and currency devaluation and lower than expected performance in Europe and North America.
Identifiable Intangible Assets
The following tables summarize the gross carrying amounts and accumulated amortization of identifiable intangible assets by major class with definite and indefinite lives for the year ended December 31, 2019 and the year ended December 31, 2018:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
	December 31, 2019
(in millions)	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment	Net Book Value	Weighted Average Amortization Periods
Customer relationships	$885.5	$(90.4)	$—	$795.1	27.2 years
Trademarks	26.9	(3.0)	—	23.9	14.4 years
Capitalized software	53.5	(31.5)	—	22.0	1.7 years
Brand name	603.3	(69.8)	—	533.5	17.7 years
Non-compete agreements	6.2	(4.4)	—	1.8	0.8 years
Favorable leases	4.1	(1.5)	—	2.6	2.7 years
Intellectual Property	37.4	—	—	37.4	12.0 years
Total intangible assets with definite lives	1,616.9	(200.6)	—	1,416.3
Trade names with indefinite lives	846.6	—	—	846.6
Total identifiable intangible assets	$2,463.5	$(200.6)	$—	$2,262.9

	December 31, 2018
(in millions)	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment	Net Book Value	Weighted Average Amortization Periods
Customer relationships	$895.2	$(47.8)	$—	$847.4	28.2 years
Trademarks	26.7	(1.4)	—	25.3	15.4 years
Capitalized software	27.9	(16.3)	—	11.6	1.8 years
Brand name	613.1	(40.4)	—	572.7	18.7 years
Non-compete agreements	6.0	(1.8)	—	4.2	1.8 years
Favorable leases	3.3	0.2	—	3.5	3.7 years
Total intangible assets with definite lives	1,572.2	(107.5)	—	1,464.7
Trademarks and trade names with indefinite lives	859.9	—	—	859.9
Total identifiable intangible assets	$2,432.1	$(107.5)	$—	$2,324.6
Amortization expense for acquired intangibles was $93.7 million and $91.2 million for the years ended December 31, 2019 and 2018, respectively.
Amortization expense for acquired intangibles was $19.4 million for the Successor period from March 15, 2017 through December 31, 2017. Amortization expense for acquired intangibles was $40.6 million for the Predecessor period from January 1, 2017 through September 5, 2017.
The estimated amortization expense related to the preliminary fair value of acquired intangible assets for each of the succeeding five years and thereafter is:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)
2020	$81.7
2021	75.6
2022	65.7
2023	65.5
2024	65.5
Thereafter	1,062.3
NOTE 9 — LEASES
Lessee Operating and Finance Leases
We have various operating and finance lease agreements related to plant, machinery, vehicles and other equipment. Our operating leases include vehicles, buildings, equipment, material handling, storage and land. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments over the term. The operating lease right-of-use asset also includes accrued lease expense resulting from the straight-line accounting under prior accounting methods, which is now being amortized over the remaining life of the lease. Our finance leases relate to equipment.
Our lease payments consist of fixed payments and variable payments. We determine our variable payments based on an index or a rate (i.e. CPI or a market interest rate) that is initially measured at the commencement date. Fixed payments are both fixed and in-substance payments, less any lease incentives paid or payable. Some of our leases include options to extend the lease, with renewal terms that can extend the lease term from 1 to 5 years. If we are reasonably certain to exercise an option to extend a lease, the extension period is included as part of the right-of-use asset and the lease liability.
Our leases do not contain residual value guarantees, which are guarantees made to the lessor that the value of an underlying asset returned to the lessor at the end of a lease will be at least a specified amount.
Our leases do not contain restrictions or covenants that restrict us from incurring other financial obligations.
At the inception of our contracts we determine if the contract is or contains a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The discount rate for leases is determined based on the incremental borrowing rate (“IBR”). Our IBR is based on information available on the lease commencement date to determine the present value of future payments.
For our leases, we have not elected to not apply the recognition requirements to leases of twelve months or less. These leases will be expensed on a straight-line basis and no operating lease liability will be recorded.
We did not participate in lease transactions with related parties.
Supplemental Balance Sheet information related to leases is as follows:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)	Balance Sheet Line Item	December 31, 2019
Assets:
ROU operating lease assets	Operating Lease Assets	$89.1
ROU finance lease assets	Other Non-Current assets	5.6
Total		$94.7
Liabilities:
Current:
Operating Lease	Accrued and Other Current Liabilities	$31.9
Finance Lease	Current Portion of Long-Term Debt and Other Borrowings	1.7
Total		$33.6
Non-Current:
Operating Lease	Noncurrent Operating Lease Liabilities	$59.0
Finance Lease	Long-Term Debt and Other Borrowings	3.7
Total		$62.7
The following table provides information on the weighted average remaining lease term and weighted average discount rate for operating and finance leases:
December 31, 2019
Weighted Average remaining lease term:	Years
Operating Leases	4.2
Finance Leases	3.7
Weighted Average remaining discount rate:	Rate
Operating Leases	5.12%
Finance Leases	3.93%
The following maturity analysis presents expected undiscounted cash payments for operating and finance leases on an annual basis as of December 31, 2019 (in millions):
Fiscal Year	Operating Leases	Finance Leases	Total
2020	$34.8	$2.0	$36.8
2021	25.5	1.5	27.0
2022	17.2	1.1	18.3
2023	8.1	0.9	9.0
2024	4.1	0.4	4.5
Thereafter	10.5	—	10.5
Total lease payments	100.2	5.9	106.1
Less: imputed interest	(9.3)	(0.5)	(9.8)
Total payments	$90.9	$5.4	$96.3
The following presents the components of total operating costs and total finance lease costs for the year ended December 31, 2019:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)	December 31, 2019
Operating lease cost	$42.7
Short-term lease cost	4.9
Variable lease cost	0.9
Total operating costs	$48.5
Finance lease cost:
Amortization of right-of-use assets	$1.5
Interest on lease liabilities	0.2
Total finance lease cost	$1.7
Total lease cost	$50.2
Cash payments made from variable lease costs and short-term leases are not included in the measurement of operating and finance lease liabilities, and as such, are excluded from the supplemental cash flow information stated below.
(in millions)	December 31, 2019
Cash paid for amounts included in the measurement of:
Operating cash flows from operating leases	$42.1
Operating cash flows from finance leases	$0.2
Financing cash flows from finance leases	$1.7
Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	$22.2
Finance leases	$5.0
Lessor Operating and Sales-Type Leases
The Company leases dosing and dispensing equipment to customers under operating and sales-type leases. The Company’s accounting policy for these leases is to account for lease and non-lease components separately. The non-lease components, such as product and service revenue, are accounted for under Topic 606 Revenue from Contracts with Customers, see Note 4 for further discussion. Revenue from operating leases is recognized on a straight-line basis over the life of the lease. Cost of sales from operating leases includes the depreciation expense for assets under lease. The assets are depreciated over their estimated useful lives. Revenue from sales-type leases is recognized as the present value of the future lease payments in the period the lease agreement is signed and the equipment is delivered to the customer. Interest income is recognized using the effective interest method over the life of the lease. Cost of sales from sales-type leases includes the cost for assets under lease. Initial lease terms range from one year to five years and most leases include renewal options.
Lease contracts convey the right for the customer to control the equipment for a period of time as defined by the contract.
There are no options for the customer to purchase the equipment and therefore the equipment remains the property of the Company at the end of the lease term.
The gross assets under operating leases is recorded in Other non-current assets in the amount of $275.1 million, with related accumulated depreciation of $93.9 million as of December 31, 2019, see Note 6 for further discussion. The gross receivables under sales-type leases total $62.7 million, of which $22.2 million is included in Other receivables and $40.5 million is included in Other non-current assets as of December 31, 2019.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
The Company’s undiscounted cash flows from operating and sales-type leases for existing contracts as of December 31, 2019 is as follows (in millions):
Fiscal Year	Total
2020	$22.1
2021	19.0
2022	12.1
2023	5.5
2024	2.7
Thereafter	0.7
Total	$62.1
Certain of our operating leases are evergreen in nature and therefore not included in table above.
NOTE 10 — DEBT AND CREDIT FACILITIES
As of December 31, 2019 and 2018, the components of debt and credit facilities were:
(in millions)	December 31, 2019	December 31, 2018
Senior Secured Credit Facilities
US Dollar Term Loan	$882.0	$891.0
Euro Term Loan	1,062.5	1,097.5
Revolving Credit Facility	120.0	9.0
Notes	503.0	514.3
Short-term borrowings	0.6	7.0
Other	2.4	2.1
Unamortized deferred financing costs	(44.6)	(53.7)
Unamortized original issue discount	(3.4)	(4.1)
Total debt	2,522.5	2,463.1
Less: Current portion of long-term debt	(11.2)	(11.8)
Short-term borrowings	(0.6)	(7.0)
Long-term debt	$2,510.7	$2,444.3
Senior Secured Credit Facilities
On September 6, 2017, Diamond (BC) B.V. entered into the Senior Secured Credit Facilities comprised of a $900.0 million senior secured US dollar denominated term loan (the “USD Term Loan”), a €970.0 million senior secured Euro denominated term loan (the “Euro Term Loan” and together with the USD Term Loan, the Term Loan Facility”) and a $250.0 million revolving credit facility (the “Revolving Credit Facility”). Both the USD Term Loan and the Euro Term Loan matures on September 6, 2024 while the Revolving Credit Facility matures on September 6, 2022.
The interest rate associated with our USD Term Loan is 3.00% plus a 3-month LIBOR rate. At December 31, 2019, the interest rate for the USD Term Loan term loan 4.93%. The interest rate associated with the Euro Term Loan is a EURIBOR rate plus 3.25%, and the EURIBOR rate has a floor of 0%. At December 31, 2019, the interest rate for this term loan is 3.25%. The interest rate associated with our revolving credit facility is 4.37%.
Deferred financing costs of $51.2 million related to the issuance of the USD Term Loan and the Euro Term Loan are recorded as a reduction of the principal amount of the borrowings and are amortized using

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
the effective interest method as a component of interest expense over the life of the Senior Secured Credit Facilities. Unamortized deferred financing costs were $34.2 million and $41.8 million as of December 31, 2019 and December 31, 2018, respectively.
Original issue discount of $5.1 million related to the Senior Secured Credit Facilities is recorded as a reduction of the principal amount of the borrowings and is amortized using the effective interest method as a component of interest expense over the life of the Senior Secured Credit Facilities. The original issue discount balance for the Senior Secured Credit Facilities is $3.4 million and $4.1 million at December 31, 2019 and December 31, 2018, respectively.
Costs of $6.4 million related to entering into the Revolving Credit Facility are recorded as “deferred financing costs” and are being amortized on a straight-line basis over the term of the Revolving Credit Facility. Unamortized deferred financing costs related to the Revolving Credit Facility were $3.3 million and $4.6 million as of December 31, 2019 and December 31, 2018, respectively.
As of December 31, 2019, the Company had $0.7 million of outstanding letters of credit which would have reduced the available borrowing capacity under the Revolving Credit Facility to approximately $129.3 million.
As of December 31, 2018, the Company had $17.9 million of outstanding letters of credit which would have reduced the available borrowing capacity under the Revolving Credit Facility to approximately $223.1 million.
The Senior Secured Credit Facilities contain normal and customary affirmative and negative covenants. Some of the more restrictive covenants are (a) limitations on our ability to pay dividends, (b) limitations on asset sales and (c) limitations on our ability to incur additional indebtedness. The Senior Secured Credit Facilities also contain various events of default, the occurrence of which could result in the acceleration of all obligations. As of December 31, 2019 we were in full compliance with the provisions contained within the covenants.
Notes
On August 8, 2017, the Company issued €450 million of Notes and related guarantees thereof. The proceeds were placed into escrow pending the consummation of the Diversey Acquisition. On September 6, 2017, the proceeds of the Notes were released from escrow and, together with the Equity Contribution and the proceeds from borrowings under the Term Loan Facility, were used to fund the Diversey Acquisition. The Notes were sold at par and are due August 15, 2025. The Notes bear interest at 5.625% and interest is payable semi-annually on February 15 and August 15 commencing on February 15, 2018. Costs related to the issuance of the Notes of $14.5 million are recorded as a reduction of the principal amount of the borrowings and are amortized using the effective interest method as a component of interest expense over the life of the Notes. Unamortized deferred financing costs were $10.6 million and $12.0 million as of December 31, 2019 and December 31, 2018, respectively.
On or after August 15, 2020, the Company has the option to redeem all or part of the Notes at the following redemption prices (expressed as percentages of principal amount) plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on August 15 of each of the years indicated below:
Year	Percentage
2020	102.813%
2021	101.406%
2022 and thereafter	100%
Notwithstanding the foregoing, at any time and from time to time prior to August 15, 2020, the Issuer may at its option redeem in the aggregate up to 40% of the original aggregate principal amount of the Notes

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
with the net cash proceeds of one or more Equity Offerings (as defined in the indenture governing the Notes), at a redemption price of 106.525% plus accrued and unpaid interest, if any, to the redemption date.
Upon the occurrence of certain events constituting a change of control, holders of the Notes have the right to require the Company to repurchase all or any part of the Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the repurchase date.
The indebtedness evidenced by the Notes is senior unsecured indebtedness of the Company, is senior in right of payment to all future subordinated indebtedness of the Company and is equal in right of payment to all existing and future senior indebtedness of the Company. The Notes are effectively subordinated to any secured indebtedness of the Company (including indebtedness of the Company outstanding under the Senior Secured Credit Facilities) to the extent of the value of the assets securing such indebtedness. The Notes are unconditionally guaranteed on a senior basis by certain of the Company’s subsidiaries.
The indenture governing the Notes contains covenants that restrict the ability of the Issuer and its subsidiaries to, among other things, incur additional debt, make certain payments including payment of dividends or repurchase equity interest of the Issuer, make loans or acquisitions or capital contributions and certain investments, incur certain liens, sell assets, merge or consolidate or liquidate other entities, and enter into transactions with affiliates.
Short-term Borrowings
Our short-term borrowings comprise primarily of bank overdrafts to temporarily fund our working capital needs.
Future repayments
Below is a schedule of required future principal repayments of our Senior Secured Credit Facilities and Notes outstanding on December 31, 2019:
(in millions)
2020	$19.8
2021	19.8
2022	139.8
2023	19.8
2024	1,865.1
Thereafter	503.2
$2,567.5
NOTE 11 — PREFERRED EQUITY CERTIFICATES
Constellation (BC) 2 S.à r.l., was financed in part by preferred equity certificates (PECs), which are commonly used in private equity transactions in Luxembourg for tax planning purposes. PECs are a part of the capital structure and though classified as a debt instrument because they do not have equity rights, they are a capital contribution from the investor and are subordinate to the Senior Secured Credit Facilities and other creditors.
The preferred equity securities (“PECs”) are summarized in the following table:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Nature	Maturity date	Interest Rate	Carrying Value December 31, 2018	Borrowings / (Reimbursement / Conversion to equity)	Carrying Value December 31, 2019	Interest Expense
Series 1 PECs	9/1/2047	See below	$602.2	$(3.8)	$588.4	$—
Series 2 PECs	9/1/2047	See below	104.9	(104.9)	—	4.9
Series 3 PECs	5/15/2048	See below	0.4	(0.4)	—	—
Total			$707.5	$(109.1)	$588.4	$4.9
The Series 1 PECs are legal obligations to securityholders, having a par value (and face amount) of EUR 1.00 each. The Series 1 PECs are yield-free and have a term of 30 years from the date of issuance, but can be redeemed earlier. Mandatory retirement or optional redemption of the Series 1 PECs are at a price equal to par value.
The Series 2 PECs are legal obligations to securityholders, and have a term of 30 years from the date of issue but can be retired earlier pursuant to the terms set out in the terms and conditions. The yield on the Series 2 PECs issued is an amount equal to interest accrued under the Series 2 PECs issued by Constellation (BC) S.à r.l. to the Company less the margin divided by the number of Series 2 PECs outstanding. The yield is accrued daily on the basis of a 360-day year. The interest rate applied during 2019 was 4.6985%.
The Series 3 PECs are legal obligations to securityholders, and have a term of 30 years from the date of issue but can be retired earlier pursuant to the terms set out in the terms and conditions. The yield on each Series 3 PECs issued is an amount pro rata equal to the yield accrued per Series PECs 2 issued by the Company during the respective Accrual Period.
At December 31, 2018 accrued interest related to the Series 2 and Series 3 PECs was $6.7 million. On December 31, 2019, the Shareholders of the Company redeemed all of the remaining Series 2 PECs and Series 3 PECs and contributed it to the capital and share premium account of the Company. The total amount of contribution including accrued interest amounted to $114.3 million.
NOTE 12 — DERIVATIVES AND HEDGING ACTIVITIES
As a large global organization, we face exposure to market risks, such as fluctuations in foreign currency exchange rates and interest rates. To manage the volatility relating to these exposures, we enter into various derivative instruments from time to time under our risk management policies. We designate derivative instruments as hedges on a transactional basis to support hedge accounting. The changes in fair value of these hedging instruments offset in part or in whole corresponding changes in the fair value or cash flows of the underlying exposures being hedged. We assess the initial and ongoing effectiveness of our hedging relationships in accordance with our policy. We do not purchase, hold or sell derivative financial instruments for trading purposes. Our practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if we determine the underlying forecasted transaction is no longer probable of occurring.
Foreign Currency Forward Contracts Designated as Cash Flow Hedges
The primary purpose of our cash flow hedging activities is to manage the potential changes in value associated with the amounts receivable or payable on equipment and raw material purchases that are denominated in foreign currencies in order to minimize the impact of change in foreign currencies. We record gains and losses on foreign currency forward contracts qualifying as cash flow hedges in other comprehensive income (loss) to the extent the hedges are effective and until we recognize the underlying transactions in net income (loss), at which time we recognize these gains and losses in other expense (income), net on our Consolidated and Combined Statements of Operations. Cash flows from derivative financial instruments are classified as cash flows from investing activities in the Consolidated and Combined Statement of Cash Flows. These contracts generally have original maturities of less than 12 months. The fair value of our foreign

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
currency forward asset was $0.2 million and $1.2 million at December 31, 2019 and December 31, 2018, respectively, and is included as part of our prepaid expenses and other current assets in our Consolidated Balance Sheets. The fair value of our foreign currency forward liability was $2.2 million and $0.4 million at December 31, 2019 and December 31, 2018, respectively, and is included as part of our other current liabilities in our Consolidated Balance Sheets.
Net unrealized after-tax losses related to these contracts that were included in accumulated other comprehensive income were $1.5 million for the twelve months ended December 31, 2019. The unrealized amounts in other comprehensive income will fluctuate based on changes in the fair value of open contracts during each reporting period.
We estimate that $1.5 million of net unrealized after-tax derivative losses included in accumulated other comprehensive income (AOCI) will be reclassified into earnings within the next twelve months.
Interest Rate Swap Contracts Designated as Cash Flow Hedges
In August 2019, the Company entered in a series of interest rate swaps with a notional amount of $720 million. The primary purpose of our cash flow hedging activities is to manage the potential adverse fluctuations in interest rates by reducing our exposure to variability in cash flows on a portion of the Company’s floating-rate debt. We record gains and losses on the Interest Rate Swap contracts that qualify as cash flow hedges in other comprehensive income (loss) to the extent the hedges are effective and until we recognize the underlying transactions in net income (loss), at which time we recognize these gains and losses in Other expense (income), net on our Consolidated and Combined Statements of Operations. Cash flows from derivative financial instruments are classified as cash flows from investing activities in the Consolidated and Combined Statement of Cash Flows. These contracts have original maturities of 60 months. The current and non-current fair value of our interest rate swap asset is $1.9 million and $4.6 million, respectively at December 31, 2019, and is included as part of our prepaid expenses and other current assets and other non-current assets in our Consolidated Balance Sheets.
Net unrealized after-tax gain related to these contracts that were included in other comprehensive income were $5.2 million for the year ended December 31, 2019, respectively. The unrealized amounts in other comprehensive income will fluctuate based on changes in the fair value of open contracts during each reporting period.
We estimate that $1.4 million of net unrealized after-tax derivative gain included in accumulated other comprehensive income (AOCI) will be reclassified into earnings within the next twelve months.
Interest Rate and Currency Swaps
During the Predecessor periods, in connection with exercising a $100.0 million delayed draw under a senior secured credit facility, we entered into a series of interest rate and currency swaps in a notional amount of $100.0 million. On September 30, 2016, the first $20.0 million swap contract matured and was settled. As a result of the settlement, we received $4.9 million. These swaps convert the U.S. dollar-denominated variable rate obligation under the credit facility into a fixed Brazilian real-denominated obligation. The delayed draw and the interest and currency swaps were used to fund expansion and general purposes of our Brazilian subsidiaries.
During the Predecessor period from January 1, 2017 through September 5, 2017, settlement payments were made for $2.5 million. In July 2017, the Company repaid the Brazilian tranche of the senior secured credit facility in the amount of $96.3 million. In anticipation of this loan payment, the Company terminated all the related swaps to convert the U.S. dollar-denominated variable rate obligation into a fixed Brazilian real-denominated obligation. The related activity was recorded in Other expense (income), net on the Combined Statement of Operations during the Predecessor period from January 1, 2017 through September 5, 2017.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Fair Value of Derivative Instruments
See Note 13 for a discussion of the inputs and valuation techniques used to determine the fair value of our outstanding derivative instruments.
The following table details the fair value of our derivative instruments included in the Consolidated Balance Sheets.
(in millions)	December 31, 2019	December 31, 2018
Derivative assets
Forward currency forward contracts	$0.2	$1.2
Interest rate swaps	6.5	—
Total derivative assets	$6.7	$1.2
Derivative liabilities
Forward currency forward contracts	$(2.2)	$(0.4)
Total derivative liabilities	$(2.2)	$(0.4)
During the Successor period from March 15, 2017 through December 31, 2017, we entered into a foreign currency contract to hedge the variability of the U.S. dollar equivalent of the original borrowings under the Euro Term Loan and the Notes. We incurred a loss of $121.3 million on the settlement of the foreign currency contract.
The following table details the effect of our derivative instruments on our Consolidated and Combined Statements of Operations:
(in millions)	Amount of Gain (Loss) Recognized in Earnings on Derivatives
			Successor	Predecessor
	Year Ended December 31, 2019	Year Ended December 31, 2018	March 15, 2107 through December 31, 2017	January 1, 2017 through September 5, 2017
Derivatives designated as hedging instruments:
Cash flow hedges:
Foreign currency forward contracts	$0.2	$0.5	$—	$1.1
Interest rate and currency swaps	0.5	—	—	(3.4)
Sub-total cash flow hedges	$0.7	$0.5	—	(2.3)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	$—	$—	(121.3)	0.8
Total	$0.7	$0.5	$(121.3)	$(1.5)
NOTE 13 — FAIR VALUE MEASUREMENTS AND OTHER FINANCIAL INSTRUMENTS
Fair Value Measurements
In determining fair value of financial instruments, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty credit risk in our assessment of fair value. We determine the fair value of our financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•
Level 1 Inputs:   Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs:   Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs:   Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table details the fair value hierarchy of our financial assets and liabilities, which are measured at fair value on a recurring basis:
	December 31, 2019
(in millions)	Total Fair Value	Level 1	Level 2	Level 3
Cash equivalents	$12.4	$12.4	$—	$—
Restricted cash and compensating balance deposits	$14.0	$14.0	$—	$—
Foreign currency forward contracts, net liability	$2.0	$2.0	$—	$—
Interest rate swaps	$6.5	$—	$6.5	$—
Contingent consideration	$12.5	$—	$—	$12.5
	December 31, 2018
	Total Fair Value	Level 1	Level 2	Level 3
Cash equivalents	$9.5	$9.5	$—	$—
Restricted cash and compensating balance deposits	$17.1	$17.1	$—	$—
Foreign currency forward contracts, net asset	$0.8	$—	$0.8	$—
Contingent consideration	$21.9	$—	$—	$21.9
Cash Equivalents
Our cash equivalents consist of bank time deposits (Level 1). Since these are short-term highly liquid investments with original maturities of three months or less at the date of purchase, they present negligible risk of changes in fair value due to changes in interest rates.
Restricted Cash and Compensating Balances
As disclosed in Note 6, we entered into a Master Agreement in connection with a non-recourse trade receivables factoring program with Factofrance with respect of several of our companies located in Europe under individually executed RPAs. Under the Master Agreement, we are required to maintain and segregate certain cash balances, the usage of which is restricted under the terms of the Master Agreement, of which $4.9 million is held as collateral and classified within Other Non-current Assets on the Company’s Consolidated Balance Sheet. The remaining $8.0 million is cash received but considered restricted and classified within Prepaid Expenses and Other Current Assets on the Company’s Consolidated Balance Sheet.
We accounted for transfers of receivables pursuant to the RPAs as a sale and removed them from our consolidated balance sheets. We maintained a “beneficial interest,” or a right to collect cash, in the sold receivables in which we do not immediately collect cash. Cash receipts from the beneficial interests on sold receivables (which are cash receipts on the underlying trade receivables that have already been sold in these

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
agreements) are classified as investing activities and presented as cash receipts on sold receivables on our consolidated statements of cash flows.
We have other compensating balance deposits of $1.1 million that are required by certain financial institutions as cash collateral for credit provided to us, of which $0.8 million represents certificates of deposit which will mature in the next three months. The remaining $0.3 million is reflected within Other non-current Assets on the Company’s Consolidated Balance Sheet.
Derivative Financial Instruments
Our foreign currency forward contracts and euro-denominated debt are recorded at fair value on our Consolidated Balance Sheets that incorporates observable market inputs. These market inputs include foreign currency spot and forward rates and are obtained from pricing data quoted by various banks, third party sources and foreign currency dealers involving identical or comparable instruments (Level 2).
Counterparties to these foreign currency forward contracts are investment grade rated by Standard & Poor’s and Moody’s. Credit ratings on some of our counterparties may change during the term of our financial instruments. We closely monitor our counterparties’ credit ratings and, if necessary, will make any appropriate changes to our financial instruments. The fair value generally reflects the estimated amounts that we would receive or pay to terminate the contracts at the reporting date.
Contingent Consideration
We recorded contingent consideration related to earn-out provisions from our previous acquisitions. The fair values of such contingent consideration were derived using a discounted cash flow model based on the projection of performance metrics, which are generally based upon achieving certain revenue targets as outlined in the various provisions within the purchase agreements and the probability of achieving them. For Daylight, the earn-out provision contains a minimum payment of $16.5 million over a five-year period and an additional amount when revenues exceed a defined threshold each year. The revenues have not exceeded the threshold, and we do not expect to pay any additional amounts above the minimum payment.
We remeasure amounts related to contingent consideration liabilities related to acquisitions that were carried at fair value on a recurring basis in the consolidated financial statements for which a fair value measurement was required. We recorded approximately $12.5 million and $21.9 million in contingent consideration liability at December 31, 2019 and December 31, 2018, respectively, for various acquisitions occurring prior to 2017.
With respect to the above contingent consideration liabilities, which is a Level 3 consideration, the amount of gain (loss) included in earnings was $5.5 million, $0.1 million, and $0.9 million for the periods ending December 31, 2019, December 31, 2018, and the 2017 Successor period, respectively. There was no gain (loss) included in earnings for the 2017 Predecessor period. This amount is recorded in Other (income) expense, net within the Consolidated and Combined Statements of Operations.
Other Financial Instruments
The following financial instruments are recorded at fair value or at amounts that approximate fair value: (1) trade receivables, net, (2) certain other current assets, (3) accounts payable and (4) other current liabilities. The carrying amounts reported on our Consolidated Balance Sheets for the above financial instruments closely approximate their fair value due to the short-term nature of these assets and liabilities.
Other liabilities that are recorded at carrying value on our Consolidated Balance Sheets include our debt. We utilize a market approach to calculate the fair value of our Notes. Due to their limited investor base and the face value of some of our Notes, they may not be actively traded on the date we calculate their fair value. Therefore, we may utilize prices and other relevant information generated by market transactions

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
involving similar securities, reflecting U.S. Treasury yields to calculate the yield to maturity and the price on some of our Notes. These inputs are provided by an independent third party and are considered to be Level 2 inputs.
We derive our fair value estimates of our various other debt instruments by evaluating the nature and terms of each instrument, considering prevailing economic and market conditions, and examining the cost of similar debt offered at the balance sheet date. We also incorporated our credit default swap rates and currency specific swap rates in the valuation of each debt instrument, as applicable. These inputs are provided by an independent third party and are considered to be Level 2 inputs.
These estimates are subjective and involve uncertainties and matters of significant judgment, and therefore we cannot determine them with precision. Changes in assumptions could significantly affect our estimates.
The table below shows the carrying amounts and estimated fair values of our debt, all of which are based on Level 2 inputs:
	December 31, 2019		December 31, 2018
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
US Dollar Term Loan(1)	$864.6	$880.5	$870.1	$889.1
Euro Term Loan(1)	1,042.5	1,060.6	1,072.5	1,095.2
Notes(2)	492.4	494.2	502.4	436.0
Revolving credit facility	120.0	120.0	9.0	9.0
Preferred Equity Certificate	588.4	588.4	707.5	707.5
	$3,107.9	$3,143.7	$3,161.5	$3,136.8

(1)
Carrying amounts are net of deferred financing costs and original issue discount.

(2)
Carrying amount is net of deferred financing costs.

Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances, such as acquisitions.
Credit and Market Risk
Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, establishing credit limits, diversification of counterparties, and procedures to monitor concentrations of credit risk.
It is our policy to have counterparties to these contracts that are rated at least BBB- or higher by Standard & Poor’s and Baa3 or higher by Moody’s. Nevertheless, there is a risk that our exposure to losses arising out of derivative contracts could be material if the counterparties to these agreements fail to perform their obligations. We will replace counterparties if a credit downgrade is deemed to increase our risk to unacceptable levels.
We regularly monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
We continually monitor the creditworthiness of our diverse base of customers to which we grant credit terms in the normal course of business and generally do not require collateral. We consider the concentrations of credit risk associated with our trade accounts receivable to be commercially reasonable and believe that such concentrations do not leave us vulnerable to significant risks of near-term severe adverse impacts. The terms and conditions of our credit sales are designed to mitigate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.
NOTE 14 — RETIREMENT SAVINGS PLANS AND DEFINED BENEFIT PENSION PLANS
Retirement Savings Plans
We maintain qualified contributory retirement savings plans in which most of our U.S. employees are eligible to participate. The qualified contributory retirement savings plans generally provide for contributions in cash based upon the amount contributed to the plans by the participants.
Retirement savings plans costs are charged to operations and totaled $1.6 million, $1.8 million and $5.8 million for the year ended December 31, 2018, Successor period from March 15, 2017 through December 31, 2017 and the Predecessor period January 1, 2017 through September 5, 2017, respectively
We have various international defined contribution benefit plans which cover certain employees. We have expanded use of these plans in select countries where they have been used to supplement or replace defined benefit plans.
Defined Benefit Pension Plans
In connection with the Diversey Acquisition, the Company assumed certain defined benefit plans related to non-U.S. subsidiaries and and retained certain plan assets associated with the assumed obligations. All defined pension plan obligations for current and former employees in the United States, Canada and the United Kingdom were retained by Sealed Air.
We recognize the funded status of each defined pension benefit plan as the difference between the fair value of plan assets and the projected benefit obligation of the employee benefit plans in the Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive loss, net of taxes. Each over-funded plan is recognized as an asset and each underfunded plan is recognized as a liability on the Consolidated Balance Sheets. Subsequent changes in the funded status are reflected in unrecognized pension items, a component of accumulated other comprehensive loss on the Consolidated Balance Sheets. The amount of unamortized pension items is recorded net of tax. The measurement date used to determine the projected benefit obligation and the fair value of plan assets is December 31.
We have amortized actuarial gains or losses over the average future working lifetime (or remaining lifetime of inactive participants if there are no active participants). We have used the corridor method, where the corridor is the greater of ten percent of the projected benefit obligation or fair value of assets at year end. If actuarial gains or losses do not exceed the corridor, then there is no amortization of gain or loss.
The following table shows the components of our net period benefit cost for the year ended December 31, 2019 and December 31, 2018, as well as for the Successor period from March 15, 2017 through December 31, 2017 and the Predecessor period from January 1, 2017 through September 5, 2017:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Net periodic benefit cost:
U.S. and international net periodic cost included in selling, general and administrative expenses	$4.9	$5.8	$2.0	$3.3
U.S. and international net periodic income included in other (income) expense	(8.9)	(10.8)	(2.9)	(5.9)
Total benefit	$(4.0)	$(5.0)	$(0.9)	$(2.6)
Obligations and Funded Status
The following table sets forth the changes to the projected benefit obligations (“PBO”) and plan assets for the year ended December 31, 2019 and December 31, 2018 and the Successor period from March 15, 2017 through December 31, 2017 for the Company’s defined benefit pension plans:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017
Change in benefit obligation:
Projected benefit obligation at beginning of period	$519.1	$544.5	$—
Fair value of assumed obligations at Diversey Acquisition date	—	—	536.8
Service cost	4.9	5.8	2.0
Interest cost	7.0	7.2	2.4
Participants’ contributions	2.1	2.1	0.5
Benefits paid	(8.8)	(8.6)	(1.6)
Actuarial (gain) loss	49.7	(9.9)	4.6
Plan Amendments	(12.4)	—	—
Settlements	(8.2)	(1.5)	(0.3)
Currency translation adjustment	(7.4)	(20.5)	0.1
Projected benefit obligation at end of period	$546.0	$519.1	$544.5
Change in plan assets:
Fair value of plan assets at beginning of period	$333.2	$350.9	$—
Fair value of plan assets at Diversey Acquisition date	—	—	337.7
Actual return on plan assets	51.7	(7.9)	11.2
Settlements	(8.2)	(1.5)	(0.3)
Employer contributions	12.5	10.8	3.3
Participants’ contributions	2.1	2.1	0.5
Benefits paid	(8.8)	(8.6)	(1.7)
Currency translation adjustment	(4.4)	(12.6)	0.2
Fair value of plan assets at end of period	$378.1	$333.2	$350.9
Unfunded status, net	$167.9	$185.9	$193.6
Accumulated benefit obligation at end of period	$524.5	$496.0	$521.9
Amounts recognized in the Consolidated Balance Sheet:
Other non-current assets	$0.4	$1.3	$1.9
Other current liabilities	(2.4)	(2.2)	(2.3)
Other non-current liabilities	(165.9)	(185.0)	(193.2)
Net amount recognized	$(167.9)	$(185.9)	$(193.6)
Predecessor periods
The following table sets forth the changes to the projected benefit obligations (“PBO”) and plan assets for the Predecessor period from January 1, 2017 through September 5, 2017 for the Company’s defined benefit pension plans:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
	January 1, 2017 through September 5, 2017
(in millions)	U.S.	International	Total
Change in benefit obligation:
Projected benefit obligation at beginning of period	$133.8	$822.7	$956.5
Service cost	—	3.3	3.3
Interest cost	2.9	9.2	12.1
Actuarial loss	3.8	8.5	12.3
Settlement / curtailment	(6.6)	(0.1)	(6.7)
Benefits paid	(3.9)	(15.7)	(19.6)
Employee contributions	—	1.3	1.3
Foreign exchange impact	—	72.8	72.8
Projected benefit obligation at end of year	$130.0	$902.0	$1,032.0
Change in plan assets:
Fair value of plan assets at beginning of period	99.2	617.2	716.4
Actual return on plan assets	9.8	30.5	40.3
Employer contributions	—	13.4	13.4
Employee contributions	—	1.3	1.3
Benefits paid	(3.9)	(15.7)	(19.6)
Settlement / curtailment	(6.6)	(0.1)	(6.7)
Foreign exchange impact	—	50.5	50.5
Fair value of plan assets at end of period	$98.5	$697.1	$795.6
Unfunded status, net	$31.5	$204.9	$236.4
Components of Net Periodic Benefit Cost
The following table sets forth the components of net period benefit cost for the year ended December 31, 2019 and December 31, 2018, and for the Successor period March 15, 2017 through December 31, 2017:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Line Item on Consolidated Statement of Operations
Net period benefit cost:
Service cost	$4.9	$5.8	$2.0	Selling, general and administrative expenses
Interest cost	7.0	7.2	2.4	Other income
Expected return on plan assets	(16.5)	(18.0)	(5.3)	Other income
Loss recognized during fiscal year due to settlement	0.6	—	—	Other income
Net period benefit cost	$(4.0)	$(5.0)	$(0.9)
Changes in plan assets and benefit obligations recognized in other comprehensive loss:
Net actuarial (gain) loss, net	$49.7	$(9.9)	4.6
Loss recognized during fiscal year due to settlement	(0.6)	—	—
Prior service credit occurring during fiscal year	(12.4)	—	—
Asset loss (gain) occurring during the year	(35.1)	25.2	(5.9)
Total loss recognized in other comprehensive loss	$1.6	$15.3	$(1.3)
Total recognized in net periodic benefit cost and other comprehensive income	$(2.4)	$10.3	$(2.2)
Predecessor period
The following table sets forth the components of net period benefit cost for the Predecessor period from January 1, 2017 through September 5, 2017:
	January 1, 2017 through September 5, 2017			Line Item on Consolidated Statement of Operations
(in millions)	U.S.	International	Total
Components of new periodic benefit cost (income):
Service cost	$—	$3.3	$3.3	Selling, general and administrative expenses
Interest cost	2.9	9.2	12.1	Other income
Expected return on plan assets	(4.2)	(19.8)	(24.0)	Other income
Amortization of net prior service cost	—	(0.1)	(0.1)	Other income
Amortization of net actuarial loss	—	5.3	5.3	Other income
Net periodic benefit income	(1.3)	(2.1)	(3.4)
Cost of settlement / curtailment	0.7	0.1	0.8	Other income
Total benefit income	$(0.6)	$(2.0)	$(2.6)

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
The PBO is the actuarial present value of benefits attributable to employee service rendered to date that takes into account estimated future pay increases. The accumulated benefit obligation (“ABO”) is the actuarial present value of benefits attributable to employee service to date that does not take future employee increases into account.
The following table reflects the ABO for all defined benefit pension plans as of December 31, 2019 and December 31, 2018, respectively. Further, the table reflects the aggregate PBO, ABO and fair value of plan assets for pension plans with PBO in excess of plan assets and for pension plans with ABO in excess of plan assets.
(in millions)	December 31, 2019	December 31, 2018
ABO	$524.5	$496.0
Plans with PBO in excess of plan assets
PBO	$543.2	$518.8
ABO	$521.6	$495.7
Fair value of plan assets	$374.8	$331.7
Plans with ABO in excess of plan assets
PBO	$530.0	$504.2
ABO	$510.5	$483.3
Fair value of plan assets	$362.3	$318.0
The accumulated net actuarial gains (losses) for pensions and other post-employment benefits primarily relate to differences between the actual net periodic expense and the expected net periodic expense from differences in significant assumptions, primarily including return on plan assets and discount rates used in these estimates.
Estimated Future Benefit Payments
The following table reflects the total benefit payments expected to be made for defined benefits:
Fiscal year ending December (in millions)
2020	$13.1
2021	$13.7
2022	$14.0
2023	$14.7
2024	$16.2
2025 – 2029	$94.5
Actuarial Assumptions
We determine our assumptions for all plans on an annual basis as of December 31. Weighted average assumptions used to determine benefit obligations at December 31, 2019 and December 31, 2018 were as follows:
	December 31, 2019	December 31, 2018
Benefit obligations:
Discount rate	1.0%	1.7%
Rate of compensation increase	2.1%	2.1%
Pension increase rate	1.5%	1.5%

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Weighted average assumptions used to determine net period benefit cost for the year ended December 31, 2019 and December 31, 2018 were as follows:
	Year Ended December 31, 2019	Year Ended December 31, 2018
Benefit cost:
Discount rate	1.7%	1.7%
Expected long-term rate of return	5.3%	5.5%
Rate of compensation increase	2.1%	2.0%
Pension increase rate	1.5%	1.5%
Weighted average assumptions used to determine net period benefit cost for the Successor period from March 15, 2017 through December 31, 2017 and the Predecessor period from January 1, 2017 through September 5, 2017 were as follows:
	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
	International	U.S.	International
Benefit cost:
Discount rate	1.7%	4%	2.5%
Expected long-term rate of return	5.0%	6.7%	5.2%
Rate of compensation increase	2.0%	N/A	2.4%
Pension increase rate	1.5%
The discount rates used reflect the expected future cash flow based on plan provisions, participant data as of the latest actuarial valuation and the currencies in which the expected future cash flows will occur. For the majority of defined benefit pension obligations, the Company utilizes prevailing long-term high quality corporate bond indices applicable to the respective country at the measurement date. In countries where established corporate bond markets do not exist, the Company utilizes other index movement and duration analysis to determine discount rates. The long-term rate of return on plan assets assumptions reflect economic assumptions applicable to each country and assumptions related to the preliminary assessments regarding the type of investments to be held by the respective plans.
Plan Assets
We review the expected long-term rate of return on plan assets annually, taking into consideration our asset allocation, historical returns, and the current economic environment. The expected return on plan assets is calculated based on the fair value of plan assets at year end. To determine the expected return on plan assets, expected cash flows have been taken into account.
Our long-term objectives for plan investments are to ensure that (a) there is an adequate level of assets to support benefit obligations to participants over the life of the plans, (b) there is sufficient liquidity in plan assets to cover current benefit obligations, and (c) there is a high level of investment return consistent with a prudent level of investment risk. The investment strategy is focused on a long-term total return in excess of a pure fixed income strategy with short-term volatility less than that of a pure equity strategy.
To accomplish this objective, we invest assets primarily in a diversified mix of equity and fixed income investments. Our targeted asset by category percentages are as follows:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Equity securities	40%
Debt securities	40%
Real estate	8%
Other	12%
Total	100%
The fair values of our pension plan assets, by asset category, and fair value levels are as follows:
	December 31, 2019				December 31, 2018
(in millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	$5.8	$5.7	$0.1	$—	$3.3	$3.2	$0.1	$—
Fixed income funds(2)	142.7	0.9	141.8	—	128.0	—	128.0	—
Equity funds(3)	156.5	0.2	156.3	—	131.5	0.1	131.4	—
Real estate	29.0	—	29.0	—	24.9	—	24.9	—
Other(4)	44.1	—	5.1	39.0	45.5	1.0	4.0	40.5
Total	$378.1	$6.8	$332.3	$39.0	$333.2	$4.3	$288.4	$40.5

(1)
Short-term investment fund that invests in a collective trust that holds short-term highly liquid investments with principal preservation and daily liquidity as its primary objectives. Investments are primarily comprised of certificates, government securities, commercial paper and time deposits.

(2)
Fixed income funds that invest in a diversified portfolio of publicly traded government bonds and corporate bonds. There are no restrictions on these investments, and they are valued at the net asset value at year end.

(3)
Equity funds that invest in a diversified portfolio of publicly traded domestic and international common stock, with an emphasis in European securities. There are no restrictions on these investments, and they are valued at the net asset value of the shares held at year end.

(4)
The majority of these assets are invested in real estate funds and other alternative investments. Also includes insurance contracts, which consists of the Company and employee contributions and accumulated interest income at guaranteed stated interest rates and provides for benefit payments and plan expenses.

The following table shows the activity of our plan assets, which are measured at fair value using Level 3 inputs:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
Balance at beginning of period	$40.5	$43.5
Gains on assets still held at year-end	1.6	0.7
Purchases, sales, issuances and settlements	(1.2)	(1.3)
Transfers in and/or out of Level 3	(1.1)	(0.7)
Foreign exchange (loss)/gain	(0.8)	(1.7)
Balance at end of period	$39.0	$40.5
Level 3 pension assets are remeasured at least annually. Real estate properties, which are primarily located in Switzerland, are valued under the income approach using the discounted cash flow method, by which the market value of the property is determined as the total of all projected future earnings discounted to the valuation date. Insurance contracts are valued under the income approach using the discounted cash

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
flow method. The discount rate and various assumptions used for the insurance contracts are consistent with the assumptions used by the actuary to measure the pension benefit obligation.
NOTE 15 — OTHER POST-EMPLOYMENT BENEFITS AND OTHER EMPLOYEE BENEFIT PLANS
Prior to the Acquisition, Sealed Air provided for partial healthcare, dental, vision and life insurance benefits for certain retired Diversey employees, primarily in North America. The defined benefit obligations related to this post-employment benefit were not assumed by the Company in connection with the Acquisition. The Company implemented a replacement retiree health care reimbursement plan for certain North American employees. The plan is funded on a pay-as-you-go basis. In accordance with ASC Topic 715, the amount of the accumulated benefit obligation on the initiation date is accounted for as prior service cost and is deferred as a component of accumulated other comprehensive income and amortized over the period benefited.
Obligations and Funded Status
The measurement date used to determine the other long-term post-employment obligations was December 31. The following table sets forth the changes to the projected benefit obligations (“PBO”) and plan assets for the year ended December 31, 2019 and December 31, 2018, respectively, for the Company’s other long-term post-employment plans:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
Change in benefit obligation:
Benefit obligation at beginning of period	$1.6	$3.0
Service cost	0.1	0.1
Interest cost	0.1	0.1
Actuarial gain	—	(0.1)
Foreign exchange impact	—	(0.1)
Plan amendments	—	(1.4)
Benefit obligation at end of period	1.8	1.6
Underfunded status	$1.8	$1.6
Amounts recognized in balance sheet:
Other non-current liabilities	1.8	1.6
Net amount recognized	$1.8	$1.6
Amounts recognized in accumulated other comprehensive loss:
Net actuarial gain	$—	$(0.1)
Prior service credit	(0.5)	(0.5)
Total	$(0.5)	$(0.6)
The accumulated net actuarial (gains) losses for other post-employment benefits primarily relate to differences between the actual net periodic expense and the expected net periodic expense from differences in significant assumptions which are primarily the discount rates used in these estimates. The accumulated prior service cost for the other post-employment benefit plan relates to the remaining unamortized amount of the ABO on the initiation date of the plan.
There is no estimated pretax amounts that is expected to be amortized from accumulated other comprehensive loss into net periodic benefit costs during 2019 for other long-term post-employment plans.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Components of Net Periodic Benefit Cost
The following table sets forth the components of net period benefit cost for the year ended December 31, 2019 and December 31, 2018, respectively:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Line Item on Consolidated Statement of Operations
Components of net periodic benefit cost and amounts recognized in other comprehensive income (loss):
Net period benefit (credit) cost:
Service cost	$0.1	$0.1	Selling, general and administrative expenses
Interest cost	0.1	0.1	Other income
Amortization of prior service cost	—	0.2	Other income
Net period benefit cost	$0.2	$0.4
Assumptions
In determining the present value of other post-employment obligations and net periodic benefit cost as of December 31, 2019 and December 31, 2018 the Company used the following assumptions:
	December 31, 2019	December 31, 2018
Weighted average discount rate to determine benefit obligations	2.6%	3.6%
Weighted average discount rate to determine net cost	3.6%	2.6%
The health care cost trend rate used was 6.1% trending down to 4.8% in future years. A 1% increase in health care costs will increase our benefit obligation by approximately $0.1 million while a 1% decrease in health care costs will decrease our benefit obligation by approximately $0.1 million.
NOTE 16 — INCOME TAXES
U.S. and Non-U.S. Components of (Loss) Earnings Before Income Tax Provision (Benefit)
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
U.S.	$(119.3)	$(210.4)	$(91.2)	$(108.9)
Non-U.S.	43.0	(14.3)	(123.4)	128.2
Total	$(76.3)	$(224.7)	$(214.6)	$19.3

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Income Tax Provision (Benefit)
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Current
U.S.	$2.3	$3.4	$—	$(0.8)
Non-U.S.	60.0	36.3	18.9	36.7
Total current expense	62.3	39.7	18.9	35.9
Deferred
U.S.	(3.1)	12.6	(65.6)	(5.8)
State and local	(3.9)	1.6	(1.9)	0.5
Non-U.S.	(22.6)	(39.5)	(13.0)	(6.8)
Total deferred tax benefit	(29.6)	(25.3)	(80.5)	(12.1)
Income tax provision (benefit)	$32.7	$14.4	$(61.6)	$23.8
Reconciliation to Statutory Rate
Our income tax provision is computed based on the domestic and foreign federal statutory income tax rates and the state statutory income tax rates, net of related federal income tax benefit.
A reconciliation of the provision for income taxes at Luxembourg’s statutory income tax rate to the provision for income taxes amount provided for the year ended December 31, 2019 and the year ended December 31, 2018 is as follows:
	Year Ended December 31, 2019	Year Ended December 31, 2018
Statutory rate	25.0%	25.0%
State income taxes, net of federal benefit	4.0%	0.8%
Foreign earnings taxed at different rates	(3.6)%	(5.3)%
Tax on permanent differences	(12.1)%	(5.0)%
Net change in valuation allowance	15.7%	(1.0)%
Audit settlements and changes to unrecognized tax benefits	(10.7)%	(7.6)%
Deferred tax asset adjustments	(15.2)%	(7.5)%
Net change in estimate of prior period tax	(3.7)%	(4.5)%
Change in tax laws	(30.7)%	11.6%
Withholding taxes	(7.1)%	(2.1)%
Goodwill impairment	—%	(7.0)%
Other	(4.5)%	(3.8)%
Effective income tax rate	(42.9)%	(6.4)%
Our effective income tax rate for the year ended December 31, 2019 was (42.9)% and was based on an income tax expense of $32.7 million on loss before income tax of $76.3 million. The difference in the effective income tax rate over the statutory rate of 25% is primarily attributable to changes to tax laws (30.7)%, adjustments to deferred tax balances in foreign subsidiaries (15.2)%, the effect of book-tax differences that are permanent in nature (12.1)%, and tax audit settlements and changes to unrecognized tax benefits (10.7)%, offset by a decrease in the valuation allowance of 15.7%.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Our effective income tax rate for the year ended December 31, 2018 was (6.4)% and was based on income tax expense of $14.4 million on loss before income tax of $224.7 million. The difference in the effective income tax rate over the statutory rate of 25% is primarily attributable to tax audit settlements and changes to unrecognized tax benefits (7.6)%, adjustments to the deferred tax balances (7.5)%, the tax effect of goodwill impairment (7.0)%, foreign earnings taxed at different rates (5.3)%, and the effect of book-tax differences that are permanent in nature (5.0)%, offset by changes in tax laws of 11.6%.
A reconciliation of the provision for income taxes at Luxembourg’s statutory income tax rate of 25% and the U.S. income tax rate of 35% to the provision for income taxes amount provided for the year ended December 31, 2017 and the period ended September 5, 2017, respectively, is as follows:
	Successor	Predecessor
	March 15, 2017 through December 31, 2017	January 1, 2017 through September 5, 2017
Statutory rate	25.0%	35.0%
State income taxes, net of federal benefit	0.6%	1.6%
Foreign earnings taxed at different rates	2.6%	(105.2)%
U.S. tax on foreign earnings	—%	30.6%
U.S. tax permanent difference	—%	8.3%
Repatriation of foreign earnings	—%	(146.1)%
Net change in valuation allowance	1.2%	328.5%
Net change in unrecognized tax benefits	(1.8)%	(4.1)%
US Tax Reform Impact due to rate change	15.9%	—%
Non-deductible hedge loss in Netherlands	(14.3)%	—%
Non-deductible transaction costs (US and Netherlands)	(4.4)%	—%
Other	3.9%	(25.4)%
Effective income tax rate	28.7%	123.2%
Our effective income tax rate for the Successor period from March 15, 2017 through December 31, 2017, was 28.7% based on an income tax benefit of $61.6 million on loss before income tax of $214.6 million. The difference in the effective income tax rate over the statutory rate of 25% is primarily attributable to the impact of the Tax Cuts & Jobs Act which was signed into law on December 22, 2017, which resulted in a change in the enacted statutory tax rate from 35% to 21%. The U.S. statutory tax rate change resulted in a revaluation of deferred tax balances (15.9% or $34.2 million) impacting the effective tax rate. The non-deductibility of a hedge loss in the Netherlands (14.3% or $30.6 million) also resulted in an impact to the effective tax rate.
For the Predecessor period January 1, 2017 through September 5, 2017, the income tax expense was $23.8 million on earnings before income tax of $19.3 million resulting in an effective tax rate of 123.2%. The excess of the effective income tax rate over the statutory rate is primarily attributable to an increase in valuation allowance on domestic losses and credits, partially offset by favorable earnings mix in jurisdictions with lower tax rates.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Deferred Tax Balances
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
Deferred Tax Assets
Accruals not yet deductible for tax purposes	$56.2	$35.6
Net operating loss carryforwards	75.7	102.4
U.S., Non-U.S. and state tax credits	3.2	16.1
Employee benefit items	38.0	42.8
Intercompany losses	35.8	35.8
Intercompany interest	26.0	16.5
Lease liability	20.7	—
Other	7.6	12.1
Gross deferred tax assets	263.2	261.3
Less: Valuation allowance	(102.1)	(143.0)
Total deferred tax assets	$161.1	$118.3
Deferred Tax Liabilities
Depreciation and amortization	$(26.3)	$(9.5)
Unremitted foreign earnings	(1.7)	(0.1)
Intangibles	(291.4)	(293.7)
Other	(8.4)	(13.8)
Total deferred tax liabilities	(327.8)	(317.1)
Net deferred tax liability	$(166.7)	$(198.8)
We have investments in various foreign subsidiaries. The unremitted earnings for investments in foreign subsidiaries are not considered to be indefinitely reinvested, and we have recognized a deferred tax liability related to those earnings. To the extent that there are outside basis differences beyond the unremitted earnings, we have not recognized a deferred tax liability as we are considered to be indefinitely reinvested in our foreign subsidiaries. It is impracticable to estimate the amount of deferred taxes that would apply in recovering the outside basis differences in our foreign subsidiaries.
We have net operating losses (“NOL”) and tax credits across multiple jurisdictions around the world. From a U.S. perspective, we have a federal NOL of $58.8 million (tax effected $6.6 million) which can be carried forward indefinitely. Also from a U.S. perspective, we have state NOLs in the amount of $500.6 million (tax effected $24.6 million) which expire over various tax years. Our state NOLs are not expected to be realized and as such a valuation allowance has been recorded. From a non-U.S. perspective, we have NOLs around the world totaling $198.3 million (tax effected $44.5 million) which expire during various tax years. Of the $44.5 million tax benefit of non-U.S. NOLs, $5.3 million is not expected to be realized as of December 31, 2019 and as such, a valuation allowance has been recorded.
From a U.S. perspective, we have $3.2 million of state research and development credits. We do not expect to use any of these state credits and as such, a corresponding valuation allowance has been recorded.
Unrecognized Tax Benefits
As of December 31, 2019, the total gross unrecognized tax benefits were $82.4 million (includes penalties of $1.6 million and interest of $5.9 million) compared to $82.9 million as of December 31, 2018. During the year ended December 31, 2019, gross unrecognized tax benefits decreased by approximately $0.5 million. During the year ended December 31, 2018, gross unrecognized tax benefits increased by

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
approximately $21.1 million. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is approximately $38.0 million.
As of December 31, 2019, of the $82.4 million total unrecognized tax benefits, $27.6 million are subject to reimbursement from Sealed Air pursuant to the tax indemnifications in the Purchase Agreement.
As of December 31, 2017, the total gross unrecognized tax benefits were $61.8 million. During the period September 6, 2017 through December 31, 2017, gross unrecognized tax benefits decreased by approximately $2.9 million. Unrecognized tax benefits at September 6, 2017 are subject to reimbursement from Sealed Air pursuant to the tax indemnifications in the Purchase Agreement.
The aggregate changes in the balance of gross unrecognized tax benefits were as follows:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017
Balance at beginning of period	$82.9	$61.8	$64.7
Gross increases – tax positions in current period	2.2	48.1	—
Lapse of statute of limitations	(2.7)	(27.0)	(2.9)
Balance at end of period	$82.4	$82.9	$61.8
Tax Reform
On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system and a one-time transition tax on the mandatory deemed repatriation of foreign earnings.
On December 22, 2017, Staff Accounting Bulletin No. 118 (“SAB 118”) was issued to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. In accordance with SAB 118, our provisional amount constituted a reasonable estimate at December 31, 2017, based upon the best information available at the time. In the quarter ended December 31, 2018, we filed our 2017 U.S. income tax return and completed the accounting for the relevant aspects of the Tax Act. Based on available information, we have recorded an income tax expense of $6.4 million during the year.
While the Tax Act provides for a territorial tax system, beginning in 2018, it includes two new U.S. tax base erosion provisions, the global intangible low-taxed income (“GILTI”) provisions and the base-erosion and anti-abuse tax (“BEAT”) provisions.
The GILTI provisions require us to include, in our U.S. income tax return, foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. We have elected to account for GILTI tax in the period in which it is incurred, and therefore have recorded an income tax expense of $2.1 million during the year.
The BEAT provisions in the Tax Act eliminates the deduction of certain base-erosion payments made to related foreign corporations, and impose a minimum tax, if greater than regular tax. We determined that the impact of the BEAT provisions is immaterial and have not recorded an impact during the year.
The changes to existing U.S. tax laws as a result of the Tax Act which have the most significant impact on our federal income taxes are as follows:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
•
Reduction of the U.S. Corporate Income Tax Rate:   We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Accordingly, we recognized a deferred tax benefit and related decrease in deferred tax liabilities of $34.2 million in our 2017 consolidated and combined financial statements due to the remeasurement necessitated by the Tax Act’s provision reducing the U.S. corporate income tax rate from 35% to 21%.

•
Transition Tax on Foreign Earnings:   The deemed repatriation transition tax (the “Transition Tax”) is a tax on certain previously untaxed accumulated and current earnings and profits (“E&P”) of our foreign subsidiaries. We had not completed our analysis as of December 31, 2017 and did not record a provision at that time. On the basis of revised E&P and taxes paid computations that were calculated during the reporting period, as well as additional guidance provided by taxing authorities, we recognized an income tax expense of $6.4 million.

Income Tax Returns
Our U.S. federal income tax return is subject to examination for a period of 3 years after its filing date. The earliest year open is the tax year 2017.
Our non-U.S. income tax returns are under examination in various jurisdictions in which we conduct business. Income tax returns in non-U.S. jurisdictions have statutes of limitations generally ranging from 3 to 5 years after their filing date. We have various non-U.S. returns in the process of examination but have largely concluded all other income tax matters for the years prior to 2012.
NOTE 17 — COMMITMENTS AND CONTINGENCIES
At times, we are subject to governmental investigations and various legal actions and claims from governmental agencies and other parties. The outcomes of these matters are not within our complete control and may not be known for prolonged periods of time. We record a liability in the consolidated and combined financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from these matters are inherently difficult to predict.
Environmental Matters
We are subject to loss contingencies resulting from environmental laws and regulations, and we accrue for anticipated costs associated with investigatory and remediation efforts when an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals are not reduced by potential insurance recoveries, if any. We do not believe that it is reasonably possible that our liability in excess of the amounts that we have accrued for environmental matters will be material to our consolidated and combined financial condition or results of operations. Environmental liabilities are reassessed whenever circumstances become better defined or remediation efforts and their costs can be better estimated.
We evaluate these liabilities periodically based on available information, including the progress of remedial investigations at each site, the current status of discussions with regulatory authorities regarding the methods and extent of remediation and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) or new sites are assessed and costs can be reasonably estimated, we adjust the recorded accruals, as necessary. We believe that these exposures are not material to our consolidated and combined financial condition or results of operations. We believe that we have adequately reserved for all probable and estimable environmental exposures.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Guarantees and Indemnification Obligations
We are a party to many contracts containing guarantees and indemnification obligations. These contracts primarily consist of:
•
Product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products will conform to specifications. We generally do not establish a liability for product warranty based on a percentage of sales or other formulas. We accrue a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and annual expense related to product warranties are immaterial to our consolidated and combined financial position and results of operations; and

•
Intellectual property warranties by us to third parties in which we have agreed to indemnify the licensee such third parties against infringement claims.

Asset retirement obligations
We have recorded asset retirement obligations primarily associated with asbestos abatement, lease restitution and the removal of underground tanks. Our asset retirement obligation liabilities were $5.6 million and $5.9 million at December 31, 2019 and December 31, 2018, respectively. We also recorded assets within property and equipment, net which included $0.5 million and $0.5 million related to buildings and $0.4 million and $1.2 million related to leasehold improvements as of December 31, 2019 and December 31, 2018, respectively. Accretion expense was $0.1 million for the year ended December 31, 2018. We did not have accretion expense for the year ended December 31, 2019.
NOTE 18 — RELATED PARTY TRANSACTIONS
Bain
On September 6, 2017, in conjunction with the Diversey acquisition, we entered into a management agreement with Bain, our Sponsor. Pursuant to the management agreement, we pay Bain a fee for advisory, consulting and other services (the “Management Fee”). Pursuant to the management agreement, we will pay an annual management fee of $7.5 million plus Bain’s reasonable out-of-pocket expenses. The Management Fee is payable on a quarterly basis in advance on or before the start of each calendar quarter. During the year ended December 31, 2019 and December 31, 2018, we recorded $7.5 million and $7.5 million of Management Fee expenses, respectively. During the Successor period from March 15, 2017 through December 31, 2017, we recorded $2.4 million of Management Fee expense.
In addition to the management fee, we may pay consulting fees to Bain for services related to future transactions or in consideration of any additional services provided to us under the management agreement. For the year ended December 31, 2019 we paid Bain $9.8 million of consulting fees. For the year ended December 31, 2018 and the Successor period from March 15, 2017 through December 31, 2017, we did not pay Bain consulting fees. There are no amounts due to Bain at December 31, 2018 and December 31, 2019.
Beginning in 2019, Phil Weiland served as our interim CFO while employed by Bain. We did not pay a separate salary under the terms of the management agreement. Mr. Weiland was named CEO in July of 2020 and is now a Diversey employee.
We may conduct business with other Bain affiliates from time to time in the normal course of business. Although we may have common owners with these affiliates depending upon the Bain fund ownership structure, we believe the terms were comparable to terms available or amounts that would be paid or received, as applicable, in an arm’s-length transaction with a party unrelated to us.
Investment in Virox
As discussed in Note 2, we, along with Virox, are parties to inter-entity transactions that include a distribution agreement, royalty agreement and a supply agreement. Under a distribution agreement we

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
recognized revenue totaling $85.1 million and $81.9 million for the years ended December 31, 2019 and December 31, 2018. We also accrued royalty expense of $3.3 million and $3.5 million during the years ended December 31, 2019 and December 31, 2018, respectively. We purchased $42.4 million and $41.4 million inventory from Virox for the years ended December 31, 2019 and December 31, 2018 under the supply agreement. As of December 31, 2019 and 2018, we had the following amounts on our Consolidated Balance Sheet related to Virox:
(in millions)	December 31, 2019	December 31, 2018
Trade Receivable, Net	$0.1	$0.2
Accounts Payable	$4.1	$4.3
As discussed in Note 5, on December 17, 2019, Diversey acquired all Intellectual Property (IP) of Virox Holdings, Inc. and Virox International Holdings, Inc., including patents, trademarks, copyrights, trade secrets, third party licenses, associated income, all technology, regulatory master registrations (EPA, Biocidal Products Regulations) and other rights and licenses required to operate the IP. The IP was valued at $37.4 million (cash purchase agreement of $34.2 million and a non-exclusive license back to Virox of that IP for specific sectors (excluding healthcare), valued at $3.2 million).
Virox was provided a global royalty free non-exclusive license (License Agreement) under the current IP (current and pending Virox patents only) in perpetuity in order to continue its existing private label and branded business for the markets it currently serves.
Additionally, Virox acquired Diversey’s shares held in Virox Holdings, Inc. and Virox International Holdings Inc, by way of a cash purchase agreement of $27.1 million, resulting in a gain of $13.0 million.
The Company accounted for its investment in Virox under the equity method, this investment was initially recognized at fair value as part of the Diversey Acquisition. The carrying amount of the investment was adjusted to recognize changes in the Company’s share of net assets of Virox since the acquisition date.
Employee Loans
Certain employees were given loans to invest in the Diversey business. The outstanding balance of such loan receivables were approximately $3.1 million (including accrued interest of $0.1 million) and $3.0 million at December 31, 2018 and December 31, 2017, respectively, and are included as part of Other non-current assets in our Consolidated Balance Sheets. These loans were paid in full during 2019, and as such, there were no outstanding balances as of the year ended December 31, 2019.
NOTE 19 — ACCUMULATED OTHER COMPREHENSIVE LOSS
The following table provides detail of accumulated other comprehensive (loss) income for the period March 15, 2017 to December 31, 2017 and the years ended December 31, 2019 and December 31, 2018:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)	Unrecognized Pension Items	Cumulative Translation Adjustment	Unrecognized Gains (Losses) on Derivative Instruments	Accumulated Other Comprehensive Loss
Balance March 15, 2017	$—	$—	$—	$—
Other comprehensive (loss) income before reclassifications	0.2	(4.5)	(0.3)	(4.6)
Amounts reclassified from AOCI to net income	—	—	—	—
Net change	0.2	(4.5)	(0.3)	(4.6)
Balance December 31, 2017	0.2	(4.5)	(0.3)	(4.6)
Other comprehensive (loss) income before reclassifications	(11.1)	(79.8)	0.9	(90.2)
Amounts reclassified from AOCI to net income	—	—	—	—
Net change	(11.1)	(79.8)	0.9	(90.2)
Balance December 31, 2018	(10.9)	(84.3)	0.6	(94.8)
Other comprehensive (loss) income before reclassifications	(2.7)	30.1	2.7	29.8
Amounts reclassified from AOCI to net income	—	—	0.5	0.5
Net change	(2.7)	30.1	3.2	30.3
Balance December 31, 2019	$(13.6)	$(54.2)	$3.8	$(64.5)
See further discussion of the AOCI related to pension and other post-employment benefits in Notes 14 and 15.
The following table provides details of amounts reclassified from accumulated other comprehensive income during the year ended December 31, 2019 and December 31, 2018:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
Defined benefit plans and other post-employment benefits:
Prior service costs	$—	$—
Actuarial gain (losses)	—	0.1
Total pre-tax amount	—	0.1
Tax benefit	—	—
Net of tax	—	0.1
Reclassifications from unrealized gains/losses from derivative instruments:
Net gains (losses) on cash flow hedging derivatives:
Foreign currency forward contracts	0.2	(0.5)
Interest rate and currency swaps	0.5	—
Total pre-tax amount	0.7	(0.5)
Tax expense	(0.2)	0.2
Net of tax	0.5	(0.3)
Total reclassifications for the period	$0.5	$(0.2)

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
NOTE 20 — SHARE-BASED COMPENSATION
During 2018 we implemented a management equity incentive plan (MEIP) and cash long-term incentive plan (LTIP), whereby grants were made pursuant to each plan to certain employees. These awards are accounted for under ASC 718, Compensation-Stock Compensation.
MEIP
During 2018, certain domestic and foreign employees (Participants) were granted Class B through Class F incentive shares (Incentive Shares). The Incentive Shares vest ratably over five years, except for the occurrence of a Change in Control, as defined in the Securityholder Agreement (SHA), whereby vesting accelerates to 100%. Participants are entitled to receive distributions as/when paid by the issuer, in the amounts determined in the SHA and are subject to a waterfall distribution. Class C through Class F participants are also subject to certain performance targets within the distribution waterfall. The SHA contains an employer call option whereby we have the option to repurchase the Incentive Shares upon employee termination based upon amounts outlined in the SHA. As the issuer’s intent is to exercise the call option upon employee termination, the awards must be classified as a liability, and will be remeasured at each reporting period.
We have elected to value the awards at the grant date using the intrinsic value method as permitted under ASC Topic 718. Compensation expense will be recognized over the requisite service period, which is determined to be approximately five years due to the call option feature included in the awards. Based upon the intrinsic value method related to the Incentive Shares, we recorded $3.0 million in compensation expense for the year ended December 31, 2019. We did not record any compensation expense or liability for the year ended December 31, 2018. Our policy is to recognize forfeitures as they occur.
The following is a summary of Incentive Shares activity as of and for the year ended December 31, 2019 and December 31, 2018:
Shares
Shares granted during 2018	7,187,341
Shares forfeited during 2018	(1,685,689)
Total shares outstanding at December 31, 2018	5,501,652
Shares granted during 2019	2,220,039
Shares forfeited during 2019	(1,806,372)
Total shares outstanding at December 31, 2019	5,915,319
Shares available to be issued at December 31, 2019	3,449,702
Total shares authorized at December 31, 2019	9,365,021
Vested shares at December 31, 2019	860,863
LTIP
During 2019 the issuer also granted certain employees LTIP awards. No vesting or payout occurs for the LTIP awards until the occurrence of an Exit Event, as defined in the Cash LTIP agreement. Upon an Exit Event under which a specified performance target is achieved, the LTIP payout amount is the sum of a Time-Based Payout and Performance-Based Payout, both as defined. We have elected to value the awards at the grant date using the intrinsic value method. At December 31, 2019, we determined it is not probable that the performance conditions will be met. Therefore, no resulting compensation expense was recorded during the year ended December 31, 2019.
2017 — Predecessor Periods
Sealed Air has a combined incentive plan in which we participated. The plan provides for the grant of Sealed Air stock options, Sealed Air stock appreciation rights, Sealed Air restricted stock, Sealed Air

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
restricted stock units, Sealed Air unrestricted stock, Sealed Air performance share units known as PSU awards, other stock awards and cash awards to officers and key employees.
We recorded share-based incentive compensation expense in selling, general and administrative expenses and cost of sales on the Predecessor combined statements of operations for both equity-classified awards and liability-classified awards. We recorded corresponding credits to current or non-current liability for liability-classified awards based on the fair value of the share-based incentive compensation awards at the date of grant. Total expense for the liability-classified awards continues to be remeasured to fair value at the end of each reporting period. We recognize an expense or credit reflecting the straight-line recognition, net of estimated forfeitures, of the expected cost of the program. The number of PSUs earned may equal, exceed or be less than the targeted number of shares depending on whether the performance criteria are met, surpassed or not met.
Pre-tax share-based incentive compensation expense related to participation in Sealed Air’s PSU awards, Stock Leverage Opportunity Awards and restricted stock awards totaled $12.3 million for the Predecessor period January 1, 2017 through September 5, 2017.
NOTE 21 — RESTRUCTURING ACTIVITIES
In 2018, we initiated a plan to realign our personnel resources with the Company’s business needs. The following table provides the details for the restructuring accrual for the year ended December 31, 2019 and December 31, 2018:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
Restructuring accrual at beginning of period	$9.5	$2.2
Accrual and accrual adjustments	19.8	24.9
Cash payments during period	(16.1)	(16.8)
Foreign currency translation	0.1	(0.8)
Restructuring accrual at end of period	$13.3	$9.5
We anticipate paying the remaining $13.3 million of restructuring accrual within the next twelve months. This amount is included in Accrued restructuring costs on the Consolidated Balance Sheet at December 31, 2019.
In 2017, Sealed Air had a combined restructuring program which we previously participated. As a result, expenses and liabilities related to this program were allocated to us in the Predecessor periods. In connection with the Diversey Acquisition, we assumed certain restructuring liabilities in the amount of $8.6 million related to these previous restructuring activities. There were no additional restructuring programs initiated by us during the Successor period from March 15, 2017 through December 31, 2017.
The following table details restructuring activities in the consolidated and combined statement of operations for the Predecessor period from January 1, 2017 through September 5, 2017:
Predecessor
(in millions)	January 1, 2017 through September 5, 2017
Other associated costs	$4.8
Restructuring charges	0.1
Total	$4.9
Capital expenditures	$1.2

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
NOTE 22 — COSTS RELATED TO EXIT AND DISPOSAL ACTIVITIES
In an effort to align our resources to our current and future business needs and to achieve certain synergies, we closed a facility in Reading, Pennsylvania. This closure was essentially completed by September 30, 2018. The expected and actual costs of exiting the Reading facility are shown in the table below. Both the operating lease impairment and moving costs were recorded as part of cost of goods sold and the write-off of certain assets was recorded in Other (income) expense, net.
(in millions)	For the Year Ended December 31, 2018
Description
Operating lease impairment	$0.5
Write-off of certain fixed assets	0.2
Storage and moving costs	0.3
Total	$1.0
The following table reconciles the beginning and ending liability balances of the closing costs related to the Reading activity:
(in millions) Description	Reading Facility
Balance at January 1, 2018	$—
Costs accrued, other than write-off of fixed assets	0.8
Payments made	(0.3)
Balance at December 31, 2018	$0.5
NOTE 23 — SEGMENTS
The Company’s business activities and operations are organized into five geographic regions that represent its reportable segments:
•
North America — represents our operations located within the U.S. and Canada, primarily serving customers in the healthcare, retail and food service industries.

•
Latin America — represents our operations located South America, Central America and Mexico, primarily serving customers in the retail, beverage, processed food and dairy industries.

•
Europe — represents our operations located in Europe, primarily serving customers in the food service, building service contractor, healthcare, hospitality and processed food industries.

•
Middle East & Africa — represents our operations located in the Middle East and Africa, primarily serving customers in the hospitality, beverage, processed food and food service industries.

•
Asia Pacific — represents our operations located in Asia and Australia, primarily serving customers in the hospitality, food service, beverage and building service contractor industries.

No operating segments were aggregated to form the Company’s reportable segments. The reportable segments are the segments of the Company for which separate financial information is available and for which segment results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company evaluates performance of the reportable segments based on the results of each segment. The performance metric used by the Company’s chief operating decision maker to evaluate performance of our reportable segments is Adjusted EBITDA.
The Company did not have any non-US country account for more than 10% of total sales or total long-lived assets. As described in Note 1, our Net Sales are comprised of commercial cleaning, sanitation and

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
hygiene products and solutions for food safety and service, food and beverage plant operations, floor care, housekeeping and room care, laundry and hand care. Net sales for each of the Company’s reportable segments is as follows:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
North America	$581.1	$576.1	$175.2	$375.7
Latin America	203.3	226.1	90.3	166.9
Europe	1,189.4	1,225.3	384.2	722.3
Middle East & Africa	255.6	253.4	80.5	161.9
Asia Pacific	394.5	407.2	140.0	254.5
Total	$2,623.9	$2,688.1	$870.2	$1,681.3
Adjusted EBITDA for each of the Company’s reportable segments is as follows:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
North America	$84.2	$77.4	$21.7	$40.0
Latin America	35.7	40.8	18.3	30.0
Europe	224.9	224.2	81.6	138.3
Middle East & Africa	56.9	52.7	13.8	36.8
Asia Pacific	90.4	88.0	31.8	48.2
Corporate / Global	(152.3)	(161.5)	(53.4)	(97.3)
Total	$339.8	$321.6	$113.8	$196.0
The following table shows a reconciliation of U.S. GAAP income (loss) before income tax provisions to Non-GAAP consolidated Adjusted EBITDA:

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017	Predecessor – January 1, 2017 through September 5, 2017
Income (loss) before income tax provision (benefit)	$(76.3)	$(224.7)	$(214.6)	$19.3
Interest Expense	141.0	135.2	42.7	9.0
Interest Income	(7.5)	(5.8)	(1.4)	(3.3)
Amortization expense of intangible assets acquired	93.7	91.2	19.4	40.6
Impairment of goodwill	—	68.5	—	—
Depreciation expense included in cost of sales	84.4	73.4	21.5	41.1
Depreciation expense included in selling, general and administrative expenses	7.4	7.6	1.0	10.2
EBITDA	242.7	145.4	(131.4)	116.9
Transition and transformation costs and non-recurring costs	52.8	120.6	63.3	—
Restructuring costs	19.8	24.9	—	0.1
Foreign currency loss related to Argentina subsidiaries	11.4	3.4	—	—
Loss on foreign currency forward contract	—	—	121.3	—
Adjustment of tax indemnification asset	7.1	31.0	(3.9)	—
Merger and acquisition-related cost	0.3	7.3	38.0	—
Acquisition accounting adjustments	1.9	5.3	16.0	—
Bain Capital management fee	7.5	7.5	2.4	—
Non-cash pension and other post-employment benefit plan	(8.8)	(10.5)	(2.9)	(5.9)
Foreign currency loss (gain)	10.8	(16.3)	0.8	0.1
Factoring fees	3.4	0.6	—	—
Share-based incentive compensation	3.0	—	—	12.3
Charges related to sale of Diversey	—	—	—	23.1
Bridge commitment fee	—	—	7.5	—
Stand-alone adjustment	—	—	—	40.3
Gain on sale of business and investments	(13.0)	—	—	—
Non-cash items	—	—	1.8	4.2
Other items	0.9	2.4	0.9	4.9
Non-GAAP consolidated Adjusted EBITDA	$339.8	$321.6	$113.8	$196.0
The following table shows assets allocated by reportable segments. Assets allocated by reportable segment include accounts receivable and inventory.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
North America	$87.6	$94.7
Latin America	63.3	68.1
Europe	291.8	306.1
Middle East & Africa	88.6	92.9
Asia Pacific	105.2	109.1
Corporate / Global	$3,577.0	$3,519.1
Total	$4,213.5	$4,190.0
Expenditures for the Company’s long-lived assets are as follows:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
North America	$18.5	$32.4
Latin America	3.7	3.0
Europe	4.6	7.2
Middle East & Africa	1.3	0.7
Asia Pacific	0.9	0.9
Total	$29.0	$44.2
Long-lived assets and right of use assets by geographic region for each of the Company’s reportable segments is as follows:
(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018
North America	$70.1	$59.9
Latin America	16.3	15.5
Europe	146.2	114.6
Middle East & Africa	13.6	5.5
Asia Pacific	20.7	11.3
Total	$266.9	$206.8
NOTE 24 — EARNINGS PER SHARE
The following table set forwards the calculation of both basic and diluted loss per share for the periods ended:
Basic and Diluted Loss Per Share:	Year Ended December 31, 2019	Year Ended December 31, 2018	Successor – March 15, 2017 through December 31, 2017
Net loss attributable to common shareholders	$(109.0)	$(239.1)	$(153.0)
Weighted average shares outstanding(a)	94.40	94.00	93.70
Basic and diluted loss per share	$(1.15)	$(2.54)	$(1.63)

(a)
As described in Note 3, the more dilutive effect of applying either the two-class method or the treasury stock method is used for the participating securities. Generally, the two-class method is more dilutive.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Since the participating securities do not participate in losses of the Company, there was no allocation of losses to these securities for all periods presented above as the Company was in a net loss position. Therefore, the effects of the participating securities was not included under either method.
NOTE 25 — SUBSEQUENT EVENTS
Impact of COVID-19
On March 11, 2020, the World Health Organization declared the Coronavirus Disease 2019 (“COVID-19”) outbreak as a global pandemic. Additionally, many international heads of state, including the President of the United States, declared the COVID-19 outbreak to be a national emergency in their respective countries. In response to these declarations and the rapid spread of COVID-19 across many countries, including the United States, governmental agencies around the world (including federal, state and local governments in the United States) implemented varying degrees of restrictions on social and commercial activities to promote social distancing in an effort to slow the spread of the illness. These measures, as well as future measures, have had and will continue to create a significant adverse impact upon many sectors of the global economy. Additionally, the spread of the virus continues in many parts of the world, including the United States.
Diversey’s global operations have continued to operate and serve the needs of our customers through the global pandemic. We have seen little to no facility closures due to government orders. While we have introduced social distancing, health monitoring and any necessary quarantining into our global operations, this work has been done with very limited impact to overall production capacity. We will continue to monitor these situations globally and respond accordingly as necessary.
The impact of COVID-19 has resulted in unanticipated expenses in fiscal 2020. These costs included:
•
additional inbound freight costs due to sourcing changes (airfreight);

•
higher sales freight due to lower drop size, back orders and customer returns;

•
higher warehousing costs driven by higher storage costs due to inventory increase as well as higher handling costs driven by increase of temporary staff & overtime to meet increased demand and LTL shipments; and

•
higher manufacturing cost per unit driven by higher costs to produce covid-19 products, lower productivity due to social distancing and higher employee absenteeism, protective equipment as well as manufacturing under-absorption in certain facilities related to fixed costs and lower production tonnage for non COVID-19 products.

We cannot predict the impact on our operations of future spread or worsening of the COVID-19 pandemic or future restrictions on commercial activities by governmental agencies to limit the spread of the virus. The health of our workforce, and our ability to meet staffing needs in our manufacturing facilities, distribution of our products and other critical functions are key to our operations.See the “Risk Factors” section of this prospectus for more information regarding risks related to COVID-19.
We continue to monitor the impact that COVID-19 has on all aspects of our business and geographies, including the impact on our employees, customers, suppliers, business partners and distribution channels. We continually assess the evolving situation and implement business continuity plans across all operations. See “Risk Factors,” for additional risks related to the COVID-19 pandemic.
Wypetech Acquisition
On July 1, 2020, Diversey acquired 100% of the stock and associated real estate of Wypetech, LLC. for a purchase price of $34.1 million, of which $2.0 million will be deferred for one year. Wypetech is a contract

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
Constellation (BC) 2 S.à r.l.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
manufacturer, based out of Milwaukee, Wisconsin, that specializes in the production of disinfecting wipes used in a variety of end markets including healthcare, industrial and general commercial and household applications.
New Term Loan
One June 23, 2020, the Company entered into an agreement in which the Company borrowed an additional $150.0 million in connection with the Senior Secured Credit Facilities (“New Term Loan” or “US Dollar Incremental Loan”). The new term loan is considered a new loan commitment under which the existing Senior Secured Credit Facilities is amended for certain changes in connection with the borrowing. The net proceeds after the deferred financing costs and original issue discount (as defined below) was $144.5 million. The Company will repay the loan at 1.00% per annum at 0.25% per quarter. The first principal payment is due on September 30th, 2020. The New Term Loan matures on September 6, 2024. The interest rate associated with the New Term Loan is 5.00% plus a 3-month LIBOR rate, and the 3-month LIBOR rate has a floor of 1.00%.
Deferred financing costs of $1.7 million related to the issuance of the New Term Loan were recorded as a reduction of the principal amount of the borrowings and are amortized using the effective interest method as a component of interest expense over the life of the term loan.
An original issue discount of $3.8 million related to the New Term Loan was recorded as a reduction of the principal amount of the borrowings and is being amortized using the effective interest method as a component of interest expense over the life of the loan.
North American Receivables Securitization Program
On April 22, 2020, Diversey entered into an arrangement with a financial institution to sell certain North American customer receivables without recourse on a revolving basis. The sale of such receivables is completed through the use of a special purpose entity, which is a consolidated subsidiary of Diversey. This arrangement provides for a maximum funding of up to $50 million for receivables sold.
Sale-Leaseback Transactions
During March of 2020, the Company completed sale-leaseback transactions under which it sold 2 properties to an unrelated third-party for a total of $22.9 million. Concurrent with this sale, the Company entered into agreements to lease the properties back from the purchasers over initial lease terms of 15 years. The master leases for the 2 properties includes an initial term of 15 years and four, five-year renewal options and provides for the Company to evaluate each property individually upon certain events during the life of the lease, including individual renewal options.

Confidential Treatment requested by Diversey Holdings, Ltd.
Pursuant to 17 C.F.R. Section 200.83

Ordinary Shares
Diversey Holdings, Ltd.

Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.
Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*
Total expenses	$	*

*
To be provided by amendment.

Item 14.
Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful deceit, civil fraud or the consequences or committing a crime. Our amended and restated articles of association will provide for indemnification of officers and directors to the maximum extent permitted by law for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud and dishonesty or willful default.
We intend to enter into indemnification agreements with each of our directors and officers pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
We also expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors in certain instances.
Item 15.
Recent Sales of Unregistered Securities.

The registrant was formed on November 5, 2020 for the purpose of consummating this offering and has not issued any securities to date. Prior to the registrant’s formation and since September 2017, certain directors, officers, employees, consultants and other service providers were issued an aggregate of 23,496,565 restricted shares of Constellation (BC) Poolco S.C.A., an entity incorporated for the purpose of pooling the interests of certain employees, directors and officers in Constellation (BC) S.à r.l., a subsidiary of the registrant. In connection with the foregoing issuances, Constellation (BC) S.à r.l. issued an equal number of securities to Constellation (BC) Poolco S.C.A.
The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act of 1933 or Regulation D

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.
Item 16.
Exhibits and Financial Statement Schedules.

(i)
Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Memorandum and Articles of Association to be effective prior to the completion of this offering
4.1*	Indenture, dated as of August 8, 2018, by and among Diamond (BC) B.V., the guarantors party thereto from time to time, Wilmington Trust, National Association, as trustee and Citibank, N.A., London Branch, as paying agent, transfer agent, registrar and authentication agent.
4.2*	Form of Registration Rights Agreement
5.1*	Opinion of Maples and Calder
10.1*	Credit Agreement, dated as of September 6, 2017, by and among BCPE Diamond Netherlands Topco, B.V., Diamond (BC) B.V., the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch as the administrative agent, the collateral agent and a letter of credit issuer party thereto.
10.2*	Form of Director Nomination Agreement
10.3*	Service Agreement, dated as of July 14, 2020, by and between Diversey Limited and Philip Wieland
10.4*	Offer Letter, dated as of September 27, 2017, by and between Michael Del Priore and Diversey, Inc.
21.1*	List of subsidiaries
23.1*	Consent of Maples and Calder (included in Exhibit 5.1)
23.2*	Consent of Ernst & Young LLP.
24.1*	Powers of attorney (included on signature page)

*
Indicates to be filed by amendment.

+
Indicates a management contract or compensatory plan or arrangement.

(ii)
Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.
Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof

Confidential Treatment requested by Diversey Holdings, Ltd. Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the                 , State of                 , on                 , 2020.
DIVERSEY HOLDINGS, LTD.
By:

Name:
Philip Wieland

Title:
Chief Executive Officer

POWER OF ATTORNEY
The undersigned directors and officers of Diversey Holdings, Ltd. hereby appoint each of           ,           and           , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Philip Wieland	Chief Executive Officer and Director (Principal Executive Officer)
Todd Herndon	Chief Financial Officer (Principal Financial Officer)
David Dickerson	VP, Controller and Chief Accounting Officer (Principal Accounting Officer)
Eric Foss	Director
Ken Hanau	Director
Michel Plantevin	Director